File No. 333-46913


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                         PRE-EFFECTIVE AMENDMENT NO. 3
                                       TO
                                    FORM S-4
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933




                             GERMAN AMERICAN BANCORP
             (Exact name of Registrant as specified in its charter)

                                     INDIANA
                         (State or other jurisdiction of
                         incorporation or organization)

                                      6711
                          (Primary Standard Industrial
                           Classification Code Number)

                                   35-1547518
                      (I.R.S. Employer Identification No.)

                            711 MAIN STREET, BOX 810
                   JASPER, INDIANA 47546-3042; (812) 482-1314
               (Address, including Zip Code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                           GEORGE W. ASTRIKE, CHAIRMAN
                             GERMAN AMERICAN BANCORP
                            711 MAIN STREET, BOX 810
                   JASPER, INDIANA 47546-3042; (812) 482-1314
                            Telecopier (812) 482-0745
                       (Name, address, including Zip Code,
                         and telephone number, including
                        area code, of agent for service)

Copy to:


Mark B. Barnes, Esq.                                   Nicholas J. Chulos, Esq.
Leagre Chandler & Millard                              Krieg, DeVault, Alexander
9100 Keystone Crossing                                   & Capehart
Suite 800                                              One Indiana Square
Indianapolis, IN 46240-0609                            Suite 2800
Telephone (317) 843-1655                               Indianapolis, IN 46204
Telecopier (317) 846-7900                              Telephone (317) 636-4341
                                                       Telecopier (317) 636-1507

R.J. McConnell, Esq.
Bose McKinney & Evans
2700 First Indiana Plaza
135 North Pennsylvania Street
Indianapolis, IN  46204
Telephone (317) 684-5000
Telecopier (317) 684-5773

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]


         ------------------------------------------------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         ------------------------------------------------------------

                                   CSB BANCORP

                            MAIN AND SEVENTH STREETS
                            PETERSBURG, INDIANA 47567


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                             TO BE HELD MAY 29, 1998


     Notice is hereby given that a Special Meeting of Shareholders of CSB Bancorp ("CSB") will be held at the southside branch of The Citizens State Bank of Petersburg located at Highway 61 and Illinois Street, Petersburg, Indiana, on May 29, 1998, at 10:00 a.m., Petersburg time (the "Special Meeting"), for the following purposes:


                  1. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Reorganization dated December 8, 1997, among CSB; The Citizens State Bank of Petersburg, a wholly owned subsidiary of CSB ("Citizens"); German American Bancorp ("German American"); German American Holdings Corporation, a wholly owned subsidiary of German American ("GAHC"); and Community Trust Bank, a wholly owned subsidiary of GAHC (the "CSB Agreement"), and a Plan of Merger between CSB and GAHC, as joined in by German American, in the form attached to the CSB Agreement as Appendix A, and to approve the transactions contemplated thereby, including the merger of CSB with and into GAHC (the CSB "Merger").


                  2. To transact such other business as may properly come before the Special Meeting or any adjournment or adjournments thereof.

         Holders of CSB Common Stock of record at the close of business on ___________, 1998, are entitled to notice of and to vote at the Special Meeting or any adjournment or adjournments thereof.

         SHAREHOLDERS ARE INVITED TO ATTEND THE MEETING IN PERSON. ALL SHAREHOLDERS, EVEN IF THEY PLAN TO ATTEND THE MEETING, ARE REQUESTED TO COMPLETE, SIGN, AND DATE THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

                                        By Order of the Board of Directors



                                       JERRY A. CHURCH, EXECUTIVE VICE PRESIDENT
___________, 1998
Petersburg, Indiana

                            FSB FINANCIAL CORPORATION

                                 102 MAIN STREET
                            FRANCISCO, INDIANA 47659


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                             TO BE HELD MAY 29, 1998


     Notice is hereby given that a Special Meeting of Shareholders of FSB Financial Corporation ("FSB") will be held at 231 West Broadway, Princeton, Indiana 47670, on May 29, 1998, at 10:00 a.m., Francisco time (the "Special Meeting"), for the following purposes:


                  1. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Reorganization dated January ___, 1998, among FSB; FSB Bank, a wholly owned subsidiary of FSB ("FSB Bank"); German American Bancorp ("German American"); German American Holdings Corporation, a wholly owned subsidiary of German American ("GAHC"); and Community Trust Bank, a wholly owned subsidiary of GAHC (the "FSB Agreement"), and a Plan of Merger between FSB and GAHC, and joined in by German American in the form attached to the FSB Agreement as Appendix A, and to approve the transactions contemplated thereby, including the merger of FSB with and into GAHC (the "Merger").

                  2. To transact such other business as may properly come before the Special Meeting or any adjournment or adjournments thereof.

         Holders of FSB Common Stock of record at the close of business on ___________, 1998, are entitled to notice of and to vote at the Special Meeting or any adjournment or adjournments thereof.

         SHAREHOLDERS ARE INVITED TO ATTEND THE MEETING IN PERSON. ALL SHAREHOLDERS, EVEN IF THEY PLAN TO ATTEND THE MEETING, ARE REQUESTED TO COMPLETE, SIGN, AND DATE THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

                                             By Order of the Board of Directors



                                            GLENN YOUNG, PRESIDENT
______________, 1998
Francisco, Indiana

                             GERMAN AMERICAN BANCORP
                                   PROSPECTUS
                            ------------------------


                                   CSB BANCORP
                                 PROXY STATEMENT
                            ------------------------



                            FSB FINANCIAL CORPORATION
                                 PROXY STATEMENT


     This Prospectus/Proxy Statement relates to the proposed merger of CSB Bancorp, Petersburg, Indiana ("CSB") into German American Holdings Corporation ("GAHC"), a wholly owned subsidiary of German American Bancorp, Jasper, Indiana ("German American") (the "CSB Merger"), pursuant to and in accordance with an Agreement and Plan of Reorganization, dated December 8, 1997 (the "CSB Agreement"), among CSB, German American, GAHC, The Citizens State Bank of Petersburg ("Citizens"), a wholly-owned subsidiary of CSB, and Community Trust Bank ("Community") and a Plan of Merger between CSB and GAHC, as joined in by German American and attached to the CSB Agreement as Appendix A. Simultaneously with and as an integral part of the CSB Merger, Community will merge with and into Citizens.


         This Prospectus/Proxy Statement also relates to the proposed merger of FSB Financial Corporation, Francisco, Indiana ("FSB"), into GAHC (the "FSB Merger"), pursuant to and in accordance with an Agreement and Plan of Reorganization, dated January 30, 1998 (the "FSB Agreement") among FSB, FSB Bank ("FSB Bank"), German American, GAHC and Community. Simultaneously with and as an integral part of the FSB Merger, FSB Bank will merge with and into Community or, if the CSB Merger is first effected, Citizens. The CSB Merger and the FSB Merger shall hereinafter be referred to collectively as the "Mergers".

         The CSB Agreement and the FSB Agreement are separate and distinct from each other, and neither the FSB Merger nor the CSB Merger is conditioned or dependent upon the consummation of the other.


     If the proposed CSB Merger is consummated, German American will issue not fewer than 5.8036 nor more than 7.1094 shares of common stock of German American ("German American Common Stock") for each of the 160,000 issued and outstanding shares of common stock of CSB ("CSB Common Stock"), subject to adjustment in the event of any future stock dividends or splits and the like. The exact number of shares to be issued by German American in the CSB Merger will be determined by the average closing bid/asked quotations for German American's Common Stock during a thirty day period ending on the second business day preceding the closing date (the "CSB Valuation Period"). On __________, 1998 (the latest date practicable prior to the printing of this Prospectus/Proxy Statement), the average of the closing bid/asked quotations for German American Common Stock was $_____ per share. Assuming that such average value remains not less than $24.50 during the CSB Valuation Period (as to which there is no assurance), then the minimum number of shares specified by the CSB Agreement (5.8036 shares of German American for each CSB common share and an aggregate of 928,572 shares of German American Common Stock) will be issued in the CSB Merger. Assuming no change in the number of shares of CSB Common Stock issued and outstanding and that the average closing bid/asked quotations for German American Common Stock during the CSB Valuation Period remain at least $20 per share. German American will issue a number of shares of German American Common Stock with respect to each share of CSB Common Stock that has an average value (as determined during the CSB Valuation Period in accordance with the CSB Agreement) of at least $142.19. If the CSB merger had closed on _______, 1998 (the latest date practicable prior to the printing of this Prospectus/Proxy Statement), CSB shareholders would have received 5.8036 shares of German American Common Stock for each share of CSB Common Stock held by them, which would have had a value (based on German American's closing price on that date) of $_______ per share of CSB Common Stock. See "THE MERGERS -- The CSB Acquisition Agreements -- Terms of the Merger -- Conversion of CSB Common Stock."

     If the proposed FSB Merger Agreement is consummated, German American will issue that number of shares that have a market value determined in accordance with the FSB Agreement during the period of ten trading days that ends of the second business day preceding the Closing Date (the "FSB Valuation Period") equal to approximately 150% of FSB's shareholders equity plus or minus certain adjustments. See "THE MERGERS -- The FSB Acquisition Agreements -- Terms of the Merger--Conversion of FSB Common Stock" for a discussion of the exact factors that will be considered in determining the value of the German American Common Stock to be issued to FSB shareholders and the adjustments that will be considered to shareholders' equity. German American's best estimate is that it will issue between ___ and ___ shares for each FSB common share and that an aggregate from ___ to ___ shares of German American Common Stock will be issued in the FSB Merger. German American and FSB will not cause the FSB Merger to be completed if the shares of German American Common Stock to be issued for each share of FSB Common Stock would have a value (as determined in accordance with the FSB Agreement during the FSB Valuation Period) of less than $40 per FSB share. If the merger had closed on _____, 1998 (the latest date practicable prior to the printing of this Prospectus/Proxy Statement), FSB shareholders would have received an estimated _____ shares of German American Common Stock for each share of FSB Common Stock held by them, which would have had a value (based on German American's closing price on that date of $_________ per share) of $______ per share of FSB Common Stock determined in accordance with the FSB Agreement during the valuation period specified by the FSB Agreement. See "The MERGERS - - The FSB Acquisition Agreements - - Terms of the Merger - - Conversion of FSB Common Stock."

     The Mergers are subject to the approval of the holders of a majority of the outstanding shares of the common stock of each company eligible to vote thereon and the satisfaction of certain other conditions, including obtaining regulatory approvals. For a more complete description of the Mergers, see "THE MERGERS."

     The Special Meeting of the shareholders of CSB will be held at the southside branch of The Citizens State Bank of Petersburg located at Highway 61 and Illinois Street, Petersburg, Indiana, at ___ [a.m./p.m.], Petersburg time, on __________________, ______________, 1998 to (a) consider the CSB Merger proposal, and (b) transact such other business as may properly come before the meeting. The Special Meeting of the shareholders of FSB will be held at ____________________________, Indiana, at _____ [a.m./p.m.] on _______,
__________, 1998, to (a) consider the FSB Merger proposal and (b) transact such other business as may properly come before the meeting. This Prospectus/Proxy Statement constitutes both a Prospectus of German American covering the German American Common Stock to be issued by it pursuant to the Mergers and a Proxy Statement in connection with the solicitation by the Boards of Directors of CSB and FSB of proxies to be voted at their respective Special Meetings.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         The date of this Prospectus/Proxy Statement is ____________, 1998.

                              AVAILABLE INFORMATION

         German American is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"). Accordingly, German American files proxy statements, annual and quarterly reports, and other information with the Securities and Exchange Commission (the "Commission").
Those proxy statements, reports, and other information may be inspected and copied at prescribed rates, at the public reference facilities maintained by the Commission at the addresses set forth below.


         German American has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "1933 Act"), covering the shares of German American Common Stock to be issued in connection with the Mergers. This Proxy Statement also constitutes the Prospectus of German American filed as part of that Registration Statement. This Proxy Statement does not contain all of the information set forth in the Registration Statement. The Registration Statement and the exhibits thereto can be inspected and copied at prescribed rates at the Commission's public reference room, Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, as well as the Commission's regional offices located at: Seven World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such materials may also be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants (including German American) that file electronically with the SEC.


                         -------------------------------

                             SOURCES OF INFORMATION

         The information in the above-described Registration Statement, including this Prospectus/Proxy Statement, concerning German American and its affiliates, CSB and its affiliates, and FSB and its affiliates, has been supplied by management of the respective companies.

                         -------------------------------

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT IN CONNECTION WITH THE SOLICITATION OR OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY GERMAN AMERICAN OR CSB OR FSB. THIS PROSPECTUS/PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS/PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY INFERENCE OR IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF GERMAN AMERICAN, CSB OR FSB SINCE THE DATE HEREOF.

                                TABLE OF CONTENTS

AVAILABLE INFORMATION......................................................... 7

SOURCES OF INFORMATION........................................................ 7

INTRODUCTION..................................................................12

SUMMARY OF PROSPECTUS/PROXY STATEMENT.........................................13
     THE SPECIAL MEETINGS.....................................................13
         CSB  ................................................................13
         FSB..................................................................13
     PARTIES TO THE MERGERS...................................................13
         GERMAN AMERICAN......................................................13
         GAHC ................................................................13
         CSB  ................................................................14
         FSB..................................................................14
     THE MERGERS..............................................................14
         GENERAL..............................................................14
         THE CSB MERGER.......................................................14
              MERGER CONSIDERATION............................................14
              THE CITIZENS MERGER.............................................15
              OPINION OF FINANCIAL ADVISOR....................................15
         THE FSB MERGER.......................................................15
              GENERAL.........................................................15
              MERGER CONSIDERATION............................................15
              THE FSB BANK MERGER.............................................16
              OPINION OF FINANCIAL ADVISOR....................................16
         PER SHARE MARKET VALUES AND EQUIVALENT PER SHARE MARKET VALUES.......16
         SUMMARY SELECTED FINANCIAL INFORMATION...............................18
         RIGHTS OF DISSENTING SHAREHOLDERS....................................24
         INTERESTS OF CERTAIN PERSONS IN THE MERGERS..........................24
         FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS.......................24
         REGULATORY APPROVAL..................................................25
         VOTES REQUIRED FOR APPROVAL..........................................25
RECENT FINANCIAL INFORMATION .................................................26
          GERMAN AMERICAN ....................................................26
          CSB.................................................................26
          FSB.................................................................26
RECENT DEVELOPMENTS...........................................................26
INFORMATION CONCERNING THE SPECIAL MEETINGS...................................27
     THE CSB SPECIAL MEETING..................................................27
         GENERAL..............................................................27
         VOTES REQUIRED.......................................................27
     THE FSB SPECIAL MEETING..................................................28
         GENERAL..............................................................28
         VOTES REQUIRED.......................................................28
     PROXIES..................................................................28
     SOLICITATION OF PROXIES..................................................29

THE MERGERS...................................................................29

     BACKGROUND AND REASONS FOR THE MERGERS...................................29
         CSB  ................................................................29
         FSB..................................................................31
         GERMAN AMERICAN......................................................32
     THE CSB ACQUISITION AGREEMENTS...........................................32
         EFFECT OF THE MERGER.................................................32
         TERMS OF THE MERGER..................................................33
              CONVERSION OF CSB COMMON STOCK..................................33
              SURRENDER OF CERTIFICATES.......................................35
              RIGHTS DETERMINED AT EFFECTIVE TIME.............................36
              EXPENSES........................................................36
         CONDITIONS...........................................................36
         TERMINATION OF ACQUISITION AGREEMENTS................................37
     THE FSB ACQUISITION AGREEMENTS...........................................38
         EFFECT OF THE MERGER.................................................38
         TERMS OF THE MERGER..................................................39
              CONVERSION OF FSB COMMON STOCK..................................39
              SURRENDER OF CERTIFICATES.......................................41
              RIGHTS DETERMINED AT EFFECTIVE TIME.............................41
              EXPENSES........................................................42
         CONDITIONS...........................................................42
         TERMINATION OF ACQUISITION AGREEMENTS................................43
     ACCOUNTING TREATMENT.....................................................44
     FEDERAL INCOME TAX CONSEQUENCES..........................................44
     REGISTRATION STATEMENT...................................................45
     TRANSFER RESTRICTIONS....................................................45
     REGULATORY MATTERS.......................................................45
     RIGHTS OF DISSENTING SHAREHOLDERS........................................46
     INTERESTS OF CERTAIN PERSONS IN THE MERGERS..............................47
     OPINION OF FINANCIAL ADVISOR TO CSB......................................48
     OPINION OF FINANCIAL ADVISOR TO FSB......................................52

PRO FORMA FINANCIAL STATEMENTS OF GERMAN AMERICAN.............................56

INFORMATION ABOUT GERMAN AMERICAN.............................................63
     GENERAL..................................................................63

INFORMATION ABOUT CSB.........................................................63
     GENERAL..................................................................63
     COMPETITION..............................................................63
     REGULATION AND SUPERVISION...............................................64
     PROPERTIES...............................................................64
     MARKET PRICE AND DIVIDEND INFORMATION....................................64
     STOCK OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS.................65

INFORMATION ABOUT FSB.........................................................67
     GENERAL..................................................................67
     EMPLOYEES................................................................67
     COMPETITION..............................................................67
     REGULATION AND SUPERVISION...............................................67
     PROPERTIES...............................................................67
     DESCRIPTION OF FSB CAPITAL STOCK.........................................68
          GENERAL.............................................................68
          MARKET PRICE........................................................68
          DIVIDENDS...........................................................68
     STOCK OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS.................69

CSB  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS....................................................................70

FSB  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS....................................................................90
DESCRIPTION OF GERMAN AMERICAN CAPITAL STOCK.................................106
     AUTHORIZED BUT UNISSUED SHARES..........................................106
     COMMON STOCK............................................................106
          VOTING RIGHTS......................................................106
          DIVIDEND RIGHTS....................................................107
          LIQUIDATION........................................................107
          OTHER MATTERS......................................................107
     PREFERRED STOCK.........................................................107
     ANTI-TAKEOVER PROVISIONS................................................108
         POSSIBLE ISSUANCE OF COMMON STOCK...................................108
         POSSIBLE ISSUANCE OF PREFERRED STOCK................................108
         SUPERMAJORITY VOTE AND MINIMUM PRICE REQUIRED
         FOR BUSINESS COMBINATIONS...........................................109
         CLASSIFIED BOARD....................................................109
         REMOVAL OF DIRECTORS................................................110
         AMENDMENT, CHANGE OR REPEAL OF CERTAIN ARTICLES.....................110
         CONTROL SHARE RESTRICTIONS..........................................110
         POTENTIAL DISADVANTAGES TO SHAREHOLDERS.............................110
COMPARISON OF CSB COMMON STOCK AND GERMAN AMERICAN COMMON STOCK..............106
     GENERAL.................................................................111
     PREFERRED STOCK.........................................................111
     DIVIDEND RIGHTS.........................................................112
     VOTING RIGHTS...........................................................112
     LIQUIDATION RIGHTS......................................................112
     ABSENCE OF PREEMPTIVE RIGHTS............................................112
     ANTI-TAKEOVER PROVISIONS................................................112
COMPARISON OF FSB COMMON STOCK AND GERMAN AMERICAN COMMON STOCK..............113
     GENERAL.................................................................113
     NUMBER OF SHARES AUTHORIZED BUT UNISSUED................................113
     PREFERRED STOCK.........................................................114
     DIVIDEND RIGHTS.........................................................114
     VOTING RIGHTS...........................................................114
     LIQUIDATION RIGHTS......................................................114
     ABSENCE OF PREEMPTIVE RIGHTS............................................114
     ANTI-TAKEOVER PROVISIONS................................................114

LEGAL MATTERS................................................................114

EXPERTS......................................................................114

OTHER MATTERS................................................................115

INDEX TO CSB FINANCIAL STATEMENTS............................................F 1

INDEX TO FSB FINANCIAL STATEMENTS...........................................F 27

APPENDICES:

APPENDIX A -- CSB Agreement and Plan of Reorganization

APPENDIX B -- FSB Agreement and Plan or Reorganization

APPENDIX C -- Provisions of Chapter 44 of the Indiana Business Corporation
              Law Governing Dissenters' Rights

APPENDIX D -- Fairness Opinion of Olive Corporate Finance, LLC for CSB

APPENDIX E -- Fairness Opinion of Olive Corporate Finance, LLC for FSB

APPENDIX F -- German American's Annual Report on Form 10-K for the year ended December 31, 1997 (excluding exhibits)

APPENDIX G -- German American's 1997 Annual Report to Shareholders

APPENDIX H -- German American's Proxy Statement for 1998 Annual Meeting
              of Shareholders

                                   MERGERS OF
                    CSB BANCORP AND FSB FINANCIAL CORPORATION
                                      INTO
                      GERMAN AMERICAN HOLDINGS CORPORATION,
                                 A SUBSIDIARY OF
                             GERMAN AMERICAN BANCORP


                               SPECIAL MEETINGS OF
                                 SHAREHOLDERS OF
                                   CSB BANCORP
                        AND OF FSB FINANCIAL CORPORATION


                                  INTRODUCTION


     This Prospectus/Proxy Statement is being furnished to shareholders of CSB Bancorp ("CSB") and FSB Financial Corporation ("FSB") in connection with the separate solicitations of proxies by the respective Boards of Directors of CSB and of FSB to be voted at Special Meetings of their respective Shareholders. The purpose of each of the Special Meetings is to consider and vote upon separate proposals to merge CSB and FSB, respectively, into German American Holdings Corporation ("GAHC"), a wholly owned subsidiary of German American Bancorp ("German American") (which transactions are hereafter referred to collectively as the "Mergers" and individually as the "CSB Merger" and the "FSB Merger," respectively).


         The CSB Merger proposal is in accordance with the Agreement and Plan of Reorganization, dated December 8, 1997, among CSB, German American, GAHC, The Citizens State Bank of Petersburg ("Citizens"), and Community Trust Bank ("Community") (the "CSB Agreement"), and the Plan of Merger between CSB and GAHC, joined in by German American, in the form attached to the CSB Agreement as Exhibit A (collectively, the "CSB Acquisition Agreements"). The FSB Merger proposal is in accordance with the Agreement and Plan of Reorganization, dated January 30, 1998, among FSB, FSB Bank ("FSB Bank"), German American, GAHC and Community (the "FSB Agreement"), and the Plan of Merger between FSB and GAHC, joined in by German American, in the form attached to the FSB Agreement as Exhibit A (collectively the "FSB Acquisition Agreements").


     If the enclosed proxy is executed and returned, it may nevertheless be revoked at any time insofar as it has not been exercised. The proxy may be revoked by (a) delivering to the Secretary of the corporation holding the meeting (CSB or FSB, as the case may be), (i) a written instrument revoking the proxy or (ii) a subsequently dated proxy, or (b) attending the appropriate Special Meeting and voting in person. Unless revoked, the proxy will be voted at the meeting in accordance with the instructions of the shareholder as indicated on the proxy. If no instructions are given, the shares will be voted FOR the CSB Merger or the FSB Merger, as the case may be, and on other matters that may come before the respective meetings as recommended by the Directors of CSB and FSB, respectively.


         Consummation of the CSB Merger is subject to approval by the vote of the holders of a majority of the outstanding shares of the common stock of CSB ("CSB Common Stock"). Consummation of the FSB Merger is subject to approval by the vote of the holders of a majority of the outstanding shares of the common stock of FSB ("FSB Common Stock").


     THE BOARD OF DIRECTORS OF CSB BELIEVES THAT THE CSB MERGER TO BE CONSIDERED AT THE SPECIAL MEETING OF SHAREHOLDERS OF CSB IS IN THE BEST INTEREST OF CSB AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT CSB SHAREHOLDERS VOTE FOR APPROVAL OF THE CSB MERGER. For information concerning the reasons for these recommendations, see "THE MERGERS."


     THE BOARD OF DIRECTORS OF FSB BELIEVES THAT THE FSB MERGER TO BE CONSIDERED AT THE SPECIAL MEETING OF SHAREHOLDERS OF FSB IS IN THE BEST INTEREST OF FSB AND ITS RESPECTIVE SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT FSB SHAREHOLDERS VOTE FOR APPROVAL OF THE FSB MERGER. For information concerning the reasons for these recommendations, see "THE MERGERS."

                      SUMMARY OF PROSPECTUS/PROXY STATEMENT

         The following is a brief summary of certain information contained in this Prospectus/Proxy Statement. This summary is not intended to be complete and is qualified in all respects by the more detailed information appearing elsewhere in this Prospectus/Proxy Statement. Shareholders are urged to review carefully the entire Prospectus/Proxy Statement, including the Appendices and other documents referred to herein.

THE SPECIAL MEETINGS



              CSB The Special Meeting is scheduled to be held on May 29, 1998, at the southside branch of Citizens located at Highway 61 and Illinois Street, Petersburg, Indiana, at 10:00 a.m., to consider and vote upon the approval and adoption of the CSB Acquisition Agreements and the CSB Merger contemplated thereby. Only shareholders of record at the close of business on _________, 1998, will be entitled to vote at the Special Meeting. On such date, there were 160,000 shares of CSB Common Stock outstanding. Approval of the CSB Acquisition Agreements requires the affirmative vote of the holders of a majority of the outstanding shares of CSB Common Stock. See "INFORMATION CONCERNING THE SPECIAL MEETINGS -- The CSB Special Meeting."


               FSB The FSB Special Meeting is scheduled to be held on May 29, 1998 at 231 West Broadway, Princeton, Indiana at 10:00 a.m., to consider and vote upon the adoption of the FSB Acquisition Agreements and the FSB Merger contemplated thereby. Only shareholders of record at the close of business on _________, 1998, will be entitled to vote at the FSB Special Meeting. On such date, there were 48,916 shares of FSB Common Stock outstanding. Approval of the FSB Acquisition Agreements requires the affirmative vote of the holders of a majority of the outstanding shares of FSB Common Stock. See "INFORMATION CONCERNING THE SPECIAL MEETING -- The FSB Special Meeting."


PARTIES TO THE MERGERS

   GERMAN  AMERICAN German American is a multibank holding company  incorporated under Indiana law in 1982 that owns all the outstanding capital stock of The German American Bank, Jasper, Indiana; First State Bank, Southwest Indiana, Tell City, Indiana; and GAHC and GAHC's subsidiaries, Community and The Peoples
                    National Bank and Trust Company, Washington, Indiana ("Peoples"). The mailing address and telephone number of the principal executive offices of German American are 711 Main Street, Jasper, Indiana 47546-3042; 812/482-1314. See
                    "INFORMATION ABOUT GERMAN AMERICAN."

              GAHC GAHC is an Indiana corporation and a wholly owned subsidiary of German American, which owns all of the outstanding capital stock of Community and Peoples.

               CSB CSB is an Indiana corporation that owns all of the issued and outstanding shares of Citizens, an Indiana state banking corporation that was originally chartered in 1873. CSB was incorporated in 1983. CSB's principal executive offices are located at Main and Seventh Streets, Petersburg, Indiana 47567, and its telephone number is 812/354-8471. See "INFORMATION ABOUT CSB".

               FSB FSB is an Indiana corporation that owns all of the issued and outstanding shares of FSB Bank, a state banking corporation that was originally chartered in 1908. FSB was incorporated in 1994. FSB's principal executive offices are located at 102 Main Street, Francisco, Indiana 47659 and its telephone number is 812/782-3201. See "INFORMATION ABOUT FSB".
THE MERGERS


     GENERAL The CSB and FSB Acquisition Agreements, each of which have been approved unanimously by the Boards of Directors of CSB or FSB, respectively, and German American, provide that CSB and FSB will be merged into GAHC, with GAHC being the surviving corporation in each of the Mergers. As a result of the Mergers, the separate corporate existences of CSB and FSB will cease. The CSB Acquisition Agreements also provide that simultaneously with the CSB Merger, Community will be merged into Citizens with Citizens surviving the merger. The FSB Acquisition Agreements also provide that simultaneously with the FSB Merger, FSB Bank will be merged into Community (or Citizens, in the event the CSB Merger is effected prior to the FSB Merger) with Community (or Citizens, as the case may be) surviving the merger. As a consequence of the Mergers, Citizens will become a direct, wholly owned banking subsidiary of GAHC and will in addition own and operate the properties and businesses now owned and operated by Community and FSB Bank. See "THE MERGERS -- The CSB Acquisition Agreements." The CSB Acquisition Agreements and the FSB Acquisition Agreements are separate and distinct from each other, and neither the CSB Merger nor the FSB Merger is conditioned or dependent upon the consummation of the other. The CSB Acquisition Agreements and the FSB Acquisition Agreements are hereby incorporated into this Prospectus/Proxy Statement by reference.


        THE CSB MERGER

        MERGER
        CONSIDERATION

                    On the effective date of the CSB Merger, German American will issue not fewer than 5.8036 nor more than 7.1094 shares of German American Common Stock for each of the 160,000 issued and outstanding shares of CSB Common Stock (subject to adjustment in the event of any future stock dividends or spilts and the like). The exact number of shares to be issued by German American in the CSB Merger will be determined by the average closing bid/asked quotations for German American Common Stock during the 30 calendar day period ending on the second business day preceding the closing date. On ________, 1998 (the latest practicable date prior to the printing of this Prospectus/Proxy Statement), the average of the closing bid/asked quotations for German American Common Stock was $_____ per share. Assuming that such average value remains not less than $24.50 during the CSB Valuation Period (as to which there is no assurance), then the minimum number of shares specified by the CSB Agreement (5.8036 shares of German American for each CSB common share and an aggregate of 928,572 shares of German American Common Stock) will be issued in the CSB Merger.

                    Assuming no change in the number of shares of CSB Common Stock issued and outstanding, and that the average of the closing bid/asked quotation for German American Common Stock during the CSB Valuation Period remains at least $20 per share, German American will issue a number of shares of German American Common Stock with respect to each share of CSB Common Stock that has an average value (as determined during the CSB Valuation Period of at least $142.19. If the CSB Merger had closed on ______, 1998 (the latest date practicable prior to the printing of this Prospectus/Proxy Statement, CSB Shareholders would have received 5.8036 shares of German American Common Stock for each share of CSB Common Stock held by them, which would have had a value (based on German American's closing price on that date) of $______ per share of CSB Common Stock. See "THE MERGERS --The CSB Acquisition Agreements-- Terms of the Merger--Conversion of CSB Common Stock."

        THE CITIZENS MERGER

                    Simultaneously with the CSB Merger, Community, a wholly owned banking subsidiary of German American and GAHC, will be merged into Citizens (the "Citizens-Community Merger"). Citizens will survive the Citizens-Community Merger, will retain the name "The Citizens State Bank of Petersburg" and will operate as a state chartered bank under the Articles of Incorporation and Bylaws of Citizens that are in effect immediately prior to the Citizens-Community Merger. The main office of Community will become a branch of Citizens. As a consequence of the CSB Merger and the Citizens-Community Merger, Citizens will become a wholly owned subsidiary of GAHC, which in turn is a wholly owned subsidiary of German American.

        OPINION OF FINANCIAL
        ADVISOR
                    CSB has received an opinion of Olive Corporate Finance, LLC, that the consideration to be received by the shareholders of CSB Common Stock in the CSB Merger is fair, from a financial point of view, to the shareholders of CSB Common Stock. See "THE MERGERS--Opinion of Financial Advisor to CSB" and the opinion of Olive Corporate Finance, LLC attached hereto as Appendix D.

        THE FSB MERGER

        MERGER
        CONSIDERATION
                    On the effective date of the FSB Merger (the "FSB Effective Time"), German American will issue that number of shares of German American Common Stock for all of the 48,916 issued and outstanding shares of FSB Common Stock having a value (as valued at the average of the lowest closing asked prices and highest closing bid prices of German American Common Stock for each trading day within the the FSB Valuation Period equal to 150% of the sum of the shareholders' equity of FSB as of the end of the month immediately preceding the FSB Closing Date, subject to certain adjustments described in greater detail in "THE MERGERS -- The FSB Acquisition Agreements -- Terms of the Merger -- Conversion of FSB Common Stock". German American's best estimate as of the date of this Prospectus is that 150% of FSB's shareholders' equity as of the month end prior to the FSB Closing Date (as adjusted in accordance with the FSB Acquisition Agreements) will be approximately $_____, assuming that the FSB Closing Date is on or before ________________, 1998. Purely for purposes of illustration, if that estimate of FSB's future adjusted shareholders' equity is accurate, and if the German American Common Stock has an average value as determined during the applicable valuation period in accordance with the FSB Acquisition Agreements of $___, $___ or $___, per share (representing the average of the closing bid/asked quotations for German American Common Stock on _____________, 1998 (the most recent practicable date prior to the date of this Prospectus/Proxy Statement) and such average varied by 10 percent), then under those alternative assumptions, German American would issue an aggregate of ___, ___ and ___ shares, respectively, to FSB shareholders, and each of the 48,916 FSB shares that are expected to be issued and outstanding at the Effective Time will be converted into ___, ___ and ___ shares, respectively. See "THE MERGERS -- The FSB Acquisition Agreements--Terms of the Merger--Conversion of FSB Common Stock."


        THE FSB BANK MERGER
                    Simultaneously with the FSB Merger, FSB Bank, a wholly owned banking subsidiary of FSB, will be merged into Community or, in the event that the Citizens Merger is first effected, Citizens (the "FSB Bank Merger"). Unless the Citizens-Community Merger is effected first, the bank surviving the FSB Bank Merger will retain the name "Community Trust Bank" and will operate as a state chartered bank under the Articles of Incorporation and Bylaws of Community that were in effect immediately prior to the FSB Bank Merger until Community merges with and into Citizens. At that time, the surviving bank will retain the name "The Citizens State Bank of Petersburg" and will operate as a state charted bank under the Articles of Incorporation and Bylaws of Citizens that were in effect immediately prior to the Citizens-Community Merger. The main office of FSB Bank will become a branch of Citizens.


        OPINION OF THE
        FINANCIAL ADVISOR
                    FSB has received an opinion of Olive Corporate Finance, LLC that the exchange ratio in the FSB Merger is fair, from a financial point of view, to the holders of FSB Common Stock. See "THE MERGERS -- Opinion of Financial Advisor to FSB" and the opinion of Olive Corporate Finance, LLC attached hereto as Appendix E.

        PER SHARE MARKET
        VALUES AND EQUIVALENT
        PER SHARE MARKET
        VALUES
                    The first table sets forth the market value of German American Common Stock (as determined by the average of the closing bid and asked quotations as reported by NASDAQ) and of CSB Common Stock (as determined by the price of the most recent trade known to CSB management) as of October 20, 1997, the date preceding the first public announcement of the CSB Merger, and the equivalent per share market value as of that date of the consideration to be received per CSB share in the CSB Merger calculated at the maximum, mid-point and minimum exchange ratios specified by the CSB Agreement. If the CSB Merger had closed on _________, 1998, the latest practicable date prior to the printing of this Prospectus/Proxy Statement, the exchange ratio would have been the minimum (5.8036), and (based on the average of the closing bid and asked prices of the German American Common Stock as of that date, which was $_____) the equivalent value as of that date per CSB Common Share at the minimum exchange ratio (calculated by multiplying $_____ by 5.8036) would have been $_____.

                    The second table sets forth the market value of German American Common Stock (as determined by the average of the closing bid and asked quotations as reported by NASDAQ), and of FSB Common Stock (as determined by the price of the most recent trade known to FSB management) as of October 29, 1997, the date preceding the first public announcement of the FSB Merger, and the equivalent per share market value as of that date of the consideration to be received per FSB share in the Merger at three selected possible exchange ratios, representing the estimated exchange ratio if the FSB Merger had closed on March 31, 1998, and such exchange ratio varied by ten percent. If the FSB Merger had closed on or before March 31, 1998, and if the average of the closing bid/asked quotations for German American Common Stock during the FSB Valuation Period is the same as the average of such quotations on March 31, 1998, German American estimates that the exchange ratio would have been 1.3805, and (based on the average of the closing bid and asked prices of the German American Common Stock for the March 31, 1998 which was $31.99) the equivalent value as of that date per FSB Common Share at the exchange ratio (calculated by multiplying $31.99 by 1.3805) would have been $44.16.


                    The use of these assumed exchange ratios is for illustrative purposes only and is not intended to predict the actual number of shares to be issued in the Mergers.



                                                        Equivalent Values as of
                Actual Market                          October 20, 1997 Per CSB
                Values as of                            Common Share at Selected
              October 20, 1997                              Exchange Ratios

                                                     Min.      Midpoint   Max.

                                                    5.8036    6.4565     7.1094


German American       $27.96                        N/A       N/A        N/A

CSB                   $87.50                       $162.27   $180.52   $198.78


                                                  Equivalent Values as of
                   Actual Market                 October 29, 1997 Per FSB
                   Values as of                   Common Share at Selected
                 October 29, 1997                  Exchange Ratios*

                                                    1.2425    1.3805    1.5186


German American      $28.02                         N/A       N/A       N/A


FSB                  $30.00                         $34.81    $38.68    $42.55


                                               *There is no minimum or maximum
                                               exchange ratio in the FSB Merger.

    SUMMARY SELECTED
    FINANCIAL
    INFORMATION
                    The following tables set forth (a) pro forma consolidated selected financial data for CSB, FSB and German American combined as of and for the years ended December 31, 1997, 1996 and 1995, (b) historical, pro forma and equivalent pro forma net income, cash dividends and book value of CSB and FSB on a per share basis as of such dates and for such periods, and (c) selected consolidated financial data for CSB and FSB as of and for each of the five years ended December 31, 1997. This information is derived from and should be read in conjunction with the the historical financial statements of German American, CSB and FSB that appear elsewhere in this Prospectus or in the documents and reports incorporated herein by reference, and with the pro forma condensed consolidated financial statements of German American, which give effect to the Mergers and which appear in this Prospectus under the caption "PRO FORMA FINANCIAL STATEMENTS OF GERMAN AMERICAN." The pro forma condensed consolidated financial information has been prepared based on the "pooling of interest" method of accounting and on the assumption that no CSB or FSB shareholder will exercise dissenters' rights. The historical financial information of German American, CSB and FSB has been combined for each period presented.

                    The equivalent pro forma per share information for CSB has been determined by multiplying the German American pro forma per share information by assumed exchange ratios representing the maximum and minimum exchange ratios specified by the CSB Agreement, as well as a mid-point between the maximum and minimum exchange ratios. The maximum, mid-point and minimum assumed exchange ratios are 7.1094, 6.4565 and 5.8036, respectively. If the Merger had closed on March 31, 1998, the exchange ratio would have been the minimum (5.8036).

                    The equivalent pro forma per share information for FSB has been illustrated at three selected possible exchange ratios, representing the estimated exchange ratio if the FSB Merger had closed on March 31, 1998 (1.3805) and such exchange ratio varied by 10 percent. There is no minimum or maximum exchange ratio specified by the FSB Acquisition Agreements.


                    The use of these assumed exchange ratios is for illustrative purposes only and is not intended to predict the actual number of shares to be issued in either of the Mergers.

                            GERMAN AMERICAN BANCORP,
                   FSB FINANCIAL CORPORATION, AND CSB BANCORP
                 PRO FORMA CONSOLIDATED SELECTED FINANCIAL DATA
         (Dollar amounts in thousands, except share and per share data)

                                                 12/31/97         12/31/96         12/31/95
SUMMARY OF OPERATIONS  (A)

  Interest income                                  $44,477          $42,091          $39,914
  Interest expense                                  21,004           19,970           18,847
  Net interest income                               23,473           22,121           21,067
  Provision for loan losses                            430              434              109
  Net interest income after provision
    for loan losses                                 23,043           21,687           20,958
  Non-interest income                                2,905            2,564            2,100
  Non-interest expense                              16,410           15,808           14,811
  Income before income tax                           9,538            8,443            8,247
  Income tax                                         3,107            2,852            2,670
  Income before change in accounting principles     $6,431           $5,591           $5,577

PERIOD END BALANCES  (A)

  Total assets                                    $591,604         $578,803         $538,825
  Total  loans, net                                379,907          360,205          332,943
  Total deposits                                   515,206          500,553          465,053
  Long-term debt                                                      1,000            1,000
  Total shareholders' equity                        63,554           59,179           55,940
  Cash dividends declared                            2,726            2,469            2,278
  Common shares outstanding                      6,346,262        6,335,153        6,327,260

PER SHARE DATA

  Income before change in accounting principles (B)  $1.01            $0.88            $0.88
  Cash dividends declared  (C)                        0.43             0.39             0.36
  Shareholders' equity, end of year                  10.01             9.34             8.84
  Weighted average shares outstanding            6,339,828        6,331,417        6,327,846

(A) Pro forma information includes German American Bancorp, FSB Financial Corporation and CSB Bancorp as if combined for all periods presented.
     Assumes issuance of 67,529 common shares of German American Bancorp in exchange for all shares of FSB Financial, and 928,572 common shares of German American Bancorp in exchange for all shares of CSB Bancorp (see Pro Forma Financial Statements regarding assumed shares issued). The actual number of shares to be issued is not yet known. The assumed number of shares issued is for illustrative purposes only and is not an attempt to predict the actual number of shares to be issued in the Merger.

(B)  Per share and diluted per share.

(C) Based upon GAB Bancorp cash dividends declared, without restatement for poolings, because management believes acquisitions will have no significant effect on GAB Bancorp dividend policy.

                    GERMAN AMERICAN BANCORP AND CSB BANCORP
                    HISTORICAL AND PRO FORMA PER SHARE DATA


                                                GERMAN       GERMAN AMERICAN                     CSB BANCORP
                                               AMERICAN          BANCORP                         EQUIVALENT
                                                BANCORP         PRO FORMA       CSB BANCORP       PRO FORMA
                                                  (C)              (A)                               (D)
12/31/97
Assuming 7.1094 Exchange Ratio (maximum)
  Net income (Per Share and Diluted Per Share)    $1.15            $0.98            $1.94            $6.97
  Cash dividends declared  (B)                     0.43             0.43             2.75             3.06
  Shareholders' equity, end of period              9.97             9.70            54.67            63.96

Assuming 6.4565 Exchange Ratio (mid-point)
  Net income (Per Share and Diluted Per Share)     1.15             1.00             1.94             6.46
  Cash dividends declared  (B)                     0.43             0.43             2.75             2.78
  Shareholders' equity, end of period              9.97             9.86            54.67            63.66

Assuming 5.8036 Exchange Ratio (minimum)
  Net income (Per Share and Diluted Per Share)     1.15             1.01             1.94             5.86
  Cash dividends declared  (B)                     0.43             0.43             2.75             2.50
  Shareholders' equity, end of period              9.97            10.02            54.67            58.15

12/31/96
Assuming 7.1094 Exchange Ratio (maximum)
  Net income (Per Share and Diluted Per Share)     0.92             0.85             4.54             6.04
  Cash dividends declared  (B)                     0.39             0.39             2.75             2.77

Assuming 6.4565 Exchange Ratio (mid-point)
  Net income (Per Share and Diluted Per Share)     0.92             0.87             4.54             5.62
  Cash dividends declared  (B)                     0.39             0.39             2.75             2.52

Assuming 5.8036 Exchange Ratio (minimum)
  Net income (Per Share and Diluted Per Share)     0.92             0.88             4.54             5.11
  Cash dividends declared  (B)                     0.39             0.39             2.75             2.26

12/31/95
Assuming 7.1094 Exchange Ratio (maximum)
  Net income (Per Share and Diluted Per Share)     0.91             0.85             4.49             6.04
  Cash dividends declared  (B)                     0.36             0.36             2.50             2.55

Assuming 6.4565 Exchange Ratio (mid-point)
  Net income (Per Share and Diluted Per Share)     0.91             0.87             4.49             5.62
  Cash dividends declared  (B)                     0.36             0.36             2.50             2.32

Assuming 5.8036 Exchange Ratio (minimum)
  Net income (Per Share and Diluted Per Share)     0.91             0.88             4.49             5.11
  Cash dividends declared  (B)                     0.36             0.36             2.50             2.09



(A)  Pro forma information includes German American Bancorp, FSB Financial Corporation and CSB Bancorp
        as if combined for all periods presented.
(B)  Based upon German American Bancorp cash dividends declared, without restatement for poolings.
        Management believes acquisitions will have no significant effect on German American Bancorp dividend policy.
(C)  Retroactively restated for all stock splits and stock dividends through December 31, 1997.
(D)  Computed by multiplying German American Bancorp pro forma per share information by the indicated Exchange Ratio.

             GERMAN AMERICAN BANCORP AND FSB FINANCIAL CORPORATION
                    HISTORICAL AND PRO FORMA PER SHARE DATA


                                                                                            FSB FINANCIAL
                                               GERMAN       GERMAN AMERICAN                     CORPORATION
                                              AMERICAN          BANCORP       FSB FINANCIAL     EQUIVALENT
                                               BANCORP         PRO FORMA       CORPORATION       PRO FORMA
                                                 (C)              (A)                               (D)
12/31/97
Assuming 1.5186 Exchange Ratio (maximum)
  Net income (Per Share and Diluted Per Share)    $1.15            $1.01           ($0.57)           $1.53
  Cash dividends declared  (B)                     0.43             0.43              .25             0.65
  Shareholders' equity, end of period              9.97            10.00            30.15            15.19

Assuming 1.3805 Exchange Ratio (mid-point)
  Net income (Per Share and Diluted Per Share)     1.15             1.01            (0.57)            1.39
  Cash dividends declared  (B)                     0.43             0.43             0.25             0.59
  Shareholders' equity, end of period              9.97            10.01            30.15            13.82

Assuming 1.2425 Exchange Ratio (minimum)
  Net income (Per Share and Diluted Per Share)     1.15             1.02            (0.57)            1.27
  Cash dividends declared  (B)                     0.43             0.43             0.25             0.53
  Shareholders' equity, end of period              9.97            10.03            30.15            12.46

12/31/96
Assuming 1.5186 Exchange Ratio (maximum)
  Net income (Per Share and Diluted Per Share)     0.92             0.88            (0.67)            1.34
  Cash dividends declared  (B)                     0.39             0.39             0.00             0.59

Assuming 1.3805 Exchange Ratio (mid-point)
  Net income (Per Share and Diluted Per Share)     0.92             0.88            (0.67)            1.21
  Cash dividends declared  (B)                     0.39             0.39             0.00             0.54

Assuming 1.2425 Exchange Ratio (minimum)
  Net income (Per Share and Diluted Per Share)     0.92             0.88            (0.67)            1.09
  Cash dividends declared  (B)                     0.39             0.39             0.00             0.48

12/31/95
Assuming 1.5186 Exchange Ratio (maximum)
  Net income (Per Share and Diluted Per Share)     0.91             0.88             0.22             1.34
  Cash dividends declared  (B)                     0.36             0.36             0.25             0.55

Assuming 1.3805 Exchange Ratio (mid-point)
  Net income (Per Share and Diluted Per Share)     0.91             0.88             0.22             1.21
  Cash dividends declared  (B)                     0.36             0.36             0.25             0.50

Assuming 1.2425 Exchange Ratio (minimum)
  Net income (Per Share and Diluted Per Share)     0.91             0.88             0.22             1.09
  Cash dividends declared  (B)                     0.36             0.36             0.25             0.45


(A)  Pro forma information includes German American Bancorp, FSB Financial Corporation and CSB Bancorp
        as if combined for all periods presented.
(B)  Based upon German American Bancorp cash dividends declared, without restatement for poolings.
        Management believes acquisitions will have no significant effect on German American Bancorp dividend policy.
(C)  Retroactively restated for all stock splits and stock dividends through December 31, 1997.
(D)  Computed by multiplying German American Bancorp pro forma per share information by the indicated Exchange Ratio.
        The FSB Acquisition Agreements do not specify a minimum or maximum exchange ratio.  The mid-point exchange ratio is based on FSB December 31, 1997 shareholders' equity and the average bid and asked prices of German
         American stock for the last ten business days of March  1998 ($31.986).  The maximum and minimum exchange ratios are 10% more and 10% less, respectively, than the mid-point exchange ratio.


                                   CSB Bancorp
                      Selected Consolidated Financial Data
                (Dollar amounts in thousands, except share data)

The following table presents selected financial information for CSB Bancorp:



                                                                  Year ended December 31,
                                                       1997     1996     1995      1994      1993
                                                  ------------------------------------------------
FOR THE PERIOD
  Interest Income                                    $5,854    $5,652   $5,222    $4,628    $4,526
  Interest Expense                                    2,921     2,799    2,499     2,116     2,035
  Net Interest Income                                 2,933     2,853    2,723     2,512     2,491
  Provision for loan losses                             308       135       48        25       155
  Non-interest income                                   322       250      270       302       206
  Non-interest expense                                2,055     1,898    1,889     1,824     1,722
  Income before income taxes                            392     1,070    1,056       965       820
  Net Income                                            310       727      718       660       611
PER COMMON SHARE
  Net Income                                          $1.94     $4.54    $4.49     $4.12     $3.82
  Cash dividends                                       2.75      2.75     2.50      2.10      2.03
  Weighted average shares (000)                         160       160      160       160       160
AT PERIOD-END
  Total loans                                       $46,854   $43,245  $43,814   $42,531   $40,467
  Earning assets                                     69,010    68,221   63,353    52,796    59,421
  Total assets                                       77,004    74,346   67,874    63,660    63,549
  Average total assets                               75,988    72,437   66,386    65,664    65,230
  Deposits                                           67,085    64,347   58,776    55,030    55,251
  Common shareholders' equity                         8,747     8,867    8,596     8,210     7,938
  Total shareholders' equity                          8,747     8,867    8,596     8,210     7,938
  Average shareholders' equity                        9,143     8,848    8,537     8,140     7,852
PERFORMANCE RATIOS
  Return on average total assets                       0.41      1.01     1.08      1.01      0.94
  Return on average common equity                      3.52      8.22     8.41      8.11      7.78
  Net overhead expense to average assets               2.28      2.28     2.44      2.32      2.32
  Net interest margin                                 4.31%     4.36%    4.50%     4.25%     4.27%
CAPITAL RATIOS AT PERIOD-END
  Tangible equity to tangible assets                 11.30%    12.00%   12.58%    12.79%    12.36%
  Tier 1 risk-adjusted capital                        19.40    21.50    21.22     21.25     20.34
  Total risk-adjusted capital                         20.70    22.75    22.50     22.51     21.60
  Dividend payout ratio                              141.90    60.53    55.71     51.03     53.16
ASSET QUALITY DATA
  Nonperforming loans                                  $798     $699     $862      $415      $740
  Nonperforming assets                                1,040    1,025    1,399     1,074     1,450
  Allowance for loan losses                           1,161      616      659       723       742
  Nonperforming loans to period-end loans             1.70%     1.62%    1.97%     0.98%     1.83%
  Allowance for loan losses to nonperforming loans  145.49%    88.13%   76.45%   174.22%   100.27%
  Allowance for loan losses to period-end loans       2.48%     1.42%    1.50%     1.70%     1.83%


                            FSB FINANCIAL CORPORATION
                      SELECTED CONSOLIDATED FINANCIAL DATA
             (Dollar References In Thousands Except Per Share Data)

The following selected data has been derived from the unaudited internal financial statements of FSB Financial Corporation and FSB Bank. The Corporation and Bank do not prepare internal financial statements on a fiscal year basis consistent with the audited September 30, 1997 consolidated financial statements. Accordingly, and to be consistent with the Selected Consolidated Financial Data of German American Bancorp and CSB Bancorp, this selected data has been presented on a calendar year basis. As the Corporation was formed in 1994, data prior to 1994 includes FSB Bank only. In the opinion of management, all normal recurring adjustments which are necessary to present fairly the selected consolidated financial date have been included.


                                                      Year Ended December 31,


                                       1997       1996     1995     1994    1993

SUMMARY OF OPERATIONS
Interest and Fees on Loans             $934      $863     $528     $466    $425
Interest on Investments                 221       215     348      380      468
     Total Interest Income            1,155     1,078     876      846      893
Interest on Deposits                    562       479     400      339      411
Interest on Short-term Borrowings         -         9       -        -        -
Interest on Long-term Debt                -         -       -        -        -
     Total Interest Expense             562       488     400      339      411
Net Interest Income                     593       590     476      507      482
Provision for Loan Losses                30        89      12       12       14
Net Interest Income after Provision
   for Loan Losses                      563       501     464      495      468
Service Charges on Deposit Accounts      76        74      55       54       50
Other Income                             20        12      11       10       10
     Total Non-Interest Income           96        86      66       64       60
Salaries and Benefits                   360       320     245      216      207
Other Expenses                          327       302     259      233      246
     Total Non-Interest Expense         687       622     504      449      453
Income Before Income Taxes              (28)      (35)     26      110       75
Income Tax Expense                        -        (2)     15       24       16
Net Income                              (28)      (33)     11       86       59

PERIOD END BALANCES
Total Assets                         15,762    15,014  12,364   12,605   13,078
Total Loans, Net                     10,000    10,822   7,332    5,175    4,336
Total Long-term Debt                      -        -       -        -        -
Total Deposits                       14,173    13,252  10,706   10,985   11,540
Total Shareholders' Equity            1,475     1,519   1,556    1,510    1,479

PER SHARE DATA
Net Income                            (0.57)    (0.67)   0.22    1.76      1.20
Cash Dividends                         0.25         -    0.25    0.25      0.25
Shareholders' Equity, End of Period   30.15     31.00   31.76   30.82     30.18

        RIGHTS OF DISSENTING
        SHAREHOLDERS
                    Subject to certain conditions, a shareholder of CSB or FSB who (a) before the time the vote is taken on the CSB Merger or the FSB Merger at the respective Special Meeting, delivers to CSB or FSB, as the case may be, a written demand for payment of his or her shares of CSB or FSB Common Stock, and (b) does not vote in favor of the applicable Merger, will have the right to receive in cash the fair value of his or her shares of CSB or FSB Common Stock, as the case may be, as determined pursuant to Chapter 44 of the Indiana Business Corporation Law ("IBCL"). See "THE MERGERS -- Rights of Dissenting Shareholders" and Appendix C to this Prospectus/Proxy Statement.

     INTERESTS OF
     CERTAIN PERSONS
     IN THE MERGERS

                    Certain of the Directors and officers of CSB have interests in the CSB Merger other than their interests as shareholders of CSB. German American has agreed in the CSB Acquisition Agreements (a) to place a designated member of the present CSB Board of Directors on the German American Board; (b) that the present Directors of Citizens will have the right to designate nominees for one half of the Citizens Board for a three-year period following the CSB Merger; and (c) not to object to the payment of up to $3,000 per year to each present Citizens Director for a period of three years following the CSB Merger. Additionally, the CSB Board of Directors approved the payment of a total of $16,718.30 in fees to certain of its Directors who served on the special merger negotiation committee of the Board of Directors. In connection with the FSB Merger, FSB Bank intends to pay to Glenn Young, current president of FSB Bank for whom a position will no longer be available, a negotiated payment of approximately [%75,000] (plus a cash settlement for other accrued but unpaid benefits) in exchange for Mr. Young's services in connection with the FSB Merger and his release of claims.See "THE MERGERS -- Interests of Certain Persons in the Mergers."

        FEDERAL INCOME TAX
        CONSEQUENCES OF
        THE  MERGER
                    The Mergers are each intended to constitute tax-free reorganizations to CSB, FSB, German American, and GAHC. Assuming each Merger qualifies as a tax-free reorganization,
                    (a) shareholders will recognize no gain or loss upon the exchange of their shares for shares of German American Common Stock, (b) shareholders who receive cash in exchange for shares of either CSB or FSB Common Stock, either in lieu of fractional shares or because they have perfected dissenters' rights under the IBCL, will recognize gain or loss upon the receipt of cash for their shares, and (c) cash received by shareholders receiving cash in lieu of fractional share interests and cash received by shareholders perfecting dissenters' rights will be treated as a distribution in full payment of such fractional share interests, or shares surrendered in exercise of dissenters' rights, resulting in capital gain or loss or ordinary income or loss, as the case may be, depending upon each shareholder's particular situation. Leagre Chandler & Millard, counsel for German American, has rendered tax opinions to CSB and FSB that the Mergers will qualify as tax-free reorganizations under Section 368(a) of the Internal Revenue Code. See "THE MERGERS--Federal Income Tax Consequences." Each CSB and FSB shareholder is urged to consult his or her own tax advisors regarding the specific tax consequences of the Mergers to him or her.

     REGULATORY
     APPROVAL
                    The CSB Merger will not become effective unless the Citizens-Community Merger occurs simultaneously. Likewise, the FSB Merger will not become effective unless the FSB Bank Merger occurs simultaneously. The Citizens-Community Merger and the FSB Bank Merger are both subject to the approval of the Federal Insurance Deposit Corporation (the "FDIC") and the Indiana Department of Financial Institutions ("DFI"). Applications seeking approvals of the Citizens-Community Merger and the FSB Bank Merger were filed with the FDIC on March 2, 1998 and are now pending. The DFI approved both of the above-described mergers of April 9, 1998.

        VOTES REQUIRED
        FOR APPROVAL

                    The affirmative vote of the holders of a majority of the outstanding shares of Common Stock of each party to the Mergers (CSB, FSB and GAHC) is required to approve each of the Mergers. All of the Directors of CSB have agreed to vote the shares of CSB Common Stock owned of record by them in favor of approval of the CSB Merger. All of the Directors of FSB have agreed to vote the shares of FSB Common Stock owned of record by them in favor of approval of the FSB Merger. At January 31, 1998, the 48,502 shares of CSB Common Stock owned of record by Directors of CSB represented approximately 30.31% of the shares entitled to vote at the CSB Special Meeting. The Directors and executive officers of CSB own beneficially (including not only shares owned of record but also shares owned by spouses, minor children and other close associates) an aggregate of 66,399 shares or approximately 41.5% of the shares entitled to vote at the CSB Special Meeting. At _____________, 1998, the ____ shares of FSB Common Stock owned of record by Directors of FSB represented approximately ___% of the shares entitled to vote at the FSB Special Meeting. The Directors and executive officers of FSB own beneficially (including not only shares owned of record but also shares owned by spouses, minor children and other close associates) an aggregate of 10,372 shares or approximately 20.9% of the shares entitled to vote at the FSB Special Meeting. See "INFORMATION CONCERNING THE SPECIAL MEETINGS." German American, as the sole shareholder of GAHC, intends to vote all of GAHC's shares in favor of the Mergers; no vote of German American's shareholders is required to approve either of the Mergers.

                          RECENT FINANCIAL INFORMATION

     Recent financial information as of March 31, 1998, for German American, CSB and FSB is provided as follows on an unaudited basis:

                                 GERMAN AMERICAN

     German American reported net income for the first quarter of 1998 totalling $1,514,000 ($0.28 per share) an increase of $240,000 (19%) as compared to $1,274,000 ($0.24 per share) for the first quarter in 1997. Per share amounts have been computed to give retroactive effect to all stock dividends and splits and includes the dilutive effect of stock options. German American's total assets as of March 31, 1998 were $495,234,000 compared to $498,831,000 at December 31, 1997 and $479,776,000 at March 31, 1997. Total shareholders' equity at March 31, 1998 was $54,132,000 compared to $53,332,000 at December 31, 1997 and $49,183,000 at March 31, 1997.

                                       CSB

     CSB's net income for the first quarter of 1998 was $253,000 ($1.58 per share), a $57,000 (29%) increase from net income of $196,000 ($1.22 per share) for the first quarter of 1997. CSB's first quarter increase in net income was due to an increase in net interest income and decrease in the provision for loan loss.

     CSB's total assets were $75,095,000 at March 31, 1998 compared to $77,011,000 at December 31, 1997 and $75,867,000 at March 31, 1997. Total
shareholders' equity at March 31, 1998 was $8,989,000, compared to $8,747,000 at December 31, 1997 and $9,041,000 at March 31, 1997.

                                       FSB

     FSB incurred a net loss for the first quarter of 1998 of $18,000 ($0.38 per share), a decline of $15,000 from a net loss of $3,000 ($0.06 per share) for the first quarter of 1997. FSB's first quarter increase in net losses was primarily due to the recording of expenses related to the pending merger.

     FSB's total assets were $15,664,000 at March 31, 1998 compared to $15,699,000 at December 31, 1997 and $15,355,000 at March 31, 1997. Total
shareholders' equity at March 31, 1998 was $1,463,000 compared to $1,481,000 at December 31, 1997 and $1,506,000 at March 31,1997.


                              RECENT DEVELOPMENTS

     On April 21, 1998, the shareholders of German American re-elected as directors for terms of two additional years Gene C. Mehne, Robert L. Ruckriegel, Mark A. Schroeder, Larry L. Seger, Joseph F. Steurer and C.L. Thompson, and the shareholders approved an amendment of German American's Articles of Incorporation to change the par value of its capital stock from $10.00 per share to no par value per share.

                   INFORMATION CONCERNING THE SPECIAL MEETINGS

                             THE CSB SPECIAL MEETING

GENERAL



     Each copy of this Prospectus/Proxy Statement mailed to a CSB Shareholder is accompanied by a proxy, which is solicited by the Board of Directors of CSB for use at the CSB Special Meeting that will be held at the southside branch of The Citizens State Bank of Petersburg located at Highway 61 and Illinois Street, Petersburg, Indiana, at 10:00 a.m., Petersburg time, on May 29, 1998, and at any adjournment or adjournments thereof. Shareholders of CSB who are the owners of CSB Common Stock of record at the close of business on _______ __, 1998, will be entitled to vote at the Special Meeting. On such date, there were 160,000 shares of CSB Common Stock outstanding and entitled to vote, with each such share entitled to one vote.




VOTES REQUIRED


         The presence at the Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of CSB Common Stock will constitute a quorum. Each share of CSB Common Stock is entitled to one vote on any matter to come before the CSB Special Meeting.


     The affirmative vote of the holders of a majority of the outstanding shares of CSB Common Stock entitled to vote at the Special Meeting (at least 80,001 of the 160,000 shares of CSB Common Stock outstanding) is required for approval and adoption of the CSB Acquisition Agreements. Proxies marked as abstentions and shares held in street name that are designated by brokers on proxy cards as not voted will not be counted as votes cast and, as a result, will have the same effect as a vote against approval of the CSB Acquisition Agreements. Proxies marked as abstentions or as broker non-votes, however, will be treated as shares present for the purpose of determining whether a quorum is present. All of the members of the Board of Directors of CSB have agreed to vote all shares owned of record by them in favor of approval and adoption of the CSB Acquisition Agreements at the Special Meeting. At January 31, 1998 , the Directors of CSB owned of record 48,502 shares or approximately 30.31 percent of the outstanding shares thereof. The Directors of CSB owned beneficially (including not only shares owned by record but also shares owned by spouses, minor children, and other close associates) an aggregate of 66,399 shares, or approximately 41.5 percent.

                             THE FSB SPECIAL MEETING

GENERAL


     Each copy of this Prospectus/Proxy Statement mailed to a FSB Shareholder is accompanied by a proxy, which is solicited by the Board of Directors of FSB for use at the Special Meeting that will be held at 231 West Broadway, Princeton, Indiana, at 10:00 a.m., Petersburg time, on May 29, 1998, and at any adjournment or adjournments thereof. Shareholders of FSB who are the owners of FSB Common Stock of record at the close of business on _______ __, 1998, will be entitled to vote at the Special Meeting. On such date, there were _______ shares of FSB Common Stock outstanding and entitled to vote, with each such share entitled to one vote.


VOTES REQUIRED

         The presence at the Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of FSB Common Stock will constitute a quorum. Each share of FSB Common Stock is entitled to one vote on any matter to come before the Special Meeting.


     The affirmative vote of the holders of a majority of the outstanding shares of FSB Common Stock entitled to vote at the Special Meeting (at least 24,459 of the 48,916 shares of FSB Common Stock outstanding) is required for approval and adoption of the FSB Acquisition Agreements. Proxies marked as abstentions and shares held in street name that are designated by brokers on proxy cards as not voted will not be counted as votes cast and, as a result, will have the same effect as a vote against approval of the FSB Acquisition Agreements. Proxies marked as abstentions or as broker non-votes, however, will be treated as shares present for the purpose of determining whether a quorum is present. All of the members of the Board of Directors of FSB have agreed to vote all shares owned of record by them in favor of approval and adoption of the FSB Acquisition Agreements at the Special Meeting. At March 31, 1998, the Directors of FSB owned of record 10,372 shares or approximately 20.9% of the outstanding shares thereof, and owned beneficially (including not only shares owned by record but also shares owned by spouses, minor children, and other close associates) an aggregate of 10,372 shares, or approximately 20.9%. Accordingly, the vote of an additional 14,087 shares would be required to approve the Merger in addition to the 10,372 shares beneficially owned by the Directors of FSB.




                                     PROXIES


     If the enclosed proxy is executed and returned, it may nevertheless be revoked at any time insofar as it has not been exercised. The proxy may be revoked by (a) giving written notice of revocation to the Secretary of CSB or FSB (as the case may be) at the principal executive offices of such corporation set forth in the Summary, which written revocation notice is actually received by the Secretary prior to the proxy being exercised, (b) executing a subsequently dated proxy, or (c) attending the Special Meeting and voting in person. Unless revoked, the proxy will be voted at the meeting in accordance with the instructions of the shareholder as indicated on the proxy. If no instructions are given, the shares will be voted FOR the CSB Merger or the FSB Merger, respectively, and, on other matters that come before the respective meetings, as recommended by the Directors of CSB and FSB, respectively;

provided, that, in no event will a proxy that has been voted against the CSB Merger or the FSB Merger, respectively, be voted in favor of any motion to adjourn the respective CSB or FSB Special Meeting for the purpose of soliciting additional votes in favor of the CSB Merger or the FSB Merger.


                             SOLICITATION OF PROXIES


     In addition to the use of the mails, Directors, officers, and certain employees of CSB, Citizens, FSB and FSB Bank may, without additional compensation therefor, solicit proxies in person or by telephone or facsimile. CSB, FSB and German American will bear the cost of soliciting proxies from shareholders of CSB and FSB, respectively, and the expense of preparing and printing this Prospectus/Proxy Statement. See "THE MERGERS --The CSB Acquisition Agreements--Terms of the Merger--Expenses" and "THE MERGERS -- The FSB Acquisition Agreements -- Terms of the Merger - Expenses." Brokers and other custodians, nominees, and fiduciaries are requested to forward proxies and proxy soliciting materials to the beneficial owners of shares held of record by such persons and will be reimbursed for their reasonable expenses in so doing.



                                   THE MERGERS

                      BACKGROUND AND REASONS FOR THE MERGERS


CSB

     Because of various changes to the banking laws, acquisition activity among financial institutions located in Indiana and in other states during the last several years has increased. This acquisition activity has resulted in regional and large financial institutions entering Indiana and other markets in the midwestern United States. In addition, developments and deregulation in the financial services industry generally have led to increases in competition for bank services. Further, recent increases in bank regulatory burdens have resulted in increased costs to most financial institutions. These increased costs and competitive factors have created an environment in which it is increasingly difficult for community banks such as Citizens to compete effectively with other larger financial institutions and financial services providers.


     In light of the competitive and regulatory factors described above and other financial, legal and market considerations, the Board of Directors of CSB discussed from time to time whether to remain independent or whether to pursue an affiliation with another financial institution. In the spring of 1995, representatives of German American approached the Board of Directors of CSB regarding the possibility of having CSB affiliate with German American. Subsequent to that time, several informal discussions between senior management of German American and the Board of Directors of CSB or the Merger Committee of the Board occurred through the spring of 1997.

     In May 1997, the Board determined to pursue an affiliation with another financial institution. To assist it with obtaining potential affiliation partners, CSB engaged Olive in the summer of 1997 to request and evaluate proposals from other financial institutions which may be interested in acquiring CSB. Olive received and analyzed acquisition proposals from several financial institutions (including German American), performed other analyses and determined a range of values for a sale of CSB but did not negotiate the terms of the CSB Agreement. After reviewing the proposals from several financial institutions and the analyses performed by Olive, the Board of Directors determined that it was in the best interests of CSB and its shareholders to pursue a transaction with German American.


     Following discussions between certain executive officers of German American and the Merger Committee of CSB and after Olive had given its verbal opinion that the proposed consideration to be paid by German American for all of the outstanding shares of CSB Common Stock was fair from a financial point of view to the shareholders of CSB, German American and CSB executed an offer of merger dated October 6, 1997. Thereafter, CSB and German American negotiated the terms of the CSB Agreement, which was then executed on December 8, 1997. Other than its solicitation and evaluation of acquisition proposals, Olive played no part in the negotiation process, which was conducted entirely by the Merger Committee.

     The Board of Directors of CSB considered several factors in determining to approve the CSB Agreement instead of the proposals from other potential acquirors. Those factors are discussed below.



     Among other items considered by the Board of Directors of CSB in making its decision to approve the CSB Agreement were the price and form of consideration proposed to be paid by German American; the financial condition, results of operation, dividend payment records and prospects of CSB as an independent bank; the financial condition, results of operation, dividend payment records and prospects of German American; the compatibility of the markets of German American's existing subsidiary banks to the market of Citizens; the anticipated tax-free nature of the Merger to shareholders of CSB receiving solely German American Common Stock in exchange for their shares of CSB Common Stock; the possibility of increased liquidity by CSB shareholders through ownership of German American Common Stock as compared to CSB Common Stock because shares of
German American Common Stock are traded on the Nasdaq National Market System whereas shares of CSB Common Stock are not traded on any market or exchange; price information from Olive regarding other comparable bank acquisitions; and the opinion of Olive that the consideration to be received by CSB shareholders under the CSB Agreement was fair from a financial perspective.



     The Board of Directors of CSB also considered, among other things, the impact of the CSB Merger on CSB's customers and employees and the community served by CSB. German American's historical practice of retaining employees of the banks that it had previously acquired with competitive salary and benefit programs and with career advancement opportunities was also considered. The Board also examined German American's continuing commitment to the communities served by banks previously acquired by German American.




     Further, the Board of Directors of CSB considered German American's proposed specific commitments to the Petersburg community following the closing. German American has committed to construct a new bank facility comprising of approximately 15,000 to 18,000 square feet with an anticipated budget of $1.5 to $2.0 million. The new building will be located on Main Street in Petersburg, Indiana in the block between Third and Fourth Streets. In addition, German American has committed to permit Citizens to make charitable and educational contributions to meet certain needs of the Petersburg community.



     Based upon the foregoing factors, the Board of Directors of CSB concluded that it was in the best interests of CSB and its shareholders to affiliate with German American and to enter into the CSB Agreement. The importance of the various factors discussed above relative to one another cannot be precisely determined or stated.

     THE BOARD OF DIRECTORS OF CSB HAS UNANIMOUSLY APPROVED THE CSB ACQUISITION AGREEMENTS AND UNANIMOUSLY RECOMMENDS TO THE SHAREHOLDERS OF CSB THAT THEY APPROVE AND ADOPT THE CSB ACQUISITION AGREEMENTS AND THE TRANSACTIONS CONTEMPLATED THEREBY.


FSB

     In the fall of 1997, representatives of German American approached senior management of FSB suggesting the possibility of having FSB becoming affiliated with a larger financial institution. After preliminary negotiations and discussions with senior management and the Board of Directors of FSB, FSB and German American signed a letter of intent on October 9, 1997. After further negotiations and discussions, the Agreement and Plan of Reorganization was signed, effective as of January 30, 1998. That Agreement provides for the consideration and other terms and conditions of the FSB Merger described herein.

         When considering whether to approve the FSB Merger, the Board of Directors of FSB assessed FSB Bank's future role in the changing banking environment in light of its managerial resources, financial condition and results of operations. It considered such things such as potential increased competition from bank and non-bank sources; prospects for future growth through mergers, acquisitions and branching in Southern Indiana; and its ability to develop new commercial loan products on a cost-effective basis. In addition, it considered (i) information concerning the relative financial condition, results of operations, dividend records and growth potential of FSB and German American,
(ii) the relative strength and compatibility of the management of the two organizations, (iii) the market price data of German American Common Stock and FSB Common Stock, (iv) the anticipated tax-free nature of the FSB Merger to FSB shareholders who receive German American Common Stock in exchange for their FSB Common Stock, (v) financial terms of other recent business combinations in the banking industry, particularly in Indiana, and (vi) offers believed to be obtainable from other financial institutions.

         After reviewing these factors, the Board of Directors of FSB concluded that FSB's and FSB Bank's employees and customers will benefit from the opportunities offered by affiliation with a larger financial institution strategically located in an expanded market in Southern Indiana, and from a financial base which will permit more rapid development of new products and services. Shareholders of FSB receiving German American Common Stock may benefit from ownership of shares of a larger financial institution and from ownership of common stock which is traded in the NASDAQ National Market System. The FSB Merger will also provide FSB Bank with access to the expertise of a larger institution, improving its service capabilities.

         The Board of Directors of FSB believes that the FSB Mergers will better enable FSB and FSB Bank to meet the needs of the community which they serve, and will permit more aggressive competition with other financial institutions located in and around Gibson County, Indiana. For these reasons, the Board of Directors of FSB believes that the proposed FSB Mergers are in FSB's and FSB Bank's best interests and in the best interest of their shareholders, customers, employees and community.


     An Agreement between the parties fixing the general terms of the transaction was entered into on January 30, 1998. German American and FSB, and their respective representatives, negotiated the financial and other terms of the Agreement on an arms-length basis. Although Olive was engaged by FSB during the entire period of the negotiations of FSB's letter of intent with German American and the FSB Agreement to standby to review financial issues on behalf of FSB in connection therewith, Olive played no part in the negotiation process which was conducted entirely by members of the Board of Directors of FSB.

         THE BOARD OF DIRECTORS OF FSB HAS UNANIMOUSLY APPROVED THE FSB ACQUISITION AGREEMENT AND UNANIMOUSLY RECOMMENDS TO THE SHAREHOLDERS OF FSB THAT THEY VOTE TO APPROVE SUCH AGREEMENT AND THE FSB MERGER PROPOSAL CONTEMPLATED THEREBY.

         For information regarding the terms of certain severance payments proposed to be made to the President of FSB Bank, see "THE MERGERS -- Interests of Certain Persons in The Mergers."


GERMAN AMERICAN


     German American's Board of Directors considered a number of financial and non-financial factors in connection with its approval of the Mergers, including its respect for the ability and integrity of the respective Boards of Directors, management, and staff of CSB, FSB and their affiliates and its belief that expanding its operations in the areas served by FSB and through the Mergers offers important long range strategic benefits to German American.


         THE BOARD OF DIRECTORS OF GERMAN AMERICAN HAS UNANIMOUSLY APPROVED THE CSB AND FSB ACQUISITION AGREEMENTS AND UNANIMOUSLY RECOMMENDS TO THE SHAREHOLDERS OF GERMAN AMERICAN THAT THEY VOTE TO APPROVE SUCH AGREEMENTS AND THE ISSUANCE OF ADDITIONAL GERMAN AMERICAN COMMON STOCK CONTEMPLATED THEREBY.


                         THE CSB ACQUISITION AGREEMENTS

         The following summary of the terms of the CSB Acquisition Agreements does not purport to be complete and is qualified in its entirety by reference to the CSB Acquisition Agreements, which are incorporated herein by reference and attached as Appendix A to this Prospectus/Proxy Statement.


     If approved by the shareholders of CSB, and if all other conditions to the consummation of the Merger specified by the CSB Acquisition Agreements are satisfied or waived, and unless the CSB Acquisition Agreements are terminated as provided therein, the CSB Merger will be consummated and become effective upon the filing of the CSB Articles of Merger with the Office of the Indiana Secretary of State (the "CSB Effective Time"). Although no assurances can be given, it is anticipated that the CSB Effective Time will occur on or before _________, 1998. Simultaneously with the CSB Merger, Community will be merged into Citizens. Citizens will be the resulting bank and will continue operation under the name "The Citizens State Bank of Petersburg."


EFFECT OF THE MERGER

         At the CSB Effective Time, the separate corporate existence of CSB will cease, and CSB will be merged into and become a part of GAHC, which will survive the CSB Merger.


         Following the CSB Merger, shareholders of CSB who did not perfect their dissenters' rights under Chapter 44 of the IBCL (see "THE MERGERS -- Rights of Dissenting Shareholders") will have the right, upon surrender of the certificates for their shares of CSB Common Stock or other evidence of ownership of such shares acceptable to German American, to receive the CSB Merger Consideration as further discussed below.

TERMS OF THE MERGER

         CONVERSION OF CSB COMMON STOCK


     Pursuant to the CSB Agreement, German American will acquire all 160,000 issued and outstanding shares of CSB Common Stock in exchange for shares of German American Common Stock, $10 par value, $1 stated value, at an exchange ratio calculated as set forth herein. German American Common Stock will be valued solely for purposes of computing the exchange ratio at the average of the lowest closing asked prices and highest closing bid prices of German American Common Stock as reported by the NASDAQ National Market System for each trading day within the period of the thirty calendar days that ends on the second business day preceding the closing date (the "CSB Valuation Period"). This valuation will be computed by averaging the asked prices separately from the bid prices over the thirty days of the CSB Valuation Period and then averaging the average bid price figure and the average asked price figure. Shareholders can obtain the daily closing bid/asked information as reported by NASDAQ for German American Common Stock by calling any member firm of the National Association of Securities Dealers ("NASD") or by accessing NASDAQ's home page on the Internet (http://www.nasdaq.com) and entering the NASDAQ quotation symbol for German American Common Stock ("GABC"). Shareholders can also obtain this information by calling the German American Investor Relations office at (812) 482-1314.


     The value of the German American Common Stock during the CSB Valuation Period (computed as indicated above) shall then be divided into the sum of $22,750,000 to establish (to the nearest whole share) the aggregate number of shares of German American Common Stock into which all of the then issued and outstanding shares of CSB Common Stock (which shall be not more than 160,000 shares) shall be converted at the Effective Time. This number of shares of German American Common Stock shall then be divided by 160,000, with the quotient therefrom (carried to the fourth figure past the decimal point) being the number of shares of German American Common Stock into which each share of CSB Common Stock, except for shares as to which dissenters rights under the IBCL have been perfected, shall be converted at the CSB Effective Time.


     Notwithstanding the above, in no event shall the total number of shares of German American Common Stock into which the 160,000 shares of CSB Common Stock shall be converted be more than 1,137,500 shares or fewer than 928,572 shares; and provided further, that in no event will the exchange ratio be more than
7.1094 or less than 5.8036 shares of German American Common Stock for each of the 160,000 shares of CSB Common Stock. The maximum and minimum exchange ratios, and the maximum and minimum numbers of shares, will be further adjusted in accordance with the anti-dilution provisions of the CSB Agreement in connection with any future stock dividends, stock splits and the like that German American might declare. Therefore, CSB's shareholders are assured that their interests under the CSB Agreement will not be diluted on account of any such future stock dividends, stock splits and the like affecting German American Common Stock prior to the CSB Effective Time. German American does not, however, anticipate that it will declare or effect any such future stock splits or dividends or the like prior to the Effective Time. At times herein the shares of German American Common Stock to be received in exchange for the shares of CSB Common Stock pursuant to the CSB Agreement will be referred to as the "CSB Merger Consideration".

     On _________, 1998 (the latest practicable date prior to the printing of the Prospectus/Proxy Statement), the average of the closing bid/asked prices ("Bid/Asked Value") for German American Common Stock was $_____ per share. Assuming that the Bid/Asked Value remains not less than $24.50 per share during the CSB Valuation Period (as to which there is no assurance), then the minimum number of shares specified by the CSB Agreement (5.8036 shares of German American for each share of CSB Common Stock and an aggregate of 928,572 shares of German American Common Stock) will be issued in the CSB Merger.

     If the Bid/Asked Value falls between $20.00 and $24.50 per share during the CSB Valuation Period, then CSB's shareholders will receive an aggregate number of shares of German American Common Stock that have an aggregate Bid/Asked Value as measured during the CSB Valuation Period of $22,750,000 (but not more than 1,137,500 shares in the aggregate or 7.1094 shares of German American Common Stock for each share of CSB Common Stock).

     The CSB Acquisition Agreements may be terminated by CSB if the Bid/Asked Value of the German American Common Stock to be issued to the CSB shareholders, as calculated pursuant to the CSB Acquisition Agreements, would be less than $22,750,000. This termination right will become operative only if the average of the closing bid/asked quotations for German American Common Stock during the CSB Valuation Period is less than $20.00 per share, and the product obtained by multiplying the maximum number of shares to be issued in the CSB Merger (1,137,500 shares) by such average value therefore is less than $20.00. Although there can be no such assurance, the CSB Board of Directors presently anticipates that it would not waive any right that CSB may have to terminate the CSB Merger by reason of the Bid/Asked Value of the German American Common Stock dropping below $20.00 during the CSB Valuation Period unless it first submitted the Merger to CSB's shareholders for reapproval. If CSB waives its right to terminate the CSB Merger (with or without shareholder reapproval) on account of the Bid/Asked Value dropping below $20.00 during the CSB Valuation Period, then CSB shareholders would receive the maximum number of shares specified by the CSB Acquisition Agreements, which maximum number of shares would have a Bid/Asked Value as measured during the CSB Valuation Period of less than $22,750,000.

     Assuming no change in the number of shares of CSB Common Stock issued and outstanding, and that the average of the closing bid/asked quotations for German American during the CSB Valuation Period remain at least $20 per share, German American will issue a number of shares of German American Stock with respect to each share of CSB Common Stock that has an average value (as determined during the CSB Valuation Period) of at least $142.19. If the CSB Merger had closed on _____, 1998 (the latest date practicable prior to the printing of this Prospectus/Proxy Statement), CSB Shareholders would have received 5.8036 shares of German American Common Stock for each share of CSB Common Stock held by them, which would have had a value (based on German American's closing price on that date) of $____ per share of CSB Common Stock.


         The following table illustrates a range of possible values of the German American Common Stock to be received by the CSB shareholders in the CSB
Merger:

              Aggregate                                          Per CSB Share

                                              Aggregate                                         Bid/Asked
Hypothetical                                  Average                                           Value During
Average                                       Bid/Asked                                         The
Bid/Asked                                     Value During                 Shares               CSB Valuation
Value                    Aggregate            The CSB Valuation            To Be                Period of
During the               Shares               Period of                    Issued Per           Shares To Be
CSB Valuation            To Be                Shares To Be                 CSB                  Issued Per
Period                   Issued*              Issued                       Share*               CSB  Share
------                   -------              ------                       ------               ----------

    $35.00                928,572                  $32,500,020                 5.8036            $203.13
     32.50                928,572                   30,178,590                 5.8036             188.62
     30.00                928,572                   27,857,160                 5.8036             174.11
     27.50                928,572                   25,535,730                 5.8036             159.60
     25.00                928,572                   23,214,300                 5.8036             145.09
     24.50                928,572                   22,750,014                 5.8036             142.19
     22.50              1,011,111                   22,750,000                 6.3194             142.19
     20.00              1,137,500                   22,750,000                 7.1094             142.19
*Subject to possible  adjustment  on account of future  stock  dividends,  stock splits, or the like.

         No fractional shares of German American Common Stock will be issued and, in lieu thereof, holders of shares of CSB Common Stock who would otherwise be entitled to a fractional share interest (after taking into account all shares of CSB Common Stock held by such holder) shall be paid an amount in cash equal to the product of such fractional share interest and the average of the highest bid and the lowest asked price of a share of German American Common Stock as quoted on the NASDAQ National Market System on the last day of the CSB Valuation Period.


     Any CSB shareholders who perfect their dissenters' rights under the IBCL would receive cash for their shares of CSB Common Stock in accordance with IBCL rather than shares of German American Common Stock.


         SURRENDER OF CERTIFICATES


     As soon as reasonably practicable after the CSB Effective Time, German American or its designated exchange agent (the "Exchange Agent") shall mail to each record holder of CSB Common Stock at the CSB Effective Time a letter of transmittal (which shall specify that delivery shall be effected, and the risk of loss and title to the certificates of CSB Common Stock shall pass, only upon proper delivery of the certificates to the Exchange Agent and shall be in such form and have such other provisions as German American shall reasonably specify) (each such letter, the "CSB Merger Letter of Transmittal") and instructions for effecting the surrender of each CSB stock certificate (the "CSB Certificate") in exchange for the CSB Merger Consideration. As soon as reasonably practicable but in no event more than fifteen days after surrender to the Exchange Agent of a CSB Certificate, together with a CSB Merger Letter of Transmittal duly executed and any other required documents, the Exchange Agent shall transmit to the holder of such CSB Certificate the CSB Merger Consideration.


         No dividends that are otherwise payable on shares of German American Common Stock constituting the CSB Merger Consideration shall be paid to persons entitled to receive such shares of German American Common Stock until such persons surrender their CSB Certificates. Upon such surrender, there shall be paid to the person in whose name the shares of German American Common Stock shall be issued any dividends which shall have become payable with respect to such shares of German American Common Stock (without interest and less the amount of taxes, if any, which may have been imposed thereon) between the CSB Effective Time and the time of such surrender.

         If the CSB Merger Consideration is to be issued to a person other than a person in whose name a surrendered CSB Certificate is registered, it shall be a condition of issuance that the surrendered CSB Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance shall pay to the Exchange Agent any required transfer or other taxes or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. German American reserves the right in all cases to require that a surety bond on terms and in an amount satisfactory to German American be provided to German American at the expense of the CSB Shareholder in the event that such shareholder claims loss of a CSB Certificate for CSB Common Stock and requests that German American waive the requirement for surrender of such Certificate.

         RIGHTS DETERMINED AT EFFECTIVE TIME

         CSB will provide to German American a certified list of the CSB shareholders from CSB stock records at the CSB Effective Time. Persons who are not identified as registered holders of CSB Common Stock on the records of CSB as of the CSB Effective Time but who have acquired beneficial interests in such shares of CSB Common Stock and desire to register the transfer of those rights after the CSB Effective Time will not be entitled to do so on the books of CSB. Instead, such persons must present to German American appropriate instruments of transfer signed by the registered holder of such shares as of the CSB Effective Time satisfactory to German American to obtain registration in their name of the CSB Merger Consideration issuable by German American.

         EXPENSES

         All costs and expenses incurred in connection with the transactions contemplated by the CSB Acquisition Agreements will be paid by the party incurring the expenses. However, if the CSB Acquisition Agreements are terminated because one party has knowingly materially breached any of that party's representations and warranties made in the CSB Acquisition Agreements and the breach is not cured within thirty (30) days of a written notice to cure the breach, then the non-breaching party may recover appropriate damages from the breaching party.

         In the event that the CSB Acquisition Agreements are terminated (i) as a result of the willful failure of CSB or Citizens to perform its obligations in violation of the CSB Acquisition Agreements or (ii) due to the failure of the CSB Merger to be approved by the shareholders of CSB as the result of the making by any other person or entity not a party to the CSB Acquisition Agreements of a proposal to CSB or Citizens contemplating a merger, consolidation, plan of stock exchange, sale of all or substantially all assets, or other business combination with CSB or Citizens and if CSB publicly announces within twelve months after the CSB Acquisition Agreements have been terminated that CSB has accepted a proposal for a business combination with any third party, then, in addition to whatever other legal rights or remedies to which German American may be entitled, CSB is obligated by Section 7.02 of the CSB Agreement, upon German American's demand and not later than 90 days after the making of such demand,
(x) to pay to German American a termination fee of $455,000 and (y) to reimburse German American for all its out-of-pocket costs and expenses in connection with the CSB Merger incurred from and after October 1, 1997 (but not more than $100,000), including its legal, accounting, environmental and other consulting fees and expenses. If German American is entitled to collect the termination fee, CSB shall, in addition thereto, pay to German American all costs, charges, expenses (including without limitation the fees and expenses of counsel) and other amounts expended by German American in connection with or arising out of the obligations of CSB to pay all or a portion of the fee.

         German American is obligated by Section 7.05 of the CSB Agreement to pay CSB a termination fee of $455,000 within 90 days of the termination of the CSB Acquisition Agreements if the termination is solely a result of certain adverse regulatory determinations and to reimburse out-of-pocket costs and expenses.

CONDITIONS


         Consummation of the CSB Merger is subject to the satisfaction, at or prior to the CSB closing, of each of the following conditions precedent:

          (a) The CSB Merger shall have been approved by the affirmative votes of the holders of a majority of the outstanding shares of CSB Common Stock entitled to vote on the CSB Merger and by German American as the sole shareholder of GAHC;

         (b) All required regulatory approvals shall have been obtained for the CSB Merger and the Citizens-Community Merger;


         (c) CSB shall have received from Olive Corporate Finance, LLC an opinion dated the date of the mailing of this Prospectus/Proxy Statement that the terms of the CSB Merger are fair to CSB stockholders from a financial point of view (the opinion is attached as Appendix D hereto);

         (d) German American shall have received a letter, dated as of the Effective Time, from its independent public accountants to the effect that, in their opinion, the CSB Merger qualifies for "pooling of interests" accounting treatment;

         (e) German American and CSB shall have received an opinion from Leagre Chandler & Millard, counsel for German American, concerning the expected federal income tax consequences of the CSB Merger; and

         (f) Other customary conditions and obligations of the parties set forth in the CSB Acquisition Agreements shall have been satisfied.

         Prior to the CSB Effective Time, the conditions to the consummation of the CSB Acquisition Agreements may, to the extent not prohibited by law, be waived in writing by the party entitled to the benefits thereof.

TERMINATION OF ACQUISITION AGREEMENTS


     The CSB Acquisition Agreements may be terminated prior to the CSB Effective Time as follows:


         (a)  By mutual agreement of all parties thereto;

         (b) By German American or CSB in the event of a material breach by the other party of any of its representations and warranties or covenants under the CSB Acquisitions Agreements and such breach is not cured within thirty (30) days after notice to cure such breach is given by the non-breaching party;

         (c) By German American or CSB, if the CSB Merger is not consummated by November 1, 1998;


         (d) By German American or CSB, if the conditions to its obligations set forth in the CSB Acquisition Agreements are not satisfied or waived on or prior to the CSB Effective Time;


         (e) By German American or CSB, if the CSB Acquisition Agreements and consummation of the CSB Merger are not approved by the affirmative vote of the holders of at least a majority of the outstanding shares of CSB Common Stock entitled to vote at the Special Meeting; and

         (f) By CSB if the value of the German American Common Stock to be issued to the CSB Shareholders, as calculated during the CSB Valuation Period solely for purposes of calculating the exchange ratio pursuant to the CSB Acquisition Agreements, would be less than $22,750,000. See "THE MERGERS -- The CSB Acquisition Agreements."


     The CSB Acquisition Agreements also provide that either German American or CSB may terminate the CSB Acquisition Agreements if the environmental inspection reports on all real property owned or leased by CSB provided to German American by CSB pursuant to the CSB Agreement disclose any contamination or presence of hazardous wastes, the estimated remedial and corrective costs of which exceed $1,000,000, as reasonably estimated by an environmental expert retained for such purpose by German American and reasonably acceptable to CSB; provided, however, that German American or CSB must exercise such termination right within ten business days following receipt of such estimate. CSB has obtained the environmental inspection reports that German American requested, which German American has found to be acceptable.

     In addition, if any regulatory application filed in connection with the CSB Merger is finally denied or disapproved by the respective regulatory authority, then either German American or CSB may terminate the CSB Acquisition Agreements. German American may also terminate the CSB Merger in the event that any bank regulatory agency takes action against CSB or Citizens seeking to enforce banking laws or regulations.



                         THE FSB ACQUISITION AGREEMENTS

         The following summary of the terms of the FSB Acquisition Agreements does not purport to be complete and is qualified in its entirety by reference to the FSB Acquisition Agreements, which are incorporated herein by reference and attached as Appendix B to this Prospectus/Proxy Statement.

         If approved by the shareholders of FSB, and if all other conditions to the consummation of the FSB Merger specified by the FSB Acquisition Agreements are satisfied or waived, and unless the FSB Acquisition Agreements are terminated as provided therein, the FSB Merger will be consummated and become effective upon the filing of the FSB Merger Agreement with the Office of the Indiana Secretary of State (the "FSB Effective Time"). Although no assurances can be given, it is anticipated that the FSB Effective Time will occur on or before _________, 1998. Simultaneously with the FSB Merger, FSB Bank will be merged into Community or, if the CSB Merger is completed first, Citizens. The resulting bank will continue operation under the name of the resulting entity, which will be "The Citizens State Bank of Petersburg," from and after the time of the CSB Merger.

EFFECT OF THE MERGER

         At the FSB Effective Time of the Merger, the separate corporate existence of FSB will cease and FSB will be merged into and become a part of GAHC, which will survive the FSB Merger.

         Following the FSB Merger, shareholders of FSB who do not perfect their dissenters' rights under Chapter 44 of the IBCL (see "THE MERGERS--Rights of Dissenting Shareholders") will have the right, upon surrender of the certificates for their shares of FSB Common Stock or other evidence of ownership of such shares acceptable to German American, to receive the FSB Merger Consideration as further discussed below.

TERMS OF THE MERGER

         CONVERSION OF FSB COMMON STOCK

         Pursuant to the FSB Merger, German American will acquire all 48,916 issued and outstanding shares of FSB Common Stock in exchange for shares of German American's Common Stock, $10 par value, $1 stated value, at an exchange ratio calculated as follows. German American Common Stock will be valued at the average of the lowest closing asked prices and highest closing bid prices of German American Common Stock as reported by the NASDAQ National Market System for each trading day within the period of ten trading days that ends on the second business day preceding the closing date (such period being hereafter referred to as the "FSB Valuation Period" and the value being hereafter referred to as the "Closing Value"). Shareholders can obtain the daily closing bid/asked information as reported by NASDAQ for German American Common Stock by calling any member firm of the National Association of Securities Dealers (NASD) or by accessing NASDAQ's home page on the Internet (http://www.nasdaq.com) and entering the NASDAQ quotation symbol for German American Common Stock (GABC). Shareholders can also obtain this information by calling the German American Investor Relations office at (812)482-1314.

         The value of the German American Common Stock during the FSB Valuation Period (computed as indicated above) shall then be divided into the aggregate FSB Merger Consideration (as determined below) to establish (to the nearest whole share) the Exchange Ratio. FSB's shareholders of record at the time the FSB Merger shall become effective, for the shares of FSB Common then held by them, respectively, shall be allocated and entitled to receive (upon surrender of certificates representing said shares for cancellation) shares of German American Common Stock, which total number of shares of German American Common Stock shall have a value (as hereinafter determined) equal to 150% of the sum of
(a) the shareholders' equity of FSB determined in accordance with generally accepted accounting principles consistently applied at June 30, 1997 plus (or minus) (b) the amount of net income (loss) retained after payment of dividends, if any, but before securities transactions gains of FSB (as determined in accordance with generally accepted accounting principles consistently applied to the satisfaction of German American) from June 30, 1997, to the end of the month immediately preceding the closing date, plus (c) if the Board of Directors of FSB or its subsidiary FSB Bank shall establish the executive bonus pool described in Section 4.01(a)(vi)(B) of the FSB Agreement (the "Bonus Pool"), and if FSB and FSB Bank shall thereby obtain a release from the Chief Executive Officer of all employment-related claims, the after-tax amount of any bonus payment (not exceeding $75,000, plus an allowance in lieu of vacation time not to exceed $4,060 pre-tax) that may be paid or payable to FSB Bank's present Chief Executive Officer thereunder. Fees and expenses incurred by FSB in connection with the transactions contemplated by this Agreement, regardless of whether such fees and expenses have been paid or accrued as of the end of the month preceding the Closing Date (but only to the extent that such fees and expenses exceed $15,000), and any amounts paid or payable before or after the FSB Effective Time pursuant to the Bonus Pool, shall be considered in determining the net income (loss) of FSB for purposes of computing the consideration payable to FSB shareholders hereunder ("FSB Merger Consideration").

         This number of shares of German American Common Stock shall then be divided by 48,916, with the quotient therefrom (carried to the fourth figure past the decimal point) being the number of shares of German American Common Stock into which each share of FSB Common Stock, except for shares as to which dissenters rights under the IBCL have been perfected, shall be converted at the Effective Time.


     If the Closing Date of the FSB Merger had occurred in April 1998, and assuming that a release had been obtained as of the Closing Date from FSB Bank's Chief Executive Officer in exchange for a cash payment and the shareholders' equity of FSB would have therefore been appropriately adjusted on account of such payment in accordance with the terms of the FSB Acquisition Agreements, then German American estimates that FSB's adjusted shareholders' equity (as determined as of March 31, 1998, the end of the month immediately preceding the hypothetical closing date) would have been approximately $1,440,000 and that the market value of the consideration payable to FSB shareholders under the FSB Acquisition Agreements (calculated at 150 percent of such base amount) would have been approximately $2,160,000. On March 31, 1998 the average of the closing bid/asked quotations ("Bid/Asked Value") for German American Common Stock was $31.9861 per share. At that value, and under the preceding assumptions, German American estimates that it would have issued an aggregate of 67,529 shares of German American Common Stock to FSB shareholders (or 1.3805 shares of German American Common Stock for each of the 48,916 shares outstanding of FSB Common) had the FSB Merger closed as of the date of this Prospectus/Proxy Statement.


         The following table illustrates a range of possible values of the German American Common Stock to be received by the FSB shareholders in the FSB Merger assuming that the aggregate value of the German American Common Stock to be issued in the FSB Merger is approximately
$2,160,000:


                                          Aggregate                                    Per FSB Share

                                              Aggregate                                         Bid/Asked
Hypothetical                                  Average                                           Value During
Average                                       Bid/Asked                                         The
Bid/Asked                                     Value During                 Shares               FSB Valuation
Value                    Aggregate            The FSB Valuation            To Be                Period of
During the               Shares               Period of                    Issued Per           Shares To Be
FSB Valuation            To Be                Shares To Be                 FSB                  Issued Per
Period                   Issued*              Issued                       Share*               FSB  Share
------                   -------              ------                       ------               ----------


    $35.00               61,714            $2,160,000                      1.2616                $44.16
     32.50               66,461             2,160,000                      1.3587                $44.16
     30.00               72,000             2,160,000                      1.4719                $44.16
     27.50               78,545             2,160,000                      1.6057                $44.16
     25.00               86,400             2,160,000                      1.7663                $44.16
     22.50               96,000             2,160,000                      1.9625                $44.16
     20.00              108,000             2,160,000                      2.2079                $44.16

*Subject to possible adjustment on account of future stock dividends, stock splits, or the like.



         No fractional shares of German American Common Stock will be issued and, in lieu thereof, holders of shares of FSB Common Stock who would otherwise be entitled to a fractional share interest (after taking into account all shares of FSB Common Stock held by such holder) shall be paid an amount in cash equal to the product of such fractional share interest and the Closing Values.

         Any FSB shareholders who perfect their dissenters' rights under the IBCL would receive cash for their shares of FSB Common Stock rather than shares of German American's Common Stock.


         SURRENDER OF CERTIFICATES

         As soon as reasonably practicable after the FSB Effective Time, German American or its designated exchange agent (the "Exchange Agent") shall mail to each record holder of FSB Common Stock a letter of transmittal (which shall specify that delivery shall be effected, and the risk of loss and title to the certificates of FSB Stock shall pass, only upon proper delivery of the certificates to the Exchange Agent and shall be in such form and have such other provisions as German American shall reasonably specify) (each such letter, the "FSB Merger Letter of Transmittal") and instructions for use in effecting the surrender of each FSB stock certificate (the "FSB Certificate") in exchange for the FSB Merger Consideration. As soon as reasonably practicable after surrender to the Exchange Agent of a FSB Certificate, together with a FSB Merger Letter of Transmittal duly executed and any other required documents, the Exchange Agent shall transmit to the holder of such FSB Certificate the FSB Merger Consideration.

         No dividends that are otherwise payable on shares of German American Common Stock constituting the FSB Merger Consideration shall be paid to persons entitled to receive such shares of German American Common Stock until such persons surrender their FSB Certificates. Upon such surrender, there shall be paid to the person in whose name the shares of German American Common Stock shall be issued any dividends which shall have become payable with respect to such shares of German American Common Stock (without interest and less the amount of taxes, if any, which may have been imposed thereon) between the Effective Time and the time of such surrender.

         If the FSB Merger Consideration is to be issued to a person other than a person in whose name a surrendered FSB Certificate is registered, it shall be a condition of issuance that the surrendered FSB Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance shall pay to the Exchange Agent any required transfer or other taxes or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. German American reserves the right in all cases to require that a surety bond on terms and in an amount satisfactory to German American be provided to German American at the expense of the FSB Shareholder in the event that such shareholder claims loss of a FSB Certificate for FSB Common Stock and requests that German American waive the requirement for surrender of such Certificate.

         RIGHTS DETERMINED AT EFFECTIVE TIME

         FSB will provide to German American a certified list of the FSB shareholders from FSB stock records at the FSB Effective Time. Persons who are not identified as registered holders of FSB Common Stock on the records of FSB as of the FSB Effective Time but who have acquired beneficial interests in such shares of FSB Common Stock and desire to register the transfer of those rights after the FSB Effective Time will not be entitled to do so on the books of FSB. Instead, such persons must present to German American appropriate instruments of transfer signed by the registered holder of such shares as of the FSB Effective Time satisfactory to German American to obtain registration in their name of the FSB Merger Consideration issuable by German American.

         EXPENSES

         All costs and expenses incurred in connection with the transactions contemplated by the FSB Acquisition Agreements will be paid by the party incurring the expenses, although the first $15,000 of expenses incurred by FSB will not be charged against FSB solely for purposes of determining the amount of the FSB Merger consideration. However, if the FSB Acquisition Agreements are terminated because one party has knowingly materially breached any of that party's representations and warranties made in the FSB Acquisition Agreements and the breach is not cured within thirty (30) days of a written notice to cure the breach, then the non-breaching party may recover appropriate damages from the breaching party.

         In the event that the FSB Acquisition Agreements are terminated due to failure of the FSB shareholders to approve the FSB Acquisition Agreements following the making by any other person or entity not a party to the FSB Acquisition Agreements of a proposal to FSB or FSB Bank contemplating a merger, consolidation, plan of stock exchange, sale of all or substantially all assets, or other business combination with FSB or FSB Bank, then, in addition to whatever other legal rights or remedies to which German American may be entitled, FSB is obligated by Section 7.02 of the FSB Agreement, upon German American's demand and within 90 days of such demand, (x) pay to German American a termination fee of $40,000 and (y) reimburse German American for all its out-of-pocket costs and expenses in connection with the FSB Merger incurred from and after October 1, 1997 (but not more than $100,000), including its legal, accounting, environmental and other consulting fees and expenses. If German American is entitled to collect the termination fee, FSB shall, in addition thereto, pay to German American all costs, charges, expense (including without limitation the fees and expenses of counsel) and other amounts expended by German American in connection with or arising out of the obligations of FSB to pay all or a portion of the fee.

CONDITIONS

         Consummation of the FSB Merger is subject to the satisfaction, at or prior to the FSB Closing, of each of the following conditions precedent:

          (a) The FSB Merger shall have been approved by a majority of the outstanding shares of FSB and by German American as the sole shareholder of GAHC;

          (b) All required regulatory approvals shall have been obtained by the FSB Merger and the FSB Bank Merger;

          (c) German American shall have each received a letter, dated as of the Effective Time, from their independent public accountants to the effect that, in their opinion, the FSB Merger qualifies for "pooling of interests" accounting treatment;

          (d) German American and FSB shall have received an opinion from Leagre Chandler & Millard, counsel for German American, concerning the expected federal income tax consequences of the FSB Merger; and

          (e) Other customary conditions and obligations of the parties set forth in the FSB Acquisition Agreements shall have been satisfied.

         Prior to the Effective Time, the conditions to the consummation of the FSB Acquisition Agreements may, to the extent not prohibited by law, be waived in writing by the party entitled to the benefits thereof.

TERMINATION OF ACQUISITION AGREEMENTS

         The FSB Acquisition Agreements may be terminated as follows:

         (a)  By mutual agreement of all parties thereto;

         (b) By German American or FSB in the event of a material breach by the other party of any of its representations and warranties or covenants under the FSB Acquisitions Agreements and such breach is not cured within thirty (30) days after notice to cure such breach is given by the non-breaching party;

         (c) By German American or FSB, if the FSB Merger is not consummated by June 30, 1998;

         (d) By German American or FSB, if the conditions to its obligations set forth in the FSB Acquisition Agreements are not satisfied or waived on or prior to the FSB Closing Date; and

         (e) By German American or FSB, if the FSB Acquisition Agreements and consummation of the FSB Merger are not approved by the affirmative vote of the holders of at least a majority of the outstanding shares of FSB Common Stock entitled to vote at the Special Meeting.


         The FSB Acquisition Agreements also provide that German American may terminate the FSB Acquisition Agreements if the environmental inspection reports on all real property owned or leased by FSB provided to German American by FSB pursuant to the Reorganization Agreement disclose any contamination or presence of hazardous wastes, the estimated remedial and corrective costs of which exceed $100,000, as reasonably estimated by an environmental expert retained for such purpose by German American and reasonably acceptable to FSB, or if the cost of such actions and measures cannot be so reasonably estimated by such expert with any reasonable degree of certainty, or if the costs of undertaking additional environmental investigations or procedures suggested by German American's expert in its first report exceed $10,000 and FSB does not agree to pay such excess; provided, however, that German American must exercise such termination right within 15 business days following receipt of such estimate or indication that the cost of such actions and measures cannot be so reasonably estimated. The environmental inspection reports have not disclosed any basis for terminating the FSB Acquisition Agreements pursuant to this environmental termination provision.

         In addition, if any regulatory application filed in connection with the FSB Merger is finally denied or disapproved by the respective regulatory authority, then either German American or FSB may terminate the FSB Acquisition Agreements. German American may also terminate the FSB Merger in the event that any bank regulatory agency takes action against FSB or FSB Bank seeking to enforce banking laws or regulations.

                              ACCOUNTING TREATMENT


     The Mergers are expected to qualify as a "pooling of interests" for accounting and financial reporting purposes. It is a condition of the Mergers that German American shall have received a letter from its independent public accountants to the effect that, in its opinion, the respective Merger will qualify as a pooling of interests transaction under generally accepted accounting principles. Crowe, Chizek and Company, LLP, are the independent public accountants for German American.


                         FEDERAL INCOME TAX CONSEQUENCES


     The CSB and FSB Mergers are  expected to qualify as  reorganizations  under
Section 368(a) of the Internal Revenue Code of 1986, as amended ("Code"). Except for cash received by any shareholders perfecting their dissenters' rights and cash received by shareholders in lieu of a fractional share interest in German American Common Stock, the holders of shares of CSB Common Stock and FSB Common Stock will recognize no gain or loss on the receipt of German American Common Stock in the Mergers, their aggregate basis in the shares of German American Common Stock received in the Mergers will be the same as their aggregate basis in their shares of CSB Common Stock or FSB Common Stock, as the case may be, converted in the Mergers, and, provided the shares surrendered are held as a capital asset, the holding period of the German American Common Stock received by them will include the holding period of their shares of CSB Common Stock or FSB Common Stock, as the case may be, converted in the Mergers. Cash received by shareholders in lieu of fractional share interests and cash received by shareholders exercising their dissenters' rights under Chapter 44 of the IBCL will be treated as a distribution in full payment of such fractional share interests, or shares surrendered in exercise of dissenters' rights, resulting in capital gain or loss or ordinary income or loss, as the case may be, depending upon each shareholder's particular situation.



     Leagre Chandler & Millard, attorneys for German American, has delivered opinions dated April 22, 1998 to German American upon which German American has relied in preparing the above summary of the anticipated federal income tax consequences of the Mergers. The Leagre Chandler & Millard opinions, and Representation Certificates of German American, CSB and FSB upon which Leagre Chandler & Millard has relied as to certain factual matters in rendering its opinion, are filed as exhibits to the Registration Statement. The Leagre Chandler & Millard opinions provide that the Mergers will qualify as tax-free reorganizations under Section 368(a) of the Internal Revenue Code. Although the obligations of German American, CSB and FSB to consummate the Mergers are conditioned upon the receipt of the tax opinions of Leagre Chandler & Millard regarding the intended federal income tax consequences of each of the Mergers, those opinions are not binding upon the Internal Revenue Service and no ruling has been sought from the Internal Revenue Service regarding the tax-free nature of the Mergers. If the Mergers are consummated, and it is later determined that one or both of the Mergers did not qualify as a tax-free reorganization under the Code, CSB and/or FSB shareholders would recognize taxable gain or loss in the Mergers equal to the difference between the fair market value of the German American Common Stock such shareholder received and such shareholder's basis in his or her CSB Common Stock or FSB Common Stock, as the case may be.


THE FOREGOING IS ONLY A GENERAL DESCRIPTION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS AND DOES NOT CONSIDER THE FACTS AND CIRCUMSTANCES OF ANY PARTICULAR CSB OR FSB SHAREHOLDER'S SITUATION. EACH CSB AND FSB SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC LEGAL AND TAX CONSEQUENCES OF

THE MERGER TO HIM OR HER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.


                             REGISTRATION STATEMENT


         German American has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission registering under the 1933 Act the shares of German American Common Stock to be issued pursuant to the Mergers. German American intends to rely upon exemptions from the statutory registration requirements of the several states in which shareholders of CSB and FSB reside and has not taken any steps to register the German American Common Stock under those state statutes.



                              TRANSFER RESTRICTIONS


     The German American Common Stock received by CSB and FSB shareholders in the Mergers will be freely transferable, except that "affiliates" of CSB and FSB as of the date of their respective Special Meetings, as that term is defined in the rules and regulations under the 1933 Act, may sell any German American Common Stock held by them during the two year period following the respective Merger (one year provided German American remains current in its reporting obligations under the 1934 Act) only (a) in accordance with the provisions of Rule 145(d) under the 1933 Act, (b) pursuant to an effective Registration
Statement under the 1933 Act, or (c) in transactions otherwise exempt from registration thereunder. In addition, affiliates of CSB and/or FSB who may become "affiliates" of German American will be subject to similar sale restrictions for so long as they remain affiliates of German American. Affiliates of CSB and/or FSB also will be subject to prohibitions on sales until financial results covering at least 30 days of post-Merger combined operations have been published. Generally, only persons who are officers, Directors, or greater than ten percent shareholders of CSB and/or FSB will be considered "affiliates" unless other factors indicating a control relationship exist.




                               REGULATORY MATTERS


     The CSB Merger will not be made effective unless the Citizens-Community Merger occurs simultaneously with the CSB Merger. The FSB Merger will not be made effective unless the FSB Bank Merger occurs simultaneously. The Citizens-Community Merger and the FSB Bank Merger are subject to the approval of the FDIC and the DFI. Applications for such approvals were filed with the FDIC on March 2, 1998 and the DFI on March 11, 1998. The DFI approved the Citizens-Community Merger and the FSB Bank Merger on April 9, 1998.

                        RIGHTS OF DISSENTING SHAREHOLDERS

         Pursuant to Chapter 44 of the IBCL, shareholders of CSB and FSB have dissenters' rights with respect to the Mergers. Chapter 44 of the IBCL provides that shareholders of CSB and FSB have the right to demand payment in cash for the fair value of his or her shares of CSB Common Stock and FSB Common Stock, as the case may be, immediately before the applicable Effective Time, excluding any appreciation or depreciation in value in anticipation of the Mergers unless a court determines that such exclusion would be inequitable. To claim this right the shareholder:

                  (a) must, before the vote is taken, deliver to CSB or FSB, as the case may be, written notice of his intent to demand payment for his or her shares if the respective Merger is effectuated, and

                  (b) must not vote in favor of the respective Merger in person or by proxy at the Special Meeting of the shareholders.


     Shareholders of CSB should deliver any such written notice of intent to demand payment to: Corporate Secretary, CSB Bancorp, Main and Seventh Streets, P.O. Box 98, Petersburg, Indiana 47567. Shareholders of FSB should deliver any such written notice of intent to demand payment to: Corporate Secretary, FSB Financial Corporation, 102 Main Street, Francisco, Indiana 47659.


         If the respective Merger is approved by the shareholders, CSB or FSB, as the case may be, will send a notice of dissenters' rights to those shareholders satisfying the above conditions within ten days after the shareholder approval. The notice will state the procedures the dissenting shareholder thereafter must follow to exercise his or her dissenters' rights in accordance with Chapter 44 of the IBCL.

         A SHAREHOLDER WHO DOES NOT DELIVER WRITTEN NOTICE OF INTENT TO DEMAND PAYMENT AND EITHER VOTES AGAINST THE RESPECTIVE MERGER OR REFRAINS FROM VOTING WILL BE CONSIDERED NOT TO BE ENTITLED TO RIGHTS UNDER CHAPTER 44 OF THE IBCL. Shareholders who execute and return the enclosed proxy but do not specify a choice on the Merger proposals will be deemed to have voted in favor of the respective Merger and accordingly to have waived their dissenters' rights, unless they revoke the proxy prior to its being voted.

         Upon consummation of the Mergers, CSB or FSB, as appropriate, will pay each dissenting shareholder who has complied with all requirements of Chapter 44 of the IBCL and of the respective notice CSB's or FSB's, as the case may be, estimate of the fair value of the shares as of the time immediately prior to the respective Merger, EXCLUDING ANY APPRECIATION IN VALUE IN ANTICIPATION OF THE MERGER. The determination of the estimate of "fair value" will be based on the financial condition of CSB or FSB, as the case may be, the trading history of CSB Common Stock or FSB Common Stock, as the case may be, and other factors normally used to determine the value of bank holding company stock, and will likely involve the engagement by CSB or FSB of a professional appraiser to advise it on these matters.

         Dissenters can object to the fair value by stating their estimate of the fair value and demanding payment of the additional amount claimed as fair value within 30 days after CSB or FSB, as the case may be, makes or offers payments for the dissenters' shares. CSB or FSB, as the case may be, can elect to agree to the dissenters' fair value demand or can commence an action in the Circuit or Superior Court of Pike County or of Gibson County, as the case may be, Indiana, within 60 days after receiving the demand for payment for a judicial determination of the fair value. The Court can appoint appraisers to determine the fair value. The costs of the proceeding, including compensation and expenses of the appraisers, counsel for the parties, and experts, will be assessed against all parties to the action in such amounts as the Court finds equitable. Each dissenter made a party to the action will be entitled to receive the amount, if any, by which the Court finds the fair value of the dissenters' shares, plus interest, exceeds the amount paid by CSB or FSB, as the case may be.

See the full text of Chapter 44 set forth in Appendix C to this Prospectus/Proxy Statement.

         TO PERFECT RIGHTS OF DISSENT, A SHAREHOLDER MUST NOT VOTE IN FAVOR OF THE RESPECTIVE MERGER AND MUST DELIVER A WRITTEN DEMAND FOR PAYMENT IN ACCORDANCE WITH THE REQUIREMENTS OF CHAPTER 44 OF THE IBCL.

         THIS SUMMARY OF THE DISSENTERS' RIGHTS OF CSB AND FSB SHAREHOLDERS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE STATUTORY PROVISIONS ATTACHED TO THIS PROSPECTUS/PROXY STATEMENT AS APPENDIX C. ANY INDIVIDUAL CONSIDERING EXERCISING RIGHTS OF DISSENT SHOULD CAREFULLY READ AND CONSIDER THE INFORMATION DISCLOSED IN APPENDIX C AND CONSULT WITH AN INDEPENDENT INVESTMENT ADVISOR BEFORE EXERCISING RIGHTS OF DISSENT.


                   INTERESTS OF CERTAIN PERSONS IN THE MERGERS


     Certain of the Directors and officers of CSB have interests in the CSB Merger other than their interests as shareholders of CSB, pursuant to certain agreements and understandings that are reflected in the CSB Acquisition Agreements. German American has agreed in the CSB Acquisition Agreements that it will cause a designated member of the present Board of Directors of CSB to be added to the German American Board of Directors as of the Effective Time of the CSB Merger. German American has also agreed that the present Directors of Citizens will have the exclusive right to designate the nominees for half of the seats on the Board of Directors of Citizens for three years following the Merger (thereby in effect giving the present Citizens Directors the possibility of continuing to serve on the Board of Citizens during such period) subject to German American's reserved right to object to any such nominee in its discretion. Further, German American has agreed not to object to the payment by Citizens to its present Directors, during that three year period following the CSB Merger, of up to $3,000 per year per Director in addition to customary
Director fees payable to all Directors for their services, in order to compensate such Directors for the loss of certain health and life insurance benefits currently provided by Citizens to its present directors under programs which will be discontinued if the CSB Merger is consummated. German American has also agreed to certain super-majority voting requirements that will be applicable to removal of officers of Citizens during such three year period. Finally, CSB's Board of Directors in November 1997, in connection with the execution of the definitive CSB Acquisition Agreements, authorized the payment of fees aggregating $16,718.30 to certain of its Directors who served on the Merger Committee of the Board of Directors of Citizens for their services.

    As a result of the FSB Merger, FSB's operations will be conducted at its present locations as branches of Community (or Citizens as the case may be). There was therefore no position available for Glenn Young, current President of FSB Bank, as a chief executive officer. In connection with the FSB Acquisition Agreements, German American agreed that up to $75,000 of payments that FSB may make to Mr. Young in connection with a bonus pool arrangement may be added back to the book value of FSB for purposes of computing the purchase price payable to FSB shareholders, provided that Mr. Young executes and delivers to FSB and FSB Bank a release of any potential employment-related claim. Accordingly, FSB Bank intends to pay to Mr. Young the negotiated payment of $__________ (including $_______ relating FSB to accrued vacation pay) in exchange for his services in connection with the Merger and his release of claims.

                       OPINION OF FINANCIAL ADVISOR TO CSB

         Olive Corporate Finance, LLC has provided the following disclosures for inclusion in this Prospectus/Proxy Statement:


     Olive Corporate Finance LLC ("Olive") was engaged by CSB to advise the CSB Board of Directors as to the fairness of the consideration, from a financial perspective, to be paid by German American to CSB shareholders as set forth in the CSB Acquisition Agreements.


         As part of its investment banking business, Olive is regularly engaged in reviewing the fairness of financial institution acquisition transactions from a financial perspective and in the valuation of financial institutions and other businesses and their securities in connection with mergers, acquisitions, and other transactions. Neither Olive nor any of its affiliates has a material financial interest in CSB or German American. Olive was selected to advise the CSB Board of Directors based upon its familiarity with financial institutions and its knowledge of the banking industry as a whole.

         Except as described in this section, neither CSB nor German American have had any material or compensable relationship with Olive, its affiliates, and/or unaffiliated representatives during the past two years.

         Olive performed certain analyses described below and discussed the range of values for CSB resulting from such analyses with the Board of Directors of CSB in connection with its advice as to the fairness of the consideration to be paid by German American.


     A Fairness Opinion ("Opinion") rendered by Olive was delivered to the Board of Directors of CSB on ___________, the date of this Prospectus/Proxy Statement. A copy of the Opinion, which includes a summary of the assumptions made and information analyzed in deriving the Opinion, is attached as Appendix D to this Prospectus/Proxy Statement and should be read in its entirety.


         In arriving at its Opinion, Olive reviewed certain publicly available business and financial information relating to CSB and German American. Olive considered certain financial and stock market data of CSB and German American and compared that data with similar data for certain other publicly-held bank holding companies which own Midwest financial institutions, and considered the financial terms of certain other comparable Midwest bank transactions that had recently been effected. Olive also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant. In connection with its review,

Olive did not independently verify the foregoing information and relied on such information as being complete and accurate in all material respects. Financial forecasts prepared by Olive were based on assumptions believed by Olive to be reasonable and to reflect currently available information. Olive did not make an independent evaluation or appraisal of the assets of CSB or German American. Olive solicited expressions of interest from financial institutions that might be interested in acquiring CSB, reviewed the correspondence and information regarding the financial institutions that had expressed an interest in acquiring CSB and reviewed all preliminary offers received by CSB.

     As part of preparing the Opinion, Olive performed a due diligence review of German American. As part of the due diligence review, Olive reviewed minutes of Board of Directors meetings beginning January 1, 1995 through December 31, 1997; Annual Reports on Form 10-K for each of the three years ended December 31, 1995, 1996 and 1997; Quarterly Reports on Form 10-Q for the periods ended March, June and September, 1997; Registration Statement on Form S-4 relating to the CSB Merger; each filing on Form 8-K during the year ended December 31, 1997; report of independent auditors for the years ending December 31, 1995, 1996 and 1997; management letters from independent auditors for 1997 and management's responses thereto; Uniform Bank Performance Reports dated December 31, 1994 through September 30, 1997; investment security holdings; listing of pending litigation provided by independent counsel; analysis and calculation of the Allowance for Loan and Lease Losses as of December 31, 1997; and internally identified special assets and related reports.

     Olive reviewed and analyzed the historical performance of CSB contained in Annual Reports of shareholders of CSB for each of the five years ended December 31, 1993 through December 31, 1997; and audited financial statements for the five years ended December 31, 1993 through December 31, 1997; Consolidated Reports of Condition and Income filed with the Federal Deposit Insurance Corporation dated December 31, 1996, September 30, 1997 and December 31, 1997; Uniform Bank Performance Report dated December 31, 1992 through December 31, 1996, and September 30, 1997; and certain other assets. Olive reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics. In review of the aforementioned information, Olive took into account its assessment of general market and financial conditions, its experience in other transactions and its knowledge of the banking industry generally.


         In connection with rendering the Opinion and preparing its written and oral presentations to CSB's Board of Directors, Olive performed a variety of financial analyses, including those summarized below. The summary set forth below does not purport to be a complete description of the analyses performed by Olive in this regard. The preparation of an Opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and therefore such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized below, Olive believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its Opinion. In performing its analyses, Olive made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond CSB's or German American's control. The analyses performed by Olive are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the values of businesses do not purport to be appraisals or to reflect the process by which businesses actually may be sold.

     Acquisition Comparison Analysis: In performing this analysis, Olive reviewed 195 Midwest bank acquisition transactions announced since January 1, 1996. The purpose of the analysis was to obtain an evaluation range based on these Midwest acquisition transactions. Multiples of earnings and book values implied by the comparable transactions were utilized in obtaining a range for the acquisition value of CSB. In addition to reviewing recent Midwest bank transactions, Olive performed separate comparable analyses for acquisitions of Midwest banks which, like CSB, had a tangible equity-to-asset ratio between 11.5% and 13.5%; with assets between $70 and $90 million; with returns on average equity between 7% and 10%; with returns on average assets between .80% and 1.1%, and an efficiency ratio between 55% and 70%.

     Median values for the 195 Midwest bank acquisitions, expressed as multiples of both book value and earnings, were 1.79 and 17.20, respectively. The median multiples of book value and earnings for all stock acquisitions of Midwest banks with tangible equity-to-asset ratios between 11.5% and 13.5% were 1.64 and 18.00, respectively. Acquisitions of Midwest banks with assets between $70 and $90 million had median multiples of book value and earnings of 2.15 and 18.27, respectively. Acquisitions of Midwest banks with returns on average equity between 7% and 10% had median multiples of book value and earnings of 1.64 and 20.15, respectively. Acquisitions of Midwest banks with returns on average assets of between .80% and 1.10% had median multiples of book value and earnings of 1.83 and 17.96, respectively. Acquisitions of Midwest banks with an efficiency ratio between 55% and 70% had median multiples of book value and earnings of 1.82 and 17.26, respectively.

         Adjusted Net Asset Value Analysis: Olive reviewed CSB's balance sheet data to determine the amount of material adjustments required to the stockholder's equity of CSB based on differences between the market value of CSB's assets and their value reflected on CSB's financial statements. Olive determined that one adjustment was warranted. Olive reflected a value of the noninterest bearing deposits of approximately $6,799,000. The adjusted net asset value was determined to be $67.43 per share of CSB Common Stock.


         Discounted Earnings Analysis: A dividend discount analysis was performed by Olive pursuant to which a range of stand-alone values of CSB was determined by adding (i) the present value of estimated future dividend streams that CSB could generate over a five-year period beginning in 1998 and ending in 2002, and (ii) the present value of the "terminal value" of CSB's common equity at the end of 2002. The "terminal value" of CSB's common equity at the end of the five-year period was determined by applying a multiple of 1.79 times the projected terminal year's book value. The 1.79 multiple represents the median price paid as a multiple of book value for all Midwest bank transactions since January 1, 1996.



     Dividend streams and terminal values were discounted to present values using a discount rate of 9%. This rate reflects assumptions regarding the required rate of return of holders or buyers of CSB's common stock. The value of CSB, determined by adding the present value of the total cash flows, was $93.01 per share of CSB Common Stock. In addition, using the five-year projection as a base, a twenty-year projection was prepared assuming an annual growth rate of 5%, return on assets of 1.0% for years one through five, 1.1% for years six through ten, and 1.15% for years ten through twenty. Dividends also were assumed to be 50.0% of income for all years. This long-term projection resulted in a value of $83.83 per share of CSB Common Stock.

     Specific Acquisition Analysis: Olive valued CSB based on an acquisition analysis assuming a "break-even" earnings scenario to an acquirer as to price, current interest rates, and amortization of the premium paid. Based on this analysis, an acquiring institution would pay $60.21 per share of CSB Common Stock assuming they were willing to accept no impact to their net income in the initial year. This analysis was based on a funding cost of 8.0% adjusted for taxes, amortization of the acquisition premium over 15 years and earnings for the last twelve months at September 30, 1997 of $537,000.


         Pro Forma Merger Analysis: Olive compared the historical performance of CSB to that of German American and other regional bank holding companies. This included, among other things, a comparison of profitability, asset quality and capital adequacy measures. In addition, the contribution of each of CSB and German American to the income statement and balance sheet of the pro forma combined company was analyzed.

         The effect of the affiliation on the historical and pro forma financial data of CSB, as well as the projected financial data prepared by Olive, was analyzed. CSB's historical financial data was compared to pro forma combined historical and projected earnings and book value per share as well as other measures of profitability, capital adequacy and asset quality.


     The Opinion is directed only to the question of whether the consideration to be received by CSB's shareholders under the CSB Acquisition Agreements is fair and equitable from a financial perspective and does not constitute a recommendation to any CSB shareholder to vote in favor of the CSB Merger. CSB or any of its affiliates imposed no limitations on Olive regarding the scope of its investigation or otherwise.

     Based on the results of the various analyses described above, Olive concluded that the consideration to be received by CSB shareholders under the CSB Acquisition Agreement is fair and equitable from a financial perspective to the shareholders of CSB.

     Olive will receive a fee of $26,000 and reimbursement for all reasonable out-of-pocket expenses from CSB for its services. In addition, CSB has agreed to indemnify Olive and its directors, officers and employees from liability in connection with the CSB Merger, and to hold Olive harmless from any losses, actions, claims, damages, expenses or liabilities related to any of Olive's acts or decisions made in good faith and in the best interest of CSB.

                       OPINION OF FINANCIAL ADVISOR TO FSB


     Olive  Corporate  Finance  LLC  ("Olive")  was  engaged  by  FSB  Financial
Corporation, an Indiana corporation ("FSB"), to advise the FSB Board of Directors as to the fairness of the consideration, from a financial perspective, to be paid by German American Bancorp, an Indiana corporation ("German American"), to FSB shareholders as set forth in the Agreement and Plan of Reorganization dated December 8, 1997 ("Master Agreement"), among FSB, FSB Bank an Indiana banking corporation ("FSB Bank"), German American, German American Holdings Corporation, an Indiana corporation ("GAHC"), and Community Trust Bank, an Indiana banking corporation ("Community"); and the attached unexecuted forms of the Plan of Merger between FSB and GAHC, and joined in by German American and the Plan of Merger between Citizens and Community (the Agreement and Plan of Reorganization and the Plans of Mergers are referred to collectively herein as the "Agreements").

     As part of its investment banking business, Olive is regularly engaged in reviewing the fairness of financial institution acquisition transactions from a financial perspective and in the valuation of financial institutions and other businesses and their securities in connection with mergers, acquisitions, and other transactions. Neither Olive nor any of its affiliates has a material financial interest in FSB or German American. Olive was selected to advise the FSB Board of Directors based upon its familiarity with financial institutions and its knowledge of the banking industry as a whole.

         Except as described in this section, neither FSB nor German American have had any material or compensable relationship with Olive, its affiliates, and/or unaffiliated representatives during the past two years.

         Olive performed certain analyses described below and discussed the range of values for FSB resulting from such analyses with the Board of Directors of FSB in connection with its advice as to the fairness of the consideration to be paid by German American.

     A Fairness Opinion ("Opinion") rendered by Olive has been delivered to the Board of Directors of FSB on ________, 1998, the date of this Prospectus/Proxy Statement. A copy of the Opinion, which includes a summary of the assumptions made and information analyzed in deriving the Opinion, is attached as Appendix E to this Proxy Statement/Prospectus and should be read in its entirety.

         In arriving at its Opinion, Olive reviewed certain publicly available business and financial information relating to FSB and German American. Olive considered certain financial and stock market data of FSB and German American and compared that data with similar data for certain other publicly-held bank holding companies which own Midwest financial institutions, and considered the financial terms of certain other comparable Midwest bank transactions that had recently been effected. Olive also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant. In connection with its review, Olive did not independently verify the foregoing information and relied on such information as being complete and accurate in all material respects. Financial forecasts prepared by Olive were based on assumptions believed by Olive to be reasonable and to reflect currently available information. Olive did not make an independent evaluation or appraisal of the assets of FSB or German American. Olive reviewed the correspondence and information regarding the financial institutions that had expressed an interest in acquiring FSB. Olive reviewed all offers received by FSB.

         As part of preparing the Opinion, Olive performed a due diligence review of German American. As part of the due diligence review, Olive reviewed minutes of Board of Directors meetings beginning January 1, 1995 through December 31, 1997; Annual Reports on Form 10-K for each of the three years ended December 31, 1995, 1996, 1997; Quarterly Reports on Form 10-Q for the periods ended March, June and September, 1997; Registration Statement on Form S-4 relating to this transaction; each filing on Form 8-K during the year ended December 31, 1997; report of independent auditors for the years ending December 31, 1994, 1995 and 1996; management letters from independent auditors for 1997 and management's responses thereto; Uniform Bank Performance Reports dated December 31, 1994 through September 30, 1997; investment security holdings; listing of pending litigation provided by independent counsel; analysis and calculation of the Allowance for Loan and Lease Losses as of December 31, 1997; and internally identified special assets and related reports.

        Olive reviewed and analyzed the historical performance of FSB Bank contained in statements of condition for the five years ended September 30, 1992 through September 30, 1996, and a draft of audited financial statements of FSB dated September 30, 1997; Consolidated Reports of Condition and Income filed with the Federal Deposit Insurance Corporation dated December 31, 1996, June 30, 1997, September 30, 1997 and December 31, 1997; Uniform Bank Performance Reports dated December 31, 1992 through December 31, 1996, and September 30, 1997; and certain other assets. Olive reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics. In review of the aforementioned information, Olive took into account its assessment of general market and financial conditions, its experience in other transactions and its knowledge of the banking industry generally.

         In connection with rendering the Opinion and preparing its written and oral presentations to FSB's Board of Directors, Olive performed a variety of financial analyses, including those summarized below. The summary set forth below does not purport to be a complete description of the analyses performed by Olive in this regard. The preparation of an Opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and therefore such an opinion is not readily susceptible to summary description. Olive applied only certain methods of valuation, which were practical and pertained to the specific financial conditions of FSB. Accordingly, notwithstanding the separate factors summarized below, Olive believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its Opinion. In performing its analyses, Olive made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond FSB's or German American's control. The analyses performed by Olive are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the values of businesses do not purport to be appraisals or to reflect the process by which businesses actually may be sold.

         Acquisition Comparison Analysis: In performing this analysis, Olive reviewed 195 Midwest bank acquisition transactions announced since January 1,
1996. The purpose of the analysis was to obtain an evaluation range based on these Midwest acquisition transactions. Multiples of book values implied by the comparable transactions were utilized in obtaining a range for the acquisition value of FSB. Multiples of earnings would normally be applied to FSB, however, considering FSB had earnings losses in years ended December 31, 1996 and December 31, 1997, multiples of earnings obtained from the 195 Midwest bank acquisition transactions were not included in obtaining a valuation range for FSB. In addition to reviewing recent Midwest bank transactions, Olive performed separate comparable analyses for acquisitions of Midwest banks which, like FSB, had a tangible equity-to-asset ratio between 9.5% and 12.5%; with assets between $10 and $20 million; with return on average equity of less than 6%; with return on average assets of less than .70%, and an efficiency ratio between 75% and 95%.

         Median values for the 195 Midwest bank acquisitions, expressed as a multiple of book value, was 1.79. The median multiple of book value for acquisitions of Midwest banks with tangible equity-to-asset ratios between 9.5% and 12.5% was 1.81. Acquisitions of Midwest banks with assets between $10 and $20 million had a median multiple of 1.52. Acquisitions of Midwest banks with a return on average equity less than 6% had a median multiple of 1.48. Acquisitions of Midwest banks with a return on average assets less than .70% had a median multiple of 1.50. Acquisitions of Midwest banks with an efficiency ratio between 75% and 95% had a median multiple of 1.50.

         Adjusted Net Asset Value Analysis: Olive reviewed FSB's balance sheet data to determine the amount of material adjustments required to the stockholder's equity of FSB based on differences between the market value of FSB's assets and their value reflected on FSB's financial statements. Olive determined that one adjustment was warranted. Olive reflected a value of the noninterest bearing deposits of approximately $1,809,000. The adjusted net asset value was determined to be $36.86 per share of FSB's common stock.

         Discounted Earnings Analysis: A dividend discount analysis was performed by Olive pursuant to which a range of stand-alone values of FSB was determined by adding (i) the present value of estimated future dividend streams that CSB could generate over a five-year period beginning in 1998 and ending in 2002, and (ii) the present value of the "terminal value" of FSB's common equity at the end of 2002. The "terminal value" of FSB's common equity at the end of the five-year period was determined by applying a multiple of 1.79 times the projected terminal year's book value. The 1.79 multiple represents the median price paid as a multiple of book value for all Midwest bank transactions since January 1, 1996.

         Dividend streams and terminal values were discounted to present values using a discount rate of 7.5%. This rate reflects assumptions regarding the required rate of return of holders or buyers of FSB's common stock. The value of FSB, determined by adding the present value of the total cash flows, was $46.47 per FSB's common share. In addition, using the five-year projection as a base, a twenty-year projection was prepared assuming that an annual growth rate of 5%, return on assets of .50% for years one through ten, and .60% for years eleven through twenty. Dividends also were assumed to be 45.0% of income for all years. This long-term projection resulted in a value of $39.27 per FSB's common share.

         Pro Forma Merger Analysis: Olive compared the historical performance of FSB to that of German American and other regional bank holding companies. This included, among other things, a comparison of profitability, asset quality and capital adequacy measures. In addition, the contribution of each of FSB and German American to the income statement and balance sheet of the pro forma combined company was analyzed.

     The effect of the affiliation on the historical financial data of FSB, as well as the projected financial data prepared by Olive, was analyzed. FSB's historical financial data was compared to pro forma combined historical and projected earnings and book value per share as well as other measures of profitability, capital adequacy and asset quality.

         The Opinion is directed only to the question of whether the consideration to be received by FSB's shareholders under the Agreement is fair and equitable from a financial perspective and does not constitute a recommendation to any FSB shareholder to vote in favor of the Merger. FSB or any of its affiliates imposed no limitations on Olive regarding the scope of its investigation or otherwise.

         Based on the results of the various analyses described above, Olive concluded that the consideration to be received by FSB shareholders under the Merger Agreement is fair and equitable from a financial perspective to the shareholders of FSB.

         Olive will receive a fee of $26,000 and reimbursement for all reasonable out-of-pocket expenses from FSB for its services. In addition, FSB has agreed to indemnify Olive and its directors, officers and employees from liability in connection with the Merger, and to hold Olive harmless from any losses, actions, claims, damages, expenses or liabilities related to any of Olive's acts or decisions made in good faith and in the best interest of FSB.

                         PRO FORMA FINANCIAL STATEMENTS
                               OF GERMAN AMERICAN


     The following unaudited pro forma condensed consolidated balance sheet as of December 31, 1997, and the unaudited pro forma condensed consolidated statements of income for each of the years in the three-year period ended December 31, 1997, give effect to the Mergers based on the historical consolidated financial statements of German American, CSB and FSB under the assumptions and adjustments set forth below and in the accompanying notes to the pro forma financial statements. The Mergers are expected to be accounted for as poolings of interests and, therefore, are included in the pro forma condensed consolidated balance sheet as of December 31, 1997, as if the transaction had become effective on such date. The pro forma condensed consolidated statements of income for each of the years in the three-year period ended December 31, 1997 also include the historical statements of income of CSB and FSB as if the transactions had become effective at the beginning of the periods presented.


     If the proposed CSB Merger is consummated, German American will issue not fewer than 5.8036 shares of German American Common Stock for each of the 160,000 shares of CSB Common Stock (an aggregate of 928,572 German American shares) or more than 7.1094 shares of German American Common Stock for each of the 160,000 shares of CSB Common Stock (an aggregate of 1,137,500 German American shares). (All such numbers are subject to adjustment in the event of any future stock dividends or splits and the like.) The exact number of shares to be issued in the Merger will be determined within the above range by the average of the closing bid/asked prices for German American Common Stock during a thirty calendar day period ending on the second business day preceding the closing date of the CSB Merger. The pro forma financial statements have been prepared assuming the issuance of 928,572 shares of German American Common Stock, computed using the average bid/asked prices for March, 1998 (the latest practicable date, resulting in a price of $31.9524 per share). The use of such number of shares is for illustrative purposes only and does not attempt to predict the actual number of shares to be issued in the CSB Merger.


     If the proposed FSB Merger Agreement is consummated, German American will issue that number of shares that have a market value equal to approximately 150% of FSB's shareholders equity plus or minus certain adjustments. See "THE MERGERS -- the FSB Acquisition Agreements -- Terms of the Merger -- Conversion of FSB Common Stock" for a discussion of the exact factors that will be considered in determining the value of the German American Common Stock to be issued to FSB shareholders and the adjustments that will be considered to shareholders' equity. The pro forma financial statements have been prepared assuming the issuance of 67,529 shares of German American Common Stock, which is the number of shares computed using adjusted FSB December 31, 1997 shareholders' equity and the average bid/asked prices for German American Common Stock for the last ten business days of March, 1998 (the latest practicable date, resulting in a price of $31.9861 per share). The use of such number of shares is for illustrative purposes only and does not attempt to predict the actual number of shares to be issued in the FSB Merger.

     The pro forma financial statements have been prepared by the management of German American based upon the historical consolidated financial statements of German American, CSB and FSB. These pro forma statements may not be indicative of the results that actually would have occurred if the Mergers had been in effect on the dates indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of German American, CSB and FSB presented elsewhere in this Prospectus/Proxy Statement or that accompany this Prospectus/Proxy Statement.

     German American, CSB and FSB expect to incur total legal, accounting, professional and regulatory costs of approximately $375,000 that are directly attributable to the Mergers. $110,000 of these costs can reasonably be expected to be included in the consolidated expenses of German American during the next twelve months. $265,000 of these costs had been paid and expensed or accrued and expensed by German American, CSB and FSB as of December 31, 1997. Those costs not previously paid or accrued were NOT considered in the preparation of the Pro Forma Financial Statements.

                            GERMAN AMERICAN BANCORP

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                December 31, 1997
        (Dollar amounts in thousands except share and per share amounts)
                                  (Unaudited)

                            German American     FSB Financial     Pro Forma      Pro Forma        CSB       Pro Forma    Pro Forma
ASSETS                          Bancorp          Corporation      Adjustments   Consolidated    Bancorp    Adjustments  Consolidated

Cash and cash equivalents      $26,050             $2,910          $                28,960      $14,340                    $43,300
Short-term investments             200                  -                              200        2,598                      2,798

Investment in subsidiary             -                  -          $ 1,475 (A)           -                 $ 8,747 (D)           -
                                                                    (1,475)(B)                              (8,747)(B)
Securities available for sale   99,639                  -                           99,639        1,168                    100,307
Securities held to maturity     24,223              2,208                           26,431       10,801                     37,232
Loans                          330,469             10,079                          340,548       46,854                    387,402
Allowance for loan losses       (6,255)               (79)                          (6,334)      (1,161)                    (7,495)
Premises and equipment          12,406                354                           12,760          784                     13,544
Intangibles                      1,572 (C)              -                            1,572            -                      1,572

Accrued interest receivable
 and other assets               10,527                290                           10,817        1,627                     12,444

      Total assets            $498,831            $15,762          $     -        $514,593      $77,011    $     -        $591,604


LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

  Deposits                   $433,948             $14,173                         $448,121      $67,085                   $515,206
  Short-term borrowings         4,933                   -                            4,933          615                      5,548
  Long-term debt                    -                   -                                -            -                          -
  Other liabilities             6,618                 114                            6,732          564                      7,296
    Total liabilities         445,499              14,287                          459,786       68,264                    528,050

SHAREHOLDERS' EQUITY

 Common stock                   5,350                   1              68  (A)       5,418        4,000        929 (D)       6,347
                                                                       (1) (B)                              (4,000)(B)
 Additional paid-in capital    35,018                 819              750 (A)      35,768            -      3,071 (D)      38,839
                                                                      (819)(B)
 Retained earnings             12,208                 657              657 (A)      12,865        4,736      4,736 (D)      17,601
                                                                      (657)(B)                              (4,736)(B)
 Treasury stock                     -                  (2)               2 (B)           -            -                          -

 Net unrealized gain/(loss) on
 securities available for sale    756                   -                              756           11         11 (D)         767
                                                                                                               (11)(B)
    Total shareholders' equity 53,332               1,475                   -       54,807        8,747            -        63,554

     Total liabilities and
     shareholders' equity    $498,831             $15,762          $        -     $514,593      $77,011       $    -      $591,604

ADJUSTMENTS:

(A) Assumed issuance of 67,529 common shares of German American Bancorp in exchange for all 48,916 shares of FSB Financial Corporation. The actual number of shares to be issued is not yet known. Assumed shares issued are based on FSB December 31, 1997 shareholders' equity, resulting in an approximate purchase price of $2,160, and a value of $31.9861 per share of German American stock, which is the average of the bid and asked prices for the last ten business days of March 1998. The assumed number of shares issued is for illustrative purposes only and is not an attempt to predict the actual number of shares to be issued in the Merger.
(B)  To eliminate the investments in FSB Financial Corporation and CSB Bancorp.
(C) Includes goodwill of $1,325 being amortized over 15 years and core deposit intangibles of $247 being being amortized over 10 years.
(D) Assumed issuance of 928,572 common shares of German American Bancorp in exchange for all 160,000 shares of CSB Bancorp. The actual number of shares to be issued is not yet known. Assumed shares issued are based on a value of  $31.9524  per  share of German American  stock,  which  is  the average  of the bid and  asked  prices  for  March  1998,  resulting in an
     approximate purchase  price of $29,670.   The  assumed  number of shares
     issued is for illustrative purposes only and is not an attempt to predict the actual number of shares to be issued in the Merger.
(E) No adjustments to these pro forma financial statements were necessary to conform accounting methods as contemplated by APB Opinion 16.

                           GERMAN AMERICAN BANCORP

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                      For the year ended December 31, 1997
        (Dollar amounts in thousands except share and per share amounts)
                                  (Unaudited)
                                                              1997


                                  German American     FSB Financial     Pro Forma        Pro Forma         CSB        Pro Forma
                                      Bancorp         Corporation      Adjustments      Consolidated      Bancorp    Consolidated

INTEREST INCOME
    Interest and fees on loans     $  29,350           $    934                         $  30,284         $  4,454    $  34,738
    Interest on  securities            7,510                165                             7,675              791        8,466
    Other interest income                608                 56                               664              609        1,273

     Total interest income            37,468              1,155                            38,623            5,854       44,477

INTEREST EXPENSE
    Interest on deposits              17,221                562                            17,783            2,905       20,688
    Other interest expense               300                  -                               300               16          316

     Total interest expense           17,521                562                            18,083            2,921       21,004

NET INTEREST INCOME                   19,947                593                            20,540            2,933       23,473
Provision for loan losses               (408)                30                              (378)             808          430

NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                      20,355                563                            20,918            2,125       23,043

NON-INTEREST INCOME                    2,487                 96                             2,583              322        2,905

NON-INTEREST EXPENSE                  13,668                687                            14,355            2,055       16,410

INCOME (LOSS) BEFORE INCOME TAXES      9,174                (28)                            9,146              392        9,538

Income taxes                           3,035                  -       $ (10) (A)             3,025              82        3,107
                                       -----                 ---        ----                -----            -----        -----
NET INCOME (LOSS)                    $ 6,139               $(28)      $  10                 $6,121           $ 310        6,431
                                       =====                 ===        ====                =====            =====        =====

    Earnings per share and
     diluted earnings per share      $ 1.15                                               $ 1.13 (B)                     $ 1.01 (C)
    Weighted average number of
     shares outstanding           5,343,727                                            5,411,256 (B)                  6,339,828 (C)


NOTES:

     (A)  To provide income tax (benefit) at full tax rate.

     (B) Assumes issuance of 67,529 common shares of German American Bancorp in exchange for all shares of FSB Financial Corporation at the beginning of the period. The actual number of shares to be issued is not yet known. The assumed number of shares issued is for illustrative purposes only and is not an attempt to predict the actual number of shares to be issued in the Merger.

     (C) Assumes issuance of 928,572 common shares of German American Bancorp in exchange for all shares of CSB Bancorp at the beginning of the period. The actual number of shares to be issued is not yet known. The assumed number of shares issued is for illustrative purposes only and is not an attempt to predict the actual number of shares to be issued in the Merger.

     (D) No adjustments to these pro forma financial statements were necessary to conform accounting methods as contemplated by APB Opinion 16.

                            GERMAN AMERICAN BANCORP

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                      For the year ended December 31, 1996 (Dollar amounts in thousands except share and per share amounts)
                                  (Unaudited)

                                 --------------------------------1996---------------------------------------------------


                                 German American  FSB Financial   Pro Forma        Pro Forma      CSB       Pro Forma
                                    Bancorp        Corporation   Adjustments     Consolidated   Bancorp    Consolidated


INTEREST INCOME
    Interest and fees on loans      $27,846          $863                         $28,709        $4,434      $33,143
    Interest on  securities           6,737           204                           6,941           714        7,655
    Other interest income               778            11                             789           504        1,293

       Total interest income         35,361         1,078                          36,439         5,652       42,091

INTEREST EXPENSE
    Interest on deposits             16,179           479                          16,658         2,785       19,443
    Other interest expense              504             9                             513            14          527

       Total interest expense        16,683           488                          17,171         2,799       19,970

NET INTEREST INCOME                  18,678           590                          19,268         2,853       22,121
Provision for loan losses               210            89                             299           135          434

NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                     18,468           501                          18,969         2,718       21,687

NON-INTEREST INCOME                   2,227            86                           2,313           251        2,564

NON-INTEREST EXPENSE                 13,288           622                          13,910         1,898       15,808

INCOME (LOSS) BEFORE INCOME TAXES     7,407           (35)                          7,372         1,071        8,443
Income taxes                          2,513            (2)       $    (3) (B)       2,508           344        2,852


NET INCOME (LOSS)                    $4,894          $(33)       $     3           $4,864          $727        $5,591



    Earnings per share and
     diluted earnings per share      $  0.92 (A)                                     $0.90 (C)                 $ 0.88 (D)
    Weighted average number of
     shares outstanding            5,335,316 (A)                                 5,402,845 (C)              6,331,417 (D)


NOTES:

     (A) Retroactively restated for 2 for 1 stock split in November 1997, and a 5% stock dividend in December 1997.

     (B)  To provide income tax (benefit) at full tax rate.


     (C) Assumes issuance of 67,529 common shares of German American Bancorp in exchange for all shares of FSB Financial Corporation at the beginning of the period. The actual number of shares to be issued is not yet known. The assumed number of shares issued is for illustrative purposes only and is not an attempt to predict the actual number of shares to be issued in the Merger.


     (D) Assumes issuance of 928,572 common shares of German American Bancorp in exchange for all shares of CSB Bancorp at the beginning of the period. The actual number of shares to be issued is not yet known. The assumed number of shares issued is for illustrative purposes only and is not an attempt to predict the actual number of shares to be issued in the Merger.

     (E) No adjustments to these pro forma financial statements were necessary to conform accounting methods as contemplated by APB Opinion 16.

                            GERMAN AMERICAN BANCORP

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                      For the year ended December 31, 1995
        (Dollar amounts in thousands except share and per share amounts)
                                  (Unaudited)

                                 --------------------------------1995---------------------------------------------------

                                 German American  FSB Financial   Pro Forma        Pro Forma      CSB       Pro Forma
                                    Bancorp        Corporation   Adjustments     Consolidated   Bancorp    Consolidated

INTEREST INCOME
    Interest and fees on loans      $26,197           $528                         $26,725         $4,203      $30,928
    Interest on  securities           6,102            298                           6,400            623        7,023
    Other interest income             1,517             50                           1,567            396        1,963

       Total interest income         33,816            876                          34,692          5,222       39,914

INTEREST EXPENSE
    Interest on deposits             15,150            400                          15,550           2,499       18,049
    Other interest expense              798              -                             798               -          798

       Total interest expense        15,948            400                          16,348            2,499      18,847

NET INTEREST INCOME                  17,868            476                          18,344            2,723      21,067
Provision for loan losses                49             12                              61               48         109

NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                     17,819            464                          18,283            2,675      20,958

NON-INTEREST INCOME                   1,764             66                           1,830              270       2,100

NON-INTEREST EXPENSE                 12,418            504                          12,922            1,889      14,811

INCOME BEFORE INCOME TAXES            7,165             26                           7,191            1,056       8,247

Income taxes                          2,323             15           $ (6) (B)       2,332              338       2,670


NET INCOME                           $4,842            $11           $  6           $4,859             $718      $5,577



    Earnings per share and
     diluted earnings per share       $0.91  (A)                                     $0.90 (C)                    $0.88  (D)
    Weighted average number of
     shares outstanding           5,331,745  (A)                                 5,399,274 (C)                6,327,846  (D)


NOTES:

     (A) Retroactively restated for 2 for 1 stock split in November 1997, and a 5% stock dividend in December 1997.

     (B)  To provide income tax (benefit) at full tax rate.

     (C) Assumes issuance of 67,529 common shares of German American Bancorp in exchange for all shares of FSB Financial Corporation at the beginning of the period. The actual number of shares to be issued is not yet known. The assumed number of shares issued is for illustrative purposes only and is not an attempt to predict the actual number of shares to be issued in the Merger.

     (D) Assumes issuance of 928,572 common shares of German American Bancorp in exchange for all shares of CSB Bancorp at the beginning of the period. The actual number of shares to be issued is not yet known. The assumed number of shares issued is for illustrative purposes only and is not an attempt to predict the actual number of shares to be issued in the Merger.

     (E) No adjustments to these pro forma financial statements were necessary to conform accounting methods as contemplated by APB Opinion 16.

                        INFORMATION ABOUT GERMAN AMERICAN


                                    GENERAL


     German American is a multi-bank holding company organized in Indiana in 1982. German American's principal subsidiaries are The German American Bank, Jasper, Indiana; First State Bank, Southwest Indiana, Tell City, Indiana; and GAHC, an Indiana corporation that owns all of the outstanding capital stock of Community and The Peoples National Bank and Trust Company, Washington, Indiana. German American's principal executive offices are located at 711 Main Street, Jasper, Indiana 47546, and its telephone number is (812) 482-1314.


     Information concerning German American is contained in the following documents, which are included in this Prospectus/Proxy Statement as Appendices F, G and H: German American's Annual Report on Form 10-K for the year ended December 31, 1997; German American's 1997 Annual Report to Shareholders; and German American's Proxy Statement for 1998 Annual Meeting to Shareholders.




                              INFORMATION ABOUT CSB

                                     GENERAL



     CSB was incorporated under Indiana law in 1983, is a bank holding company and owns 100% of the capital stock of Citizens. CSB engages in the business of commercial banking and other permissible activities closely related to banking. CSB relies primarily upon funds from Citizens to pay the expenses of its operations and, to the extent applicable, any dividends on its outstanding shares of stock.


     Citizens has operated as a community bank since its founding in 1873. The primary source of its income is generated by its lending activities. It offers personal and business financial and trust services to individuals, corporations, partnerships, municipalities and other public and governmental entities.
Citizens' lending focus has been strongly single family residential and 1-4 family multi-family residential but a significant portion of its loan portfolio is also composed of other consumer, commercial and agricultural loans. Citizens offers a full line of deposit products.


                                   COMPETITION


     Citizens is the largest financial institution headquartered in Pike County, Indiana. The banking business in the area served by Citizens is highly competitive. The bank competes for deposits with other commercial banks, savings associations, and credit unions. For loan business, Citizens competes with other commercial banks, savings associations, savings banks, consumer finance companies, and credit unions. Competition in both areas is affected by interest rates, convenience of location, availability of lendable funds, and general and local economic conditions.


                           REGULATION AND SUPERVISION



     CSB, as a bank holding company, is subject to supervision and regular examination by the Federal Reserve Board. Citizens has as its primary regulators the FDIC and the DFI. These regulators specify the types of activities in which bank holding companies and banks may engage and include regulations governing the extension of credit, the quality of loans and assets, maintenance of reserves against deposits, minimum capital requirements, and restrictions on dividends, among others.



                                   PROPERTIES

         CSB operations require minimal space and it operates from Citizens' main office. Citizens operates from two locations, located in Pike County, Indiana. Its main office is located in downtown Petersburg, Indiana. An additional branch office is also located in Petersburg, Indiana. The branch is operated from a property owned by Citizens.


                      MARKET PRICE AND DIVIDEND INFORMATION



     CSB Common Stock is not traded on any established market and most trades of CSB Common Stock occur as a result of private negotiations in isolated transactions. Accordingly, information regarding transactions is not published or publicly available. However, shares are traded directly between shareholders from time to time. On May ___, 1998 (the latest date practicable prior to the printing of this Prospectus/Proxy Statement), there were a total of 240 CSB shareholders. Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. The range of reported prices is primarily based upon information provided by the parties to privately-negotiated transactions.


     The following table sets forth, for the periods indicated, the number of shares traded, the number of trades, and the high and low sales price per share of CSB as reported to CSB Management, and the per share dividends declared by CSB on its Common Stock. On _____, 1998 (the latest date practicable prior to the printing of this Prospectus/Proxy Statement), there were a total of CSB shareholders. All numbers are adjusted for stock splits.




      No. of Shares    No. of                              Dividends Declared
      Traded           Trades            Prices             (cents per share)



1995
First Quarter     0        0             N/A
Second Quarter    0        0             N/A                        0.90
Third Quarter     0        0             N/A
Fourth Quarter    0        0             N/A                        1.60

1996
First Quarter     0        0
Second Quarter   320       1       $87.50 per share                 1.00
Third Quarter     0        0            N/A
Fourth Quarter    0        0            N/A                         1.75

1997
First Quarter     0        0            N/A

Second Quarter    0        0            N/A                        1.00
Third Quarter     0        0            N/A
Fourth Quarter    0        0            N/A                        1.75

     N/A means not applicable because no shares of CSB Common Stock were transferred on the shareholder records of CSB during the periods indicated.


     The most recent trade of CSB Common Stock on or before October 20, 1997 (the last business day prior to the first public announcement of the CSB Merger on October 21, 1997) known to CSB Management occurred during the second quarter of 1996 and involved 320 shares that CSB Management was advised were purchased and sold at $87.50 per share.


     The CSB Agreement provides that CSB may during 1998 declare a quarterly dividend of $0.6875 per share if the CSB Merger has not become effective as of the declaration date, and further stipulates that the declaration date for any CSB dividend with respect to the first quarter of 1998 shall not be earlier than May 15, 1998. The CSB Board of Directors intends to declare a dividend of $0.50 per share with respect to CSB's first quarter of 1998 on or after May 15, 1998, which dividend (if, when, and as declared) will be payable to CSB Shareholders of record as of the record date for such dividend regardless of whether or when the CSB Merger is consummated. If the CSB Merger becomes effective on ________ __, 1998, as anticipated, CSB's shareholders will not be entitled to any further dividends on their shares of CSB Common Stock in 1998 (other than the contemplated dividend with respect to the first quarter described by the preceding sentence) but will be entitled to receive dividends from German American on their shares received in the CSB Merger that have a record date on or after __________, 1998. It is anticipated that the first such German American dividend will be considered by the Board of Directors of German American during July, 1998, and will have a record date not earlier than August __, 1998.

     Substantially all of CSB's cash income is derived from Citizens. As a state bank, Citizens is subject to certain restrictions imposed by its primary federal regulator, the FDIC, with respect to the payment of dividends to CSB. CSB must obtain the prior approval of the FDIC if the total of all dividends declared in any calendar year would exceed net income for the preceding two calendar years.



            STOCK OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS


     The following table sets forth the number of shares and percentage of CSB Common Stock beneficially owned at January 31, 1998, by each person known to be the beneficial owner of more than five percent of the outstanding shares of CSB Common Stock, each Director and officer of CSB, and all Directors and executive officers as a group.



  NAME                                  NUMBER                  PERCENTAGE
  ----                                  ------                  ----------
Jerry A. Church                         762(1)                          *
Robert D. Harris (2)                  9,850(3)                          6.2%
Marion R. Klipsch (4)                32,000(5)                         20.0%
Robert C. Klipsch                       800(6)                          *
Lester Nixon                          5,066                             3.2%
W. Wyatt Rauch (7)                   15,330(8)                          9.6%
Michael J. Voyles                     1,868(9)                          1.2%
Gregory K. Willis                      723(10)                          *

Directors and Officers               66,399                            41.5%
as a Group (8 Individuals)

(1) Jerry Church beneficially owns 130 shares directly, and 632 shares are beneficially owned by Jerry Church and Alycia Church, the wife of Mr. Church.

(2) The address of this shareholder is 702 Walnut Street, Petersburg, Indiana 47567.


(3) Robert Harris beneficially owns 40 shares directly, and 3,715 shares are beneficially owned by the Robert D. Harris Primary Trust, over which Mr. Harris has sole voting and investment power. An additional 4,855 shares are beneficially owned by the Sondra S. Harris Primary Trust, over which Sondra Harris, the wife of Mr. Harris, has sole voting and investment power, and an additional 1,280 shares are beneficially owned by Gretchen A. Harris, the daughter of Mr. Harris.


(4) The address of this shareholder is P.O. Box 38, Eastwood Drive, Petersburg, Indiana 47567.


(5) Marion Klipsch beneficially owns 13,600 directly and 4,000 shares are jointly owned by Marion Klipsch and Martha Klipsch, the wife of Mr. Klipsch. An additional 8,000 shares are beneficially owned by Martha Klipsch. Additionally, 3,200 shares are beneficially owned by Marion R. Klipsch and/or Mr. David Klipsch, the son of Marion Klipsch, and 3,200 shares are beneficially owned by Marion R. Klipsch or Marcia Nordham, the daughter of Mr. Klipsch.


(6) Robert Klipsch beneficially owns 40 shares directly and 760 shares are beneficially owned by Robert Klipsch and Karen J. Klipsch, the wife of Robert Klipsch. Robert Klipsch is the cousin of Marion R. Klipsch, who owns more than 5% of the CSB Common Stock.

(7) The address of this shareholder is 801 Goodlet Street, Petersburg, Indiana 47567.

(8) Wyatt Rauch beneficially owns 11,920 shares directly. Additionally, Betty J. Rauch, the wife of Mr. Rauch, beneficially owns 2,110 shares directly, and Deiadre L. Rauch, the daughter of Mr. Rauch, beneficially owns 1,300 shares directly. Mr. Rauch disclaims any beneficial interest in the 2,110 shares owned by his wife and the 1,300 shares owned by his daughter.

(9) Michael Voyles beneficially owns 1,176 shares directly, and 300 shares are beneficially owned by Mr. Voyles and Margaret A. Voyles, the wife of Mr. Voyles. An additional 196 shares are beneficially owned by Jennifer A. Voyles, the daughter of Mr. Voyles, and 196 shares are beneficially owned by John M. Voyles, the son of Mr. Voyles.

(10) Gregory Willis beneficially owns 270 shares directly, and 60 shares are beneficially owned by Gregory Willis and Carla D. Willis, the wife of Mr. Willis. An additional 393 shares are beneficially owned by Gregory K. Willis and/or Norma L. Willis, the mother of Mr. Willis.

                              INFORMATION ABOUT FSB

                                     General

FSB Financial Corporation is a state-chartered institution organized in 1994, which operates FSB Bank. FSB Bank was organized as an Indiana state banking association on June 20, 1908. The principal executive offices of FSB Bank are located at 102 Main Street, Francisco, Gibson County, Indiana 47659. FSB Bank engages in a range of commercial and personal banking activities, including accepting demand, time and savings account deposits; making loans to corporations, individuals, and others, and offering safekeeping services. FSB Bank's lending services include commercial, real estate, and installment loans.

The primary risk consideration associated with the lending activities conducted by FSB Bank involves its concentration in various types of consumer lending. These risks are mitigated by lending procedures, which include collateralization. 36% of FSB Bank's loan portfolio is secured by 1 - 4 family housing and a significant portion of the installment portion of the portfolio is also collateralized. In addition, the balance of FSB Bank's non-performing loans and historical loss percentage indicates acceptable credit risk in the portfolio.

                                    Employees

At December 31, 1997 FSB Bank employed 13 full-time employees. FSB Bank is not a party to any collective bargaining agreement, and employee relations are considered to be good.


                                   Competition

The banking business is highly competitive. FSB Bank's market area principally consists of eastern Gibson County. At December 31, 1997 FSB Bank was the sole commercial bank headquartered in Gibson County, and had total assets of $15,762,000 and total deposits of $14,172,000.


                           Regulation and Supervision

FSB Bank is supervised and regulated by the FDIC and DFI, and is examined regularly by representatives of those agencies. Regulation and examination by banking regulatory agencies are primarily for the benefit of depositors rather than shareholders.

                                   Properties

FSB Bank conducts its operations from its main office facility located at 102 Main Street in Francisco, Indiana 47659. The building which houses FSB Bank's main office, which was completed in 1926, is owned by FSB Bank and is a two-story brick facility containing approximately 2,700 square feet, all of which is occupied by FSB Bank. The facility also houses a drive-up banking facility, as well as a drive-up ATM.

FSB Bank also conducts  operations from a branch office facility  located at 231
W. Broadway in Princeton, Indiana. The building which houses this branch facility was completed in 1967, was purchased by FSB Bank in 1997, and is a two-story brick facility containing approximately 5,100 square feet, all of which is occupied by FSB Bank. The facility also houses a drive-up banking facility, as well as a drive-up ATM.

                        Description of FSB Capital Stock

General

FSB's authorized capital stock consists of: (a) 2,000,000 shares of no par value FSB Preferred Stock, of which no shares are issued or outstanding; and, (b) 3,000,000 shares of FSB Common Stock ($0.01 stated value), 49,000 shares of which are issued and 48,916 shares outstanding, with 84 shares held by the Company as Treasury Stock, at cost. FSB Common Stock was held by approximately 146 shareholders of record at January 31, 1998.

Market Price

FSB Common Stock is not traded on any established market, and there are no regularly published bid and asked quotations. To the best of the knowledge of FSB management, there were 23 sale transactions in 1996 involving 15,685 shares of FSB Common Stock, 3 sale transactions in 1997 involving 698 shares, and no sales transactions in 1998 prior to the date of this Prospectus/Proxy Statement. Included in the 1997 transactions was a re-purchase of 84 shares by FSB at $30.00 per share, which was designated as Treasury Stock.


Management of FSB has limited knowledge as to the prices at which such sales transactions occurred, but believes that most of such sales transactions occurred at the book value of FSB's Common Stock. The book value of a share of FSB Common Stock was $31.41 at September 30, 1995 (unaudited); $31.37 at September 30, 1996 (unaudited); $30.28 at September 30, 1997; and $30.15 at December 31, 1997.


Dividends

FSB historically has declared dividends on an annual basis in November. In December 1995 and January 1997, FSB paid cash dividends in the amount of $0.25 per share. FSB has agreed in the Reorganization Agreement not to declare or pay any other dividends without the prior written consent of GAB.

                        Stock Ownership of Management and
                          Principal Shareholders of FSB



     The following table sets forth the number of shares and percentage of FSB Common Stock beneficially owned at December 31, 1997 by each person known to be the beneficial owner of more than five percent of the outstanding FSB Common Stock, each Director of FSB, and all Directors and executive officers of FSB as a group. There are no beneficial owners of more than five percent of the outstanding FSB Common Stock who are not also Directors or officers.


NAME                                      NUMBER OF SHARES       PERCENTAGE


Michael B. McConnell                          808 (1)             2.0%

Glenn A. Young                                615 (2)             1.2%

Bobby J. Hill                                 331 (3)              *

John W. Wells                               3,331 (4)             7.0%

R.J. McConnell                              5,249 (5)            10.7%

Wynn W. Hopkins                                35                  *

Beverly A. Singleton                            3 (6)              *
                                           ------                -----

Directors and Officers
as a Group                                 10,372                20.9%

*Denotes stock ownership of less than 1%.

(1) Michael B. McConnell beneficially owns 727 shares and beneficially owns 81 shares with his spouse.
(2)  Glenn A. Young beneficially owns 615 shares with his spouse.
(3)  Bobby J. Hill beneficially owns 331 shares with his spouse.
(4)  John W. Wells beneficially owns 3,331 shares with his spouse.
(5) R.J. McConnell beneficially owns 4,107 shares and beneficially owns 1,142 with his spouse.
(6)  Beverly A. Singleton beneficially owns 3 shares with her spouse.

                       CSB BANCORP MANAGEMENT'S DISCUSSION
                       AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


Introduction

This financial analysis should be read in conjunction with the consolidated financial statements and accompanying notes. The information in this financial analysis explains certain significant financial matters over the past several years. The financial information included frequently compares current amounts to historical amounts. Financial information is presented on a consolidated basis including the subsidiary, Citizens State Bank of Petersburg (the "Bank"), and the parent company, CSB Bancorp ("CSB"). This analysis should be read in conjunction with the separate historical financial statements of CSB and notes thereto included elsewhere in the Prospectus/Proxy Statement.

Business of CSB

CSB is a one-bank holding company which conducts no direct business activities. All business activities are performed by the Bank.

The Bank provides a full range of banking services to individuals, agricultural businesses, commercial businesses and light industries located in its service area. It maintains a diversified loan portfolio, including loans to individuals for home mortgages, automobiles and personal expenditures, and loans to business enterprises for current operations and expansion. The Bank offers a variety of deposit vehicles, including checking, savings, individual retirement accounts and certificates of deposit.

The principal source of revenue for CSB and the Bank is interest and fees on loans. The Bank's results of operations depend primarily on the level of its net interest income and other operating income and operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively. The Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, and actions of regulatory authorities. On a consolidated basis, interest and fees on loans accounted for 76.08% of CSB's total income (comprised of interest income and other income) in 1997, 75.11% in 1996, and 76.52% in 1995. The principal markets for the Bank's financial services are the Petersburg community and the surrounding communities of Pike County. CSB and the Bank serve these markets through two offices located in Petersburg.

CSB and the Bank employ approximately 25 persons on a full-time equivalent basis.

FINANCIAL CONDITION

Comparison of December 31, 1997 to December 31, 1996.


Total assets were $77,011,000 as of December 31, 1997 and $74,346,000 as of December 31, 1996, an increase of $2,665,000, or 3.58%. Shareholders' equity decreased approximately $120,000 or 1.25%, from $8,867,000 at December 31, 1996 to $8,747,000 at December 31, 1997. The decrease in shareholders' equity was the result of earnings, less the impact of cash dividends paid on common shares.


Loans increased  $3,609,000 or 8.35%,  from  $43,245,000 at December 31, 1996 to
$46,854,000 at December 31, 1997. Real estate loans for single family houses increased by $1,609,000, primarily due to customer demand, while consumer loans rose $2,667,000 due to increased financing needs relating to vehicle sales.

Total deposits increased $2,738,000 or 4.26%, from $64,347,000 at December 31, 1996 to $67,085,000 at December 31, 1997. The increase in deposits was primarily the result of an increase in time deposits. Management attributes growth in time deposits to customer preferences for higher yielding instruments of deposit as opposed to the liquidity afforded lower yielding transactional accounts. The Bank's pricing of time deposits is consistent with that of its competitors.

RESULTS OF OPERATIONS

Comparison of Twelve Months Ended December 31, 1997 to December 31, 1996.


General. CSB reported net income of $310,000 for 1997, a decrease of $417,000, or 57.36%, from the $727,000 reported for the same period of 1996. Return on average shareholders' equity for 1997 was 3.50% compared to 8.22% for 1996. For the twelve months ended December 31, 1997, return on average assets was 0.63% compared to 1.00% for the same period in 1996.


Net Interest Income. Net interest income is the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Changes in the mix and volume of assets and liabilities, and the yields and rates earned or paid, have a major impact on earnings. Table 1 shows average balances and rates. The level of net interest income achieved is also influenced by market rates of interest, the financial strength of loan customers and the federal government's monetary policies. Interest income represented 94.78% and 95.76% of total income for 1997 and 1996, respectively.

For the twelve months ended December 31, 1997, total interest income was $5,854,000, an increase of $202,000 from $5,652,000 for one year earlier. Total interest expense increased from $2,799,000 for 1996 to $2,921,000 for 1997. As a result, net interest income increased $80,000 from $2,853,000 for 1996 to $2,933,000 for the twelve months ended December 31, 1997, as shown in Table 1.

Interest Income. On a fully taxable-equivalent basis (whereby tax-exempt income is adjusted to be comparable to income from taxable investments), as shown in Table 1, total interest income increased by $224,000 or 3.91% for 1997 compared to 1996. The increase is primarily due to a $3,035,000 or 4.51%, increase in average outstanding interest-earning assets ($70,400,000 for 1997 versus $67,365,000 for 1996). This increase is partially offset by a 0.05% decrease in average interest rates from 8.51% in 1996 to 8.46% in 1997. The average interest rate for loans decreased from 9.97% in 1996 to 9.49% in 1997. The decrease in the average interest rate for loans is a direct result of market rate competition; the majority of the Bank's loan portfolio rates are tied to the prime rate. This rate decrease was offset by average loan growth of residential, nonfarm nonresidential and multi-family real estate and consumer loan portions of the portfolio. Average interest rates for securities increased from 6.55% in 1996 to 6.94% in 1997, largely due to the purchase of higher-rate securities as lower rate securities matured and were replaced. The effect of this rate increase was supplemented by the effect of increased average outstanding balances resulting in an increase in interest income on securities of 24.17% from 1996 to 1997. The average balance outstanding for federal funds sold decreased by 19.18% from $10,506,000 in 1996 to $8,491,000 in 1997. The average interest rate increased from 4.66% in 1996 to 5.77% in 1997 as a result of the increase in rates paid for federal funds sold.

Interest Expense. As shown in Table 1, increases in total interest expense are primarily attributable to the increases in the average outstanding balances of interest-bearing liabilities and by the marginally higher average interest rates. Interest expense on deposits increased as a result of changes in deposit mix and greater reliance on higher priced time deposits to fund loan growth. The average outstanding balance of time certificates of deposits increased $2,479,000, or 5.81%, form $42,695,000 in 1996 to $45,174,000 in 1997.
Additionally, the rates paid on these deposits were essentially flat at 5.63% and 5.64% in 1997 and 1996, respectively. Interest rates paid on interest-bearing demand deposits and savings accounts decreased from 2.74% in 1996 to 2.50% for 1997. Interest expense on securities sold under agreements to repurchase increased slightly. The increase in rates paid, from 3.57% for 1996 to 5.41% for the same period of 1997, was offset by a 24.49% decrease in the average balance from $392,000 in 1996 to $296,000 for 1997.

The Bank is unable to predict the impact on future earnings of interest rates changes due to uncertainties regarding economic conditions in 1998 and beyond. The Bank expects rates on deposits to remain stable or fall due to market interest rate changes. As discussed in the Asset/Liability Management section of this financial review, the Bank attempts to manage the structure (i.e., categories and maturities) of the balance sheet to minimize the effects of interest rate fluctuations. The Bank's net interest margin (net interest income divided by total earning assets) decreased from 4.36% in 1996 to 4.31% in 1997, and the interest spread (average rate earned minus average rate paid) also decreased from 3.60% to 3.56% in the same period. While it is difficult to predict 1998 interest rates, it is anticipated that rates will remain stable through most of the year.


Provision and Allowance or Loan Losses. The provision for loan losses reflects management's judgment of the cost associated with the credit risk inherent in the loan portfolio. The provision is determined through management's assessment of the quality of the loan portfolio, current as well as future economic factors, and the volume of loans outstanding. Provision amounts from year-to-year are also affected by the level of net charge-offs and management's allowance for loan losses is shown in Table 8. The provision for loan losses at December 31, 1997 was $808,000, an increase of $673,000 over the $135,000 provision for 1996. Net charge-offs for 1997 was $263,000 versus $178,000 for 1996. The increase in charge-offs was due to substantial loan growth in 1997 and implementation of a more aggressive charge-off approach for loans past due.

At December 31, 1997, the allowance for loan losses amounted to $1,161,000, or 2.48%, of total loans outstanding, compared to $616,000, or 1.42% of total loans at December 31, 1996. The allowance is maintained in consideration of the perceived credit risk in the loan portfolio. Management's determination of the adequacy of the allowance for loan losses is based upon a continuing review of the loan portfolio which includes past loan loss experience, current economic conditions, loan volume, composition of the loan portfolio and additional factors. The $545,000 increase in the allowance for loan losses from 1996 to 1997 is primarily attributable to an additional $600,000 provision made to reflect a more conservative management methodology in determining the amount of the allowance for loan losses and review of classified loans during recent examination which will result in losses of $383,000 during the second quarter of 1998. Although recoveries seem possible, the more conservative approach seems acceptable.


Non-performing loans increased by $99,000 or 14.16% from $699,000 at December 31, 1996 to $799,000 at December 31, 1997, as shown in Table 7. Generally, the accrual of interest income on a loan is suspended when the loan becomes 90 days past due, unless the loan is fully secured and is in the process of collection. A restructured loan is generally one that is accruing interest, but on which concessions in terms have been granted as a result of deterioration in the financial condition of the borrower. Management believes that the allowance for loan losses is adequate at December 31, 1997 based upon its analysis of loss potential. The Bank's policy is to maintain an allowance sufficient to cover expected losses based on its analysis of the loan portfolio and at a reasonable level considering historical net charge-offs for the Bank. However, the Bank does expect the level of net charge-offs to increase in the future as a result of planned loan growth and changes in the loan mix within the portfolio.

At December 31, 1997 the Bank had one concentration greater than 10% of the total loans outstanding. Outstanding loans to agricultural enterprises totaled $7,311,000 or 15.60% of total loans.

Noninterest Income. Noninterest income primarily consists of fees for services and products. Income related to service charges on deposit accounts consists of fees for demand deposit accounts, overdraft and non-sufficient fund charges, and other transaction fees. Total income from service charges on deposit accounts was $162,000 for 1997 compared to $149,000 for the same period in 1996. The increase is primarily due to an increase in the Bank's per item overdraft fee.

The remaining category of noninterest income is derived from services that include fees for safe deposit box rentals, travelers check sales and other miscellaneous categories. Other income was $161,000 for 1997, a $59,000 or 57.84% increase from $102,000 in the same period of 1996. The increase was primarily due to income derived from Internet fees and coop comfort servicing.

Due  to  the  variety  of  income  sources   included  in  noninterest   income,
fluctuations in the level of income occur from year to year. No other individual component of this category is significant during the years ended 1997 or 1996.

Noninterest Expense. Noninterest expense increased $157,000 or 8.27% from $1,898,000 in 1996 to $2,055,000 in 1997. No change in any individual component of this category was significant.


Income Taxes. The effective income tax rate for 1997 was 20.92% versus 32.12% for the same period one year earlier. The decrease in income taxes for 1997 is primarily attributable to decreased pre-tax earnings.

FINANCIAL CONDITION

Comparison of December 31, 1996 to 1995

Total assets increased to $74,346,000 as of December 31, 1996 from $67,874,000 as of December 31, 1995, an increase of $6,472,000, or 9.54%. Shareholders' equity increased approximately $271,000, or 3.15%, to $8,867,000 at December 31, 1996 from $8,596,000 at December 31, 1995. The increase in shareholders' equity was the result of earnings, less the impact of cash dividends paid on common shares.

Loans decreased  $569,000,  or 1.30%,  from  $43,814,000 at December 31, 1995 to
$43,245,000 at December 31, 1996. Real estate loans decreased by $828,000 and commercial loans increased $55,000, primarily due to customer demand. Consumer loans increased $204,000 primarily due to increased financing needs relating to vehicle sales.

Total deposits increased $5,571,000, or 9.48%, from $58,776,000 at December 31, 1995 to $64,347,000 at December 31, 1996. The increase in deposits was primarily the result of an increase in time deposits. Management attributes growth in time deposits to customer preferences for higher yielding instruments of deposit as opposed to the liquidity afforded lower yielding transactional accounts. The Bank's pricing of time deposits is consistent with that of its competitors.

RESULTS OF OPERATIONS

Comparison of 1996 to 1995

General. CSB reported net income of $727,000 in 1996, an increase of $9,000, or 1.25%, from 1995 net income of $718,000. Return on average shareholders' equity for 1996 was 8.22% compared to 8.41% for 1995. The 1996 return on average assets was 1.00% compared to 1.08% for 1995.


Net Interest Income. For the year ended December 31, 1996, total interest income was $5,652,000, an increase of $430,000, or 8.23%, from $5,222,000 for 1995.
Total interest expense increased $300,000 from $2,499,000 in 1995 to $2,799,000 in 1996. As a result, net interest income increased $130,000 from $2,723,000 in 1995 to $2,853,000 in 1996, as shown in Table 1.

Interest Income. On a fully taxable-equivalent basis, total interest income increased by $432,000 from 1996 to 1995. This increase was due to a $5,059,000 increase in average outstanding earning assets ($67,365,000 for 1996 and $62,306,000 for 1995) and an increase in average interest rates (8.39% for 1996 and 8.38% for 1995), as depicted in Table 1 and Table 2. Average interest rates for securities decreased from 6.68% in 1995 to 6.55% in 1996, largely due to the maturity of higher-rate securities. The effect of this rate change was offset by the effect of reduced average outstanding balances, resulting in a nominal decrease in interest income on securities. The average balance outstanding for short-term investments increased by 97.74% from $5,313,000 in 1995 to $10,506,000 in 1996. The average interest rate for short-term investments decreased from 4.99% in 1995 to 4.66% in 1996 as a result of the decrease in rates paid for federal funds sold in 1996 over 1995.

Interest Expense. Table 1 depicts average balances and rates, and Table 2 shows the dollar effect of volume and rate changes. Interest on deposits increased as a result of changes in deposit mix and greater reliance on higher priced time deposits to fund loan growth. The average outstanding balance of time certificates of deposits increased $3,941,000, or 10.17%. Additionally, the rates paid on these deposits increased as well from 5.50% in 1995 to 5.63% in 1996. Interest rates paid on interest-bearing demand deposits and savings accounts also increased from 2.68% in 1995 to 2.74% in 1996. Consistent with other institutions, the Bank was forced to increase the rates offered on deposit products as increased yields on other investment vehicles drew customer funds away from the Bank.


Provision and Allowance for Loan Losses. The provision for loan losses for 1996 was $135,000, an increase of $87,000 over the 1995 provision of $48,000. As depicted in Table 8, the Bank experienced net charge-offs of $178,000 in 1996 and net charge-offs of $112,000 in 1995, a change of $66,000.

At December 31, 1996, the allowance for loan losses amounted to $616,000, or 1.42%, of total loans outstanding as compared to $659,000, or 1.50%, of total loans at December 31, 1995. Since the level of non-accrual, past due and restructured loans decreased from the prior year, the allowance for loan losses was decreased in 1996 considering historical net charge-offs for the Bank and the industry as a whole.

Noninterest Income. Total income from service charges on deposit accounts was $149,000 for 1996 compared to $146,000 for 1995, changing only slightly. Other income was $102,000 for 1996, a $22,000, or 17.74%, decrease from the 1995 level of $124,000. The decrease was primarily due to a decline in trust fees from 1995. No other individual component of this category was significant during 1996 or 1995.

Noninterest Expense. Salaries and employee benefits, totaling $932,000 for 1996, remained consistent with the 1995 amount of $936,000, changing only slightly due to employee changes at different salary levels. The FDIC assessment decreased $64,000 during 1996 to $2,000 compared to $66,000 in 1995. This is due primarily to the Bank Insurance Fund ("BIF") of the FDIC meeting the legally mandated reserve level.

Income Taxes. The effective income tax rate for 1996 was 32.12% which is compared to 32.05% effective rate for 1995, changing only slightly.

ASSET/LIABILITY MANAGEMENT

Asset/Liability management involves developing, implementing and monitoring strategies to maintain sufficient liquidity, maximize net interest income and minimize the impact significant fluctuations in market interest rates have on earnings. The Asset/Liability Committee of the Bank is responsible for managing this process. Much of this committee's efforts are focused on minimizing the Bank's sensitivity to changes in interest rates. One method of gauging sensitivity is by a static gap analysis.


As seen in Table 12, the Bank had a cumulative liability gap position of $12,809,000 within the one-year time frame. This position suggests that if market interest rates decline in the next 12 months, the Bank has the potential to earn more net interest income. A limitation of the traditional static gap analysis, however, is that it does not consider the timing or magnitude of noncontractual repricing. In addition, the static gap analysis treats demand and savings accounts as repriceable within 30 days, while experience suggests that these categories of deposits are actually comparatively resistant to rate sensitivity. Although the static gap sensitivity varies from time frame to time frame, management has the ability to adjust rates on deposit accounts in an effort to achieve a neutral interest sensitivity position within the intermediate term.


LIQUIDITY

Liquidity is generally defined as the ability to meet cash flow requirements. CSB manages liquidity at two levels, the parent company and its subsidiary, the Bank. CSB's primary cash requirement is to pay dividends to CSB's shareholders. Its primary source of funds is dividends received from the Bank.


The Bank's primary liquidity consideration is to meet the cash flow needs of its customers, such as borrowings and deposit withdrawals. To meet cash flow requirements, sufficient sources of liquid funds must be available. These sources include short-term investments; repayments and maturities of loans and securities; sales of assets; growth in deposits and other liabilities; and bank profits. At December 31, 1997, the Bank had $8,500,000 in federal funds sold. In addition, approximately $1,294,000 of securities were scheduled to mature within one year. Principal reductions received on loans also provide a continual stream of cash flows. Another source of liquid funds is net cash provided from operating activities, which provided approximately $905,000 of cash in 1997. Finally, as a member of the Federal Home Loan Bank of Indianapolis, the Bank can access advances under a borrowing agreement. At December 31, 1997, the Bank had no borrowings with the FHLB. Also, as a member of the Federal Reserve Bank of St. Louis, the Bank can borrow from the federal discount window, as provided.


CAPITAL RESOURCES

Management believes a strong capital position is paramount to its continued profitability and continued depositor and investor confidence. It also enables the Bank flexibility to take advantage of expansion opportunities and to accommodate larger commercial loan customers. Regulators have established "risk based" capital guidelines for banks and bank holding companies. Under the guidelines, minimum capital levels are based on the perceived risk in asset categories and certain off-balance-sheet items, such as loan commitments and standby letters of credit. Management monitors its capital levels to comply with regulatory requirements. The Bank's capital ratios were well in excess of regulatory standards for classification as "well capitalized" and approximated the capital ratios of CSB as depicted in Table 11. Being considered "well capitalized" is one condition for assessing the federal deposit insurance premium at the lowest available rate.

IMPACT OF INFLATION

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of CSB's operations. Nearly all the assets and liabilities of CSB are financial, unlike most industrial companies. As a result, performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. CSB's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities in its asset/liability management may tend to minimize the effect of changes in interest rates on it's performance. Changes in interest rates do not necessarily move to the same extent as do changes in the prices of goods and services.

                              CSB Bancorp
                          Rate Volume Analysis
                                Table 1
                         (Dollars in thousands)


                                                               December 31,
                                        ---------------------------------------------------------------------------------------
                                                   1997                          1996                           1995
                                        Average             Average     Average           Average      Average          Average
ASSETS                                  Balance  Interest     Rate      Balance Interest    Rate       Balance Interest    Rate
                                        ---------------------------------------------------------------------------------------
Interest-earning assets:
Interest-earning deposits               $ 2,099   $  119     5.67%     $ 1,299  $   80     6.16%      $ 1,399  $   79     5.65%
Federal funds sold                        8,491      490     5.77%      10,506     490     4.66%        5,313     265     4.99%
Investment securities (taxable)           8,125      592     7.29%       7,351     481     6.54%        8,127     521     6.41%
Investment securities (tax-exempt)        4,749      199     4.19%       3,646     158     4.33%        3,157     154     4.88%
Loans (net of unearned income) (1)       46,936    4,454     9.49%      44,563   4,443     9.97%       44,310   4,203     9.49%
                                        ----------------                ------------------             ---------------
Total interest earning assets           $70,400   $5,854     8.32%     $67,365  $5,652     8.39%      $62,306  $5,222     8.38%
                                                  ================              ================               ===============
Non-earning assets:
Cash and due from banks                 $ 3,949                        $ 3,457                        $ 2,482
Other non-earning assets                  2,235                          2,243                          2,290
Allowance for loan losses                  (613)                          (628)                          (692)
                                        -------                        -------                        -------
    Total Assets                        $75,971                        $72,437                        $66,386
                                        =======                        =======                        =======
LIABILITIES
Interest-bearing liabilities:
Transaction accounts                    $ 9,900   $  246     2.48%     $ 9,490  $  260     2.74%      $ 9,361  $  246     2.63%
Savings deposits                          4,295      110     2.56%       4,431     121     2.73%        4,389     123     2.80%
Time deposits                            45,174    2,549     5.64%      42,695   2,404     5.63%       38,754   2,130     5.50%
Repurchase agreements                       296       16     5.41%         392      14     3.57%            -       -        -
                                        ----------------               -------------------------      -------------------------
Total interest-bearing liabilities      $59,665   $2,921     4.90%     $57,008  $2,799     4.91%      $52,504  $2,499     4.76%
                                                  ================              ===============                ===============

Non-interest bearing liabilities:
Demand deposits                         $ 6,576                        $ 6,090                        $ 4,939
Other liabilities                           587                            491                            406
Stockholders' equity                      9,143                          8,848                          8,537
                                        -------                        -------                        -------
    Total Liabilities and
      Stockholders' equity              $75,971                        $72,437                        $66,386
                                        =======                        =======                        =======

Net interest income                               $2,933                        $2,853                         $2,723
                                                  ======                        ======                         ======
Net interest spread                                          3.42%                         3.48%                          3.62%
                                                             =====                         =====                          =====
Net interest margin                                          4.17%                         4.24%                          4.37%
                                                             =====                         =====                          =====
Tax equivalent data: (2)
    Tax equivalent adjustment                        103                            81                             79
                                                  ======                        ======                         ======
Adjusted net interest income                      $3,036                        $2,934                         $2,802
                                                  ======                        ======                         ======

Net interest spread                                          3.56%                         3.60%                          3.75%
                                                             =====                         =====                          =====
Net interest margin                                          4.31%                         4.36%                          4.50%
                                                             =====                         =====                          =====

(1) Average total loans include non-accrual loans and loan income includes loan fee income on loans held in the portfolio.

(2) Tax-equivalent adjustment is computed using 34% statutory tax rate for all periods presented.

                             CSB Bancorp
                          Rate Volume Analysis
                                Table 2

The effect on CSB Bancorp's interest income (on a fully-taxable equivalent basis) and interest expense due to the changes in volume and average rates for the periods indicated are shown below (in thousands):

                                                      1997-1996
                                               ----------------------
                                                       Change  Change
                                               Total   Due To  Due To
                                               Change  Volume   Rate
                                               ----------------------
ASSETS
Interest-earning assets:
Interest-earning deposits                       $ 39     $46    $ (7)
Federal Funds Sold                                 0    (104)    104
Investment Securities (taxable)                  111      53      58
Investment Securities (tax-exempt)                63      70      (7)
Loans (net of unearned income)                    11     231    (220)
                                               ----------------------
    Total interest-earning assets               $224    $296    $(72)
                                               ======================

Interest Bearing Liabilities:
Transaction accounts                            ($14)    $11    $ 25
Savings deposits                                 (11)     (4)     (7)
Time deposits                                    145     140       5
Repurchase agreements                              2      (4)      6
                                               ----------------------
    Total interest-bearing liabilities          $122    $143    $ 21
                                               ======================
Net interest income                             $102    $153    $ 51
                                               ======================



                                                      1996-1995
                                               ----------------------
                                                       Change  Change
                                               Total   Due To  Due To
                                               Change  Volume   Rate
                                               ----------------------
ASSETS
Interest-earning assets:
Interest-earning deposits                       $  1     ($6)   $  7
Federal Funds Sold                               225     259     (34)
Investment Securities (taxable)                  (40)    (50)     10
Investment Securities (tax-exempt)                 6      36     (30)
Loans (net of unearned income)                   240      24     216
                                               ----------------------
    Total interest-earning assets               $432    $264    $168
                                               ======================


LIABILITIES
Interest Bearing Liabilities:
Transaction accounts                            $ 14    $  3    $ 11
Savings deposits                                  (2)      1      (3)
Time deposits                                    274     217      57
                                               ----------------------
Repurchase agreements                             14       0      14
                                               ----------------------
    Total interest-bearing liabilities          $300    $221    $ 79
                                               ======================
Net interest income                             $132    $ 43    $ 89
                                               ======================


The change in interest due both to rate and volume has been allocated proportionately to volume variances and rate variances based on the relationship of the absolute dollar change in each.

                              CSB Bancorp
                          INVESTMENT PORTFOLIO
                         (Dollars in thousands)


Book Value - Table 3


                                                   December 31,
                                    ------------------------------------
                                    1997    1996    1995    1994    1993

U.S. Treasury and agencies        $ 6,527  $7,215  $7,257  $8,213  $6,922
State and political subdivisions    4,884   4,064   3,512   3,456   3,018
Other securities                      558     539     731     831     831
                                  ---------------------------------------
  Total Investments               $11,969 $11,818 $11,500 $12,500 $10,771
                                  =======================================

Excluding those holdings in the investment security portfolio of U.S. Treasury and U.S. Government agency and corporation securities and various projects notes fully-guaranteed by the U.S. Government, there were no investments in securities of any one issuer which exceeded 10% of shareholders' equity at December 31, 1997.



Maturities - Table 4


Table 4 sets forth the schedule of maturities and weighted average interest rates of securities as of December 31, 1997 (in thousands):

                                            December 31, 1997
                               ------------------------------------------
                               1 Year      1-5     5-10   After
                               or less    Years   Years  10 Years  Total
                               ------------------------------------------
U.S. Treasury and agencies      $  400    $3,597  $1,776  $  754  $ 6,527
State and political
 subdivisions(1)                   694     1,193   1,972   1,025    4,884
Other securities                   200         0       0     358      558
                               ------------------------------------------
  Total Investments             $1,294    $4,790  $3,748  $2,137  $11,969
                               ==========================================
Weighted average yield            6.91%     6.54%   7.24%   7.38%
                               ==========================================




(1) The yields on tax-exempt obligations have computed on a fully-taxable equivalent basis using a marginal federal tax rate of 34%.

                              CSB Bancorp
                         Loan Portfolio Summary
                                Table 5
                         (Dollars in thousands)


                                            December 31,
                         ------------------------------------------------
                          1997     %       1996     %       1995     %
                        -------------------------------------------------
Commercial loans        $11,406  24.34%  $12,165  28.13%  $12,110  27.64%
Real estate loans        21,890  46.72%   20,189  46.69%   21,017  47.97%
Installment loans        13,558  28.94%   10,891  25.18%   10,687  24.39%
                        -------------------------------------------------
   Total Loans          $46,854 100.00%  $43,245 100.00%  $43,814 100.00%
                        =================================================



                                      December 31,
                        ----------------------------------
                          1994     %       1993     %
                        ----------------------------------
Commercial loans        $12,277  28.87%  $12,069  29.82%
Real estate loans        20,802  48.91%   20,079  49.62%
Installment loans         9,452  22.22%    8,319  20.56%
                        ----------------------------------
   Total Loans          $42,531 100.00%  $40,467 100.00%
                        ==================================


As of December 31, 1997, the Bank had one concentration of credit greater than 10% of the total loans outstanding: Agricultural enterprises outstanding loans totaled $7,311,000 or 15.60% of total loans.


   Maturities and Sensitivities of Loans to Changes in Interest Rates
                                Table 6
                         (Dollars in thousands)

                                 December 31, 1997
                         ---------------------------------
                         1 Year     1-5    After
                         or less   Years   5 Years  Total
                         ---------------------------------
Fixed rate loans         $ 8,545  $11,857  $3,924  $24,326
Adjustable rate loans     14,168    8,148     212   22,528
                         ---------------------------------
                         $22,713  $20,005  $4,136  $46,854
                         =================================

                              CSB Bancorp
                          Non-Performing Loans
                                Table 7
                         (Dollars in thousands)

Nonperforming loans include loans on which interest is not being accrued and accruing loans contractually past due ninety days or more as to interest or principal payments.


                                                                      December 31,
                                                    -------------------------------------------------
                                                      1997      1996      1995      1994      1993
                                                    -------------------------------------------------
Non-accrual loans                                   $   676   $   633   $   798   $   390   $   706
Accruing loans contractually past due 90 or more        122        66        64        25        34
                                                    -------------------------------------------------
        Total non-performing loans                  $   798   $   699   $   862   $   415   $   740
                                                    =================================================

Non-performing loans as a percent of total loans       1.70%     1.62%     1.97%     0.98%     1.83%

Non-performing loans as a percent of total assets      1.04%     0.94%     1.27%     0.65%     1.16%

Total Loans                                         $46,854   $43,245   $43,814   $42,531   $40,467

Total Assets                                        $77,011   $74,346   $67,874   $63,660   $63,549


Loans are placed on non-accrual status when, in the opinion of management, the collectibility of principal and interest is considered doubtful or when the payment of interest and principal is 90 days past due, unless the loans are both well secured and in the process of collection. Additional interest that would have been earned in 1997 had the loans classified as non-accrual remained at original terms is immaterial.


As of December 31, 1997, there are no loans which are not included in the above nonperforming loan total for which management had serious doubt as to the ability of the borrowers to comply with the present repayment terms.

                              CSB Bancorp
                       Allowance for Loan Losses
                                Table 8
                         (Dollars in thousands)

A provision is credited monthly to an allowance for loan losses which is maintained at a level considered by management to be adequate to absorb possible future loan losses inherent in the current portfolio. During each quarter, management determines the level of provision necessary for an adequate allowance. Factors considered in assessing the adequacy of the allowance for loan losses include changes in the volume of the loan portfolio, past loan loss experience, existing and anticipated economic conditions, and other factors which may deserve current recognition in estimating possible future loan losses.



                                                          December 31,
                                     --------------------------------------------------
                                        1997       1996      1995      1994      1993
                                     --------------------------------------------------
Beginning Balance                      $   616   $   659   $   723   $   742   $   671

Loans charged off:
   Commercial loans                         86       108        55        48        31
   Real estate loans                         -        26         -        12        35
   Installment loans                       262        64       127       110        65
                                       -------------------------------------------------
      Total Charge Offs                    348       198       182       170       131
                                       -------------------------------------------------

Recoveries of charged-off loans:
   Commercial loans                         16         7         5       103        22
   Real estate loans                        41         -        22         9         1
   Installment loans                        28        13        43        14        24
                                       -------   -------   -------   -------   -------
      Total Recoveries                      85        20        70       126        47
                                       -------   -------   -------   -------   -------
Net Charge offs (recoveries)               263       178       112        44        84
Provision charged to operations            808       135        48        25       155
                                       -------   -------   -------   -------   -------
      Ending Balance                   $ 1,161   $   616   $   659   $   723   $   742
                                       =======   =======   =======   =======   =======

Allowance as a percent of total loans     2.48%     1.42%     1.50%     1.70%     1.83%

Net charged-off loans to average loans    0.56%     0.40%     0.25%     0.11%     0.21%

Allowance as a percent of
   non-performing loans                 145.49%    88.13%    76.45%   174.22%   100.27%

Total loans                            $46,854   $43,245   $43,814   $42,531   $40,467

Total non-performing loans             $   798   $   699   $   862   $   415   $   740


                              CSB Bancorp
              Allocation of the Allowance for Loan Losses
                                Table 9
                         (Dollars in thousands)

The following schedule sets forth managements's allocation of the allowance for loan losses by loan type. This allowance allocation is neccessarily judgmental and is based upon current economic conditions (in general and with respect to certain customers or industries), past loss experience, the volume of each loan category and its respective past due history and other factors. Since these factors are subject to change, the following allocation is not necessarily indicative of the breakdown of future loan losses. The amounts indicated for each loan type include amounts allocated for specific loans as well as a general allocation.



                                                       December 31,
                    --------------------------------------------------------------------------------
                    1997     %       1996     %      1995     %       1994     %       1993     %
                    --------------------------------------------------------------------------------
Commercial loans    $  350   30.18%    $178   28.90%   $184   27.92%    $204   28.22%    $212   28.57%
Real estate loans      130   11.20%      66   10.71%     83   12.59%      86   11.89%      85   11.46%
Installment loans      681   58.62%     372   60.39%    392   59.48%     433   59.89%     445   59.97%
                    ---------------------------------------------------------------------------------
Total ALL           $1,161  100.00%    $616  100.00%   $659  100.00%    $723  100.00%    $742  100.00%
                    =================================================================================


                              CSB Bancorp
                            Deposit Summary
                                Table 10
                         (Dollars in thousands)


                                            December 31, 1997                December 31, 1996
                                       ----------------------------     -----------------------------
                                       Avg bal Avg rate  % Deposits     Avg bal Avg rate   % Deposits
                                       --------------------------------------------------------------
Non-interest bearing demand deposits   $ 6,576               9.97%      $ 6,090                9.71%

Interest bearing demand deposits         4,295    2.48%     15.02%        9,490    2.74%      15.13%

Savings deposits                        45,174    2.56%      6.51%        4,431    2.73%       7.07%

Time deposits                           65,945    5.64%     68.50%       42,695    5.63%      68.09%
                                       -------             ------       -------              ------
Average total deposits                 $66,001             100.00%      $62,706              100.00%
                                       ============================================================

                                             December 31, 1995                 December 31, 1994
                                       ----------------------------     -----------------------------
                                       Avg bal Avg rate  % Deposits     Avg bal Avg rate   % Deposits
                                       --------------------------------------------------------------
Non-interest bearing demand deposits   $ 4,939              8.60%       $ 5,296                9.26%

Interest bearing demand deposits         9,361    2.63%     16.30%       10,211    2.62%      17.86%

Savings deposits                         4,389    2.80%      7.64%        5,119    2.81%       8.95%

Time deposits                           38,754    5.50%     67.47%       36,554    4.66%      63.93%
                                       ------------------------------------------------------------
Average total deposits                 $57,443             100.00%      $57,180              100.00%
                                       ============================================================

                                             December 31, 1993
                                       -----------------------------
                                       Avg bal Avg rate  % Deposits
                                       -----------------------------
Non-interest bearing demand deposits   $ 6,780              11.88%

Interest bearing demand deposits        10,260    2.89%     17.98%

Savings deposits                         5,105    2.94%      8.95%

Time deposits                           34,923    4.55%     61.20%
                                       -----------------------------
Average total deposits                 $57,068             100.00%
                                       =============================


Time Certificates of Deposit of $100,000 or more
                                                      December 31,
                                                         1997
                                                       --------
1.)  Time deposits >= $100,000                          $11,786


2.)  3 months or less maturity                            4,383
     4-6 months maturity                                    958
     7-12 months maturity                                 3,337
     over 12 months                                       3,108
                                                       --------
                                                         11,786
                                                       ========

                              CSB Bancorp
                           Regulatory Capital
                                Table 11
                         (Dollars in thousands)



                                                  December 31,
                                        1997        1996           1995
                                   --------------------------------------
Total Assets                          $77,011     $74,346        $67,874
Risk-based Assets                      44,803      41,125         40,501
Tier I Capital                          8,725       8,867          8,596
Total Capital                           9,292       9,359          9,114

Leverage Ratio                          12.07       12.59          13.43
Tier I Risk-based Capital Ratio         19.47       21.56          21.22
Total Risk-based Capital Ratio          20.74       22.76          22.50

                              CSB Bancorp
                              GAP Position
                                Table 12


The schedule that follows illustrates CSB Bancorp's asset/liability
(gap) position as of December 31, 1997 (in thousands):

                                       Up to 3   4 to 12   1 to 2    After
                               Total   Months    Months    Years     2 Years
                               ---------------------------------------------
ASSETS
------
Loans                         $45,687  $10,140   $10,906   $ 1,752   $22,889
Securities                     14,573      676     2,143     2,703     9,048
Federal funds sold              8,500    8,500                             -
Other assets                    8,251                                  8,251
                              ----------------------------------------------
     Total assets             $77,011  $19,319   $13,049   $ 4,455   $40,188
                              ==============================================

LIABILITIES
-----------
Interest-bearing deposits     $58,817  $29,312   $15,241   $11,513   $ 2,741
Securities sold under
 agreements to repurchase         614      614
Other liabilities and
   equity                      17,580        -         -         -    17,580
                              ----------------------------------------------
     Total liabilities
        and equity            $77,011  $29,936   $15,241   $11,513   $20,321
                              ==============================================


Gap                                   ($10,617) ($2,192)  ($7,058)  $19,867

Cumulative gap                        ($10,617) ($12,809) ($19,867) $     -

Cumulative rate
   sensitive ratio                        0.65      0.72      0.65      1.00
                              ==============================================

                              CSB Bancorp
                      Return on Equity and Assets
                                Table 13


The following table sets forth, for the periods indicated, return on assets, return on equity, dividend payout and average equity to average asset ratio:



                                                     December 31,
                                    1997     1996    1995    1994    1993
                               --------------------------------------------
Return on assets                    0.41%     1.00%   1.08%   1.01%   0.94%

Return on equity                    3.52%     8.22%   8.41%   8.11%   7.78%

Dividend payout ratio             141.94%    60.52%  55.71%  50.91%  53.16%

Average equity to average assets   11.24%    12.21%  12.86%  12.40%  12.04%


                              CSB Bancorp
                  Selected Consolidated Financial Data
            (Dollar amounts in thousands, except share data)

The following table presents selected financial information for CSB Bancorp:


                                                            Year ended December 31,
                                          -----------------------------------------------------
                                                   1997     1996     1995     1994     1993
                                          -----------------------------------------------------
FOR THE PERIOD
  Interest Income                                 $5,854   $5,652   $5,222   $4,628   $4,526
  Interest Expense                                 2,921    2,799    2,499    2,116    2,035
  Net Interest Income                              2,933    2,853    2,723    2,512    2,491
  Provision for loan losses                          808      135       48       25      155
  Non-interest income                                322      250      270      302      206
  Non-interest expense                             2,055    1,898    1,889    1,824    1,722
  Income before income taxes                         392    1,070    1,056      965      820
  Net Income                                         310      727      718      660      611
PER COMMON SHARE
  Net Income                                       $1.94    $4.54    $4.49    $4.12    $3.82
  Cash dividends                                    2.75     2.75     2.50     2.10     2.03
  Weighted average shares (000)                      160      160      160      160      160
AT PERIOD-END
  Total loans                                    $46,854  $43,245  $43,814  $42,531  $40,467
  Earning assets                                  68,760   68,221   63,353   52,796   59,421
  Total assets                                    77,011   74,346   67,874   63,660   63,549
  Average total assets                            75,988   72,437   66,386   65,664   65,230
  Deposits                                        67,085   64,347   58,776   55,030   55,251
  Common shareholders' equity                      8,747    8,867    8,596    8,210    7,938
  Total shareholders' equity                       8,747    8,867    8,596    8,210    7,938
  Average shareholders' equity                     9,143    8,848    8,537    8,140    7,852
PERFORMANCE RATIOS
  Return on average total assets                    0.41     1.00     1.08     1.01     0.94
  Return on average common equity                   3.52     8.22     8.41     8.11     7.78
  Net overhead expense to average assets            2.70     2.28     2.44     2.32     2.32
  Net interest margin                               4.50%    4.36%    4.50%    4.25%    4.27%
CAPITAL RATIOS AT PERIOD-END
  Tangible equity to tangible assets               11.24%   11.90%   12.58%   12.79%   12.36%
  Tier 1 risk-adjusted capital                     19.47    21.56    21.22    21.25    20.34
  Total risk-adjusted capital                      20.74    22.76    22.50    22.51    21.60
  Dividend payout ratio                           141.94    60.52    55.71    51.03    53.16
ASSET QUALITY DATA
  Nonperforming loans                               $798     $699     $862     $415     $740
  Nonperforming assets                             1,040    1,025    1,399    1,074    1,450
  Allowance for loan losses                        1,161      616      659      723      742
  Nonperforming loans to period-end loans           1.70%    1.62%    1.97%    0.98%    1.83%
  Allowance for loan losses to nonperforming
    loans                                         145.49%   88.13%   76.45%  174.22%  100.27%
  Allowance for loan losses to period-end loans     2.48%    1.42%    1.50%    1.70%    1.83%


                FSB FINANCIAL CORPORATION MANAGEMENT'S DISCUSSION
                       AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


INTRODUCTION

FSB Financial Corporation is a state-chartered institution organized in 1994, which operates the FSB Bank (collectively referred to in this section as "FSB"). FSB operates a main office located in Francisco, Indiana and a branch office located in Princeton, Indiana. FSB offers a range of banking and financial services to individuals and businesses in Gibson County in Southwestern Indiana.

The following management's discussion and analysis is presented to provide information concerning FSB's financial condition and results of operations as of and for the fiscal years ended September 30, 1997 and 1996. This discussion and analysis should be read in conjunction with FSB's financial statements and related footnotes, which are presented in this document. Note that 1996 results are unaudited.

RESULTS OF OPERATIONS
COMPARISON OF 1997 TO 1996

NET LOSS
FSB incurred a $41,000 net loss for 1997, which represented a $25,000 or 60% decline from the $16,000 net loss incurred for 1996. The increased net loss in 1997 as compared to 1996 was primarily attributable to a $100,000 increase in non-interest expenses, which was somewhat offset by an increase of $62,000 in net interest income. $10,000 of the increase in expenses was attributable to merger related costs.

The table below presents the change in net income by major income statement components for 1997, on a taxable equivalent basis (dollars in thousands):

Net Interest Income                 $    62
Provision for Loan Losses               (10)
Non-interest Income                      16
Non-interest Expenses                  (100)
Income Taxes                              7
                                     ------
Change in Net Income                $ (  25)
                                         ==

NET INTEREST INCOME
Net interest income is the difference between interest and fees earned on loans and investments, and interest paid on interest bearing liabilities. It is the bank's principal source of income. In this discussion, net interest income is presented on a taxable equivalent basis -- that is, tax-exempt income earned on securities of state and political subdivisions has been increased to an amount that would have been earned on a taxable basis. This places taxable and non-taxable income on a more comparable basis and makes their comparison more meaningful.

                                             Change from Prior Period
                                             Year Ended September 30,
                                               (dollars in thousands)
                                                                    Change
                                     1997         1996          $            %
                                     ----         ----          -            -
Interest Income
    (taxable equivalent)            $1,163       $1,021         $142      13.9%
Interest Expense                       540          460           80      17.4
                                     -----        -----          ---
    Net Interest Income             $  623       $  561         $ 62      11.0%
                                      =====        =====          ===

In 1997, taxable equivalent net interest income of $623,000 increased by $62,000 or 11.0% from 1996. Net interest income, on a taxable equivalent basis, as a percentage of average earning assets was 4.41% for 1997. Management reviews the bank's Asset/Liability position on a regular basis in order to minimize inherent balance sheet interest rate risk. See management's discussion in the section entitled Liquidity, Interest Rate Risk Management and Inflation.

PROVISION FOR LOAN LOSSES
The provision for loan losses is a charge against income, to provide an allowance against which future losses will be charged as those losses are identified. FSB's management makes a quarterly evaluation of estimated losses and the adequacy of the allowance for loan losses. Management considers the allowance to be adequate to absorb estimated losses in the loan portfolio.

The provision for loan losses was $68,000 in 1997 versus $58,000 in 1996. The increase in the provision was the result of management's determination that a higher allowance for loan losses was prudent. There were no significant write-offs in 1997 or 1996.

NON-INTEREST INCOME
Non-interest income increased by $16,000 to $96,000 in 1997, over the 1996 total of $80,000. Non-interest income as a percentage of taxable equivalent net interest income also increased, to 15.4% in 1997 compared to 14.2% in 1996.

The primary source of non-interest income is service charges on deposit accounts, which increased by $9,000 to $78,000 in 1997, from $69,000 in 1996. The remaining increase in non-interest income of $7,000 was due to increases in commissions, ATM fees and dividends on FHLB stock. Non-interest income also includes exchange fees, safe deposit rental, and other miscellaneous charges. Securities gains were minimal in both years. FSB does not offer fiduciary services.

NON-INTEREST EXPENSES
The principal components of non-interest expense are salaries and employee benefits, occupancy and equipment, and data processing. The remaining components of non-interest expense are classified as other operating expenses and consist of supplies and telephone, directors' and professional fees, and other miscellaneous expenses.

Non-interest expenses were $683,000 in 1997, compared to $583,000 in 1996, an increase of $100,000. Salaries and Employee Benefits accounted for $61,000 of this increase, and professional fees increased $10,000 from 1996. Merger related expenses were $10,000 in 1997.

FSB's efficiency ratio, consisting of non-interest expenses as a percentage of the total of taxable equivalent net interest income and non-interest income (net operating income), was 95% in 1997 and 91% in 1996.

The following tables provide an analysis of the components of non-interest expense for 1997 and 1996:

                                             Non-interest Expenses
                                             (dollars in thousands)

                                    % to                  $ to
                         1997      Total       1996      Total           Change
                         ----      -----       ----      -----          -------
Salaries and
    Employee Benefits    $359        52%       $298        51%     $61       20%
Occupancy
    and Equipment          93        14          87        15        6        6
Data Processing            57         8          58        10       (1)      (2)
Other Operating           174        26         140        24       34       25
                          ---        --         ---        ---      --       --
   Non-Interest Expense  $683       100%       $583       100%    $100       17%
                          ===       ===         ===       ===      ===       ==

                                              Non-interest Expenses
                                             Stated as a % of Taxable
                                         Equivalent Net Operating Income
                                             (dollars in thousands)

                                                    1997           1996
                                                    ----           ----
Salaries and Employee Benefits                       50%           46%
Occupancy and Equipment                              13            14
Data Processing                                       8            9
Other Operating                                      24            22
                                                     --            --
    Non-Interest Expense                             95%           91%
                                                     ==            ==

INCOME TAX
The income tax benefit for 1997 was $10,000 compared to a $3,000 benefit for 1996. Income tax benefit as a percentage of net loss before taxes was 19% in 1997 and 18% in 1996.

FINANCIAL CONDITION

Comparison of September 30, 1997 to 1996

As of September 30, 1997 FSB's total assets increased $1,097,000 to $15,699,000 compared to $14,603,000 at September 30, 1996. The increase was primarily due to an increase in Federal Funds Sold and Premises and Equipment, offset by a decline in the investment portfolio.

Loans totaled $10,520,000 at September 30, 1997. This represents an increase of $126,000 over the September 30, 1996 balance of $10,394,000.

Total deposits at September 30, 1997 of $14,104,000 increased 12%, or $1,506,000 over the total of $12,598,000 at September 30, 1996. $810,000 of this increase occurred in certificates of deposits in denominations of $100,000 or more. At September 30, 1997 FSB had no outstanding balance in Federal Funds Purchased, a decrease of $375,000 from the previous year-end.

Shareholders' Equity totaled $1,481,000 or 9.4% of total assets at September 30, 1997. This represents a decrease of $56,000 from the September 30, 1996 balance of $1,537,000 which was 10.5% of total assets. This decrease is the result of:(a) a net loss for 1997 of $41,000; (b)payment of cash dividends of approximately $12,000; and, (c)repurchase of common stock of approximately $3,000.

USES OF FUNDS

MONEY MARKET INVESTMENTS
FSB's money market investments for the periods presented were comprised of federal funds sold and interest bearing deposits in other banks, and are used by FSB to meet lending requirements and normal liquidity needs. The balance of money market investments was $1,325,000 at September 30, 1997. This increase of $1,200,000 from the balance of $125,000 at September 30, 1996 was funded by a net increase of $1,131,000 in total deposits and federal funds purchased.

INVESTMENT SECURITIES
The investment securities portfolio is used as a means of investing funds over and above those needed for lending and liquidity requirements. Investment securities are primarily purchased with the intent and ability to hold until maturity. Approximately $300,000 in U.S. Treasury securities was held as available-for-sale at September 30, 1997 and 1996.

Investment  securities   held-to-maturity  declined  $643,000  during  1997,  to
$2,325,000 at September 30, 1997. This decline from the September 30, 1996 balance of $2,967,000 was primarily the result of scheduled maturities and calls prior to maturity of U.S. Government Agency and Mortgage-backed securities. $48,000 of these funds were re-invested in Federal Home Loan Bank stock. Approximately $600,000 of FSB's U.S. Government Agency securities are scheduled to mature in the fiscal year ending September 30, 1998.

The following tables present an analysis of investments and their maturity schedule as of September 30, 1997:

                                           Total Investments
                                       As of September 30, 1997
                                         (dollars in thousands)

                                                                 % to                                    % to
                                                       1997      Total                1996               Total
                                                       ----      -----                ----               -----

MONEY MARKET INVESTMENTS
    Federal Funds Sold                               $1,275        32%             $    75                  2%
    Interest Bearing Deposits                            50         2                   50                  2
                                                      -----                         ------              -----
                                                      1,325        34                  125                  4
                                                      -----        --               ------              -----

INVESTMENT SECURITIES
    U.S. Treasuries                                     300         7                  300                  9
    U.S. Government Agencies                            900        23                1,250                 37

                                      -93-




    State and political
       sub-divisions                                    585       15                    581               17
    Mortgage-backed securities                          840       21                  1,136               33
                                                      -----    -----                  -----               --
                                                      2,625       66                  3,267               96
                                                      =====    =====                  =====            =====

TOTAL INVESTMENTS

                                                                    Investment Maturity Schedule
                                                                      As of September 30, 1997
                                                                      (dollars in thousands)

                                                     Within      1 - 5                 > 5
                                                     1 Year      Years               Years             Total
                                                     ------      -----               -----             -----

Money Market Investments                             $1,325    $    --           $      --            $1,325
Investment Securities                                   880        460               1,285             2,625
                                                    -------       ----               -----             -----

TOTAL INVESTMENTS                                    $2,205       $460              $1,285            $3,950
                                                      =====        ===               =====             =====


LOANS
Total loans of $10,520,000 at September 30, 1997 represented an increase of $126,000 compared to September 30, 1996 balances of $10,394,000. This net increase resulted from an increase in real estate loans of $332,000 (8%), a decline in commercial loans of $122,000 (7%), and a decline in consumer loans of $86,000 (2%).

At September 30, 1997 the loan portfolio was comprised of real estate loans (43%), consumer loans (41%), and commercial loans (16%). Deferred loan costs were negligible. These relative percentages did not change significantly from September 30, 1996 balances. The percentage of loans to total assets and loans to deposits at September 30, 1997 declined from the prior year-end, due to an increase in cash equivalents and total deposits.

                                                                        Total Loans
                                                                      As of September 30,
                                                                    (dollars in thousands)
                                                                           % to                         % to
                                                                  1997     Total      1996              Total
                                                                  ----     -----      ----              -----

Commercial                                                $      1,662      16   $   1,784                17
Real Estate                                                      4,554      43       4,222                41
Consumer                                                         4,281      41       4,366                42
                                                                ------      ---      -----                --
                                                                10,497      100     10,372               100
Deferred Loan Costs                                                 23      -           22                 -
                                                               -------      --                            --


    TOTAL LOANS                                           $     10,520      100    $10,394               100
                                                                ======      ===     ======               ===
    LOANS TO TOTAL ASSETS                                          67%                 71%
                                                                   ===                 ===
    LOANS TO TOTAL DEPOSITS                                        75%                 82%
                                                                   ===                 ===

Approximately $3,800,000 of real estate loans were secured by 1-4 family housing at September 30, 1997 and approximately $985,000 of outstanding commercial loans were for agricultural purposes or secured by farmland. The majority of consumer loans were collateralized at year-end. Unfunded lines of credit were not significant.

SOURCES OF FUNDS
Comparison of September 30, 1997 to 1996

DEPOSITS
FSB's core deposits include demand deposits, regular savings accounts and certificates of deposit of less than $100,000. FSB relies on core deposits as the major source of funding for earning assets. Core deposits increased 6%, or $696,000 to $11,616,000 at September 30, 1997 compared to $10,920,000 at
September 30, 1996. Non-interest bearing demand deposits, a component of core deposits, increased 2% or $24,000 for the year ended September 30, 1997.

Certificates of deposits of $100,000 or more totaled $2,487,000 and $1,678,000 at September 30, 1997 and 1996, respectively; an increase of $810,000. Deposits in this category are generally considered more subject to periodic withdrawals than core deposits, and as such are generally not used as a permanent source of funding for loans.

OTHER FUNDING SOURCES
FSB's remaining funding source consists of federal funds purchased from other financial institutions, generally on an overnight basis. These borrowings represent an important source of temporary short-term liquidity for FSB.
FSB had no borrowings at September 30, 1997.

CAPITAL RESOURCES
Shareholders' Equity at September 30, 1997 declined $56,000 from the previous year-end, to $1,481,000. This decline resulted primarily from a net loss in 1997 of $41,000 following a net loss in 1996 of $16,000. Shareholders' Equity as a percentage of total assets declined to 9.4% at September 30, 1997 from 10.5% at September 30, 1996.

FSB paid cash dividends of approximately $12,000 in both 1997 and 1996. Due to FSB's recent net losses and certain Indiana state banking regulations, FSB is required to obtain prior regulatory approval before payment of future dividends.

Federal banking regulations provide guidelines for determining the capital adequacy of bank holding companies and banks. These guidelines provide a definition of core capital (Tier 1 capital) and assign a measure of risk to various categories of assets (risk-weighted assets). These guidelines require minimum levels of capital to be maintained in proportion to total risk-weighted assets and off-balance sheet exposures such as unfunded loan commitments.

The bank's Tier 1 capital consists solely of shareholders' equity. Tier 2 capital is defined as the allowance for loan losses up to 1.25% of gross risk-weighted assets. Total capital is the sum of Tier 1 and Tier 2 capital.

In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 requires federal regulatory agencies to define capital tiers. These tiers are: well-capitalized, adequately capitalized, under-capitalized, significantly under-capitalized, and critically under-capitalized. To be considered well-capitalized, an institution must achieve a Tier 2 Risk-based capital ratio of at least 6.0%, a total capital ratio of at least 10.0%, a leverage ratio of at least 5.0%, and not be under a capital directive order. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

FSB's Tier 1, Total Capital and leverage ratios at September 30, 1997 were 15.5%, 14.4% and 9.3%, respectively. All ratios exceeded minimum regulatory ratios for the definition of a well-capitalized institution.

At September 30, 1997 management is not aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have or are reasonably likely to have, a material impact on the Company's liquidity, capital resources or operations.

RISK MANAGEMENT

LENDING AND LOAN ADMINISTRATION
Primary responsibility and accountability for day-to-day lending activities rests with FSB's CEO and Vice President. These officers have the authority to extend credit based on guidelines approved by FSB's Board of Directors.
In the opinion of the Board, these officers possess the knowledge, judgement and experience necessary to administer lending activities of FSB.

FSB's Board of Directors holds regular meetings and special meetings, as needed, to review and approve lending activities and to review credit applications which, according to FSB's loan policy, require Board approval.
The Board reviews underperforming assets and watch list loans at quarterly intervals in order to monitor credit quality. The Board approves all charge-offs to the allowance for loan losses. Loans are charged-off when, in management's opinion, they are deemed uncollectible.

Underperforming assets consist of: a) non-accrual loans; b) accruing loans past due greater than 90 days; and c) restructured loans, which have been renegotiated to provide a reduction or deferral in interest and/or principal due to the impaired financial condition of the borrower. FSB's underperforming assets totaled $117,000 and $54,000 or 1.11% and 0.51% of total loans, at September 30, 1997 and 1996, respectively.

The Board of Directors formally evaluates the adequacy of the allowance for loan losses on a quarterly basis. This evaluation is based upon reviews of specific loans, loan categories, and historical loss experience, as well as current and projected conditions. FSB's provision to the Allowance for Loan Losses was $68,000 in 1997 and $58,000 in 1996. Net charge-offs reduced the Allowance for Loan Losses by $48,000 in 1997 and $18,000 in 1996. The balance of the Allowance for Loan Losses totaled $103,000 and $83,000 or 0.98% and 0.80% of total loans, at September 30, 1997 and 1996, respectively.

LIQUIDITY, INTEREST RATE RISK MANAGEMENT AND INFLATION
Management monitors the bank's liquidity requirements on a daily basis. Liquidity needs arise from loan demand and deposit withdrawals. The objective of liquidity management is to match available funds with anticipated funding needs. The investment portfolio is managed to help meet FSB's liquidity needs, as well as mitigate interest rate risk in FSB's loan and deposit portfolios.

Interest rate risk management seeks to minimize the risks to net interest income associated with the effect of potential changes in interest rates. These risks are mitigated by the appropriate positioning of interest-earning assets to interest-bearing liabilities, based on the periods in which they mature or reprice. In general, a position wherein interest sensitive assets are greater than interest sensitive liabilities in a given period is appropriate during periods of rising interest rates. In general, the inverse is true during periods of declining interest rates.

Since virtually all of FSB's assets and liabilities are monetary in nature, changes in interest rates may have a significant impact on the bank's performance. However, interest rates do not necessarily move in concert with, or in the same magnitude as, the general inflation rate or prices of other goods and services.

Management and the Board of Directors monitor FSB's interest rate risk position on a quarterly basis. An analysis of the bank's interest rate sensitivity position at September 30, 1997 is provided in the table below:

                                                                      INTEREST RATE SENSITIVITY
                                                                      As of September 30, 1997
                                                                      (dollars in thousands)

                                                            Under          1 - 5          Beyond
                                                            1 Year         Years          5 Yrs       Total
                                                            ------        ------          ------      ------

INTEREST EARNING ASSETS:
Federal Funds Sold                                      $      1,275        --           $    --     $  1,275
Interest Bearing Deposits                                         50        --                --           50
Investment Securities                                          1,489       409               727        2,625
Loans (net of unearned)                                        2,071     5,710             2,739       10,520
                                                               -----     -----             -----       ------

    RATE SENSITIVE ASSETS                  (RSA)        $     4,885$     6,119           $ 3,466     $ 14,470
                                                              -----      -----             -----       ------

INTEREST BEARING LIABILITIES:
Interest Bearing Demand                                 $     1,149         --           $    --     $  1,149
Savings and MMDA                                                200       1,961               --        2,161
Time Deposits                                                 4,732       4,276               --        9,008
                                                              -----       -----             -----      ------

    RATE SENSITIVE LIABILITIES (RSL)                    $     6,081$      6,237          $    --     $ 12,318
                                                                -----      -----              ---      ------

INTEREST SENSITIVITY GAP:
Current                                                       $(1,196)    $(118)            $3,466   $  2,152
                                                                =====      ====              =====      =====
Cumulative                                                    $(1,196)   $(1,314)           $2,152
                                                                =====      =====             =====

                            Cumulative RSA / RSL                   80%           90%          117%
                                                                   ===           ===          ====


INTRODUCTION

The following management's discussion and analysis is presented to provide information concerning FSB's financial condition and results of operations as of December 31, 1997 and September 30, 1997 as well as for the three months ended December 31, 1997 and 1996. The three months ended December 31, 1997 and 1996 represent the first fiscal quarter of the 1998 and 1997 fiscal years, respectively. This discussion and analysis should be read in conjunction with FSB's financial statements and related footnotes, which are presented in this document. Note that all results are unaudited.

RESULTS OF OPERATIONS

COMPARISON OF THREE MONTHS ENDED DECEMBER 31, 1997 TO DECEMBER 31, 1996

NET LOSS
FSB incurred a $5,000 net loss for the three months ended December 31, 1997 which represented an improvement of $12,000 from the $17,000 net loss incurred for the same period in 1996. This improvement was primarily attributable to a $38,000 decrease in the provision for loan loss, which was principally offset by an increase in interest expense of $21,000. In addition, no income tax benefit associated with the pre-tax loss was recorded in the first fiscal quarter of 1998. A tax benefit of $9,000 was recorded in the first fiscal quarter of 1997. There were no merger-related expenses in the first fiscal quarter of 1998.

The table below presents the change in net income by major income statement components for the three months ended December 31, 1997 in comparison to the three months ended December 31, 1996 on a taxable equivalent basis (dollars in thousands):

                       Net Interest Income        $       (13)
                       Provision for Loan Losses           38
                       Non-interest Income                  1
                       Non-interest Expenses               (5)
                       Income Taxes                        (9)
                                                       -------
                       Change in Net Income            $   12
                                                       =======

NET INTEREST INCOME
Net interest income is the difference between interest and fees earned on loans and investments, and interest paid on interest bearing liabilities. It is the bank's principal source of income. In this discussion, net interest income is presented on a taxable equivalent basis -- that is, tax-exempt income earned on securities of state and political subdivisions has been increased to an amount that would have been earned on a taxable basis. This places taxable and non-taxable income on a more comparable basis and makes their comparison more meaningful.

                                                                     Change from Prior Period
                                                                  Three Months Ended December 31,
                                                                     (dollars in thousands)

                                                                                              % of Average
                                                                          Change             Earning Assets
                                            1997          1996             $     %            1997     1996
                                            ----          ----             -     -            ----     ----
Interest Income
    (taxable equivalent)                  $  296          $288            $  8   3            8.21     8.35
Interest Expense                             149           128              21  16            4.13     3.71
                                             ---                          ----                ----     ----
    Net Interest Income                    $ 147          $160            $(13)  8            4.08     4.64
                                            ====           ===             ===                ====     ====

For the first fiscal quarter of 1998, taxable equivalent net interest income of $147,000 decreased by $13,000 or 8% from the first fiscal quarter of 1997. Net interest income, on a taxable equivalent basis, as a percentage of average earning assets (net interest margin) was 4.08% for the three months ended December 31, 1997 compared to 4.64% for the same period in the prior year. The reduction in net interest income and net interest margin was primarily due to an increase in interest expense. This increase was due to higher average deposit outstandings and average rate paid on deposits from period to period.

Management reviews FSB's Asset/Liability position on a regular basis in order to minimize inherent balance sheet interest rate risk. See management's discussion in the section entitled Liquidity, Interest Rate Risk Management and Inflation.

PROVISION FOR LOAN LOSSES
The provision for loan losses is a charge against income, to provide an allowance against which future losses will be charged as those losses are identified. FSB's management makes a quarterly evaluation of estimated losses and the adequacy of the allowance for loan losses. Management considers the allowance to be adequate to absorb estimated losses in the loan portfolio.

The provision for loan losses was $4,000 in the first fiscal quarter of 1998, compared to $42,000 in the same period for 1997. The decrease in the provision from period to period was the result of management's determination that there were no significant loan losses forecast for the first fiscal quarter of 1998, and that $25,000 of the provision in the comparable period for 1997 was made as a direct contribution to cover some year-end 1997 loan losses. There were no significant write-offs in the first fiscal quarter of 1998 or 1997.

NON-INTEREST INCOME
The primary source of non-interest income is service charges on deposit accounts. Non-interest income also includes commissions, ATM fees, dividends on FHLB stock, exchange fees, safe deposit rental, and other miscellaneous charges. Non-interest income increased by $1,000 to $26,000 in the first fiscal quarter of 1998, over the 1997 amount of $25,000.

NON-INTEREST EXPENSES
The principal components of non-interest expense are salaries and employee benefits, occupancy and equipment, and data processing. The remaining components of non-interest expense are classified as other operating expenses and consist of supplies and telephone, directors' and professional fees, and other miscellaneous expenses.

Non-interest expenses were $170,000 in the first fiscal quarter of 1998, compared to $165,000 for the same period in 1997, an increase of $5,000. Occupancy and Equipment expenses increased $13,000 due to the amortized cost of two new ATMs, associated site preparation, and the subsequent purchase of maintenance agreements to cover said machines. Data Processing and Other Operating Expenses decreased $4,000 and $5,000 respectively. There were no merger-related expenses in the first fiscal quarter of 1998.

FSB's efficiency ratio, consisting of non-interest expenses as a percentage of the total of taxable equivalent net interest income and non-interest income (net operating income), was 98% in the first fiscal quarter of 1998 compared to 89% in 1997.

The following tables provide an analysis of the components of non-interest expense for the three months ended December 31, 1997 and 1996:

                                                                                 Non-interest Expenses
                                                                                 (dollars in thousands)

                                          1st Qtr          % to            1st Qtr      % to
                                          1998             Total           1997         Total       Change
                                                           -----           ----         -----       ------
Salaries and
    Employee Benefits                    $   90             53%        $     89           54%      $ 1   1%
Occupancy and Equipment                      28             16               15            9        13  87
Data Processing                              14              8               18           11        (4)(22)
Other Operating                              38             22               43           26        (5) 12
                                             --            ---               --          ---        ---
    Non-Interest Expense                   $170            100%            $165          100%        5   3%
                                            ===            ===              ===          ===



                                                                                 Non-interest Expenses
                                                                                 Stated as a % of Taxable
                                                                                 Equivalent Net Operating Income
                                                                                 (dollars in thousands)

                                                                                1st Qtr                 1st Qtr
                                                                                 1998                   1997
Salaries and Employee Benefits                                                    52%                    48%
Occupancy and Equipment                                                           16                     8
Data Processing                                                                    8                     9
Other Operating                                                                   22                     24
                                                                                  --                     --
    Non-Interest Expense
                                                                                 98%                    89%
                                                                                 ==                     ==

The increase in the efficiency ratio is primarily due to lower net interest income in the first fiscal quarter of 1998 compared to same period in the prior year.

INCOME TAX
No income tax benefit was recorded for the first fiscal quarter of 1998. A $9,000 tax benefit was recorded for the same period in the prior year.

FINANCIAL CONDITION
Comparison of December 31, 1997 to September 30, 1997

As of December 31, 1997 FSB's total assets increased $63,000 to $15,762,000 compared to $15,699,000 at September 30, 1997. This net increase was primarily the result of a $23,000 decrease in the Allowance for Loan Loss and a $35,000 increase in Other Assets. In addition, a $465,000 decline in investment securities and a $441,000 decline in loans were reinvested in Federal Funds Sold, funding the majority of the $967,000 increase in Cash and Cash Equivalents.

Total deposits at December 31, 1997 of $14,172,000 were $68,000 over the total of $14,104,000 at September 30, 1997. Non-interest bearing deposits declined $73,000 while interest-bearing deposits increased by $141,000 during this period.

Shareholders' Equity totaled $1,475,000 or 9.4% of total assets at December 31, 1997. This represents a decrease of $5,000 from the September 30, 1997 and no change in the equity to assets ratio. This decline resulted from the net loss for the three months ended December 31, 1997.

USES OF FUNDS

MONEY MARKET INVESTMENTS
FSB's money market investments for the periods presented were comprised of federal funds sold and interest bearing deposits in other banks, and are used by FSB to meet lending requirements and normal liquidity needs. The balance of money market investments increased $890,000 in the first fiscal quarter of 1998, to a total of $2,215,000. This increase from the total of $1,325,000 at September 30, 1997 was funded by a decline in investment securities and loans. Management's intent is to provide liquidity for seasonal loan growth and expected maturities of time deposits; and, to reinvest excess liquidity in the investment portfolio when sufficient yields can be obtained.

INVESTMENT SECURITIES
The investment securities portfolio is used as a means of investing funds over and above those needed for lending and liquidity requirements. Investment securities are primarily purchased with the intent and ability to hold until maturity.

Investment securities declined $465,000 from September 30, 1997 to $2,160,000 at December 31, 1997. This decline was primarily the result of scheduled maturities of U.S. Treasury, U.S. Government Agency and Mortgage-backed securities. An additional $500,000 of the bank's U.S. Government Agency securities are scheduled to mature in the fiscal year ending September 30, 1998.

The following tables present an analysis of money market investments and investment securities as of December 31, 1997 and September 30, 1996 and their maturity schedules as of December 31, 1997:

                                                                                 Money Market Investments and
                                                                                 Investment Securities As of:
                                                                                 (dollars in thousands)

                                                          Dec 31,          % to             Sep 30,   % to
                                                          1997             Total            1997      Total
                                                          ----             -----            ----      -----
MONEY MARKET INVESTMENTS
    Federal Funds Sold                                    $2,215            51%             $1,275      32%
    Interest Bearing Deposits                             --                --                  50       2
                                                                            --
                                                           2,215             51               1,325     34
                                                          ------            ---               -----     --
INVESTMENT SECURITIES
    U.S. Treasuries                                       --                --                  300      7
    U.S. Government Agencies                                  800           18                  900     23
    State and political
       sub-divisions                                          585           13                  585     15
    Mortgage-backed securities                                775           18                  840     21
                                                          -------           ---                        ---
                                                           2,160             49               2,625     66
                                                          ------            ---               -----    ---

TOTAL INVESTMENTS                                         $ 4,375          100%              $3,950     100%
                                                            =====          ===                =====     ===


                                                                                 Money Market Investments
                                                                                 and Investment Securities
                                                                                 Maturity Schedule
                                                                                  As of December 31, 1997
                                                                                 (dollars in thousands)

                                                                Within            1 - 5         > 5
                                                                1 Year            Years       Years        Total
                                                                ------           ------      ------       ------

Money Market Investments                                        $2,215           $--         $ --         $2,215
Investment Securities                                            1,284               312        564        2,160
                                                                 -----           -------                   -----

TOTAL INVESTMENTS                                               $3,499           $   312        564       $4,375
                                                                 =====             =====                   =====

LOANS
Total loans of $10,079,000 at December 31, 1997 represented a decline of $441,000 compared to the September 30, 1997 balance of $10,520,000. This net decline principally resulted from seasonal repayments of agricultural loans.

At December 31, 1997 the loan portfolio was comprised of real estate loans (45%), consumer loans (42%), and commercial loans (13%). Deferred loan costs were negligible. These relative percentages did not change significantly from September 30, 1997 balances. The decline in commercial loans, percentage of loans to total assets and loans to deposits at December 31, 1997 from the fiscal year-end was due to seasonal repayments in the agricultural loan portfolio.

                                                                      Total Loans as of:
                                                                      (dollars in thousands)

                                                          Dec 31,          % to             Sep 30,     % to
                                                          1997            Total             1997        Total
                                                          ----            -----             ----        -----

Commercial                                                $ 1,296          13%          $    1,662      16%
Real Estate                                                 4,490          45                4,554      43
Consumer                                                    4,271          42                4,281      41
                                                           ------          ---               -----     ---
                                                           10,057          100              10,497     100
Deferred Loan Costs                                            23          -                    23      -
                                                               --          --                   --     --

    TOTAL LOANS                                           $10,080          100%          $   10,520     100%
                                                           ======          ===               ======     ===
    LOANS TO TOTAL ASSETS                                      64%                              67%
                                                               ===                              ===
    LOANS TO TOTAL DEPOSITS                                    71%                              75%
                                                               ===                              ===


Approximately $3,800,000 of real estate loans were secured by 1-4 family housing at December 31, 1997 and approximately $533,000 of outstanding commercial loans were for agricultural purposes or secured by farmland. The majority of consumer loans were collateralized at December 31, 1997. Unfunded lines of credit were not significant.

SOURCES OF FUNDS
Comparison of December 31, 1997 to September 30, 1997

DEPOSITS
FSB's core deposits include demand deposits, regular savings accounts and certificates of deposit of less than $100,000. FSB relies on core deposits as the major source of funding for earning assets. Core deposits increased 3%, or $370,000 to $11,986,000 at December 31, 1997 compared to $11,616,000 at
September 30, 1997. Non-interest bearing demand deposits, a component of core deposits, decreased 4% or $72,000 for the three months ended December 31, 1997.

Certificates of deposits of $100,000 or more at December 31, 1997 and September 30, 1997 totaled $2,187,000 and $2,487,000 respectively; a decrease of $300,000.
Deposits in this category are generally considered more subject to periodic withdrawals than core deposits, and as such are generally not used as a permanent source of funding for loans.

OTHER FUNDING SOURCES
FSB's remaining funding source consists of federal funds purchased from other financial institutions, generally on an overnight basis. These borrowings represent an important source of temporary short-term liquidity for FSB.
FSB had no borrowings at December 31, 1997.

CAPITAL RESOURCES
Shareholders' Equity at December 31, 1997 declined $5,000 from year-end, to $1,475,000. This decline resulted from a net loss in first fiscal quarter of 1998. The percentage of Shareholders' Equity to total assets was 9.4% at December 31, 1997 and September 30, 1997.

Federal banking regulations provide guidelines for determining the capital adequacy of bank holding companies and banks. These guidelines provide a definition of core capital (Tier 1 capital) and assign a measure of risk to various categories of assets (risk-weighted assets). These guidelines require minimum levels of capital to be maintained in proportion to total risk-weighted assets and off-balance sheet exposures such as unfunded loan commitments.

The bank's Tier 1 capital consists solely of shareholders' equity. Tier 2 capital is defined as the allowance for loan losses up to 1.25% of gross risk-weighted assets. Total capital is the sum of Tier 1 and Tier 2 capital.

In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 requires federal regulatory agencies to define capital tiers. These tiers are: well-capitalized, adequately capitalized, under-capitalized, significantly under-capitalized, and critically under-capitalized. To be considered well-capitalized, an institution must achieve a Tier 2 Risk-based capital ratio of at least 6.0%, a total capital ratio of at least 10.0%, a leverage ratio of at least 5.0%, and not be under a capital directive order. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

FSB's Tier 1, Total Capital and leverage ratios at December 31, 1997 were 15.8%, 15.0% and 9.2%, respectively. All ratios exceeded minimum regulatory ratios for the definition of a well-capitalized institution.

At December 31, 1997 management is not aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have or are reasonably likely to have, a material impact on the Company's liquidity, capital resources or operations.

RISK MANAGEMENT

LENDING AND LOAN ADMINISTRATION
Primary responsibility and accountability for day-to-day lending activities rests with FSB's CEO and Vice President. These officers have the authority to extend credit based on guidelines approved by FSB's Board of Directors.
In the opinion of the Board, these officers possess the knowledge, judgement and experience necessary to administer lending activities of FSB.

FSB's Board of Directors holds regular meetings and special meetings, as needed, to review and approve lending activities and to review credit applications which, according to FSB's loan policy, require Board approval.
The Board reviews underperforming assets and watch list loans at quarterly intervals in order to monitor credit quality. The Board approves all charge-offs to the allowance for loan losses. Loans are charged-off when, in management's opinion, they are deemed uncollectible.

Underperforming assets consist of: a) non-accrual loans; b) accruing loans past due greater than 90 days; and c) restructured loans, which have been renegotiated to provide a reduction or deferral in interest and/or principal due to the impaired financial condition of the borrower. FSB's underperforming assets totaled $127,000 and $117,000 or 1.26% and 1.11% of total loans, at December 31, 1997 and September 30, 1997, respectively.

The Board of Directors formally evaluates the adequacy of the allowance for loan losses on a quarterly basis. This evaluation is based upon reviews of specific loans, loan categories, and historical loss experience, as well as current and projected conditions. FSB's provision to the Allowance for Loan Losses was $4,000 in the first fiscal quarter of 1998. During this period, FSB recorded net charge-offs against the Allowance for Loan Losses totaling $32,000. The Allowance for Loan Losses totaled $80,000 and $103,000 or 0.80% and 0.98% of total loans, at December 31, 1997 and September 30, 1997 respectively.

LIQUIDITY, INTEREST RATE RISK MANAGEMENT AND INFLATION
Management monitors the bank's liquidity requirements on a daily basis. Liquidity needs arise from loan demand and deposit withdrawals. The objective of liquidity management is to match available funds with anticipated funding needs. The investment portfolio is managed to help meet FSB's liquidity needs, as well as mitigate interest rate risk in FSB's loan and deposit portfolios.

Interest rate risk management seeks to minimize the risks to net interest income associated with the effect of potential changes in interest rates. These risks are mitigated by the appropriate positioning of interest-earning assets to interest-bearing liabilities, based on the periods in which they mature or reprice. In general, a position wherein interest sensitive assets are greater than interest sensitive liabilities in a given period is appropriate during periods of rising interest rates. In general, the inverse is true during periods of declining interest rates.

Since virtually all of FSB's assets and liabilities are monetary in nature, changes in interest rates may have a significant impact on the bank's performance. However, interest rates do not necessarily move in concert with, or in the same magnitude as, the general inflation rate or prices of other goods and services.

Management and the Board of Directors monitor FSB's interest rate risk position on a quarterly basis. An analysis of the bank's interest rate sensitivity position at December 31, 1997 is provided in the table below:

                                                                  INTEREST RATE SENSITIVITY
                                                                  As of December 31, 1997
                                                                  (dollars in thousands)

                                                           Under          1 - 5             Beyond
                                                          1 Year          Years             5 Yrs      Total
                                                          ------          ------            ------     ------

INTEREST EARNING ASSETS:
Federal Funds Sold                                       $  2,215          $  --          $    --     $ 2,215
Investment Securities                                       1,284             312              564      2,160
Loans (net of unearned)                                     1,898           6,269            1,913      10,080
                                                            -----           -----            -----      ------

    RATE SENSITIVE ASSETS                 (RSA)          $  5,397          $6,581         $  2,477     $14,455
                                                            -----           -----            -----      ------

INTEREST BEARING LIABILITIES:
Interest Bearing Demand                                     1,961          $  --          $     --     $ 1,961
Savings and MMDA                                              253           1,932               --       2,185
Time Deposits                                               4,807           3,505               --       8,312
                                                            -----           -----            -----      -------

    RATE SENSITIVE LIABILITIES (RSL)                     $  7,021          $ 5,437        $     --      $12,458
                                                            -----            -----             ---       ------

INTEREST SENSITIVITY GAP:
Current                                                  $(1,624)          $ 1,144        $   2,477     $ 1,997
                                                           =====             =====            =====      =======
Cumulative                                               $(1,624)          $(  480)       $   1,997
                                                           =====               ===            =====

    Cumulative RSA / RSL                                  77%                   96%            116%
                                                          ===                  ===             ====

                  DESCRIPTION OF GERMAN AMERICAN CAPITAL STOCK

                         AUTHORIZED BUT UNISSUED SHARES

     German American's Articles of Incorporation authorize the issuance of 20,000,000 shares of German American Common Stock, of which 5,350,161 shares were issued and outstanding as of March 31, 1998 and 500,000 shares of Preferred Stock, $10.00 par value, $1.00 stated value, of which no shares are issued and outstanding. The Board of Directors has the power to determine the relative rights of and restriction on any series of Preferred Stock it may authorize in the future and may provide terms upon which Preferred Stock may be converted into shares of any other class of stock.

     All authorized but unissued shares may be issued upon authorization of the Board of Directors without prior shareholder approval. For information regarding shares reserved for issuance under the Company's Stock Option Plan, see Note 10 to German American's financial statements included in its annual report to shareholders, which is included with this Prospectus/Proxy Statement. If additional shares of German American Common Stock are issued, the holders of shares prior to such issuance may thereafter own a proportionately smaller equity interest in German American.


                                  COMMON STOCK

VOTING RIGHTS

    Each share of German American Common Stock entitles the holder thereof to one vote on all matters on which the holders of shares of German American Common Stock are entitled to vote. The affirmative vote of the holders of the majority of the votes cast at a meeting at which a quorum is present is sufficient to approve matters submitted for shareholder approval, except in the following circumstances: (a) pursuant to the IBCL, Directors are elected by a plurality of the votes cast; (b) German American's Articles of Incorporation provide that Business Combinations (such as mergers or sales or other transfers of a substantial part of German American's assets) involving Related Persons (such as an individual or entity that owns 10 percent or more of German American's Common Stock), must be approved by 80 percent of the outstanding voting stock (excluding shares held by the Related Person) unless the Business Combination has been approved by the vote of two-thirds of the members of the Board of Directors who are not associated with the Related Person; (c) German American's Articles of Incorporation provide that any amendment, change or repeal of the Articles relating to Business Combinations with Related Persons must be approved by at least 80 percent of the outstanding shares unless such amendment, change or repeal has been approved by two-thirds of the Board of Directors (excluding members of the Board of Directors associated with the Related Person if the amendment, change or repeal is proposed by or on behalf of the Related Person); and (d) the IBCL provides that holders of the outstanding shares of a class are entitled to vote as a separate voting group on a proposed amendment to the Articles of Incorporation if the amendment would affect their rights as a class, such as by increasing or decreasing the number of authorized shares of the class, effecting an exchange or reclassification of the class, or changing the designation, rights, preferences or limitations of all or part of the shares of the class. For more information on Business Combinations, including the definitions of "Business Combination" and "Related Person," see "Description of German American Capital Stock -- Supermajority Vote and Minimum Price Required for Business Combinations" below. Shareholders do not have cumulative voting rights for the election of Directors. Directors may be removed, with or without cause, only by the vote of 80 percent of the shares entitled to vote at an election of Directors.

DIVIDEND RIGHTS

    Subject to any preferential dividend rights of any series of shares of Preferred Stock that may in the future be issued, the holders of German American Common Stock are entitled to receive dividends as and when declared by the Board of Directors from funds legally available for their payment. A dividend may be paid by German American only if, after paying such dividend, (1) German American would be able to pay its debts as they become due in the usual course of business, and (2) German American's total assets would not be less than the sum of its total liabilities (and without regard to any amounts that would be needed, if German American were to be dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of any shareholders whose preferential rights are superior to those receiving the dividend, unless the terms of the shares having such preferential rights provide otherwise).

    Funds for the payment of dividends by German American must come primarily from the earnings of its bank subsidiaries. Restrictions on the amount of dividends that such banks may pay also restrict the amount of funds available for payment of dividends by German American.

LIQUIDATION

    Upon any liquidation, dissolution, or winding up of the affairs of German American, the holders of German American Common Stock are entitled to share ratably in the assets legally available for distribution to the holders of German American Common Stock after satisfaction in full of any liquidation preference to which holders of Preferred Stock, if any, may then be entitled.

OTHER MATTERS

    Holders of German American Common Stock do not have preemptive or conversion rights with respect to any securities of German American.

    All outstanding shares of German American Common Stock are, and the shares offered hereby will be, when issued, fully paid and nonassessable. Such shares are not redeemable at the option of German American or holders thereof.

    Fifth Third Bank, Cincinnati, Ohio, serves as the transfer agent of German American Common Stock.

                                 PREFERRED STOCK

    German American's Articles of Incorporation authorize the Board of Directors, without further shareholder approval, to establish the relative rights, designations, preferences, and limitations or restrictions of the shares of Preferred Stock prior to the issuance thereof, including without limitation, dividend rights, conversion rights, voting rights, liquidation preferences, redemption rights, division into series, sinking fund provisions, and similar matters. Thus, the Board of Directors may authorize and issue Preferred Stock with rights and preferences that are superior to those of German American Common Stock, the issuance of which could affect the voting power and other rights of the holders of German American Common Stock.

    The Board's authority to create and issue Preferred Stock could be used by management to create voting impediments (such as a required approval of mergers or other extraordinary corporate transactions) or to deter persons seeking to effect a merger or otherwise to gain control of German American. Preferred Stock may also be issued at some future time in connection with an acquisition by German American of additional financial institutions or other businesses permitted to be acquired by German American. However, no such future issuances are presently planned or contemplated.

                            ANTI-TAKEOVER PROVISIONS

    German American's Articles of Incorporation and Bylaws contain certain anti-takeover provisions described below. These provisions may discourage or prevent tender or exchange offers by a corporation or group that intends to use the acquisition of a substantial number of shares of German American to initiate a takeover culminating in a merger or other business combination. In recent years a number of other companies have adopted similar charter or bylaw provisions for the same or similar reasons. These provisions may also have the effect of making the removal of current management more difficult.

POSSIBLE ISSUANCE OF COMMON STOCK

         As of the date hereof, there were 20,000,000 authorized shares of German American Common Stock of which 5,350,161 shares were outstanding as of March 31, 1998 (not including shares that are reserved for issuance pursuant to the Mergers and German American's stock option plan). The Board could use the authorized but unissued and unreserved shares at its discretion to resist the consummation of certain takeover attempts by, for example, diluting the ownership interest of a substantial shareholder or substantially increasing the amount of consideration necessary for a shareholder to obtain control.

POSSIBLE ISSUANCE OF PREFERRED STOCK

         German American's Articles of Incorporation authorize the Board of Directors to issue up to 500,000 shares of Preferred Stock in one or more series. The Board will be authorized to fix the number of shares to be included in the new series, the designation, powers, preferences, and voting and other rights of each such series, and the qualifications, limitations, or restrictions thereof. The Board could use the Preferred Stock at its discretion to resist the consummation of certain takeover attempts.

SUPERMAJORITY VOTE AND MINIMUM PRICE REQUIRED FOR BUSINESS COMBINATIONS

         The Articles of Incorporation of German American include a provision imposing certain supermajority vote and minimum price requirements on any "Business Combination" with a "Related Person" unless the combination has been approved by the vote of two-thirds of certain members of the Board of Directors of German American who are not associated with the Related Person. This provision defines "Business Combination" very broadly to include, subject to certain conditions, (i) any merger or consolidation of German American or any of its subsidiaries into or with a Related Person, its affiliates or associates;
(ii) any sale, exchange, lease, transfer or other disposition by German American or any of its subsidiaries of all or any substantial part of its or their assets or businesses to or with a Related Person, its affiliates or associates; (iii) the purchase, exchange, lease or acquisition by German American or any of its subsidiaries of all or any substantial part of the assets or business of a Related Person, its affiliates or associates; (iv) any reclassification of securities, recapitalization or other transaction that has the effect of increasing the proportionate amount of German American's Common Stock (or other voting capital security) beneficially owned by a Related Person; (v) any partial or complete liquidation, spinoff or splitup of German American or any of its subsidiaries; and (vi) the acquisition by a Related Person of beneficial ownership upon issuance of Common Stock (or other voting capital shares) of German American or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such shares. "Related Person" also is defined broadly to mean any person (which includes any individual, corporation or entity other than German American or its subsidiaries) who (i) beneficially owns ten percent or more of German American Common Stock (or other voting capital security) (a "Ten Percent Shareholder"); (ii) any person who within the preceding two-year period has been a Ten Percent Shareholder and who directly or indirectly controls, is controlled by, or is under common control with German American; or (iii) any person who has received, other than pursuant to or in a series of transactions involving a public offering within the meaning of the Securities Act of 1933, German American Common Stock (or other voting capital security) that has been owned by a Related Person within the preceding two-year period. In the absence of approval by the German American Directors who are not associated with the Related Person or, in the alternative, the agreement by the Related Person to pay all other stockholders a certain minimum price for their shares, a Business Combination with a Related Person would require the approval of 80 percent of the outstanding voting stock plus the approval of a majority of the outstanding shares that are not controlled by the Related Person. In general terms, the restrictions apply to mergers or consolidations of German American or any subsidiary with any Related Person, transfers or encumbrances of all or substantially all of the assets of German American to a Related Person, the adoption of any plan of liquidation proposed by a Related Person or any transaction which would have the effect, directly or indirectly, of increasing the proportionate share of any class of equity securities of German American or any stockholder (including affiliates and associates) who is the beneficial owner of more than 10 percent of the voting power of the then outstanding shares entitled to vote generally in the election of Directors of German American. Absent the provision regulating Business Combinations, mergers, consolidations, and sales of all or substantially all assets would require only the approval of a majority of the Board of Directors and (subject to the rights of any Preferred Stock issued in the future) the affirmative vote of a majority of the total number of outstanding shares of German American entitled to vote on the matter.

CLASSIFIED BOARD

         The Bylaws of German American divide the Board of Directors into two equal (or as nearly equal as possible) classes of Directors serving staggered two-year terms. As a result, approximately one-half of the Board is elected each year. The Bylaws provide that any vacancy shall be filled by a majority vote of the remaining Directors. Any Director elected to fill such vacancy shall hold office for an unexpired term of the class of which he is a member.

REMOVAL OF DIRECTORS

         The Articles provide that any Director may be removed only by an 80 percent affirmative vote of the outstanding voting power at a shareholders' meeting called for that purpose, with or without good cause.

AMENDMENT, CHANGE, OR REPEAL OF CERTAIN ARTICLES

         The Articles provide that any amendment, change, or repeal of certain of the articles of the Articles of Incorporation described above would require the approval of (a) at least 80 percent of the outstanding voting power, and (b) in the case of an amendment, change, or repeal of any of the above-stated provisions proposed by or on behalf of a Related Person, the approval by a majority of the shares not controlled by the Related Person. However, in the event that an amendment, change, or repeal of those provisions is approved by two-thirds of the Board of Directors, and, if the amendment is proposed by or on behalf of a Related Person, by the favorable vote of two-thirds of certain Directors who are not associated with the Related Person, the affirmative vote of a majority of the outstanding voting power would be sufficient to approve any such amendment, change, or repeal.

CONTROL SHARE RESTRICTIONS

         German American has elected to be governed by Chapter 42 of the Indiana Business Corporation Law. Chapter 42, which deals with Control Share Acquisitions, provides that shares acquired by a person or a group in excess of certain percentages of the total outstanding shares (20%, 33-1/3%, and 50%) have only such voting rights as are approved by certain disinterested shareholders. In order to obtain shareholder approval of voting rights for the excess control shares, the acquiring person or group must give written notice of the control share acquisition and request a special shareholders' meeting.

POTENTIAL DISADVANTAGES TO SHAREHOLDERS

         Although the purpose of these provisions is to insure fair treatment of all shareholders in the event of certain mergers, tender offers, or other attempts to acquire control of German American (a "takeover"), the provisions regarding Business Combinations (as well as the voting requirements regarding the removal of Directors) and the provisions of Chapter 42 may have certain adverse effects in that they may make more difficult the accomplishment of certain takeovers at prices or on terms that some shareholders may consider beneficial, impede the assumption of control by principal shareholders in some cases, or make more difficult the removal of current management even if favored by a majority of the shareholders.

                         COMPARISON OF CSB COMMON STOCK
                        AND GERMAN AMERICAN COMMON STOCK



                                     GENERAL

     The CSB Common Stock is similar in many respects to the German American Common Stock to be issued pursuant to the Merger. Certain differences exist, however, because the Articles of Incorporation of CSB differ from the Articles of Incorporation of German American. The following is a comparison of CSB Common Stock with German American Common Stock and a description of certain material differences between them.
                                NUMBER OF SHARES
                             AUTHORIZED BUT UNISSUED



     The Articles of Incorporation of CSB authorize the issuance of 160,000 shares of CSB Common Stock, no par value per share, and as of the date hereof, all of such shares are issued and outstanding. The Articles of Incorporation of German American authorize the issuance of 20,000,000 shares of Common Stock, $10.00 par value, $1 stated value, of which, upon consummation of the CSB
Merger, _________ shares of German American Common Stock are expected to be issued and outstanding (assuming no shareholders of CSB exercise dissenters' rights and the minimum number of shares specified by the CSB Agreement is issued in the CSB Merger). The remaining shares of German American Common Stock will remain authorized but unissued and may be issued by the Board of Directors of German American without further shareholder approval for any proper corporate purpose, including possible issuance in connection with future mergers and acquisitions. Such shares could be issued either to existing shareholders of German American or to persons who are not then shareholders of German American. The Board of Directors has no present plans to issue the shares of German American Common Stock that will be authorized but unissued after the CSB Merger, other than pursuant to the Company's established annual stock dividend program.



                                 PREFERRED STOCK

     Unlike the Articles of Incorporation of CSB, which provide only for the issuance of common stock, the Articles of Incorporation of German American authorize the Board of Directors to issue 500,000 shares of Preferred Stock, $10.00 par value. The Articles give the German American Board of Directors the authority to establish the relative rights, preferences, restrictions and limitations of rights of the Preferred Stock. The German American Board of Directors presently has no plans to issue any of the authorized shares of Preferred Stock.

                                 DIVIDEND RIGHTS



     Holders of CSB Common Stock and German American Common Stock each have the right to receive, pro rata, such dividends as are declared by the respective Boards of Directors of CSB And German American out of funds legally available. CSB's and German American's ability to pay dividends is dependent upon their receipt of dividends from their respective bank subsidiaries. Legal and regulatory restrictions limit the amount of dividends that may be paid by banks to their shareholders in order to assure that banks maintain adequate capital. CSB's and German American's ability to pay dividends is also restricted by the IBCL, to which CSB and German American are subject. The IBCL prohibits the payment of dividends if, after giving effect to the payment, the corporation would not be able to pay its debts as they come due in the usual course of business or the corporation's total assets would be less than the sum of its liabilities plus preferential rights of shareholders payable upon dissolution.

                                  VOTING RIGHTS

     Each holder of CSB Common Stock and German American Common Stock is entitled to one vote per share on most matters submitted to a vote of shareholders. The shareholders of German American and CSB do not have cumulative voting rights in the election of Directors, which means that the Directors standing for election at a particular meeting can be elected by a simple plurality of the votes cast, assuming that a quorum is present at the meeting.

     The affirmative vote of the holders of a majority of the shares entitled to vote is sufficient to approve most matters submitted to a shareholder vote of either corporation. Under the IBCL, a merger, consolidation, or sale of substantially all of a corporation's assets must be approved by the holders of a majority of the outstanding shares of CSB Common Stock.

     The Articles of Incorporation of German American and CSB, in addition, contain certain anti-takeover provisions which require a supermajority vote of shareholders in certain circumstances.

                               LIQUIDATION RIGHTS

     In the event of liquidation German American or CSB, the holders of the common stock of each corporation will be entitled to receive, pro rata, all of the assets remaining for distribution to shareholders.

                          ABSENCE OF PREEMPTIVE RIGHTS

     The holders of German American Common Stock and CSB Common Stock have no preemptive rights to purchase their proportionate share of any future offering of common stock by German American or CSB, respectively.


                            ANTI-TAKEOVER PROVISIONS

     The Articles of Incorporation of German American contain certain provisions that might deter the takeover or change-in-control of German American. See "DESCRIPTION OF GERMAN AMERICAN CAPITAL STOCK -- Anti-Takeover Provision" for a description of the anti-takeover provisions in German American's Articles of Incorporation.

                         COMPARISON OF FSB COMMON STOCK
                        AND GERMAN AMERICAN COMMON STOCK

                                     GENERAL

    The FSB Common Stock is similar in many respects to the German American Common Stock to be issued pursuant to the Merger. Certain differences exist, however, because the Articles of Incorporation of FSB differ from the Articles of Incorporation of German American. The following is a comparison of FSB Common Stock with German American Common Stock and a description of certain material differences between them.

                                NUMBER OF SHARES
                             AUTHORIZED BUT UNISSUED

    The Articles of Incorporation of FSB authorize the issuance of 3,000,000 shares of FSB Common Stock, without par value. As of the date hereof, 48,916 of which are issued and outstanding. The Articles of Incorporation of German American authorize the issuance of 20,000,000 shares of Common Stock, $10.00 par value, $1 stated value, of which, upon consummation of the FSB Merger, _________ shares of German American Common Stock are expected to be issued and outstanding (assuming no shareholders of FSB exercise dissenters' rights and the minimum number of shares specified by the FSB Agreement is issued in the FSB Merger). The remaining shares of German American Common Stock will remain authorized but unissued and may be issued by the Board of Directors of German American without further shareholder approval for any proper corporate purpose, including possible issuance in connection with future mergers and acquisitions. Such shares could be issued either to existing shareholders of German American or to persons who are not then shareholders of German American. The Board of Directors has no present plans to issue the shares of German American Common Stock that will be authorized but unissued after the FSB Merger, other than pursuant to the Company's established annual stock dividend program.

                                 PREFERRED STOCK

    The Articles of Incorporation of FSB and the Articles of Incorporation of German American both provide for the issuance of preferred stock. The Articles of Incorporation of FSB authorize the Board of Directors to issue 2,000,000 shares of Preferred Stock, without par value. The Articles of Incorporation of German American authorize the Board of Directors to issue 500,000 shares of Preferred Stock, $10.00 par value. The Articles of Incorporation of FSB and the Articles of Incorporation of German American give the respective Boards of Directors the authority to establish the relative rights, preferences, restrictions and limitations of rights of the Preferred Stock. The German American Board of Directors presently has no plans to issue any of the authorized shares of Preferred Stock.

                                 DIVIDEND RIGHTS


     Holders of FSB Common Stock and German American Common Stock each have the right to receive, pro rata, such dividends as are declared by the Board of Directors out of funds legally available. FSB's and German American's ability to pay dividends is dependent upon their receipt of dividends from their respective bank subsidiaries. Legal and regulatory restrictions limit the amount of dividends that may be paid by banks to their shareholders in order to assure that banks maintain adequate capital. FSB's and German American's ability to pay dividends is also restricted by the IBCL, to which FSB and German American are subject. The IBCL prohibits the payment of dividends if, after giving effect to the payment, the corporation would not be able to pay its debts as they come due in the usual course of business or the corporation's total assets would be less than the sum of its liabilities plus preferential rights of shareholders payable upon dissolution.


                                  VOTING RIGHTS


     Each holder of FSB Common Stock and German American Common Stock is entitled to one vote per share on most matters submitted to a vote of shareholders. The shareholders of German American and FSB do not have cumulative voting rights on the election of Directors, which means that the Directors standing for election at a particular meeting can be elected by a simple plurality of the votes cast, assuming that a quorum is present at the meeting.


    The affirmative vote of the holders of a majority of the shares entitled to vote is sufficient to approve most matters submitted to a shareholder vote of either corporation. Under the IBCL, a merger, consolidation, or sale of substantially all of a corporation's assets must be approved by the holders of a majority of the outstanding shares of FSB Common Stock.

    The Articles of Incorporation of German American and FSB in addition contain
certain   anti-takeover   provisions  which  require  a  supermajority  vote  of
shareholders in certain circumstances.

                               LIQUIDATION RIGHTS

    In the event of liquidation German American, the holders of common stock will be entitled to receive, pro rata, all of the assets remaining for distribution to shareholders.

                          ABSENCE OF PREEMPTIVE RIGHTS

    Both the holders of FSB Common Stock and German American Common Stock have no preemptive rights to purchase their proportionate share of any future offering of common stock.

                            ANTI-TAKEOVER PROVISIONS


     The Articles of Incorporation of German American contain provisions that might deter the takeover or change-in-control of German American. See "DESCRIPTION OF GERMAN AMERICAN CAPITAL STOCK -- Anti-Takeover Provisions" for a description of the anti-takeover provisions in German American's Articles of Incorporation.


                                  LEGAL MATTERS

    The due authorization and valid issuance of the shares of German American Common Stock pursuant to the Mergers, and the intended federal income tax consequences of the Mergers, will be passed upon by Leagre Chandler & Millard.

                                     EXPERTS

    The consolidated balance sheets of CSB as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995 have been audited by Gaither Rutherford & Co., LLP, independent certified public accountants, and their reports thereon, which appear elsewhere herein, have been included herein in reliance upon their reports given upon their authority as experts in accounting and auditing.


     The consolidated balance sheets of FSB as of September 30, 1997 and the related consolidated statements of income, changes in shareholders equity and cash flows for the year then ended, have been audited by Crowe, Chizek and Company LLP, independent certified public accountants, and their report thereon, which appears elsewhere herein has been included herein in reliance upon their report given upon their authority as experts in accounting and auditing.


     The historical consolidated balance sheets of German American as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1997, 1996, and 1995 have been audited by Crowe, Chizek and Company LLP, independent certified public accountants, and their report thereon, which appears in the report incorporated by reference herein, have been incorporated by reference herein in reliance upon their report given upon their authority as experts in accounting and auditing.


    The opinions of Olive Corporate Finance, LLC, ("Olive"), and the information provided by Olive under "THE MERGERS -- Opinion of Financial Adviser to CSB," and "THE MERGERS -- Opinion of Financial Advisor to FSB" have been included herein in reliance upon its authority as experts in valuation of financial institutions and their securities in connection with mergers and acquisitions.

                                  OTHER MATTERS



     The Board of Directors of CSB does not know of any other matters that may come before the Special Meeting of Shareholders of CSB. However, the enclosed proxy will confer discretionary authority on the persons named therein with respect to any matters, none of which are known to the Board of Directors of CSB as of the date of this Prospectus/Proxy Statement, which may properly come before the CSB Special Meeting. It is the intention of the persons named in the proxies to vote pursuant thereto with respect to such matters, if any, in accordance with the recommendations of the Board of Directors of CSB.

     The Board of Directors of FSB does not know of any other matters that may come before the Special Meeting of Shareholders of FSB. However, the enclosed proxy will confer discretionary authority on the persons named therein with respect to any matters, none of which are known to the Board of Directors of FSB as of the date of this Prospectus/Proxy Statement, which may properly come before the FSB Special Meeting. It is the intention of the persons named in the proxies to vote pursuant thereto with respect to such matters, if any, in accordance with the recommendations of the Board of Directors of FSB.

                        INDEX TO CSB FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS:                                           Page No.


    Independent Auditors' Report                                          F 2

    Consolidated Balance Sheets
    as of December 31, 1997 and 1996                                      F 3

    Consolidated Statements of Income for the Years
    Ended December 31, 1997, 1996 and 1995                                F 4

    Consolidated Statements of Stockholders' Equity
    for the Years Ended December 31, 1997, 1996 and 1995                  F 5

    Consolidated Statements of Cash Flows for the
    Years Ended December 31, 1997, 1996 and 1995                          F 6

    Summary of Significant Accounting Policies                            F 7

    Notes to Consolidated Financial Statements                            F 9




                                      -F 1-

CSB Bancorp
Citizens State Bank of Petersburg


Independent Auditors' Report


Board of Directors
CSB Bancorp

We have audited the accompanying consolidated balance sheets of CSB Bancorp and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CSB Bancorp and Subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Gaither Ruthford & Co., LLP
GAITHER RUTHERFORD & CO., LLP

Certified Public Accountants

February 16, 1998

                                     -F 2-

CSB Bancorp
Citizens State Bank of Petersburg


Consolidated Balance Sheets


December 31,                                                                   1997                    1996
-------------------------------------------------------------------  ----------------------  ---------------------
Assets
Cash and Cash Equivalents
  Cash and due from banks (Note 1)                                       $      5 840 190       $        3 842 531
  Federal funds sold                                                            8 500 000               12 575 000
-------------------------------------------------------------------  ----------------------  ---------------------
Total Cash and Cash Equivalents                                                14 340 190               16 417 531
Interest-Bearing Deposits                                                       2 598 000                1 199 000
Securities Available for Sale (Note 2)                                          1 167 572                  603 781
Securities Held to Maturity (Note 2)                                           10 801 165               11 214 277
Net Loans, net of allowance for loan losses of
  $1,161,145 in 1997 and $616,081 in 1996 (Notes 3 and 4)                      45 692 879               42 629 439
Premises and Equipment - Net (Note 5)                                             784 579                  735 135
Accrued Interest Receivable                                                       973 491                  917 759
Other Assets                                                                      653 114                  629 424
-------------------------------------------------------------------  ----------------------  ---------------------

                                                                          $    77 010 990         $     74 346 346
===================================================================  ======================  =====================

Liabilities and Stockholders' Equity
Deposits (Note 6)
  Noninterest-bearing                                                    $     8 267 972          $      6 748 637
  Interest-bearing                                                            58 816 732                57 598 502
-------------------------------------------------------------------  ----------------------  ---------------------
Total Deposits                                                                67 084 704                64 347 139
Securities Sold under Agreements to Repurchase  (Note 7)                         614 546                   560 414
Accrued Interest and Other Liabilities                                           564 372                   572 041
-------------------------------------------------------------------  ----------------------  ---------------------

Total Liabilities                                                             68 263 622                65 479 594
-------------------------------------------------------------------  ----------------------  ---------------------

Commitments, Contingencies and Credit Risk (Note 11)
Stockholders' Equity
  Common stock, without par value (stated value $25.00
  per share) authorized 160,000; issued 160,000                                4 000 000                4 000 000
  Retained earnings (Note 12)                                                  4 736 612                4 866 533
  Net unrealized appreciation on securities available for sale                    10 756                      219
-------------------------------------------------------------------  ----------------------  --------------------

Total Stockholders' Equity                                                     8 747 368                8 866 752
-------------------------------------------------------------------  ----------------------  --------------------

                                                                          $   77 010 990         $     74 346 346
===================================================================  ======================  ====================

                                 See accompanying summary of accounting policies and notes to consolidated financial statements.

                                    -F 3-

Consolidated Statements of Income


Years ended December 31,                                         1997                 1996                 1995
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------
Interest Income
  Interest and fees on loans                            $         4 453 869  $         4 433 907   $        4 202 612
  Interest on investment securities:
    U.S. Treasury and agencies                                      517 990              441 824              437 827
    State and municipal                                             260 583              192 368              185 284
    Other securities                                                 12 357               14 637                   --
  Interest on federal funds sold and
    interest-bearing deposits                                       608 746              569 701              395 865
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

                                                                  5 853 545            5 652 437            5 221 588
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

Interest Expense
  Interest on deposits                                            2 904 230            2 785 328            2 498 937
  Interest on borrowings                                             16 281               13 814                   --
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

                                                                  2 920 511            2 799 142            2 498 937
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

Net Interest Income                                               2 933 034            2 853 295            2 722 651
Provision for Loan Losses (Note 4)                                  808 000              135 000               48 000
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

Net interest income after provision for loan losses               2 125 034            2 718 295            2 674 651
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

Noninterest Income
  Service fees                                                      161 508              148 510              146 237
  Other operating income                                            160 909              101 985              124 041
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

                                                                    322 417              250 495              270 278
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

Noninterest Expenses
  Salaries and employee benefits                                    934 080              931 681              935 824
  Occupancy expense                                                 258 404              248 148              243 281
  Other operating expenses                                          862 888              718 015              709 542
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

                                                                  2 055 372            1 897 844            1 888 647
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

Income Before Taxes on Income                                       392 079            1 070 946            1 056 282

Taxes on Income (Note 9)                                             82 000              344 000              338 500
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

Net Income                                              $           310 079  $           726 946   $          717 782
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

Earnings Per Common Share (Note 10)                     $              1.94  $              4.54   $             4.49
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

Stockholders' Equity Per Common Share,
  end of year                                           $             54.67  $             55.42   $            53.72
======================================================= === ================ === ================ === ================

                                 See accompanying summary of accounting policies and notes to consolidated financial statements.

                                    -F 4-

Consolidated Statements of Stockholders' Equity


                                                                                                     Net Unrealized
                                                                                                      Appreciation
                                                                                                     (Depreciation)
                                                                                                      on Securities
                                                  Common Stock                    Retained              Available
                                           Shares             Amount              Earnings              for Sale
   ------------------------------------ ------------- --- ---------------- --- ---------------- --- ------------------

   Balance, January 1, 1995                  160 000   $        4 000 000   $        4 261 805   $                 --

     Net income for the year                       --                    --              717 782                   --
     Dividends - $2.50 per share                   --                    --            (400 000)                   --

     Net changes in unrealized
      appreciation on available
      for sale securities                         --                   --                   --                 16 202
   ------------------------------------ ------------- --- ---------------- --- ---------------- --- ------------------

   Balance, December 31, 1995                160 000            4 000 000            4 579 587                 16 202

     Net income for the year                       --                    --            726 946                     --
     Dividends - $2.75 per share                   --                    --           (440 000)                    --

     Net changes in unrealized
      appreciation on available
      for sale securities                         --                   --                   --               (15 983)
   ------------------------------------ ------------- --- ---------------- --- ---------------- --- ------------------

   Balance, December 31, 1996                160 000            4 000 000            4 866 533                    219

     Net income for the year                       --                    --            310 079                     --
     Dividends - $2.75 per share                   --                    --           (440 000)                    --

     Net changes in unrealized
      appreciation on available
      for sale securities                         --                   --                   --                 10 537
   ------------------------------------ ------------- --- ---------------- --- ---------------- --- ------------------

   Balance, December 31, 1997                160 000   $        4 000 000   $        4 736 612   $             10 756
   ==================================== ============= === ================ === ================ === ==================

                                See accompanying summary of accounting policies
                                 and notes to consolidated financial statements

                                    -F 5-

Consolidated Statements of Cash Flows



Years ended December 31,                                         1997                 1996                 1995
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------
Cash Flows From Operating Activities
  Net income                                             $          310 079   $          726 946   $          717 782
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Provision for loan losses                                     808 000              135 000               48 000
      Depreciation and amortization                                 111 283               99 360               89 500
      Deferred income tax                                          (163 812)             (21 109)             (15 900)
      Amortization and accretion of security
        premiums and discounts                                       (6 532)                2 786               3 486
      (Gain) loss on sale of assets                                 (12 908)                   --              (2 135)
      Decrease (increase) in:
        Accrued interest receivable                                 (55 732)               65 737             (71 281)
        Other assets                                                 61 310              (174 117)              7 168
      Increase (decrease) in accrued interest payable
        and other liabilities                                        (7 669)               69 903             132 007
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

Net cash provided by operating activities                         1 044 019              904 506              908 627
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

Cash Flows From Investing Activities
  Proceeds from calls and maturities of investment
    securities                                                    6 804 468            7 924 594            3 224 477
  Purchase of investment securities                              (6 886 879)          (8 025 742)          (2 212 363)
  Proceeds from sales and maturities of
     interest-bearing deposits                                      500 000              580 000              999 000
  Purchase of interest-bearing deposits                          (1 899 000)            (240 000)            (899 000)
  Net decrease (increase) in loans                               (3 871 440)             524 982           (1 207 080)
  Purchases of premises and equipment                              (161 425)            (169 222)             (48 099)
  Proceeds from sale of fixed assets                                 41 219                   --                3 975
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

Net cash provided (absorbed) by investing activities            (5 473 057)              594 612             (139 090)
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

Cash Flows From Financing Activities
  Net increase in deposits                                        2 737 565            5 570 839            3 708 194
  Securities sold under agreements to repurchase                     54 132              560 414                  --
  Cash dividends paid                                              (440 000)            (440 000)            (400 000)
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

Net cash provided by financing activities                         2 351 697            5 691 253            3 308 194
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

Net Increase (Decrease) in Cash and Cash
  Equivalents                                                    (2 077 341)           7 190 371            4 077 731

Cash and Cash Equivalents, at beginning of year                  16 417 531            9 227 160            5 149 429
------------------------------------------------------- --- ---------------- --- ---------------- --- ----------------

Cash and Cash Equivalents, at end of year                $       14 340 190   $       16 417 531   $        9 227 160
======================================================= === ================ === ================ === ================

                               See accompanying summary of accounting policies
                                and notes to consolidated financial statements.

                                    -F 6-

                         Summary of Accounting Policies


Nature of Operations and Customer Concentration

The Corporation is a one-bank  holding company which conducts no direct business
activities.   All  business   activities  are  performed  by  its   wholly-owned
subsidiary, Citizens State Bank of Petersburg.

The Bank provides a full range of banking services to individuals, agricultural businesses, commercial businesses and industries located in its service area. It maintains a diversified loan portfolio, including loans to individuals for home mortgages, automobiles and personal expenditures, and loans to business enterprises for current operations and expansion. Outstanding loans to agricultural enterprises approximated $7,311,000 at December 31, 1997. The Bank offers a variety of deposit vehicles, including checking, savings, money market, individual retirement accounts and certificates of deposit.

The principal markets for the Bank's financial services are the Indiana community in which the Bank is located and the areas immediately surrounding these communities. The Bank serves these markets through two offices located in Petersburg.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its Subsidiary Bank. All significant intercompany accounts and transactions are eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Cash payments of interest amounted to $2,912,003 and $2,819,750 for the years ended December 31, 1997 and 1996, respectively. Income tax payments of $190,016 and $344,800 were made in 1997 and 1996, respectively.


                                    -F 7-

                         Summary of Accounting Policies


Securities Held to Maturity

Securities for which management has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Securities Available for Sale

Available for sale securities consist of securities not classified as held to maturity securities. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Unrealized holding gains and losses on available for sale securities are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of available for sale securities are determined using the specific identification method.

Premises, Equipment and Depreciation

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to operating expense over the useful lives of the assets, principally by the straight-line method. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Foreclosed Properties

Real estate properties acquired as a result of foreclosure are to be sold and are initially recorded at fair value at the date of the foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate.

Interest Income on Loans

Interest on loans is accrued and credited to income based on the principal amount outstanding. For impaired loans that are on non-accrual status, cash payments received are generally applied to reduce the outstanding principal balance. However, all or a portion of a cash payment received on a non-accrual loan may be recognized as interest income to the extent allowed by the loan contract, assuming management expects to fully collect the remaining principal balance of the loan.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs amounted to $55,294, $47,610 and $45,568, respectively, for the years ended December 31, 1997, 1996 and 1995.


                                    -F 8-

                         Summary of Accounting Policies


Allowance for Loan Losses

The allowance for loan losses is provided to absorb future loan losses, net of recoveries. The allowance for loan losses is based on estimated losses. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Additions to the allowance are based upon past loan loss experience, the character of the loan portfolio, current economic conditions and other factors which, in management's judgment, should be considered in estimating possible loan losses.

A loan is considered to be impaired when it is probable that the Subsidiary Bank will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. The allowance for loan losses related to loans identified as impaired is primarily based on the excess of the loan's current outstanding principal balance over the estimated fair market value of the related collateral. For impaired loans that are not collateral dependent, the allowance for loan losses is recorded at the amount by which the outstanding recorded principal balance exceeds the current best estimate of the future cash flows on the loan, discounted at the loan's effective interest rate.

Income Taxes

Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."



                                   CSB Bancorp
                        Citizens State Bank of Petersburg

                   Notes to Consolidated Financial Statements



1. Restrictions on Cash and Due From Banks

The Subsidiary Bank is required to maintain an average reserve balance on hand and with the Federal Reserve Bank. The amount of the required reserve balance at December 31, 1997, is approximately $339,000.

2. Debt and Equity Securities

Debt and equity securities have been classified in the consolidated balance sheet according to management's intent. The carrying amount of securities and their approximate fair values at December 31 were as follows:


                                    -F 9-


1997                                                                            Securities available for sale
----------------------------------------------------------------------- ----------------------------------------------
                                                                                             U.S.
                                                                                           Treasury
                                                                                          and Agency      State and
                                                                             Equity       Securities      Municipal
                                                                           Securities                     Securities
----------------------------------------------------------------------- - -------------  ------------- - -------------
Amortized cost                                                                 358 100        748 862          49 854
Gross unrealized gains                                                              --         10 591             165
Gross unrealized losses                                                             --            --               --
----------------------------------------------------------------------- - -------------  ------------- - -------------

Fair value                                                                     358 100        759 453          50 019
======================================================================= = =============  ============= = =============



1997                                                                               Securities held to maturity
---------------------------------------------------------------------------- -----------------------------------------
                                                                                   Municipal        Other Securities
                                                                                  Securities
---------------------------------------------------------------------------- - ------------------ - ------------------

Amortized cost                                                                         4 828 781            5 972 384
Gross unrealized gains                                                                   154 357               21 812
Gross unrealized losses                                                                    4 750                7 733
---------------------------------------------------------------------------- - ------------------ - ------------------

Fair value                                                                             4 978 388            5 986 463
============================================================================ = ================== = ==================


1996                                                                              Securities available for sale
---------------------------------------------------------------------------- -----------------------------------------
                                                                                                      U.S. Treasury
                                                                               Equity Securities       and Agency
                                                                                                       Securities
---------------------------------------------------------------------------- - ------------------ - ------------------

Amortized cost                                                                           403 427              200 135
Gross unrealized gains                                                                        --                  521
Gross unrealized losses                                                                      302                    --
---------------------------------------------------------------------------- - ------------------ - ------------------

Fair value                                                                               403 125              200 656
============================================================================ = ================== = ==================


1996                                                                               Securities held to maturity
---------------------------------------------------------------------------- -----------------------------------------
                                                                                   State and
                                                                                   Municipal        Other Securities
                                                                                  Securities
---------------------------------------------------------------------------- - ------------------ - ------------------

Amortized cost                                                                         4 064 422            7 149 855
Gross unrealized gains                                                                    52 861               15 232
Gross unrealized losses                                                                       --                4 451
---------------------------------------------------------------------------- - ------------------ - ------------------

Fair value                                                                             4 117 283            7 160 636
============================================================================ = ================== = ==================

                                    -F 10-

Equity securities consist of a restricted security, Federal Home Loan Bank stock.

The scheduled maturities of debt securities held to maturity and debt securities available for sale at December 31, 1997, was as follows:

1997                                                                              Securities available for sale
---------------------------------------------------------------------------- -----------------------------------------
                                                                                Amortized Cost            Fair
                                                                                                          Value
---------------------------------------------------------------------------- - ------------------ - ------------------

Due from one year to five years                                                          798 717              809 472
---------------------------------------------------------------------------- - ------------------ - ------------------

                                                                                         798 717              809 472
============================================================================ = ================== = ==================


1997                                                                               Securities held to maturity
---------------------------------------------------------------------------- -----------------------------------------
                                                                                Amortized Cost            Fair
                                                                                                          Value
---------------------------------------------------------------------------- - ------------------ - ------------------

Due in one year or less                                                                1 243 727            1 246 835
Due from one year to five  years                                                       4 037 775            4 068 449
Due from five to ten years                                                             2 951 606            2 989 571
Due after ten years                                                                    2 568 057            2 659 996
---------------------------------------------------------------------------- - ------------------ - ------------------

                                                                                      10 801 165           10 964 851
============================================================================ = ================== = ==================

Securities, carried at approximately $200,000 at December 31, 1997 and 1996, were pledged to secure public deposits and for other purposes required or permitted by law.


3. Loans

Loans consisted of the following at December 31:

                                                                                  1997                    1996
---------------------------------------------------------------------- --- -------------------- -- -------------------

Real estate                                                             $           21 889 837  $          20 189 200
Commercial                                                                          11 406 706             12 131 751
Installment                                                                         14 345 717             11 734 484
Unearned interest
  income                                                                             (788 236)              (809 915)
---------------------------------------------------------------------- --- -------------------- -- -------------------
                                                                                    46 854 024             43 245 520
Less allowance for  loan losses                                                    (1 161 145)              (616 081)
---------------------------------------------------------------------- --- -------------------- -- -------------------

Total                                                                   $           45 692 879  $          42 629 439
====================================================================== === ==================== == ===================


                                    -F 11-

Non-accrual loans totaled $680,224 and $614,954 for the years ended December 31, 1997 and 1996, respectively.

Loans are placed on non-accrual status when, in the opinion of management, the collectibility of principal and interest is considered doubtful. Additional interest that would have been earned in 1997 had the loans classified as non-accrual remained at original terms is immaterial.

4. Allowance for Loan Losses

The allowance for loan losses is based on estimated losses. In the opinion of management, the allowance for loan losses at December 31, 1997, was adequate to absorb anticipated loan losses that may be incurred in the collection of the present loan portfolio. It is at least reasonably possible that ultimate losses in the near term may vary materially from these estimates.

Activity in the allowance for loan losses account was as follows for the years ended December 31:

                                                                                      1997                 1996
------------------------------------------------------------------------------  ------------------ - -----------------
Balance, at January 1                                                                     616 081             659 186
Addition - provision charged  to operations                                               808 000             135 000
------------------------------------------------------------------------------  ------------------ - -----------------
                                                                                        1 424 081             794 186
------------------------------------------------------------------------------  ------------------ - -----------------
Deduction
  Charge-offs charged  to allowance                                                       347 940             198 546
  Less recoveries                                                                          85 004              20 441
------------------------------------------------------------------------------  ------------------ - -----------------
Net charge-offs                                                                           262 936             178 105
------------------------------------------------------------------------------  ------------------ - -----------------

Balance, at December 31                                                                 1 161 145             616 081
==============================================================================  ================== = =================


                                    -F 12-

5. Premises and Equipment

Premises and equipment consisted of the following at December 31:

                                                                                      1997                 1996
----------------------------------------------------------------------------- - ------------------ - -----------------
Land                                                                                      137 992             137 992
Buildings and improvements                                                                939 236             888 180
Furniture and equipment                                                                 1 029 974             961 522
----------------------------------------------------------------------------- - ------------------ - -----------------
                                                                                        2 107 202           1 987 694
Less accumulated depreciation                                                          (1 322 623)         (1 252 559)
----------------------------------------------------------------------------- - ------------------ - -----------------

Net premises and equipment                                                                784 579             735 135
============================================================================= = ================== = =================


6. Deposits

Deposits consisted of the following at December 31:

                                                                                     1997                 1996
--------------------------------------------------------------------------- - -------------------  -------------------
Demand                                                                                 8 267 972            6 748 637
NOW accounts                                                                           9 386 010            9 126 112
Savings accounts                                                                       4 433 345            4 261 907
Certificates of deposit -  $100,000 and over                                          10 791 324           10 243 477
Other certificates of deposit                                                         34 206 053           33 967 006
--------------------------------------------------------------------------- - -------------------  -------------------
Total deposits                                                                        67 084 704           64 347 139
=========================================================================== = ===================  ===================


7. Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase generally mature within one to ten days from the transaction date.


                                    -F 13-

8. Profit-Sharing Plan

The Subsidiary Bank has a trusteed retirement profit-sharing plan covering substantially all employees. Contributions are based upon a percentage of salaries. Contributions to the plan for 1997, 1996 and 1995 were approximately $37,600, $21,500 and $17,300, respectively.

9. Taxes on Income

Significant components of the provision for income taxes in the consolidated statements of income are as follows:

                                                                                          1997                   1996
------------------------------------------------------------------------- -- ------------------ --- ------------------
Current
  Federal                                                                 $            183 640   $            264 209
  State                                                                                 62 172                100 900
------------------------------------------------------------------------- -- ------------------ --- ------------------

                                                                                       245 812                365 109
Deferred
  Federal                                                                             (163 812)               (21 109)
------------------------------------------------------------------------- -- ------------------ --- ------------------

Total taxes on income                                                     $             82 000   $            344 000
========================================================================= == ================== === ==================


                                    -F 14-

Significant components of deferred tax liabilities and assets consisted of the following at December 31:

                                                                                          1997                   1996
------------------------------------------------------------------------- -- ------------------ --- ------------------
Deferred tax liabilities:
 Depreciation                                                             $            119 629   $            117 500
 Investment security accretion                                                           5 800                  6 700
------------------------------------------------------------------------- -- ------------------ --- ------------------

Total deferred tax liabilities                                                         125 429                124 200
------------------------------------------------------------------------- -- ------------------ --- ------------------

Deferred tax assets:
 Allowance for loan losses                                                           (319 000)              (137 100)
 Employee benefit plans                                                               (66 500)               (82 050)
 Other                                                                                      --                (1 309)
------------------------------------------------------------------------- -- ------------------ --- ------------------

Total deferred tax assets                                                            (385 500)              (220 459)
------------------------------------------------------------------------- -- ------------------ --- ------------------

Net deferred tax asset                                                    $          (260 071)   $           (96 259)
========================================================================= == ================== === ==================


                                    -F 15-

The reconciliation of income tax computed at the federal statutory rate (34 percent) to income tax expense is as follows:

                                                                                       1997
                                                                                      Amount              Percent
------------------------------------------------------------------------------ - ------------------ ------------------
Income tax at statutory rate                                                               133 500               34.0
Increase (decrease) resulting from:
  Tax exempt interest income
  State taxes, net of federal income tax benefit                                            41 000                6.3
  Other - net                                                                               11 800                1.8
------------------------------------------------------------------------------ - ------------------ ------------------

Total taxes on income                                                                       82 000               26.1
============================================================================== = ================== ==================




                                                                                      1996
                                                                                      Amount              Percent
------------------------------------------------------------------------------ - ------------------ ------------------
Income tax at statutory rate                                                               364 000               34.0
Increase (decrease) resulting from:
  Tax exempt interest income                                                               (94 000)              (8.8)
  State taxes, net of federal
   income tax benefit                                                                       66 600                6.2
  Other - net                                                                                7 400                 .7
------------------------------------------------------------------------------ - ------------------ ------------------

Total taxes on income                                                                      344 000               32.1
============================================================================== = ================== ==================

                                    -F 16-

10. Earnings per Common Share

Earnings per common share was computed by dividing net income by the weighted average number of common shares outstanding during the year (160,000 in each year).

11. Commitments, Contingencies and Credit Risk

In the normal course of business, the Subsidiary Bank has outstanding commitments and contingent liabilities, such as pending legal actions and commitments to extend credit, which are not reflected in the financial statements. Management does not expect any material losses to result from these transactions.

Loan commitments and outstanding letters of credit aggregated approximately $2,038,000 at December 31, 1997. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and many require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Subsidiary Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Subsidiary Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income producing commercial properties.

12. Restrictions on Transfer From Subsidiary

The Corporation's subsidiary, Citizens State Bank of Petersburg, is subject to the provisions of the Indiana Financial Institutions Act. The Act provides that the Subsidiary Bank, generally, may not pay cash dividends to the Corporation in excess of its undivided profits, as defined.

13. Related Party Transactions

The Subsidiary Bank has had, and expects to have in the future, transactions in the ordinary course of business with directors, officers, employees and their associates, on the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others, and not involving more than the normal risk of collectibility or presenting other unfavorable features.

At December 31, 1997 and 1996, certain employees, officers, directors and affiliates were indebted to the Subsidiary Bank in the aggregate amount of approximately $1,627,000 and $1,530,000, respectively.


                                    -F 17-

14. Employee Benefit Plans

The Subsidiary Bank maintains a qualified defined benefit pension plan covering substantially all salaried and hourly employees. Benefits are based on years of service and employee compensation during employment. The Subsidiary Bank s funding policy is to contribute annually the amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following table sets forth the plan s funded status at December 31, 1997 and 1996:

                                                                                        1997               1996
--------------------------------------------------------------------------------  ----------------- - ----------------
Actuarial Present Value
  of Benefit Obligations
  Accumulated benefit obligations
      Vested                                                                               534 422            484 144
      Nonvested                                                                              5 502              1 079
--------------------------------------------------------------------------------  ----------------- - ----------------

Accumulated benefit obligation                                                             539 924            485 223
================================================================================  ================= = ================



Projected benefit obligation                                                               596 837            598 185
Plan assets at fair value (primarily listed stock, bonds
  and U.S. Government  obligations)                                                        436 199            432 656
--------------------------------------------------------------------------------  ----------------- - ----------------

Projected benefit obligation over plan assets                                              160 638            165 529
Unrecognized net asset                                                                      29 182             31 674
Unrecognized prior service  cost                                                           (3 105)            (3 319)
Unrecognized net gain (loss)                                                              (58 457)           (93 665)
--------------------------------------------------------------------------------  ----------------- - ----------------

Accrued pension cost included
  in other liabilities                                                                     128 258            100 219
================================================================================  ================= = ================


                                   -F 18-

Net periodic pension cost includes the following components:

                                                                                        1997               1996
--------------------------------------------------------------------------------  ----------------- - ----------------
Service costs                                                                               22 152             22 878
Interest cost                                                                               40 534             40 627
Expected return on plan assets                                                             (35 697)           (34 612)
Net amortization and deferral                                                               (2 492)              (854)
--------------------------------------------------------------------------------  ----------------- - ----------------

Net periodic pension cost                                                                   24 497             28 039
================================================================================  ================= = ================


The weighted average discount rate of 7.0 percent for 1997 and 6.0 percent for 1996, and a rate of increase in future compensation levels of 5.0 percent for 1997 and 6.0 for 1996 were used in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on assets was 8.0 percent for 1997 and 1996.

Citizens State Bank also provides certain medical, dental, life insurance and Medicare Part B reimbursement benefits for retired employees. During 1997, Citizens State Bank has eliminated active employees from its post-retirement benefit plan. Retired employees will continue to receive future benefits from the plan. Presented below is an actuarial calculation of future post-retirement benefits:

                                                                                1997     Curtailment         1996
--------------------------------------------------------------------- - ------------- - -------------- - -------------
Accumulated post-retirement benefit  obligation                       $      145 145  $     (748 774)         893 919
Plan assets at fair value                                                         --               --              --
--------------------------------------------------------------------- - ------------- - -------------- - -------------

Funded status                                                                145 145        (748 774)         893 919

Unrecognized transition obligation                                                --          731 677       (731 677)
--------------------------------------------------------------------- - ------------- - -------------- - -------------

(Accrued)/Prepaid Post Retirement  Benefit Costs                      $      145 145  $      (17 097)         162 242
===================================================================== = ============= = ============== = =============

                                   -F 19-

15. Regulatory Matters

The Subsidiary Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Subsidiary Bank must meet specific capital guidelines that involve quantitative measures of the Subsidiary Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Subsidiary Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Subsidiary Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Subsidiary Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized the Subsidiary Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Subsidiary Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.


                                    -F 20-

The Subsidiary Bank's actual capital amounts and ratios are also presented in the table.


                                                                                                   To Be Well
                                                                      For Capital              Capitalized Under
                                                                        Adequacy               Prompt Corrective
                                             Actual                     Purposes               Action Provisions
                                  - ------------------------- - ------------------------- - -------------------------
As of December 31, 1997                 Amount         %            Amount         %            Amount         %
--------------------------------- - --------------- --------- - --------------- --------- - --------------- ---------
Total Capital
  (to Risk-Weighted Assets)       $      9 292 000      20.7  $      3 584 000       8.0  $      4 480 300      10.0

Tier I Capital
  (to Risk-Weighted Assets)              8 725 000      19.4         1 792 000       4.0         2 688 000       6.0

Tier I Capital
  (to Average Assets)                    8 725 000      11.3         3 079 500       4.0         3 849 400       5.0

As of December 31, 1996
--------------------------------- - --------------- --------- - --------------- --------- - --------------- ---------
Total Capital                     $      9 359 500     22.75  $      3 290 000       8.0  $      4 112 500      10.0
  (to Risk-Weighted Assets)

Tier I Capital                           8 844 200     21.50         1 645 000       4.0         2 467 500       6.0
  (to Risk-Weighted Assets)

Tier I Capital                           8 844 200      12.0         2 957 000       4.0         3 695 800       5.0
   (to Average Assets)

16. Disclosures About Fair Value of Financial Instruments

The following tables reflect a comparison of the carrying amounts and fair values of financial instruments of the Corporation and its Subsidiary Bank at December 31, 1997 and 1996:


                                     -F 21-


                                                                                    Carrying               Fair
1997                                                                                 Amount                Value
---------------------------------------------------------------------------- --- ---------------- --- ----------------
Financial Assets
  Cash and cash equivalents                                                   $       14 340 190   $       14 340 000
  Interest bearing balances                                                            2 598 000            2 598 000
  Securities available for sale                                                        1 167 572            1 167 572
  Securities held to maturity                                                         10 801 165           10 964 851
  Loans - net                                                                         45 692 879           46 545 000
  Accrued interest receivable                                                            973 491              973 000

Financial Liabilities
  Deposits                                                                          (67 084 704)         (66 766 000)
  Securities sold under
    repurchase agreements                                                              (614 546)            (615 000)
  Accrued interest payable                                                             (260 032)            (260 000)

                                                                                    Carrying               Fair
1996                                                                                 Amount                Value
---------------------------------------------------------------------------- --- ---------------- --- ----------------
Financial Assets
  Cash and cash equivalents                                                   $       16 417 531   $       16 418 000
  Interest bearing balances                                                            1 199 000            1 199 000
  Securities available for sale                                                          603 781              603 781
  Securities held to maturity                                                         11 214 277           11 277 919
  Loans - net                                                                         42 629 439           43 240 000
  Accrued interest receivable                                                            917 759              918 000

Financial Liabilities
  Deposits                                                                          (64 347 139)           63 792 000
  Securities sold under
    repurchase agreements                                                              (560 414)            (560 000)
  Accrued interest payable                                                             (251 523)            (252 000)

                                   -F 22-

For purposes of these fair value disclosures, the following assumptions were used. The fair value for cash and cash equivalents, interest bearing balances, and accrued interest receivable and payable is considered to approximate cost. The fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The fair value for loans is based on estimates of the interest rate that the Subsidiary Bank would charge borrowers for such loans with similar maturities, applied for an estimated time period until the loan is assumed to reprice or be paid. The fair value for demand and savings deposits is based on their carrying value. The fair value for time deposits is based on estimates of the rate that the Subsidiary Bank would pay on such deposits, applied for the time period until maturity. The carrying amounts of securities sold under agreements to repurchase is considered a reasonable estimate of their fair value. The carrying value of off-balance sheet items (zero) is considered to be a reasonable estimate of fair value as these instruments are generally variable rate and short-term in nature, with minimal fees charged. It should be noted the fair values disclosed in this table do not represent market values of all assets and liabilities of the Corporation and, thus, should not be interpreted to represent a market or liquidation value for the Corporation.

                                   -F 23-

17. Merger Transaction

The Board of Directors of the Corporation signed a definitive agreement with German American Bancorp effective December 8, 1997, under which German American would acquire all of the outstanding stock of the Company in exchange for stock of German American Bancorp. German American Bancorp is a $489 million multi-bank holding company located in Jasper, Indiana. The proposed transaction requires approval by regulatory authorities and shareholders of both companies. The proposed transaction is expected to be consummated in 1998, and is expected to be accounted for as a pooling-of-interests.

18. CSB Bancorp (Parent Company Only) Financial Statements


Balance Sheets
December 31,                                                                                 1997            1996
----------------------------------------------------------------------- - -------------  ------------- - -------------
Assets
Cash and equivalents                                                                           11 888          11 551
Investment in Citizens State Bank of Petersburg                                             8 735 480       8 855 201
----------------------------------------------------------------------- - -------------  ------------- - -------------

Total Assets                                                                                8 747 368       8 866 752
======================================================================= = =============  ============= = =============

Stockholders' Equity
Common stock                                                                                4 000 000       4 000 000
Retained earnings                                                                           4 736 612       4 866 533
Net unrealized appreciation on securities available for sale                                   10 756             219
----------------------------------------------------------------------- - -------------  ------------- - -------------

Total Stockholders' Equity                                                                  8 747 368       8 866 752
----------------------------------------------------------------------- - -------------  ------------- - -------------

Total Liabilities and Stockholders' Equity                                                  8 747 368       8 866 752
======================================================================= = =============  ============= = =============


                                    -F 24-

Statements of Income
Years ended December 31,                                                      1997           1996            1995
----------------------------------------------------------------------- - -------------  ------------- - -------------
Income
Dividends from Citizens  State Bank of Petersburg                              440 000        440 000         400 000
Interest income                                                                     --             --           2 237

Expenses
  Other (income) expenses                                                        (337)         31 619          11 286
----------------------------------------------------------------------- - -------------  ------------- - -------------

Income before income taxes and equity in
  undistributed net income of Citizens State Bank of  Petersburg               440 337        408 381         390 951

Income tax benefit                                                                 --              --             --
----------------------------------------------------------------------- - -------------  ------------- - -------------

Income before equity in undistributed net income
  of Citizens State Bank of Petersburg                                         440 337        408 381         390 951

Equity in undistributed net income of Citizens State
  Bank of Petersburg                                                         (130 258)        318 565         326 831
----------------------------------------------------------------------- - -------------  ------------- - -------------

Net Income                                                                     310 079        726 946         717 782
======================================================================= = =============  ============= = =============


Statements of Cash Flows
Years ended December 31,                                                      1997           1996            1995
----------------------------------------------------------------------- - -------------  ------------- - -------------

Cash Flows From Operating Activities
  Cash dividends received                                                      440 000        440 000         400 000
  Cash paid to suppliers and employees                                              --       (31 619)        (11 286)
  Interest received                                                                337             --           2 237
----------------------------------------------------------------------- - -------------  ------------- - -------------

Net cash provided by operating activities                                      440 337        408 381         390 951
----------------------------------------------------------------------- - -------------  ------------- - -------------

Cash Flows From Financing Activities
  Cash dividends paid                                                        (440 000)      (440 000)       (400 000)
----------------------------------------------------------------------- - -------------  ------------- - -------------

Net cash absorbed by financing activities                                    (440 000)      (440 000)       (400 000)
----------------------------------------------------------------------- - -------------  ------------- - -------------

Net Decrease in Cash and Cash Equivalents                                          337       (31 619)         (9 049)

Cash and Cash Equivalents, at beginning of year                                 11 551         43 170          52 219
----------------------------------------------------------------------- - -------------  ------------- - -------------

Cash and Cash Equivalents, at  end of year                                      11 888         11 551          43 170
======================================================================= = =============  ============= = =============

Reconciliation of Net Income to Net Cash Provided by Operating
Activities
Net income                                                                     310 079        726 947         717 782
----------------------------------------------------------------------- - -------------  ------------- - -------------
Decrease (increase) in:
  Investment in Citizens State Bank of Petersburg                              130 258      (318 566)       (326 831)
----------------------------------------------------------------------- - -------------  ------------- - -------------

Net Cash Provided by  Operating Activities                                     440 337        408 381         390 951
======================================================================= = =============  ============= = =============


                                      -F 25-

                        INDEX TO FSB FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS:                                           Page No.


    Independent Auditors' Report                                         F 27

    Consolidated Balance Sheets
     as of September 30, 1997 and 1996 (unaudited)                       F 28

    Consolidated Statements of Operations for the Years
    Ended September 30, 1997 and 1996 (unaudited)                        F 29

    Consolidated Statements of Cash Flows for the
    Years Ended September 30, 1997 and 1996 (unaudited)                  F 30

    Consolidated Statements of Changes in Shareholders' Equity
    for the Years Ended September 30, 1997 and 1996 (unaudited)          F 31

    Notes to Consolidated Financial Statements                           F 32

UNAUDITED FINANCIAL STATEMENTS:

    Consolidated Balance Sheets
    as of December 31, 1997 and September 30, 1997                       F 42

    Consolidated Statements of Income for the
    Three Months Ended December 31, 1997 and 1996                        F 43

    Consolidated Statements of Cash Flows for the
    Three Months Ended December 31, 1997 and 1996                        F 44

    Note to Consolidated Financial Statements                            F 45






                                     -F 26-

                                          REPORT OF INDEPENDENT AUDITORS




Board of Directors and Shareholders
FSB Financial Corporation
Francisco, Indiana


We have audited the accompanying consolidated balance sheet of FSB Financial Corporation as of September 30, 1997, and the related consolidated statements of operations, cash flows, and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FSB Financial Corporation as of September 30, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


                                             /s/ Crowe, Chizek and Company LLP

                                             Crowe, Chizek and Company LLP

Indianapolis, Indiana
January 13, 1998, except for Note 12,
as to which the date is January 30, 1998



                                     -F 27-

                            FSB FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                           September 30, 1997 and 1996

--------------------------------------------------------------------------------


                                                                                 (Unaudited)
                                                                   1997             1996

ASSETS
Cash and due from banks                                       $    667,753    $    519,618
Federal funds sold                                               1,275,000          75,000
                                                              ------------    ------------
    Cash and cash equivalents                                    1,942,753         594,618
Interest bearing balances with financial institutions               50,000          50,000
Securities available for sale, at fair value                       300,179         300,328
Securities held to maturity, at cost (fair value $2,317,744
  and $2,937,661 at September 30, 1997 and 1996)                 2,324,673       2,967,494
Federal Home Loan Bank stock, at cost                               48,000            --
Loans                                                           10,519,754      10,394,275
Allowance for loan losses                                         (102,962)        (83,029)
                                                              ------------    ------------
    Net loans                                                   10,416,792      10,311,246
Premises and equipment, net                                        362,276         157,939
Accrued interest receivable and other assets                       254,766         221,062

                                                              $ 15,699,439    $ 14,602,687
                                                              ============    ============


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
    Deposits
       Non-interest bearing deposits                          $  1,786,268    $  1,762,532
       Interest bearing deposits                                12,317,711      10,835,300
                                                              ------------    ------------
          Total deposits                                        14,103,979      12,597,832
    Federal funds purchased                                           --           375,000
    Accrued interest payable and other liabilities                 114,356          92,836
                                                              ------------    ------------
          Total liabilities                                     14,218,335      13,065,668
                                                              ------------    ------------

Shareholders' equity
    Preferred stock, no par value; 2,000,000 shares
      authorized, no shares issued and outstanding                    --              --
    Common stock, $.01 stated value:  3,000,000 shares
      authorized, 49,000 shares issued, 48,916 and 49,000
      shares outstanding in 1997 and 1996                              490             490
    Additional paid-in capital                                     819,510         819,510
    Retained earnings                                              663,436         716,644
    Unrealized gain on securities available for sale                   188             375
    Treasury stock, at cost:  84 shares in 1997                     (2,520)           --
                                                              ------------    ------------
       Total shareholders' equity                                1,481,104       1,537,019
                                                              ------------    ------------

                                                              $ 15,699,439    $ 14,602,687
                                                              ============    ============

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                     -F 28-

                           FSB FINANCIAL COROPRATION

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     Years ended September 30, 1997 and 1996


                                                                                                    (Unaudited)
                                                                                   1997                1996

Interest income
    Interest and fees on loans                                               $        939,283    $       763,717
    Interest on investment securities
       Taxable                                                                        136,754            189,324
       Non-taxable                                                                     35,821             35,615
    Interest on federal funds sold                                                     30,652             11,677
    Interest on balances with financial institutions                                    2,156              2,601
                                                                             ----------------    ---------------
       Total interest income                                                        1,144,666          1,002,934
Interest expense
    Interest on deposits                                                              539,118            453,075
    Interest on federal funds purchased                                                 1,290              7,529
                                                                             ----------------    ---------------
       Total interest expense                                                         540,408            460,604
                                                                             ----------------    ---------------
Net interest income                                                                   604,258            542,330
Provision for loan losses                                                              67,988             58,130
                                                                             ----------------    ---------------
Net interest income after provision for loan losses                                   536,270            484,200

Non-interest income
    Service charges on deposit accounts                                                78,276             68,807
    Securities gains                                                                      520                125
    Other income                                                                       17,465             10,860
                                                                             ----------------    ---------------
       Total non-interest income                                                       96,261             79,792
Non-interest expenses
    Salaries and employee benefits                                                    359,186            297,838
    Occupancy and equipment expense                                                    92,508             87,259
    Data processing expense                                                            57,170             58,388
    Other operating expenses                                                          174,219            139,630
                                                                             ----------------    ---------------
       Total non-interest expense                                                     683,083            583,115
                                                                             ----------------    ---------------

Loss before income taxes                                                              (50,552)           (19,123)

Provision for income taxes                                                             (9,594)            (3,423)
                                                                             ----------------    ---------------

Net loss                                                                     $       (40,958)    $       (15,700)
                                                                             ===============     ================

Net loss per share                                                           $          (.84)    $          (.32)
                                                                             ===============     ===============

Weighted average common shares outstanding                                             48,984             49,000
                                                                             ================    ===============

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                     -F 29-

                           FSB FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years ended September 30, 1997 and 1996

                                                                                                   (Unaudited)
                                                                                   1997                1996

Cash flows from operating activities:
    Net loss                                                                 $        (40,958)   $       (15,700)
    Adjustments to reconcile net loss to net cash
      from operating activities:
       Depreciation                                                                    35,340             21,285
       Provision for loan losses                                                       67,988             58,130
       Securities gains                                                                  (520)              (125)
       Net amortization/(accretion) on securities                                      (3,666)            (6,856)
       Amortization of organization costs                                               6,072              6,070
       Change in accrued interest receivable and other assets                         (39,776)           (17,802)
       Change in accrued interest payable and other liabilities                        21,520               (565)
                                                                             ----------------    ---------------
          Net cash from operating activities                                           46,000             44,437

Cash flows from investing activities:
    Property and equipment expenditures                                              (239,677)           (80,528)
    Loans made to customers and principal collections thereon                        (173,534)        (4,456,206)
    Proceeds from maturities of securities available for sale                               -            500,000
    Proceeds from maturities and principal paydowns
      of securities held to maturity                                                  671,969          1,102,574
    Purchases of securities held to maturity                                          (25,000)           (25,000)
    Purchase of Federal Home Loan Bank stock                                          (48,000)                 -
                                                                             ----------------    ---------------
       Net cash from investing activities                                             185,758         (2,959,160)

Cash flows from financing activities:
    Net change in deposit accounts                                                  1,506,147          2,392,428
    Net change in federal funds purchased                                            (375,000)           375,000
    Dividends paid                                                                    (12,250)           (12,250)
    Purchase treasury stock                                                            (2,520)                 -
                                                                             ----------------    ---------------
       Net cash from financing activities                                           1,116,377          2,755,178
                                                                             ----------------    ---------------

Net change in cash and cash equivalents                                             1,348,135           (159,545)

Cash and cash equivalents at beginning of year                                        594,618            754,163
                                                                             ----------------    ---------------

Cash and cash equivalents at end of year                                     $      1,942,753    $       594,618
                                                                             ================    ===============

Cash paid during the period for:
    Interest                                                                 $        527,995    $       454,985
    Income taxes paid (refunded)                                                            -             (3,423)


                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                     -F 30-

                            FSB FINANCIAL CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                     Years ended September 30, 1997 and 1996

                                                                                                       Unrealized
                                                                                                         Gain
                                                              Additional                             on Securities         Total
                                              Common          Paid-in        Retained      Treasury    Available       Shareholders'
                                              Stock          Capital        Earnings        Stock        for Sale         Equity

Balances at October 1, 1995 (unaudited)     $      490     $    819,510    $   744,594     $     -     $   324          $ 1,564,918

Net loss                                                                       (15,700)                                     (15,700)
Cash dividends ($.25 per share)                                                (12,250)                                     (12,250)
Change in unrealized gain
  on securities                                                                                              51                  51
                                            -----------    -------------    -----------     -------    --------          -----------

Balances at September 30, 1996
  (unaudited)                                      490           819,510        716,644           -         375           1,537,019

Net loss                                                                        (40,958)                                    (40,958)
Cash dividends ($.25 per share)                                                 (12,250)                                    (12,250)
Purchase treasury shares (84 shares)                                                         (2,520)                         (2,520)
Change in unrealized gain
  on securities                                                                                            (187)               (187)
                                            -----------    -------------    -----------     -------    --------          -----------

Balance at September 30, 1997               $       490    $     819,510    $   663,436     $(2,520)         188         $ 1,481,104
                                            ===========     ============    ===========     ========   =========          ==========




                                     -F 31-

                            FSB FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 1997 and 1996

                                (Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of FSB Financial Corporation (Company) and its wholly-owned subsidiary, FSB Bank (Bank). All significant intercompany transactions have been eliminated in consolidation.

Description of Business: FSB Financial Corporation generates consumer, mortgage, and commercial loans and receives deposits from customers located primarily in Gibson county and surrounding Indiana counties. The majority of the Company's loans are secured by specific items of collateral including consumer assets, real property and business assets.


Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates. Estimates that are more susceptible to change in the near term include the allowance for loan losses and fair values of financial instruments.


Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods. The Company reports net cash flows for customer loan transactions, deposit transactions, and deposits made with other institutions.

Securities: Securities are classified by management at date of purchase as available for sale or held to maturity. Securities classified as available for sale are securities that might be sold in response to changes in interest rates, changes in prepayment risk, or other similar factors, and which are carried at fair value. The unrealized gain/(loss) on securities available for sale is reflected as a separate component of shareholders= equity, net of tax. Securities classified as held to maturity are securities that the Company has both the ability and positive intent to hold to maturity and are carried at amortized cost (cost adjusted for amortization of premium or accretion of discounts). Interest income on securities is recognized using the level yield basis. Gains and losses on sales of securities are computed on a specific identification basis.

Loans: Loans are reported at the principal balance outstanding, net of deferred loan fees and costs, the allowance for loan losses, and charge-offs. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days. Interest received on such loans is recognized on the cash basis or reported as principal reductions.

                                     -F 32-

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan=s existing rate. Loans are evaluated for impairment when payments are delayed, typically 90 days or more.

Premises and Equipment: Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to operating expense over the useful lives of assets and is computed primarily on the straight-line method. Maintenance and repairs are charged to operations as incurred. Improvements are capitalized and disposals are recorded in the year sold or abandoned.

Income Taxes: Deferred tax liabilities and assets are determined at each balance sheet date. They are measured by applying enacted tax laws to future amounts that will result from differences in the financial statement and tax basis of assets and liabilities. Recognition of deferred tax assets is limited by the establishment of a valuation reserve unless management concludes that the assets will more likely than not result in future tax benefits to the Company. Income tax expense is the amount paid for the current year income tax liability plus or minus the change in deferred taxes.

Earnings Per Share: Earnings per share is based on the weighted average common shares outstanding.


     Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.


                                     -F 33-

NOTE 2 - SECURITIES

The amortized cost and fair values of securities available for sale are as follows:


                                                               Gross               Gross
                                         Amortized          Unrealized          Unrealized            Fair
                                           Cost                Gains              Losses              Value



U.S. Treasury securities:
September 30, 1997                    $       299,991     $           188    $              -    $       300,179
                                      ===============     ===============    ================    ===============

September 30, 1996 (unaudited)        $       299,953     $           375    $              -    $       300,328
                                      ===============     ===============    ================    ===============


The amortized cost and fair values of securities held to maturity are as follows at September 30:


                                                                       1997
                                                               Gross               Gross
                                         Amortized          Unrealized          Unrealized            Fair
                                           Cost                Gains              Losses              Value

U.S. government agency                $       899,962     $             -   $         (11,031)   $       888,931
State and political subdivisions              584,888                   -                   -            584,888
Mortgage-backed securities                    839,822              12,147              (8,045)           843,924
                                      ---------------     ---------------   -----------------    ---------------

    Totals                            $     2,324,673     $        12,147   $         (19,076)   $     2,317,744
                                      ===============     ===============   =================    ===============



                                                                    (Unaudited)
                                                                       1996
                                                               Gross               Gross
                                         Amortized          Unrealized          Unrealized            Fair
                                           Cost                Gains              Losses              Value


U.S. government agency                $     1,249,882     $           125   $         (28,802)   $     1,221,205
State and political subdivisions              581,487                   -                   -            581,487
Mortgage-backed securities                  1,136,125              15,443             (16,599)         1,134,969
                                      ---------------     ---------------   -----------------    ---------------

    Totals                            $     2,967,494     $        15,568   $         (45,401)   $     2,937,661
                                      ===============     ===============   =================    ===============


                                     -F 34-

The amortized cost and fair value of securities at September 30, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are not due at a specific date and are shown separately.



                                              Available for Sale                       Held to Maturity
                                      Amortized               Fair              Amortized             Fair
                                        Cost                  Value               Cost                Value

Due in one year or less          $        299,991      $        300,179    $       580,043     $       575,483
Due after one year through
  five years                                    -                     -            459,800             453,329
Due after five years through
  ten years                                     -                     -            238,966             238,966
Due after ten years                             -                     -            206,042             206,042
                                 ----------------      ----------------    ---------------     ---------------
Total fixed maturity debt
  securities                              299,991               300,179          1,484,851           1,473,820
Mortgage-backed securities                      -                     -            839,822             843,924
                                 ----------------      ----------------    ---------------     ---------------

                                 $        299,991      $        300,179    $     2,324,673     $     2,317,744
                                 ================      ================    ===============     ===============

Securities gains in 1997 and 1996 (unaudited) were entirely attributable to call premiums on called securities.

At September 30, 1997 and 1996 (unaudited), securities carried at $450,000 were pledged to secure public deposits and for other purposes.

U.S. government agency securities include structured notes with a carrying value of $799,962 and $1,149,882 (unaudited) at September 30, 1997 and 1996.
Seventy-five percent of the September 30, 1997 structured notes outstanding mature in the year ended September 30, 1998.


                                     -F 35-

NOTE 3 - LOANS

Loans are comprised of the following classifications:


                                                                                                    (Unaudited)
                                                                                 1997                  1996

Commercial                                                               $       1,662,309     $       1,784,089
Real estate                                                                      4,553,992             4,221,551
Consumer                                                                         4,281,019             4,366,490
Deferred loan costs                                                                 22,434                22,145
                                                                         -----------------     -----------------

                                                                         $      10,519,754     $      10,394,275
                                                                         =================     =================



There were no impaired loans during the years ended September 30, 1997 or 1996 (unaudited).

Nonperforming loans were as follows at September 30:

                                                                                                    (Unaudited)
                                                                                 1997                  1996

Non-accrual loans                                                        $          87,794     $          48,792
Accruing loans past due greater than 90 days                                        29,390                4,731
Restructured loans                                                                       -                     -
                                                                         -----------------     -----------------

                                                                         $         117,184     $          53,523
                                                                         =================     =================


NOTE 4 - ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses follows:

                                                                                                   (Unaudited)
                                                                                   1997                1996

Beginning balance                                                            $         83,029    $        43,021
Provision for loan losses                                                              67,988             58,130
Losses charged to the allowance                                                       (59,754)           (19,549)
Recoveries credited to the allowance                                                   11,699              1,427
                                                                             ----------------    ---------------

    Ending balance                                                           $        102,962    $        83,029
                                                                             ================    ===============

                                     -F 36-

 NOTE 5 - PREMISES AND EQUIPMENT

A summary of premises and equipment at September 30 follows:

                                                                                                    (Unaudited)
                                                                                   1997                1996

Bank premises                                                              $          428,647    $          267,504
Equipment and furniture                                                               316,516               237,982
                                                                           ------------------    ------------------
    Total                                                                             745,163               505,486
Less accumulated depreciation                                                        (382,887)             (347,547)
                                                                           ------------------    ------------------

    Total premises and equipment, net                                      $          362,276    $          157,939
                                                                           ==================    ==================


NOTE 6 - DEPOSITS

Certificates of deposit in denominations of $100,000 or more as of September 30, 1997 and 1996 were $2,487,445 and $1,677,688 (unaudited), respectively.

At year-end 1997, interest bearing deposits include time deposits with stated maturities as follows:

                  1998                                $        4,732,022
                  1999                                         1,645,771
                  2000                                           656,717
                  2001                                         1,602,470
                  2002                                           371,267
                                                      ------------------
                                                      $        9,008,247


NOTE 7 - BENEFIT PLANS

The Bank maintains a simplified employee pension plan for all active employees. Employees are eligible for participation in the plan after six months of service. Contributions are made annually by the Bank at a minimum of 8% of annual compensation. Contributions provided for the plan and charged to operations totaled $20,266 and $18,003 (unaudited) in 1997 and 1996.




                                     -F 37-

NOTE 8 - INCOME TAXES

An analysis of the components of income taxes follows:

                                                                                                    (Unaudited)
                                                                                   1997                1996

Current income taxes                                                         $         (9,594)   $        (3,701)
Deferred income taxes                                                                       -                278
                                                                             ----------------    ---------------

    Total income taxes (benefit)                                             $         (9,594)   $        (3,423)
                                                                             ================    ===============


The difference between the financial statement tax provision and amounts computed by applying the federal income tax rate of 34% to pretax income is reconciled as follows:


                                                                                                    (Unaudited)
                                                                                   1997                1996

Computed expected provision                                                  $        (17,188)   $        (6,502)
Tax effect of:
    Tax-exempt interest income                                                        (12,179)           (12,109)
    Non-deductible interest expense                                                     1,395              1,243
    State income tax, net                                                                   -              1,609
    Effect of graduated rates and other items                                          18,378             12,336
                                                                             ----------------    ---------------

       Applicable income tax                                                 $         (9,594)   $        (3,423)
                                                                             ================    ===============


The net deferred tax asset is comprised of the following components:

                                                                                                   (Unaudited)
                                                                                   1997                1996

Deferred tax assets:
    Allowance for loan losses                                                $         14,304    $         9,874
    Accrued expenses                                                                   18,750             13,982
    Other                                                                                 570                483
                                                                             ----------------    ---------------
                                                                                       33,624             24,339

Deferred tax liabilities:
    Accrued income and prepaid expenses                                               (47,460)           (38,733)
    Deferred loan costs                                                                (4,986)            (4,922)
    Other                                                                                (992)              (498)
                                                                             ----------------    ---------------
                                                                                      (53,438)           (44,153)

Valuation allowance                                                                         -                  -
                                                                             ----------------    ---------------

    Net deferred tax liability                                               $        (19,814)   $       (19,814)
                                                                             ================    ===============


The Company files tax returns on a calendar year basis. As a result of tax returns filed through December 31, 1996, the Company had $46,064 of state tax net operating loss carryforwards expiring in the year 2011.

                                     -F 38-

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company, in the ordinary course of business, has loans, commitments and contingent liabilities, such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying consolidated balance sheets. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial guarantees is represented by the contractual amounts of those instruments. The Company uses the same credit policy to make such commitments as it uses for on-balance-sheet items.

The contractual amount of these financial instruments are summarized as follows:

                                                                    (Unaudited)
                                                   1997                1996

Commitments to extend credit              $     410,728        $     238,979

The commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established under the contract. Generally, such commitments are for no more than one year, and most are variable rate contracts. These commitments are primarily overdraft protection, and commercial lines of credit.

Since many commitments expire without being used, the amounts do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items.


NOTE 10 - RELATED PARTY TRANSACTIONS

Certain directors, officers and principal shareholders of the Company were also customers of the Bank. The aggregate amount of loans to these persons totaled $462,976 and $409,259 (unaudited) at September 30, 1997 and 1996.

Related party deposits totaled $255,427 and $186,734 (unaudited) at year-end 1997 and 1996.

                                     -F 39-

NOTE 11 - REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At year end 1997, actual Bank capital levels (in thousands) and minimum required levels were:


                                                                                             Minimum Required
                                                             Minimum Required             To Be Well Capitalized
                                                                For Capital               Under Prompt Corrective
                                 Actual                      Adequacy Purposes              Action Regulations
                           Amount        Ratio              Amount       Ratio               Amount       Ratio

Total Capital (to Risk
  Weighted Assets)       $     1,544     15.5%            $       798    8.0%             $       998     10.0%

Tier I Capital (to Risk
  Weighted Assets)       $     1,441     14.4%            $       399    4.0%             $       599     6.0%

Tier 1 Capital (to
  Average Assets)        $     1,441       9.3%           $       619    4.0%             $       774     5.0%


At year-end 1997 the Bank was categorized as well capitalized.


The Company's primary source of funds with which to pay dividends is the subsidiary bank. The Bank's ability to pay dividends is limited by Indiana state banking regulations. Among other restrictions, the Bank may not pay dividends in excess of the retained net income of the current and previous two calendar years without prior regulatory approval. As of September 30, 1997, the Bank was required to obtain prior regulatory approval before payment of dividends.



                                     -F 40-

                            FSB FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 1997 and 1996


NOTE 12 -- FAIR VALUES OF FINCIAL INSTRUMENTS

The estimated year-end fair values of financial instruments were:

                                                                                              (Unaudited)
                                                             1 9 9 7                            1 9 9 6
                                                             -------                            -------

                                                   Carrying            Fair           Carrying            Fair
                                                    Amount             Value           Amount             Value
                                                    ------             -----           ------             -----
Financial assets
    Cash and cash equivalents                   $    1,943,000   $     1,943,000   $      595,000   $       595,000
    Interest bearing balances                           50,000            50,000           50,000            50,000
    Securities available-for-sale                      300,000           300,000          300,000           300,000
    Securities held-to-maturity                      2,325,000         2,318,000        2,967,000         2,938,000
    Loans, net                                      10,417,000        10,586,000       10,311,000        10,357,000
    Accrued interest receivable                        183,000           183,000          194,000           194,000

Financial liabilities
    Deposits                                       (14,104,000)      (14,243,000)     (12,598,000)      (12,713,000)
    Federal funds purchased                                  -                 -         (375,000)         (375,000)
    Accrued interest payable                           (78,000)          (78,000)         (65,000)          (65,000)

Off-balance-sheet assets (liabilities)                       -                 -                -                 -


For purposes of these fair value disclosures, the following assumptions were used. The fair value for cash and cash equivalents, interest bearing balances, and accrued interest receivable and payable is considered to approximate cost. The fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The fair value for loans is based on estimates of the interest rate that the Company would charge borrowers for such loans with similar maturities, applied for an estimated time period until the loan is assumed to reprice or be paid. The fair value for demand and savings deposits is based on their carrying value. The fair value for time deposits is based on estimates of the rate that the Company would pay on such deposits, applied for the time period until maturity. The carrying amounts of federal funds purchased is a reasonable estimate of their fair value. The carrying value of off-balance sheet items (zero) is considered to be a reasonable estimate of fair value as these instruments are generally variable rate and short-term in nature, with minimal fees charged.


NOTE 13 -- SUBSEQUENT EVENT

The Board of Directors of the Company signed a definitive agreement with German American Bancorp effective January 30, 1998 under which German American would acquire all of the outstanding stock of the Company. German American Bancorp is a $489 million multi-bank holding company located in Jasper, Indiana. Under terms  of  the  agreement,  all  outstanding  common  shares  of  FSB  Financial
Corporation will be exchanged for German American common shares valued at approximately 1.5 times the book value of the Company plus or minus certain adjustments. The proposed transaction requires approval by regulatory authorities and shareholders of both companies. The proposed transaction is expected to be consummated in early 1998 and is expected to be accounted for as a pooling-of-interests.


                                     -F 41-

                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                    December 31, 1997 and September 30, 1997


                                                                            December 31,          September 30,
                                                                                1997                  1997

ASSETS
Cash and due from banks                                                  $         695,159     $         667,753
Federal funds sold                                                               2,215,000             1,275,000
                                                                         -----------------     -----------------
    Cash and cash equivalents                                                    2,910,159             1,942,753
Interest bearing balances with financial institutions                                    -                50,000
Securities available for sale, at fair value                                             -               300,179
Securities held to maturity, at cost                                             2,160,427             2,324,673
Federal Home Loan Bank stock, at cost                                               48,000                48,000
Loans                                                                           10,079,461            10,519,754
Allowance for loan losses                                                          (79,742)             (102,962)
                                                                         -----------------     -----------------
    Net loans                                                                    9,999,719            10,416,792
Premises and equipment, net                                                        353,807               362,276
Accrued interest receivable and other assets                                       290,149               254,766
                                                                          ----------------     -----------------

                                                                                15,762,261     $      15,699,439
                                                                         =================     =================


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
    Deposits
       Non-interest bearing deposits                                     $       1,713,973     $       1,786,268
       Interest bearing deposits                                                12,458,561            12,317,711
                                                                         -----------------     -----------------
          Total deposits                                                        14,172,534            14,103,979
    Accrued interest payable and other liabilities                                 114,240               114,356
          Total liabilities                                                     14,286,774            14,218,335
                                                                         -----------------     -----------------

Shareholders' equity
    Preferred stock, no par value; 2,000,000 shares
      authorized, no shares issued and outstanding                                       -                     -
    Common stock, $.01 stated value:  3,000,000 shares
      authorized, 49,000 shares issued, 48,916
      shares outstanding                                                               490                   490
    Additional paid-in capital                                                     819,510               819,510
    Retained earnings                                                              658,007               663,436
    Unrealized gain on securities available for sale                                     -                   188
    Treasury stock, at cost:  84 shares                                             (2,520)               (2,520)
                                                                         -----------------     -----------------
       Total shareholders' equity                                                1,475,487             1,481,104
                                                                         -----------------     -----------------

                                                                                15,762,261     $      15,699,439
                                                                         =================     =================

                                     -F 42-

                           FSB FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                  Three Months Ended December 31, 1997 and 1996


                                                                                   1997                1996
                                                                                   ----                ----

Interest income
   Interest and fees on loans                                               $        229,608    $       235,503
    Interest on investment securities
       Taxable                                                                         28,217             36,537
       Non-taxable                                                                      8,775              8,794
    Interest on federal funds sold                                                     24,324              1,654
    Interest on balances with financial institutions                                      530                550
                                                                             ----------------    ---------------
       Total interest income                                                          291,454            283,038
Interest expense
    Interest on deposits                                                              148,718            126,586
    Interest on federal funds purchased                                                     -                971
                                                                             ----------------    ---------------
       Total interest expense                                                         148,718            127,557
                                                                             ----------------    ---------------
Net interest income                                                                   142,736            155,481
Provision for loan losses                                                               4,263             42,342
                                                                             ----------------    ---------------
Net interest income after provision for loan losses                                   138,473            113,139

Non-interest income
    Service charges on deposit accounts                                                18,418             20,750
    Securities losses                                                                     (20)                 -
    Other income                                                                        7,506              4,665
                                                                             ----------------    ---------------
       Total non-interest income                                                       25,904             25,415
Non-interest expenses
    Salaries and employee benefits                                                     90,427             89,045
    Occupancy and equipment expense                                                    27,994             15,183
    Data processing expense                                                            13,799             17,413
    Other operating expenses                                                           37,586             43,375
                                                                             ----------------    ---------------
       Total non-interest expense                                                     169,806            165,016
                                                                             ----------------    ---------------

Loss before income taxes                                                               (5,429)           (26,462)

Provision for income taxes                                                                  -             (9,594)
                                                                             ----------------    ---------------

Net income (loss)                                                            $         (5,429)   $       (16,868)
                                                                             ================    ===============

Net income (loss) per share                                                  $          (.11)    $          (.34)
                                                                             ===============     ===============

Weighted average common shares outstanding                                             48,916             49,000
                                                                             ================    ===============

                                     -F 43-

                           FSB FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                  Three Months Ended December 31, 1997 and 1996


                                                                                   1997                1996
                                                                                   ----                ----


Cash flows from operating activities:
   Net gain/(loss)                                                          $         (5,429)   $       (16,868)
    Adjustments to reconcile net income to net cash
      from operating activities:
       Depreciation                                                                     9,532              9,110
       Provision for loan losses                                                        4,263             42,342
       Securities (gains)/losses                                                           20                  -
       Net amortization/(accretion) on securities                                        (871)            (1,199)
       Amortization of organization costs                                               1,518              1,518
       Change in accrued interest receivable and other assets                         (36,901)           (52,383)
       Change in accrued interest payable and other liabilities                          (116)            10,260
                                                                             ----------------    ---------------
          Net cash from operating activities                                          (27,984)            (7,220)

Cash flows from investing activities:
    Proceeds from maturities of interest bearing balances                              50,000                  -
    Proceeds from maturities of securities available for sale                         299,971                  -
    Proceeds from maturities and principal paydowns
      of securities held to maturity                                                  165,117            315,980
    Loans made to customers and principal collections thereon                         412,810           (579,021)
    Property and equipment expenditures                                                (1,063)          (153,005)
                                                                             ----------------    ---------------
       Net cash from investing activities                                             926,835           (416,046)

Cash flows from financing activities:
    Net change in deposit accounts                                                     68,555            654,372
    Net change in federal funds purchased                                                   -           (225,000)
                                                                             ----------------    ---------------
       Net cash from financing activities                                              68,555            429,372
                                                                             ----------------    ---------------

Net change in cash and cash equivalents                                               967,406              6,106

Cash and cash equivalents at beginning of period                                    1,942,753            594,618
                                                                             ----------------    ---------------

Cash and cash equivalents at end of period                                   $      2,910,159    $       600,724
                                                                             ================    ===============

Cash paid during the period for:
    Interest                                                                 $        146,710    $       134,441
    Income taxes paid (refunded)                                                            -                  -


                                     -F 44-

                            FSB FINANCIAL CORPORATION

               NOTE TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                December 31, 1997

NOTE 1 -- BASIS OF PRESENTATION

Certain information and footnote disclosures normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles have been condensed or omitted. All adjustments made by management to these unaudited statements were of a normal recurring nature. It is suggested that these consolidated financial statements and notes be read in conjunction with the financial statements and notes thereto in the FSB Financial Corporation September 30, 1997 Financial Statements.


                                     -F 45-

                                   APPENDIX A

     ======================================================================


                      AGREEMENT AND PLAN OF REORGANIZATION


                                  by and among


                                   CSB BANCORP
                             an Indiana corporation,



                      THE CITIZENS STATE BANK OF PETERSBURG
                         an Indiana banking corporation,



                            GERMAN AMERICAN BANCORP,
                             an Indiana corporation,



                      GERMAN AMERICAN HOLDINGS CORPORATION,
                             an Indiana corporation,


                                       and


                              COMMUNITY TRUST BANK
                         an Indiana banking corporation.


     ======================================================================

                                                         Dated: December 8, 1997

                                      -A 1-

                      AGREEMENT AND PLAN OF REORGANIZATION


     THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made December 8, 1997, by and among CSB BANCORP, an Indiana corporation ("CSB"), THE CITIZENS STATE BANK OF PETERSBURG an Indiana banking corporation ("Citizens"), GERMAN AMERICAN BANCORP, an Indiana corporation ("German American"), GERMAN AMERICAN HOLDINGS CORPORATION, an Indiana corporation ("GAHC"), and COMMUNITY TRUST BANK, an Indiana banking corporation ("Community").

                                    Recitals

         A. CSB is a corporation duly organized and existing under the Indiana Business Corporation Law ("IBCL") that is duly registered with the Board of Governors of the Federal Reserve System ("FRB") as a bank holding company under the Bank Holding Company Act of 1956, as amended ("BHC Act"). CSB owns all of the outstanding capital stock of Citizens. The principal place of business of CSB is Petersburg, Pike County, Indiana.

         B. Citizens is a banking corporation duly organized and existing under the Indiana Financial Institutions Act ("IFIA"), chartered by the Indiana Department of Financial Institutions ("DFI"), and a member of the Federal Reserve System with both of its banking offices located in Petersburg, Pike County, Indiana.

         C. German American is a corporation duly organized and existing under the IBCL and is duly registered as a bank holding company under the BHC Act. German American owns all of the outstanding capital stock of GAHC. The principal place of business of German American is Jasper, Dubois County, Indiana.

         D. GAHC is a corporation duly organized and existing under the IBCL and is duly registered as a bank holding company under the BHC Act with its principal place of business in Jasper, Dubois County, Indiana. GAHC owns all of the outstanding common stock of Community.

         E. Community is a banking corporation duly organized and existing under the IFIA, chartered by the DFI, which is not a member of the Federal Reserve System with its principal banking office in Otwell, Pike County, Indiana.

         F. The parties desire to effect a transaction whereby Community will be merged with and into Citizens and simultaneously CSB will be merged with and into GAHC in consideration of the issuance of German American Common Stock.

                                   Agreements

         In consideration of the premises and the mutual terms and provisions set forth in this Agreement, the parties agree as follows.

                                   ARTICLE ONE
                        TERMS OF THE MERGERS AND CLOSING

         Section 1.01. The Holding Company Merger. Pursuant to the terms and provisions of this Agreement, the IBCL and the Plan of Merger attached hereto as Appendix A and incorporated herein by reference (the "Holding Company Plan of Merger"), CSB shall merge with and into GAHC (the "Holding Company Merger") simultaneously with the Bank Merger (as defined below). CSB shall be the "Merging Holding Company" in the

                                      -A 1-

Holding Company Merger and its corporate identity and existence, separate and apart from GAHC, shall cease on consummation of the Holding Company Merger. GAHC shall be the "Surviving Holding Company" in the Holding Company Merger, and its name shall not be changed pursuant to the Holding Company Merger.

          Section 1.02. Effect of the Holding Company Merger. The Holding Company Merger shall have all the effects provided by the IBCL.


         Section 1.03.  The Holding Company Merger - Conversion of Shares.

         (a) At the time of filing with the Indiana Secretary of State of appropriate Articles of Merger with respect to the Holding Company Merger or at such later time as shall be specified by such Articles of Merger (the "Effective Time"):

                  (i) Each of the not more than 160,000 shares of common stock, no par value, of CSB ("CSB Common") that are issued and outstanding immediately prior to the Effective Time shall thereupon and without further action be converted into shares of common stock, $10 par value, of German American ("German American Common") at the Exchange Ratio which shall be calculated as set forth in this Section 1.03(a)(i). CSB's shareholders of record at the Effective Time, for the shares of CSB Common then held by them, respectively, shall be allocated and entitled to receive (upon surrender of certificates representing said shares for cancellation) shares of German American Common, which total number of shares of German American Common shall have a value (as hereinafter determined) of at least $22,750,000 subject, however, to
         (A) the provisions of this Section 1.03(a) with respect to the minimum and maximum number of shares to be exchanged, (B) the provisions of
         Section  1.03(f)  of this  Agreement,  and (C) the  provisions  of this
         Section 1.03(b) with respect to fractional shares. The consideration payable to CSB shareholders hereunder is sometimes hereafter referred to as the "Merger Consideration."

                  For purposes of establishing the number of shares of German American Common into which each share of CSB Common shall be converted at the Effective Time (the "Exchange Ratio"), each share of German American Common shall be valued at the average of the lowest closing asked prices and highest closing bid prices of German American Common as reported by the NASDAQ National Market System for each trading day within the period of thirty consecutive calendar days that ends on the second business day preceding the Closing Date (as defined by Section
         1.09 hereof) (the "Valuation Period"). Such value shall then be divided into the sum of $22,750,000 to establish (to the nearest whole share) the aggregate number of shares of German American Common into which all of the then issued and outstanding shares of CSB Common shall be converted at the Effective Time; provided, however, that in no event shall the total number of shares of German American Common into which the shares of CSB Common shall be converted be more than 1,137,500 shares or fewer than 928,572 shares. Such number of shares of German American Common shall then be divided by the number of shares of CSB Common that are issued and outstanding as of the Effective Time, with the quotient therefrom (carried to the fourth figure past the decimal point) being the Exchange Ratio. The maximum and minimum number of shares of German American Common for which the shares of CSB Common shall be exchanged shall be subject to adjustment in accordance with the provisions of Section 1.03(f) of this Agreement.

                  (ii) The shares of GAHC issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding shares of GAHC.

         (b) No fractional shares of German American Common shall be issued and, in lieu thereof, holders of shares of CSB Common who would otherwise be entitled to a fractional share interest (after taking into account all

                                      -A 2-
shares of CSB Common held by such holder) shall be paid an amount in cash equal to the product of such fractional share and the average of the highest bid and the lowest asked price of a share of German American Common as quoted on the NASDAQ National Market System on the last day of the Valuation Period.

         (c) At the Effective Time, all of the outstanding shares of CSB Common, by virtue of the Holding Company Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of CSB Common (the "Certificates") shall thereafter cease to have any rights with respect to such shares, except the right of such holders to receive, without interest, the Merger Consideration upon the surrender of such Certificate or Certificates in accordance with Section 1.08.

         (d) At the Effective Time, each share of CSB Common, if any, held in the treasury of CSB or by any direct or indirect subsidiary of CSB (other than shares held in trust accounts for the benefit of others or in other fiduciary, nominee or similar capacities) immediately prior to the Effective Time shall be cancelled.

         (e) At the Effective Time, the shares of common stock of Citizens outstanding immediately prior to the Effective Time shall be unchanged by the Holding Company Merger and shall be deemed owned by the Surviving Holding Company.

         (f) If (i) German American shall hereafter declare a stock dividend or other distribution of property or securities (other than a cash dividend and other than the five percent stock dividend declared October 29, 1997, and issuable on December 20, 1997, to shareholders of record on November 28, 1997) upon its shares of common stock or shall subdivide, split up, reclassify or combine its shares of common stock, and (ii) the record date for such transaction is prior to the date on which the Effective Time occurs, appropriate adjustment or adjustments will be made in the maximum and minimum total number of shares of German American Common for which the shares of CSB Common are to be exchanged.

         (g) If any holders of CSB Common dissent from the Holding Company Merger and demand dissenters' rights under the IBCL, any issued and outstanding shares of CSB Common held by such dissenting holders shall not be converted as described in this Section 1.03 but shall from and after the Effective Time represent only the right to receive such consideration as may be determined to be due to such dissenting holders pursuant to the IBCL; provided, however, that each share of CSB Common outstanding immediately prior to the Effective Time and held by a dissenting holder who shall, after the Effective Time, withdraw his demand for dissenters' rights or lose his right to exercise dissenters' rights shall have only such rights as provided under the IBCL.

         Section 1.04. The Bank Merger. Pursuant to the terms and provisions of this Agreement, the IFIA, and the Plan of Merger attached hereto as Appendix B and incorporated herein by reference (the "Bank Plan of Merger"), and simultaneously with the Holding Company Merger, Community shall merge with and into Citizens (the "Bank Merger"). Community shall be the "Merging Bank" in the Bank Merger and its corporate identity and existence, separate and apart from Citizens, shall cease on consummation of the Bank Merger. Citizens shall be the "Surviving Bank" and shall continue its corporate existence under its charter under the provisions of the IFIA and the Bank Merger shall effect no change in the corporate name of Citizens. The Board of Directors of the Surviving Bank immediately after the Effective Time shall consist of the Board of Directors of Citizens (as it is constituted immediately prior to the Effective Time), six representatives of the Board of Directors of Community (as it is constituted immediately prior to the Effective Time but provided that no officers of Community will become members of the Board of Directors of the Surviving Bank), and two representatives of German American (such two representatives are hereinafter referred to as the "German American Representatives").


                                      -A 3-

         Section 1.05. Effect of the Bank Merger. The Bank Merger shall have all of the effects provided by the IFIA. Without limitation of the foregoing, following the Bank Merger, Citizens shall be entitled under the IFIA to all of the rights and benefits, and shall assume under the IFIA all the duties and burdens, of Community under the agreement that is contemplated to be executed between Community and FSB Bank, Francisco, Gibson County, Indiana ("FSB") providing for the merger of FSB with and into Community; provided, however, that the merger consideration to be paid by German American as the ultimate parent of Community in connection with the acquisition of FSB and its parent corporation shall be entirely borne by German American.

         Section 1.06. The Bank Merger - No Conversion of Shares. At the Effective Time, the shares of Citizens that were issued and outstanding immediately prior to the Bank Merger shall continue to be issued and outstanding, and the shares of Community shall be canceled.

     Section 1.07. The Closing. The closing of the Mergers (the "Closing") shall take place at the offices of Leagre Chandler & Millard (or at such other place as the parties may agree) at 9:00 A.M. Eastern Standard Time on the Closing Date described in Section 1.09 of this Agreement.

     Section 1.08.  Exchange Procedures; Surrender of Certificates.

     (a) Fifth Third Bank, Cincinnati, Ohio, shall act as Exchange Agent in the Holding Company Merger (the "Exchange Agent").

     (b) As soon as reasonably practicable but in no event more than five working days after the Effective Time, the Exchange Agent shall mail to each record holder of any Certificate or Certificates whose shares were converted into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as German American may reasonably specify) (each such letter the "Merger Letter of Transmittal") and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. As soon as reasonably practical but in no event more than fifteen days after surrender to the Exchange Agent of a Certificate, together with a Merger Letter of Transmittal duly executed and any other required documents, the Exchange Agent shall transmit to the holder of such Certificate the Merger Consideration. No interest on the Merger Consideration issuable upon the surrender of the Certificates shall be paid or accrued for the benefit of holders of Certificates. If the Merger Consideration is to be issued to a person other than a person in whose name a surrendered Certificate is registered, it shall be a condition of issuance that the surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance shall pay to the Exchange Agent any required transfer or other taxes or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. German American reserves the right in all cases to require that a surety bond on terms and in an amount satisfactory to German American be provided to German American at the expense of the CSB shareholder in the event that such shareholder claims loss of a Certificate and requests that German American waive the requirement for surrender of such Certificate.

         (c) No dividends that are otherwise payable on shares of German American Common constituting the Merger Consideration shall be paid to persons entitled to receive such shares of German American Common until such persons surrender their Certificates. Upon such surrender, there shall be paid to the person in whose name the shares of German American Common shall be issued any dividends which shall have become payable with respect to such shares of German American Common (without interest and less the amount of taxes, if any, which may have been imposed thereon), between the Effective Time and the time of such surrender.


                                      -A 4-

         Section 1.09. The Closing Date. The Closing shall take place on the last business day of the month during which each of the conditions in Sections 6.01(d) and 6.02(d) is satisfied or waived by the appropriate party, or on such later or earlier date as CSB and German American may agree (the "Closing Date"). The parties shall use their best efforts to cause the Effective Time of both Mergers to be as of the first day of the calendar month that follows the month in which the Closing occurs.

         Section 1.10.  Actions At Closing.

         (a)      At the Closing, CSB shall deliver to German American:

                  (i) a certified copy of the Articles of Incorporation and Bylaws of CSB, as amended, and a certified copy of the Articles of Incorporation and Bylaws of Citizens, as amended;

                  (ii) a certificate or certificates signed by the chief executive officer of CSB and Citizens stating, to the best of his knowledge and belief, after due inquiry, that (A) each of the representations and warranties contained in Article Two hereof is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing, and (B) CSB and Citizens have performed and complied in all material respects, unless waived by German American, with all of their obligations and agreements required to be performed hereunder prior to the Closing Date;

                  (iii) certified copies of the resolutions of CSB's Board of Directors and shareholders, approving and authorizing the execution of this Agreement and the Plan of Merger and authorizing the consummation of the Holding Company Merger;

                  (iv) a certified copy of the resolutions of Citizens' Board of Directors and shareholder, as required for valid approval of the execution of this Agreement and the consummation of the Bank Merger;

                  (v) a certificate of the Indiana Secretary of State, dated a recent date, stating that CSB is duly organized and exists under the IBCL;

                  (vi) a certificate of the Indiana Secretary of State, dated a recent date, stating that Citizens is duly organized and exists under the IFIA; and

                  (vii)  the  legal  opinion  of  Krieg  DeVault,   Alexander  &
         Capehart,   counsel  for  CSB  to  the  effect  set  forth  as  Exhibit
         1.10(a)(vii).

         (b) At the Closing, German American shall deliver to CSB:

                  (i) a certificate signed by the Chief Executive Officer of German American stating, to the best of his knowledge and belief, after due inquiry, that (A) each of the representations and warranties contained in Article Three is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing and (B) German American and Community have performed and complied in all material respects, unless waived by CSB with all of its obligations and agreements required to be performed hereunder prior to the Closing Date;

                  (ii) certified copies of the resolutions of German American's and GAHC's Boards of Directors and of German American's (if required by the NASDAQ NMS listing standards) and GAHC's shareholders

                                      -A 5-
          authorizing the execution of this Agreement and the Holding Company Plan of Merger and the consummation of the Holding Company Merger;

                  (iii) a certified copy of the resolutions of Community's Board of Directors and shareholder, as required for valid approval of the execution of this Agreement and the Bank Plan of Merger and the consummation of the Bank Merger;

                  (iv) the legal opinion of Leagre  Chandler & Millard,  counsel
         for  German   American,   in  the  form  attached   hereto  as  Exhibit
         1.10(b)(iv); and

                  (v) certificates of the Indiana Secretary of State, dated a recent date, stating that German American is duly organized and exists under the IBCL and that Community is duly organized and exists under the IFIA.

         (c) At the Closing, the parties shall insert the Exchange Ratio determined in accordance with Section 1.03 of this Agreement into the Holding Company Plan of Merger, and shall execute and/or deliver to one another such Plan of Merger and such other documents and instruments and take such other actions as shall be necessary or appropriate to consummate the Mergers.

                                   ARTICLE TWO
               REPRESENTATIONS AND WARRANTIES OF CSB AND CITIZENS

         CSB and Citizens hereby severally make the following representations and warranties, as applicable to each of them:

         Section 2.01.  Organization and Capital Stock.

         (a) CSB is a corporation duly organized and validly existing under the IBCL and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted.

         (b) Citizens is a banking corporation duly incorporated and validly existing under the IFIA and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted.

         (c) CSB has authorized capital stock of 160,000 shares of CSB Common, all of which shares are duly and validly issued and outstanding, fully paid and non-assessable. None of the outstanding shares of CSB Common has been issued in violation of any preemptive rights of the current or past shareholders of CSB or in violation of any applicable federal or state securities laws or regulations.

         (d) Citizens has authorized capital stock of 40,000 shares of common stock, $25 par value, all of which shares are issued and outstanding ("Citizens Common"). All of such shares of Citizens Common are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of Citizens Common has been issued in violation of any preemptive rights of the current or past shareholders of Citizens or in violation of any applicable federal or state securities laws or regulations.

         (e) There are no shares of capital stock or other equity securities of CSB or Citizens authorized, issued or outstanding (except as set forth in this Section 2.01) and no outstanding options, warrants, rights to subscribe for, calls, puts, or commitments of any character whatsoever relating to, or securities or rights convertible into or

                                      -A 6-
exchangeable for, shares of the capital stock of CSB or Citizens, or contracts, commitments, understandings or arrangements by which CSB or Citizens are or may be obligated to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

         Section 2.02. Authorization; No Defaults. The Boards of Directors of CSB and Citizens have each, by all appropriate action, approved this Agreement, the applicable Plan of Merger and the Merger contemplated thereby and have authorized the execution of this Agreement and the applicable Plan of Merger on their behalf by their duly authorized officers and the performance by CSB and Citizens of its obligations hereunder. Nothing in the Articles of Incorporation or Bylaws of CSB, as amended, or the Articles of Incorporation or Bylaws of Citizens, as amended, or in any material agreement or instrument, or any decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which CSB or Citizens is bound or subject, would prohibit CSB or Citizens from consummating, or would be violated or breached by CSB's or Citizens' consummation of, this Agreement and the Mergers and other transactions contemplated herein on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by CSB and Citizens and constitutes a legal, valid and binding obligation of CSB and Citizens, enforceable against CSB and Citizens in accordance with its terms. Neither CSB nor Citizens is, nor will be by reason of the consummation of the transactions contemplated herein, in material default under or in material violation of any provision of, nor will the consummation of the transactions contemplated herein afford any party a right to accelerate any indebtedness under, CSB's or Citizens' articles of incorporation or bylaws, any material promissory note, indenture or other evidence of indebtedness or security therefor, or any material lease, contract, or other commitment or agreement to which either CSB or Citizens is a party or by which it or its property is bound.

         Section 2.03. Subsidiaries. Except as otherwise disclosed in a confidential writing delivered by CSB and Citizens to German American and executed by all the parties concurrently with the execution of this Agreement (the "Disclosure Schedule") and except for the ownership by CSB of all the capital stock of Citizens, neither CSB nor Citizens has (or has had at any time in the last ten years) any direct or indirect ownership interest in any corporation, partnership, limited liability company, joint venture or other business.

         Section 2.04.  Financial Information.

         (a) CSB has furnished to German American the consolidated balance sheets of CSB as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. Such financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be reflected in the notes thereto), and fairly present the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of CSB in all material respects as of the date and for the period indicated.

         (b) Citizens has furnished to German American its Consolidated Reports of Condition and Income as filed with the FFIEC for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 (the "Call Reports"). The Call Reports were prepared in accordance with the applicable regulatory instructions on a consistent basis with previous such reports, and fairly present the financial position and results of operations of Citizens in all material respects as of the dates and for the periods indicated, subject, however, to normal recurring year-end adjustments, none of which will be material.

         (c) Except as set forth in the Disclosure Schedule, neither CSB nor Citizens has any material liability, fixed or contingent, except to the extent set forth in the financial statements and the Call Reports described in subsections (a) and (b) of this Section 2.04 (collectively, the "CSB Financial Statements") or incurred in the ordinary

                                      -A 7-
course of business since the date of the most recent balance sheet of CSB or Citizens included in the CSB Financial Statements.

         (d) CSB does not engage in the lending business (except by and through Citizens) or any other business or activity other than that which is incident to its ownership of all the capital stock of Citizens, and does not own any investment securities (except the capital stock of Citizens).

         Section 2.05. Absence of Changes. Since December 31, 1996, and except to the extent reflected in the Call Reports, and except for CSB's or Citizens' costs and expenses related to the Holding Company Merger and the Bank Merger, any increases in Citizens' allowance for loan losses (up to $350,000) effected pursuant to Section 4.05 or other discretionary changes to any accruals or balance sheet items of CSB or Citizens requested by German American and agreed to by Citizens, there has not been any material adverse change in the financial condition, the results of operations or the business of CSB or Citizens, taken as a whole.

         Section 2.06. Absence of Agreements with Banking Authorities. Neither CSB nor Citizens is subject to any order (other than orders applicable to bank holding companies or banks generally) and neither is a party to any agreement or memorandum of understanding with any federal or state agency charged with the supervision or regulation of banks or bank holding companies, including without limitation, the Federal Deposit Insurance Corporation (the "FDIC"), the FRB, and the DFI.

         Section 2.07. Tax Matters. CSB and Citizens have filed all federal, state and local tax returns due in respect of any of their respective business, income and properties in a timely fashion and has paid or made provision for all amounts shown due on such returns. All such returns fairly reflect the information required to be presented therein in all material respects. All provisions for accrued but unpaid taxes contained in the CSB Financial Statements were made in accordance with generally accepted accounting principles.

         Section 2.08. Absence of Litigation. Except as set forth in the Disclosure Schedule, there is no material litigation, claim or other proceeding pending or, to the knowledge of CSB, threatened, before any judicial, administrative or regulatory agency or tribunal, to which CSB or Citizens is a party or to which any of their properties are subject.

         Section 2.09.  Employment  Matters.

         (a) Except as set forth in the Disclosure Schedule, neither CSB nor Citizens is a party to or bound by any material contract arrangement or understanding (written or otherwise) for the employment, retention or engagement of any past or present officer, employee, agent, consultant or other person or entity which, by its terms, is not terminable by CSB or Citizens, respectively, on thirty (30) days' written notice or less without the payment of any amount by reason of such termination.

         (b) CSB and Citizens are and have been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and (i) neither CSB nor Citizens is engaged in any unfair labor practice; (ii) there is no unfair labor practice complaint against CSB or Citizens pending or, to the knowledge of CSB, threatened before the National Labor Relations Board; (iii) there is no labor dispute, strike, slowdown or stoppage actually pending or, to the knowledge of CSB, threatened against or directly affecting CSB or Citizens; and (iv) neither CSB nor Citizens has experienced any material work stoppage or other material labor difficulty during the past five years.


                                      -A 8-

         (c) Except as set forth in the Disclosure Schedule, neither the execution nor the delivery of this Agreement, nor the consummation of any of the transactions contemplated hereby, will (i) result in any payment (including without limitation severance, unemployment compensation or golden parachute payment) becoming due to any director or employee of CSB or Citizens from either of such entities, (ii) increase any benefit otherwise payable under any of their employee plans or (iii) result in the acceleration of the time of payment of any such benefit. No amounts paid or payable by CSB or Citizens to or with respect to any employee or former employee of CSB of Citizens will fail to be deductible for federal income tax purposes by reason of Section 280G of the Internal Revenue Code of 1986, as amended ("Code") or otherwise.

         Section 2.10. Reports. Since January 1, 1994 CSB and Citizens have filed all reports, notices and other statements, together with any amendments required to be made with respect thereto, if any, that they were required to file with (i) the Securities and Exchange Commission ("SEC"), (ii) the FRB,
(iii) the FDIC, (iv) the DFI and (v) any other governmental authority with jurisdiction over CSB or Citizens. As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed.

         Section 2.11. Investment Portfolio. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of States and political subdivisions of the United States and other investment securities held by Citizens, as reflected in the Call Reports, are carried on the books of Citizens in accordance with generally accepted accounting principles, consistently applied. Citizens does not engage in activities that would require that it establish a trading account under applicable regulatory guidelines and interpretations.

         Section 2.12. Loan Portfolio. To the knowledge of CSB, all loans and discounts shown in the Call Reports, or which were entered into after September 30, 1997, but before the Closing Date, were and will be made in all material respects for good, valuable and adequate consideration in the ordinary course of the business of Citizens, in accordance in all material respects with Citizens' lending policies and practices unless otherwise approved by Citizens' Board of Directors, and are not subject to any material defenses, set offs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity. To the knowledge of CSB, the notes or other evidences of indebtedness evidencing such loans and all forms of pledges, mortgages and other collateral documents and security agreements are and will be, in all material respects, enforceable, valid, true and genuine and what they purport to be. To the knowledge of CSB, Citizens has complied and will through the Closing Date continue to comply with all laws and regulations relating to such loans, or to the extent there has not been such compliance, such failure to comply will not materially interfere with the collection of any such loan. Except as set forth in the Disclosure Schedule, Citizens has not sold, purchased or entered into any loan participation arrangement except where such participation is on a pro rata basis according to the respective contributions of the participants to such loan amount. Except as set forth in the Disclosure Schedule, CSB has no knowledge that any condition of property in which Citizens has an interest as collateral to secure a loan or that is held as an asset of any trust violates the Environmental Laws (defined in Section 2.15) in any material respect or obligates CSB, or Citizens, or the owner or operator of such property to remedy, stabilize, neutralize or otherwise alter the environmental condition of such property.

         Section 2.13.  ERISA.

         (a)  Except  as  disclosed  in  the  Disclosure  Schedule,   no  person
participates in any "employee welfare benefit plan" or "employee pension benefit plan" (as those terms are respectively defined in Sections 3(1) and 3(2)

                                      -A 9-
of the Employee Retirement Income Security Act of 1974 ("ERISA")), nor may any person reasonably expect to participate in any such plan, in either case, on account of his or her past or present employment with CSB or Citizens. CSB and Citizens do not maintain any retirement or deferred compensation plan, savings, incentive, stock option or stock purchase plan, unemployment compensation plan, vacation pay, severance pay, bonus or benefit arrangement, insurance or hospitalization program or any other fringe benefit arrangements (referred to collectively hereinafter as "fringe benefit arrangements") for any past or present employee, consultant or agent of CSB or Citizens, whether pursuant to contract, arrangement, custom or informal understanding, which does not constitute an "employee benefit plan" (as defined in Section 3(3) of ERISA), except as listed in the Disclosure Schedule.

         (b) During the past sixty months, CSB has not maintained any employee welfare benefit plans or employee pension benefit plans except for plans listed on the Disclosure Schedule. There have been no amendments to any of the employee pension benefit plans, employee welfare benefit plans or fringe benefit arrangements listed on the Disclosure Schedule since December 31, 1994, except as set forth in the Disclosure Schedule.

         (c) To the knowledge of CSB, all employee pension benefit plans, employee welfare benefit plans and fringe benefit arrangements listed on the Disclosure Schedule comply in form and in operation in all material respects with all applicable requirements of law and regulation. To the knowledge of CSB, all employee pension benefit plans maintained by CSB and Citizens comply in form and in operation with all applicable requirements of Sections 401(a) and 401(k) of the Code. To the knowledge of CSB, except as disclosed in the Disclosure Schedule, neither CSB nor Citizens has (i) incurred any liability for tax under
Section 4971 of the Code on account of any accumulated funding deficiency and no plan or arrangement listed in the Disclosure Schedule has incurred any accumulated funding deficiency within the meaning of Section 412 or 418(B) of the Code; (ii) applied for or obtained a waiver by the IRS of any minimum funding requirement under Section 412 of the Code; (iii) become subject to any disallowance of deductions under Sections 419 or 419(A) of the Code; (iv) incurred any liability for excise tax under Sections 4972, 4975, or 4976 of the Code or any liability under Section 406 of ERISA; (v) incurred any liability to the Pension Benefit Guaranty Corporation; (vi) had a reportable event (within the meaning of Section 4043 of ERISA); or (vii) breached any of the duties or failed to perform any of the obligations imposed upon the fiduciaries or plan administrators under Title I or ERISA.

         (d) A true and correct copy of each of the plans and arrangements listed on the Disclosure Schedule as in effect on the date hereof and each trust agreement relating to each such plan and arrangement, has been supplied to German American. A true and correct copy of the annual report (as described in Section 103 of ERISA) most recently filed for each plan listed in the Disclosure Schedule has been supplied to German American, and there have been no material changes in the financial condition in the respective plans from that stated in the annual reports supplied. In the case of any plan or arrangement which is not in written form, the Disclosure Schedule includes an accurate description of such plan or arrangement. CSB and Citizens have provided to German American a description of any liability or contingent liability which may be incurred by CSB or Citizens if any plan or arrangement listed on the Disclosure Schedule (including without limitation the payment by Citizens of premiums for health care coverage for active employees or retirees) were terminated or if CSB or Citizens was to cease its participation therein. To the best of the knowledge of the present non-employee members of the Board of Directors of CSB and of Citizens (without any independent review of the books and records of CSB and Citizens or the making of any other independent inquiry), and to the best of the knowledge of the President of Citizens (after review of the books and records of Citizens but without the obligation to make any further independent inquiry), neither CSB nor Citizens nor any of their affiliates or persons acting on their behalf have made any written or oral promises or statements to employees or retirees who are now living which might reasonably have been construed by them as promising "lifetime" or other vested rights to benefits under any plan or arrangement (other than any employee pension plan disclosed in the Disclosure Schedule) that cannot be unilaterally terminated or modified by Citizens or CSB at their discretion at any time without further obligation.

                                     -A 10-

         (e) Except as disclosed in the Disclosure Schedule, in the case of each plan or arrangement listed in the Disclosure Schedule which is a defined benefit plan (within the meaning of Section 3(35) of ERISA), the net fair market value of the assets held to fund such plan or arrangement equals or exceeds the present value of all accrued benefits thereunder, both vested and nonvested, on a plan continuation basis and as determined in accordance with an actuarial costs method acceptable under section 3(31) of ERISA.

         (f) On a timely basis, CSB and Citizens have made all contributions or payments to or under each plan or arrangement listed in the Disclosure Schedule as required pursuant to each such plan or arrangement, any collective bargaining agreements or other provision for reserves to meet contributions and payments under such plans or arrangements which have not been made because they are not yet due.

         (g) None of the plans or arrangements listed in the Disclosure Schedule owns (or has owned within the past 60 months) any CSB Common or other securities of CSB, Citizens or a related entity.

         Section 2.14. Title to Properties; Insurance. CSB and Citizens have marketable title, insurable at standard rates, free and clear of all liens, charges and encumbrances (except taxes which are a lien but not yet payable and liens, charges or encumbrances reflected in the CSB Financial Statements and easements, rights-of-way, and other restrictions which are not material and, in the case of Other Real Estate Owned, as such real estate is internally classified on the books of Citizens, rights of redemption under applicable law) to all real properties reflected on the CSB Financial Statements as being owned by CSB or Citizens, respectively. All material leasehold interests used by CSB and Citizens in their respective operations are held pursuant to lease agreements which are valid and enforceable in accordance with their terms. Except as set forth in the Disclosure Schedule, all such properties comply in all material respects with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto and there are no condemnation proceedings pending or, to the knowledge of CSB, threatened with respect to such properties. CSB and Citizens have valid title or other ownership or use rights under licenses to all material intangible personal or intellectual property used by CSB and Citizens in their respective business free and clear of any claim, defense or right of any other person or entity which is material to such property, subject only to rights of the licensor pursuant to applicable license agreements, which rights do not materially adversely interfere with the use or enjoyment of such property. All insurable properties owned or held by CSB or Citizens are insured in such amounts, and against fire and other risks insured against by extended coverage and public liability insurance, as is customary with companies of the same size and in the same business.

         Section 2.15.  Environmental Matters.

         (a) As used in this Agreement, "Environmental Laws" means all local, state and federal environmental, health and safety laws and regulations in all jurisdictions in which CSB or Citizens has done business or owned property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act, and the Federal Occupational Safety and Health Act.

         (b) Except as set forth in the Disclosure Schedule, to the knowledge of CSB and Citizens, neither (i) the conduct by CSB and Citizens of operations at any property, nor (ii) any condition of any property owned by CSB or Citizens within the past ten (10) years and used in its business operations, nor (iii) the condition of any property owned by them within the past ten (10) years but not used in their business operations, nor (iv) the condition of any property held by them as a trust asset within the past ten (10) years, violates or violated Environmental Laws in any material respect, and to the knowledge of CSB and Citizens, no condition or event has occurred with respect to any such property that, with notice or the passage of time, or both, would constitute a material violation of Environmental Laws or obligate (or potentially obligate) CSB or Citizens to remedy, stabilize, neutralize or

                                     -A 11-
otherwise alter the environmental condition of any such property. Neither CSB nor Citizens has received any notice from any person or entity that CSB or Citizens or the operation of any facilities or any property owned by either of them, or held as a trust asset, are or were in violation of any Environmental Laws or that either of them is responsible (or potentially responsible) for the cleanup of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

         Section 2.16. Compliance with Law. CSB and Citizens each have all material licenses, franchises, permits and other governmental authorizations that are legally required to enable it to conduct their respective businesses as presently conducted and to their knowledge, are in compliance in all material respects with all applicable laws and regulations, the violation of which would be material.

         Section 2.17. Brokerage. Except as set forth in the Disclosure Schedule, there are no claims, agreements, arrangements, or understandings (written or otherwise) for brokerage commissions, finders' fees or similar compensation in connection with the Mergers payable by CSB or Citizens.

         Section 2.18. Material Contracts. Except as set forth in the Disclosure Schedule, neither CSB nor Citizens is a party to or bound by any oral or written
(i) material agreement, contract or indenture under which it has borrowed or will borrow money (not including federal funds and money deposited, including without limitation, checking and savings accounts, certificates of deposit, money market accounts and other deposit accounts and borrowings from the FHLB and the FRB); (ii) material guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection and guarantees made in the ordinary course of business and letters of credit issued in the ordinary course of business; (iii) contract, arrangement or understanding with any present or former officer, director or shareholder (except for deposit or loan agreements entered into in the ordinary course of business); (iv) material license, whether as licensor or licensee; (v) contract or commitment for the purchase of materials, supplies or other real or personal property in an individual amount in excess of $10,000 or for the performance of services over a period of more than thirty days and involving an individual amount in excess of $25,000; (vi) joint venture or partnership agreement or arrangement; (vii) contract arrangement or understanding with any present or former consultant, advisor, investment banker, broker, attorney or accountant; or (viii) contract, agreement or other commitment not made in the ordinary course of business.

         Section 2.19. Compliance with Americans with Disabilities Act. (a) To the best of CSB's knowledge, CSB and Citizens and their respective properties (including those held by either of them in a fiduciary capacity) are in material compliance with all applicable provisions of the Americans with Disabilities Act (the "ADA"), and (b) no action under the ADA against CSB, Citizens or any of its properties has been initiated nor, to the best of CSB's knowledge, has been threatened or contemplated.

         Section 2.20. Statements True and Correct. None of the information supplied or to be supplied by CSB or Citizens for inclusion in any documents to be filed with the FRB, the SEC, the DFI, the FDIC, or any other regulatory authority in connection with the Mergers will, to the best of the knowledge of CSB or Citizens at the respective times such documents are filed, be false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements therein not misleading.

         Section 2.21. CSB's Knowledge. With respect to representations and warranties herein that are made or qualified as being made "to the knowledge of CSB" or words of similar import, it is understood and agreed that matters within the knowledge of the directors and the Executive Vice President of CSB and the President of Citizens shall be considered to be within the knowledge of CSB.


                                     -A 12-

                                  ARTICLE THREE
                        REPRESENTATIONS AND WARRANTIES OF
                       GERMAN AMERICAN, GAHC AND COMMUNITY

         German American, GAHC and Community hereby severally make the following representations and warranties:





         Section 3.01.  Organization and Capital Stock.

         (a) German American is a corporation duly incorporated and validly existing under the IBCL and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted.

         (b) GAHC is a corporation duly incorporated and validly existing under the IBCL and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. All of the capital stock of GAHC is owned by German American.

         (c) Community is a banking corporation duly incorporated and validly existing under the IFIA and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. All of the capital stock of Community is owned by GAHC.

         (d) German American has authorized capital stock of (i) 20,000,000 shares of German American Common, of which, as of the date of this Agreement, 5,096,209 shares are issued and outstanding (not including an additional approximately 254,810 shares that will be issued and delivered on December 20, 1997, pursuant to German American's annual five percent stock dividend), and
(ii) 500,000 shares of preferred stock, $10.00 par value per share, of which no shares are issued and outstanding. All of the issued and outstanding shares of German American Common are duly and validly issued and outstanding, fully paid and non-assessable.

         (e) GAHC has authorized capital stock of 200,000 shares of common stock, $1 par value, (the "GAHC Common") and 12,000 shares of preferred stock, $1 par value. As of the date of this Agreement 9,999 of the issued and outstanding shares of GAHC Common are duly and validly issued and outstanding, fully paid and non-assessable, and none of the shares of GAHC preferred stock is issued or outstanding.

         (f) Community has authorized capital stock of 4,000 shares of common stock, $25.00 par value per share (the "Community Common"). As of the date of this Agreement, all of the shares of Community Common are duly and validly issued and outstanding, fully paid, and owned by German American.

         (g) The shares of German American Common that are to be issued to the shareholders of CSB pursuant to the Holding Company Merger have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued and outstanding, fully paid and non-assessable.

         Section 3.02. Authorization. The Boards of Directors of German American, GAHC and Community have each, by all appropriate action, approved this Agreement, the applicable Plan of Merger and the Mergers and authorized the execution hereof on their behalf by their duly authorized officers and the performance by each such

                                     -A 13-
entity of its obligations hereunder. Nothing in the Articles of Incorporation or Bylaws of German American, GAHC or Community, as amended, or any other agreement, instrument, decree, proceeding, law or regulation (except for the possible need for approval of the issuance of additional shares pursuant to the Holding Company Merger by the shareholders of German American under the National Market System listing standards of NASDAQ, and except as specifically referred to in or contemplated by this Agreement) by or to which either of them or any of their subsidiaries is bound or subject would prohibit German American, GAHC or Community from entering into and consummating this Agreement and the Mergers on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by German American, GAHC and Community and constitutes a legal, valid and binding obligation of German American, GAHC and Community enforceable against German American, GAHC and Community in accordance with its terms and no other corporate acts or proceedings are required by law to be taken by German American, GAHC or Community to authorize the execution, delivery and performance of this Agreement. Except for any requisite approvals of the FRB, FDIC and DFI, and the SEC's order declaring effective German American's registration statement under the Securities Act of 1933, as amended ("Securities Act") with respect to the Holding Company Merger, no notice to, filing with, authorization by, or consent or approval of, any federal or state regulatory authority is necessary for the execution and delivery of this Agreement or the consummation of the Mergers by German American, GAHC or Community. German American, GAHC and Community are not, nor will any of them by reason of the consummation of the transactions contemplated herein be, in material default under or material violation of any provision of, nor will the consummation the transactions contemplated herein afford any party a right to accelerate any indebtedness under, any of their respective articles of incorporation or bylaws, any material promissory note, indenture or other evidence of indebtedness of security thereof, or any material lease, contract or other commitment or agreement to which any of them is a party or other commitment or agreement to which any of them is a party or by which any of them or their respective property is bound.

         Section 3.03. Subsidiaries. Each of German American's subsidiaries is duly organized and validly existing under the laws of the jurisdiction of its incorporation and has the corporate power to own its respective properties and assets, to incur its respective liabilities and to carry on its respective business as now being conducted.

         Section 3.04. Financial Information. The consolidated balance sheet of German American and its subsidiaries as of December 31, 1996 and related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended together with the notes thereto, included in German American's most recent Annual Report on Form 10-K, as filed with the SEC (the "10-K"), and the unaudited consolidated balance sheets of German American and its subsidiaries as of March 31 and June 30, 1997 and the related unaudited consolidated statements of income, changes in shareholders' equity and cash flows for the periods then ended included in German American's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1997 as filed with the SEC (the "10-Q Reports") (collectively the financial statements and notes thereto included in the 10-Q Reports and the 10-K are sometimes referred to as the "German American Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as disclosed therein) and fairly present the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of German American and its consolidated subsidiaries as of the dates and for the periods indicated
(subject, in the case of interim financial statements, to normal recurring year-end adjustments, none of which will be material).

         Section 3.05. Absence of Changes. Since December 31, 1996 (and except to the extent reflected in the 10-Q Reports), there has not been any material adverse change in the consolidated financial condition or the consolidated results of operations or the business of German American and its subsidiaries, taken as a whole.


                                     -A 14-

         Section 3.06. Reports. Since January 1, 1994 (or, in the case of subsidiaries of German American, the date of acquisition thereof by German American, if later), German American and each of its subsidiaries have filed all reports, notices and other statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC,
(ii) the FRB, (iii) the FDIC, (iv) the DFI, (v) any applicable state securities or banking authorities, and (vi) any other governmental authority with jurisdiction over German American or any of its subsidiaries. As of their respective dates, each of such reports and documents, as amended, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed. None of the information included in such reports or documents was, at their respective dates of filing, false or misleading with respect to any material fact, or omitted to state any material fact necessary in order to make the statements therein not misleading, on a consolidated basis, taking into account the circumstances under which such reports or documents were filed and considering the total mix of information that was at the time publicly available concerning German American and its subsidiaries.

         Section 3.07. Absence of Litigation. There is no material litigation, claim or other proceeding pending or, to the knowledge of German American, threatened, before any judicial, administrative or regulatory agency or tribunal against German American or any of its subsidiaries, or to which the property of German American or any of its subsidiaries is subject, which is required to be disclosed in SEC reports under Item 103 of Regulation S-K, and which has not been so disclosed.

         Section 3.08. Absence of Agreements with Banking Authorities. Neither German American nor any of its subsidiaries is subject to any order (other than orders applicable to bank holding companies or banks generally) or is a party to any agreement or memorandum of understanding with any federal or state agency charged with the supervision or regulation of banks or bank holding companies, including without limitation the FDIC, the DFI and the FRB.

         Section 3.09. Compliance with Law. German American and its subsidiaries have all material licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses as presently conducted and are, and all times while this Agreement is in effect shall be, in compliance in all material respects with all applicable laws and regulations, including, without limitation, all rules, regulations and requirements of the SEC, the violation of which would be material.

                                  ARTICLE FOUR
                          COVENANTS OF CSB AND CITIZENS

         The parties hereto agree that the covenants contained in this Article Four shall be effective from the date hereof through the earlier of the Effective Time or the termination of this Agreement.

         Section 4.01.  Conduct of Business.

         (a) CSB and Citizens shall continue to carry on their respective businesses, and shall discharge or incur obligations and liabilities, only in the ordinary course of business as heretofore conducted and, by way of amplification and not limitation with respect to such obligation, neither CSB nor Citizens will, without the prior written consent of German American:

                  (i) declare or pay any dividend or make any other distribution to shareholders, whether in cash, stock or other property, except as provided in Section 4.09 of this Agreement; or


                                     -A 15-

                  (ii) issue (or agree to issue) any common or other capital stock or any options, warrants or other rights to subscribe for or purchase common or any other capital stock or any securities convertible into or exchangeable for any capital stock; or

                  (iii) directly or indirectly redeem, purchase or otherwise acquire (or agree to redeem, purchase or acquire) (except for shares acquired in satisfaction of a debt previously contracted) any of their own common or any other capital stock; or

                  (iv) effect a split, reverse split, reclassification, or other similar change in, or of, any common or other capital stock or otherwise reorganize or recapitalize; or

               (v) change the Articles of Incorporation or Bylaws of CSB or the Articles of Incorporation or Bylaws of Citizens; or

                 (vi) pay or agree to pay, conditionally or otherwise, any bonus (other than bonuses for calendar year 1997 that, when aggregated with other bonuses paid or payable with respect to 1997, would not exceed the aggregate amount of bonuses paid for calendar year 1996), additional compensation (other than ordinary and normal salary increases consistent with past practices) or severance benefit or otherwise make any changes out of the ordinary course of business with respect to the fees or compensation payable or to become payable to consultants, advisors, investment bankers, brokers, attorneys, accountants, directors, officers or employees or, except as required by law, adopt or make any change in any Employee Plan or other arrangement or payment made to, for or with any of such consultants, advisors, investment bankers, brokers, attorneys, accountants, directors, officers or employees; provided, however, that CSB and Citizens may pay the fees, expenses and other compensation of consultants, advisors, investment bankers, brokers, attorneys and accountants disclosed on the Disclosure Schedule when, if, and as earned by them;

                  (vii) borrow or agree to borrow any material amount of funds except in the ordinary course of business, or directly or indirectly guarantee or agree to guarantee any material obligations of others except in the ordinary course of business or pursuant to outstanding letters of credit; or

                  (viii) make or commit to make (or renew or commit to renew) any new loan, or issue or commit to issue (or renew or commit to renew) any new letter of credit or line of credit, or make (or commit to make) any additional discretionary advance (not including any advance for the purposes and in the amount already committed) under any existing letter of credit or line of credit, or purchase or agree to purchase any interest in a loan participation, in aggregate principal amounts (A) in excess of $250,000 to any one borrower (or group of affiliated borrowers) or (B) that would cause Citizens' credit extensions or commitments to any one borrower (or group of affiliated borrowers) to exceed $500,000 (German American's consent to credit extensions in the ordinary course of business will not be unreasonably withheld); or

                  (ix) other than U.S. Treasury obligations or asset-backed securities issued or guaranteed by United States governmental agencies or financial institution certificates of deposit insured by the FDIC, in either case having an average remaining life of five years or less (except that maturities may extend to seven years on variable-rate securities), purchase or otherwise acquire any investment security for their own accounts, or sell any investment security owned by either of them which is designated as held-to-maturity, or engage in any activity that would require the establishment of a trading account for investment securities; or


                                     -A 16-

                  (x) increase or decrease the rate of interest paid on time deposits, or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices; or

               (xi) enter into or amend any agreement, contract or commitment out of the ordinary course of business; or

                  (xii) except in the ordinary course of business, place on any of their assets or properties any mortgage, pledge, lien, charge, or other encumbrance; or

                  (xiii) except in the ordinary course of business, cancel, release, compromise or accelerate any material indebtedness owing to CSB or Citizens, or any claims which either of them may possess, or voluntarily waive any material rights with respect thereto; or

                  (xiv) sell or otherwise dispose of any real property or any material amount of any personal property other than properties acquired in foreclosure or otherwise in the ordinary course of collection of indebtedness to CSB or Citizens; or

                  (xv) foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon, prepared by a reliable and qualified person or firm reasonably acceptable to German American, which indicates that the property is free of pollutants, contaminants or hazardous or toxic waste materials; provided, however, that neither CSB nor Citizens shall be required to obtain such a report with respect to single family, non-agricultural residential property of one acre or less to be foreclosed upon unless it has reason to believe that such property might contain such materials or otherwise might be contaminated; or

                  (xvi) commit any act or fail to do any act which will cause a material breach of any material agreement, contract or commitment; or

                  (xvii) violate any law, statute, rule, governmental regulation or order, which violation might have a material adverse effect on its business, financial condition, or earnings; or

                  (xviii) purchase any real or personal property or make any other capital expenditure where the amount paid or committed therefor is in excess of $50,000 other than purchases of property made in the ordinary course of business or in connection with loan collection activities or foreclosure sales in connection with any of CSB's or Citizens' loans;

                  (xix) issue certificate(s) for shares of CSB Common to any CSB shareholder in replacement of certificate(s) claimed to have been lost or destroyed without first obtaining from such shareholder(s), at the expense of such shareholder(s), a surety bond from a recognized insurance company in an amount that would indemnify CSB (and its successors) against lost certificate(s) but not less than $150 per share of CSB Common, and obtaining a usual and customary affidavit of loss and indemnity agreement from such shareholder(s); provided, however, that CSB may waive the surety bond requirement in connection with the issuance of replacement certificates to any shareholder if the number of shares of CSB Common so reissued (together with the number of shares previously reissued since October 1, 1997 to such shareholder and all other shareholders who are affiliated or associated with such shareholder) does not exceed an aggregate of 100 shares; or


                                     -A 17-

                  (xx) hold a special, regular or annual meeting (or take action by consent in lieu thereof) of the Board of Directors or the sole shareholder of Citizens for the purpose of appointing or electing any new member to the Board of Directors of Citizens (whether to fill a vacancy or otherwise) unless such new member is approved in advance in writing by German American.

         (b) Neither CSB nor Citizens shall, without the prior written consent of German American, engage in any transaction or take any other action that would render untrue in any material respect any of the representations and warranties of CSB or Citizens contained in Article Two hereof if such representations and warranties were given as of the date of such transaction or action.

         (c) CSB shall promptly notify German American in writing of the occurrence of any matter or event known to CSB or Citizens that is, or is likely to become, materially adverse to the business, operations, properties, assets or condition (financial or otherwise) of CSB or Citizens taken as a whole.

         (d) Neither CSB nor Citizens shall (a) directly or indirectly solicit or encourage (nor shall they permit any of their respective officers, directors, employees or agents directly or indirectly to solicit or encourage), including by way of furnishing information other than the terms of this Agreement, any inquiries or proposals from third parties for a merger, consolidation, share exchange or similar transaction involving CSB or Citizens or for the acquisition of the stock or substantially all of the assets or business of CSB or Citizens, or (b) subject to the fiduciary duties of the Directors of CSB as advised by counsel in a written opinion, discuss with or enter into conversations with any person concerning any such merger, consolidation, share exchange, acquisition or other transaction. CSB shall promptly notify German American orally (to be confirmed in writing as soon as practicable thereafter) of all of the relevant details concerning any inquiries or proposals that it may receive relating to any such matters, including actions it intends to take with respect to such matters.

         Section 4.02. Breaches. CSB shall, in the event it has knowledge of the occurrence of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date of this Agreement) of any of its or Citizens' representations or agreements contained or referred to in this Agreement, give prompt notice thereof to German American and use its best efforts to prevent or promptly remedy the same.

         Section 4.03. Submission to Shareholders. CSB shall cause to be duly called and held, on a date mutually selected by German American and CSB, a special meeting of its shareholders (the "CSB Shareholders' Meeting") for submission of this Agreement and the Holding Company Merger for approval of CSB shareholders as required by the IBCL. In connection with the CSB Shareholders' Meeting, (i) CSB shall cooperate with and assist German American in preparing and filing a registration statement containing a Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") with the SEC in accordance with SEC requirements and CSB shall mail it to its shareholders, (ii) CSB shall furnish German American all information concerning itself that German American may reasonably request in connection with such Proxy Statement/Prospectus, and (iii) the Board of Directors of CSB shall (unless in the written opinion of counsel for CSB the fiduciary duties of the Board of Directors advises against such a recommendation, in which event the individual members of the Board of Directors shall nevertheless remain personally obligated to support the Agreement and the Holding Company Merger pursuant to their personal undertakings on the signature page of this Agreement) unanimously recommend to CSB's shareholders the approval of this Agreement and the Holding Company Merger contemplated hereby.

         Section 4.04. Consummation of Agreement. CSB shall use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to effect the Mergers in accordance with the terms and provisions hereof. CSB shall furnish to German American in a timely manner all

                                     -A 18-
information, data and documents in the possession of CSB or Citizens requested by German American as may be required to obtain any necessary regulatory or other approvals of the Mergers or to file with the SEC a registration statement on Form S-4 (the "Registration Statement") relating to the shares of German American Common to be issued to the shareholders of CSB pursuant to the Holding Company Merger and this Agreement, and shall otherwise cooperate fully with German American to carry out the purpose and intent of this Agreement.

         Section 4.05. Financial Information. CSB will, at its expense, commence preparation of financial statements, Guide 3 statistical data, selected financial data, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Items 301, 302, and 303 of SEC Regulation S-K) ("MD&A") in compliance with SEC requirements for inclusion in the Registration Statement, including unaudited financial statements and related Guide 3 and MD&A as of and for the appropriate quarterly and year-to-date periods ending September 30, 1997, and CSB shall use its best efforts to provide such financial statements and data and MD&A to German American in EDGAR format as soon as practicable but in no event later than January 8, 1998. CSB shall allow German American's independent public accountants, Crowe, Chizek and Company LLP, to make a special review of the assets of the Bank prior to December 19, 1997 with a view to determining the consistency of the procedures and standards employed by Citizens in determining its allowance for possible loan losses with the procedures and standards employed by German American's present bank subsidiaries. CSB shall make additional provisions as of September 30, 1997, to its allowance for loan losses in order to increase such allowance as reflected in the consolidated financial statements of CSB as of that date to be included in the Registration Statement by up to $350,000 (or by such greater amount as Citizens and German American may mutually agree based upon the results of such review) compared to the amount of Citizens' allowance for loan losses at September 30, 1997, in the Call Reports, if and to the extent that Crowe, Chizek and Company, LLP recommends that such an increase in the allowance be made in order to make the Citizens allowance equal to the amount that would result from the consistent application of procedures and standards utilized by German American's other bank subsidiaries. Any such additional provision and additional allowance (up to $350,000) that Citizens may make pursuant to this Section 4.05 shall not (a) be construed as evidence that the Call Reports or other CSB Financial Statements were not as represented and warranted pursuant to Section
2.04 hereof or as evidence of a material adverse change in Citizens' financial condition or results of operations under Section 2.05 of this Agreement, (b) be deducted from Citizens' income or otherwise considered when determining the amount of donations that Citizens may make pursuant to Section 5.13 hereof, and
(c) give German American, GAHC or Community any right to refuse to consummate the Mergers pursuant to Section 6.01 hereof or to terminate this Agreement or the Mergers pursuant to Article Seven hereof.

         Section 4.06.  Environmental Reports.

         (a) Except as German American shall otherwise consent with respect to any residential real estate (which consent will not be unreasonably withheld by German American), CSB shall, at German American's expense, cooperate with an environmental consulting firm designated by German American in connection with the conduct by such firm of a phase one environmental investigation on all real property owned or leased by CSB or its subsidiaries as of the date of this Agreement, and any real property acquired or leased by CSB or its subsidiaries after the date of this Agreement, except as otherwise provided in Section 4.01(a)(xv).

         (b) If further investigation procedures are required as to any property by the report of the phase one investigation in German American's reasonable opinion, CSB shall as soon as practicable, at CSB's expense, commission the taking by German American's expert of such further procedures and provide a report of the results of such further procedures ("Phase Two Report") to German American. German American shall have ten (10) business days from German American's receipt of any Phase Two Report to notify CSB in writing of German American's determination (the "Determination Notice") that remedial and corrective actions and measures identified

                                     -A 19-
in such report ("Remedial Actions") are (i) required by applicable law, or (ii) prudent in light of the recommendations or suggestions in the Phase Two Report findings. The Determination Notice shall also contain the German American's expert's reasonable estimated cost, in the aggregate, of taking Remedial Actions (the "German American Estimate").

         (c) If CSB disputes that any Remedial Actions are required by law or prudent in light of the recommendations or suggestions in the Phase Two Report findings, or disputes the amount of the German American Estimate, CSB shall notify German American in writing in reasonable detail of the basis for its dispute (the "Dispute Notice") within ten (10) business days of its receipt of the Determination Notice. The Dispute Notice shall also designate CSB's own environmental expert, which shall be hired by CSB at CSB's expense. German American and CSB shall each use their best efforts to cause their respective experts to consult with one another and select, within five (5) business days of German American's receipt of the Dispute Notice, a third environmental expert (the "Neutral Expert") for the purpose of reviewing the Phase Two report and resolving the dispute. The Neutral Expert shall perform all services pursuant to a contract, subject to the reasonable approval of German American and CSB, that requires the Neutral Expert to meet the deadlines specified in this Agreement. Within a period of ten (10) business days from the date the Neutral Expert is selected, the Neutral Expert, after consultation with CSB's and German American's experts and review of the Phase Two Report findings, shall determine the scope of Remedial Actions that are prudent in light of the findings or required by law, and the estimated costs thereof, which determination shall be final (the "Final Estimate"). CSB and German American shall split the fees and expenses of the Neutral Expert, but the fees and expenses of CSB's expert shall be borne solely by CSB. CSB's expert and the Neutral Expert shall provide consulting services only and shall not perform any additional site tests or examinations without the prior written consent of both German American and CSB.

         (d) If (i) CSB fails to provide German American with the Dispute Notice within the specified time period or (ii) the Neutral Expert fails to make the Final Estimate within the specified time period, and such failure is not caused by German American or its expert, the German American Estimate shall be the Final Estimate for the purposes of this Agreement.

         (e) If the Final  Estimate  exceeds  the sum of  $100,000,  subject  to
Section 4.06(f) hereof, then German American shall have the right to reduce the aggregate number of shares of German American Common to be issued to CSB's shareholders under Section 1.03(a)(i) hereof (even if such reduction causes the number of shares to be issued to be fewer than the minimum number that would otherwise be specified by such provision) by that number of shares of German American Common, the value of which (as determined by the average of the highest closing bid price, and the lowest closing asked price, quoted at the close of trading on the NASDAQ National Market System on the date prior to the effective date of the notice of such reduction contemplated below) is equal to the after-tax effect of the sum of the excess of the Final Estimate over $100,000, multiplied by 2.436. If German American desires to exercise its right under this
Section 4.06(e), German American shall, within ten (10) business days of the date as of which the Final Estimate becomes determinable, provide CSB with written notice of its determination to reduce the number of shares to be issued to CSB's shareholders under Section 1.03(a)(i) hereof, including the manner and basis by which such reduction has been determined.

         (f) If the Final Estimate equals or exceeds the sum of $1,000,000, then either CSB or German American shall have the right pursuant to Section 7.03 hereof, for a period of 10 business days following the date as of which the Final Estimate is determinable, to terminate this Agreement without further obligation to the other party, which shall be the terminating party's sole remedy in such event.


                                     -A 20-

         (g) If the Final Estimate is less than or equal to the sum of $100,000, in the aggregate, then CSB, if requested by German American, shall promptly direct the German American expert to commence the Remedial Actions, and no adjustment to the Merger Consideration and no right to terminate this Agreement shall occur.

         Section 4.07. Restriction on Resales. CSB shall obtain and deliver to German American, at least thirty (30) days prior to the Closing Date, signed representations, in form reasonably acceptable to German American, of each shareholder who may reasonably be deemed an "affiliate" of CSB as of the date of the CSB Shareholders' Meeting within the meaning of such term as used in Rule 145 under the Securities Act regarding their prospective compliance with the provisions of such Rule 145. CSB shall also obtain and deliver to German American at least 30 days prior to the Closing Date, the signed agreements of each shareholder who may reasonably be deemed an "affiliate" (as such term is described in the preceding sentence) of CSB as of the date of the Shareholders' Meeting agreeing not to sell any shares of German American Common or otherwise reduce his or her risk relative to such shares, until such time as financial results covering at least thirty (30) days of post-Merger combined operations have been filed by German American with the SEC in a quarterly report on Form 10-Q or in an annual report on Form 10-K.

         Section 4.08. Access to Information. CSB shall permit German American reasonable access, in a manner which will avoid undue disruption or interference with CSB's normal operations, to its and Citizens' properties and shall disclose and make available to German American all books, documents, papers and records relating to its and Citizens' assets, stock ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including general ledgers), tax records, minute books of directors' and shareholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers, litigation files, plans affecting employees, and any other business activities or prospects in which German American may have an interest in light of the transactions contemplated by this Agreement. During the period from the date of this Agreement to the Effective Time, CSB will cause one or more of it or Citizens' designated representatives to confer on a regular basis with the President of German American, or any other person designated in a written notice given to CSB by German American pursuant to this Agreement, to report the general status of the ongoing operations of CSB and Citizens. CSB will promptly notify German American of any material change in the normal course of the operation of its business or properties and of any regulatory complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of litigation involving CSB or Citizens, and will keep German American fully informed of such events. German
American, GAHC and Community hereby understand and agree that all books, documents, papers and records relating to CSB's and Citizens' assets, stock ownership, properties, operations, obligations and liabilities which they obtain, receive, review or have access to pursuant to this Section 4.08 shall be subject to the Confidentiality Agreement between CSB and German American ("Confidentiality Agreement").

         Section 4.09. Dividends. Notwithstanding Section 4.01(a) of this Agreement, but subject to the restrictions of the second paragraph of this
Section 4.09, CSB may (in the absence of any material adverse change in its consolidated financial condition, results of operations, or business other than the increase to Citizens' allowance for loan losses (up to $350,000) contemplated by Section 4.05 hereof and other than the adverse change that is expected to result from the expenses associated with the Mergers), declare and pay in arrears quarterly cash dividends to CSB shareholders, not to exceed the following amounts: $1.75 per share of CSB Common (representing $0.50 per quarter and an additional $0.75 special dividend) for the period of two quarters ended December 31,1997, and $0.6875 per share of CSB Common for each calendar quarterly period in 1998.

         German American typically considers the declaration of cash dividends on German American Common for each quarterly period at meetings of its Board of Directors held the last week of the first month of the next

                                     -A 21-
calendar quarter (January, April, July, and October), and typically declares any such dividends to be payable to holders of record of German American Common as of a subsequent date that is within the calendar month that follows the month of declaration (February, May, August and November). In order to assure that CSB shareholders will be entitled to receive, for each quarterly period commencing January 1, 1998, dividends with respect to his or her CSB Common, or dividends with respect to the German American Common to be exchanged therefor pursuant to the Holding Company Merger, but not both, CSB may (in each case if the Effective Time has for any reason not then occurred and at the maximum quarterly rates specified by this Section 4.09) declare, not earlier than May 15, 1998, a dividend with respect to CSB's first calendar quarter; and, not earlier than August 15, 1998, a dividend with respect to CSB's second quarter; and, not earlier than November 15, 1998, a dividend with respect to CSB's third quarter.

         Section 4.10. Modification or Termination of Retiree Health Care Program. In accordance with the studies of the various alternative proposals for such modification and termination that have been conducted by advisers to CSB and Citizens, CSB and Citizens shall terminate any potential obligations to provide post-retirement health insurance coverage to all active employees, directors, consultants and other persons, and shall terminate or modify any potential obligations to continue to provide health insurance coverage to all present retirees, under the post-retirement health care insurance program of Citizens and CSB in accordance with this Section 4.10. CSB and Citizens shall give written notice of such termination and modification to all employees and retirees potentially affected thereby as soon as practicable but in no event later than December 31, 1997. The manner and amount of such modification and termination shall be within the discretion of the Board of Directors of CSB and Citizens, provided that (i) the aggregate accrued post-retirement benefit cost recorded on CSB's books and previously expensed in the CSB Financial Statements as of September 30, 1997, shall not be less than the projected total post-retirement benefit obligation of CSB and Citizens to all of its retirees and active employees after September 30, 1997 under the terms of the program so modified, amended or terminated, as determined as of September 30, 1997 by the program's actuary and (ii) any partial termination of retiree benefits and any modification of the terms of the post-retirement health care insurance program as applicable to retirees shall be made in such a manner as to clearly communicate to the beneficiary that the right of Citizens and CSB to terminate or make further modifications of such program without further obligation or notice has been reserved by Citizens and CSB.

                                  ARTICLE FIVE
                COVENANTS OF GERMAN AMERICAN, GAHC AND COMMUNITY

         Section 5.01.  Regulatory Approvals and Registration Statement.

         (a) German American shall file (and cause Community to file and cooperate with CSB and Citizens in filing) all regulatory applications required in order to consummate the Mergers, including all necessary applications for the prior approvals of the FRB under the Bank Holding Company Act and the Bank Merger Act (or of the FDIC under the Bank Merger Act if German American shall request Citizens to withdraw its membership in the Federal Reserve System as part of the Bank Merger as contemplated by Section 7.05), and the DFI. German American shall use its best efforts to cause such banking agency regulatory applications to be filed on or before December 22, 1997. German American shall keep CSB reasonably informed as to the status of such applications and promptly send or deliver copies of such applications, and of any supplementally filed materials, to counsel for CSB.

         (b) German American shall file with the SEC the Registration Statement relating to the shares of German American Common to be issued to the shareholders of CSB pursuant to this Agreement, and shall use its best efforts to file such Registration Statement by January 22, 1998 and shall use its best efforts to cause the

                                     -A 22-

Registration Statement to become effective as soon as practicable. At the time the Registration Statement becomes effective, the form of the Registration Statement shall comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading. At the time of the mailing thereof to the shareholders and at the time of any Shareholders' Meeting, the Proxy Statement/Prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement, shall not contain any untrue statement of a material fact or omit to state any material fact regarding German American, GAHC or the Holding Company Merger necessary to make the statements therein not false or misleading. German American shall timely file all documents required to obtain all necessary Blue Sky permits and approvals, if any, required to carry out the Merger, shall pay all expenses incident thereto and shall use its best efforts to obtain such permits and approvals on a timely basis. German American shall promptly and properly prepare and file any other filings required under the Securities Exchange Act of 1934 (the "Exchange Act") relating to the Mergers, or otherwise required of it under the Exchange Act prior to the Effective Time, and shall deliver copies thereof to CSB's counsel promptly upon the filing thereof with the SEC.

         Section 5.02. Breaches. German American shall, in the event it has knowledge of the occurrence of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date of this Agreement) of any of its representations or agreements contained or referred to in this Agreement, give prompt notice thereof to CSB and use its best efforts to prevent or promptly remedy the same.

         Section 5.03. Consummation of Agreement. German American shall use its best efforts to perform and fulfill all conditions and obligations to be performed or fulfilled under this Agreement and to effect the Mergers in accordance with the terms and conditions of this Agreement, and use its best efforts to cause the Closing to occur on March 31, 1998 or as soon thereafter as practicable.

         Section 5.04.  Directors' and Officers' Indemnification.

         (a) Following the Effective Time, German American will provide the directors and officers of CSB and Citizens from time to time with the same directors' and officers' liability insurance coverage that German American provides to directors and officers of its other banking subsidiaries. German American will use its best efforts to cause such coverage with respect to the CSB and Citizens directors and officers to specify an unlimited retroactive date in order that all present and former directors and officers of CSB and Citizens would be entitled to coverage thereunder in accordance with the policy terms with respect to acts or omissions whether before or after the Effective Time. In the event that German American is unsuccessful in obtaining such full retroactive insurance coverage, German American will not object to the purchase by CSB and Citizens of tail coverage with respect to prior acts or omissions of present and prior directors and officers of CSB and Citizens.

         (b) For six (6) years after the Effective Time, German American shall (and shall cause the Surviving Bank to) indemnify, defend and hold harmless the officers and directors of CSB and Citizens who are serving at the Effective Time or who have served prior to the Effective Time (each, an "Indemnified Party") against all losses, expenses, claims, damages and liabilities arising out of actions or omissions (arising from their present or former status as officers or directors) occurring on or prior to the Effective Time to the full extent then permitted under the applicable provisions of the IBCL and the IFIA and under the respective articles of incorporation and bylaws of CSB and Citizens.


                                     -A 23-

         (c) If during the six (6) year period after the Effective Time German American or the Surviving Bank or any of its or their successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provision shall be made so that the successors and assigns of German American and/or the Surviving Bank shall assume the obligations set forth in this Section 5.04.

         Section 5.05.  Board of Directors of German American and Citizens.

         (a) German American shall cause a mutually acceptable representative of the Board of CSB (as it is constituted immediately prior to the Effective Time) to be appointed to the Board of Directors of German American as of the Effective Time. While German American cannot commit to any future course of conduct by its Board of Directors as to the election of directors because nominations of Board nominees are subject to their fiduciary duties and because there can be no assurance that the present members of the Board of Directors of German American will remain members (in whole or in part) of the Board of Directors as of any future time, German American represents that it is the general present practice and intent of its present Board of Directors to nominate incumbent members of the Board for re-election at the expiration of their respective terms, subject to the Board's retirement age and other policies in effect from time to time.

         (b) For a period of three years following the Closing Date (the "Transition Period"), German American or GAHC shall cause the Board of Directors of Citizens to be not larger than 16 members and shall grant the directors of Citizens who were directors of Citizens immediately prior to the Effective Time ("Continuing Directors") the exclusive right to nominate individuals to German American (as future sole shareholder) to fill any vacancies among the group of Continuing Directors that may arise during the Transition Period; provided, however, that German American retains the right to vote against any such nominee should it find such nominee objectionable. During the Transition Period, and subject to standard practices protecting Citizens as it relates to bonding and regulatory issues, German American shall not remove any Continuing Director from his position as a director of Citizens unless such removal is approved by three fourths of the members of the Board of Directors of Citizens then in office. During the Transition Period, German American shall use its best efforts to assure that the Continuing Directors always represent 50 percent of the total number of members of the Board of Directors of Citizens.

         (c) For each year during the Transition Period, German American shall direct the German American Representatives serving on the Board of Citizens not to oppose any advance payment that may be authorized by the Citizens Board of Directors of up to $3000 per year to each Continuing Director then on the Board of Directors in addition to customary director fees, in lieu of certain health and life insurance benefits currently provided by Citizens to its present directors.

         Section 5.06. Officers of Citizens. During the Transition Period, Jerry
A. Church shall not be removed as the President and Chief Executive Officer of Citizens, unless such removal is approved by three fourths of the members of the Board of Directors of Citizens then in office. In addition, neither (a) Jerry A. Church, during the Transition Period, (b) nor any other officers of Citizens, for a period of at least six months from the Effective Time, shall be terminated (other than for willful misconduct) unless such termination is approved by three fourths of the members of the Board of Directors of Citizens then in office.

         Section 5.07. Construction of Banking Facility. Immediately following the date of this Agreement, German American shall initiate detailed design work, and as soon as practicable after the Effective Time shall commence the construction, of a modern banking facility for Citizens incorporating the existing one square block

                                     -A 24-
former Moose property located between Third and Fourth Streets on Main Street in Petersburg, Indiana. The building shall comprise approximately 15,000 to 18,000 square feet and is anticipated to have an approximate budget of $1.5 to 2.0 million. Disposition and interim or permanent utilization of Citizens' existing office facility and of Community's Petersburg branch shall be as determined by the Citizens Board with a view to the best interests of the Petersburg community and of Citizens.

         Section 5.08. Preservation of Business. German American shall: (a) conduct its business substantially in the manner as is presently being conducted and in the ordinary course of business and not amend its articles of incorporation in any manner that requires the approval of shareholders of German American under the IBCL; (b) file, and cause its subsidiaries to file, all required reports with applicable regulatory authorities; (c) comply with all laws, statutes, ordinances, rules or regulations applicable to it and to the conduct of its business, the noncompliance with which results or could result in a material adverse effect on the financial condition, results of operations, business, assets or capitalization of German American on a consolidated basis; and (d) comply in all material respects with each contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party by which it is or may be subject or bound, the breach of which could result in a material adverse effect on the financial condition, results of operations, business, assets or capitalization of German American on a consolidated basis.

         Section 5.09. Securities and Exchange Commission Filings. German American will provide CSB with copies of all filings made by German American with the SEC under the Exchange Act; and the Securities Act and the respective rules and regulations of the SEC thereunder as soon as practicable after such filings are made at any time prior to the Effective Time.

         Section 5.10. Rule 144(c) Information. Following the Effective Time, German American shall make available adequate current public information about itself as that terminology is used in and as required by Rule 144(c) of the SEC under the Securities Act.

         Section 5.11. Authorization of Common Stock. At the Effective Time and on such subsequent dates when the former shareholders of CSB surrender their CSB share certificates for cancellation, the shares of German American Common to be exchanged with former shareholders of CSB shall have been duly authorized and validly issued by German American and shall be fully paid and non-assessable and subject to no pre-emptive rights and listed for trading on the NASDAQ NMS.

         Section 5.12. Past Service Credit. All employees of Citizens will be eligible to participate in all German American's employee benefit plans (in accordance with the terms of the German American plans) as soon as practicable following the Effective Time. Following the Effective Time and until Citizens employees become eligible to participate in German American's employee benefit plans, German American shall continue the coverage of such employees under the Citizens plans such that no gap in coverage shall occur. As has been its past practice, German American shall give employees of Citizens full vesting, entry eligibility, benefit eligibility and pre-existing condition service credit under all of German American's employee benefit programs for their years and, if applicable, months of service with Citizens, and German American shall use its best efforts to cause these results to occur; provided, however, terms of employee participation in any insured program are subject to the agreement of German American's insurers with respect to pre-existing conditions. Copayments and deductibles paid by a Citizens employee under any Citizens welfare benefit plan shall be treated as if paid under the applicable German American welfare benefit plan, subject to the agreement of German American's insurers.

         Section 5.13.  Charitable Giving; Community Foundation.


                                     -A 25-

         (a) During the Transition Period, German American shall direct its German American Representatives serving on the Board of Citizens not to oppose any donations of Citizens in support of the charitable, fraternal, social, educational, recreational and other needs of the communities served by Citizens in an aggregate annual minimum amount not exceeding two percent of Citizens' net income for the previous year (although German American may, of course, support larger donations in its discretion). Following the Transition Period, the donations by Citizens or its successors in support of such charitable, fraternal, social, educational, recreational and other needs shall be based upon the Citizens Board's annual independent determination of the level of donations required to meet the needs of worthy projects within the communities served by Citizens, after consideration of all relevant factors. In determining the net income of Citizens, the following shall not be deducted or otherwise taken into account: (i) all costs and expenses associated with the Mergers, and (ii) all accounting and financial statement adjustments relating to the Mergers.

         (b) If Citizens determines, in its discretion, following the Effective Time to form a non-profit foundation, managed by its Board of Directors for the benefit of the communities served by Citizens, German American will support the funding by Citizens of such foundation at levels not less than Citizens' past charitable contributions practices prior to the Merger; provided that any donations approved by the Citizens Board of Directors pursuant to Section 5.13(a) shall be credited against the annual funding of the foundation.

                                   ARTICLE SIX
                       CONDITIONS PRECEDENT TO THE MERGERS

         Section 6.01. Conditions of German American's Obligations. The obligations of German American, GAHC and Community to effect the Mergers shall be subject to the satisfaction (or waiver by German American, GAHC and Community) prior to or on the Closing Date of the following conditions:

         (a) The representations and warranties made by CSB and Citizens in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date.

         (b) CSB and Citizens shall have performed and complied in all material respects with all of their respective obligations and agreements required to be performed on or prior to the Closing Date under this Agreement.

         (c) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers shall be in effect, nor shall any proceeding by any bank regulatory authority or governmental agency seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Mergers which makes the consummation of the Mergers illegal.

         (d) All necessary regulatory approvals, consents, authorizations and other approvals required by law or stock market requirements for consummation of the Mergers, including any approval of the Mergers by the shareholders of German American in order to comply with the NASDAQ NMS listing standards, shall have been obtained and all waiting periods required by law shall have expired.

         (e) German American shall have received the environmental reports required by Sections 4.06 and 4.01(a)(xv) hereof and shall not have elected, pursuant to Section 4.06 hereof, to terminate and cancel this Agreement.


                                     -A 26-

         (f) German American shall have received all documents required to be received from CSB or Citizens on or prior to the Closing Date, all in form and substance reasonably satisfactory to German American.

         (g) German American shall have received a letter, dated as of the Effective Time, from Crowe, Chizek and Company, LLP, its independent public accountants, to the effect that the Holding Company Merger will qualify for pooling of interests accounting treatment under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with this Agreement.

         (h) The Registration Statement shall be effective under the Securities Act and no stop orders suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC.

         (i) German American shall have received from its counsel, Leagre Chandler & Millard, an opinion to the effect that if the Mergers are consummated in accordance with the terms set forth in this Agreement, (i) the Holding Company Merger will constitute a reorganization within the meaning of Section
368(a) of the Code; (ii) no gain or loss will be recognized by the holders of shares of CSB Common upon receipt of the Merger consideration (except for cash received in lieu of fractional shares); (iii) the basis of shares of German American Common received by the shareholders of CSB will be the same as the basis of shares of CSB Common exchanged therefor; and (iv) the holding period of the shares of German American Common received by the shareholders of CSB will include the holding period of the shares of CSB Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time.

         Section 6.02. Conditions of CSB's and Citizens' Obligations. CSB's and Citizens' obligations to effect the Mergers shall be subject to the satisfaction (or waiver by CSB and Citizens) prior to or on the Closing Date of the following conditions:

         (a) The representations and warranties made by German American, GAHC and Community in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on the Closing Date.

         (b) German American, GAHC and Community shall each have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the Closing Date under this Agreement.

         (c) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers shall be in effect, nor shall any proceeding by any bank regulatory authority or other governmental agency seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, enforced or deemed applicable to the Mergers which makes the consummation of the Mergers illegal.

         (d) All necessary regulatory approvals, consents, authorizations and other approvals required by law for consummation of the Mergers, including the requisite approval of the Mergers by the shareholders of CSB, shall have been obtained and all waiting periods required by law shall have expired.

         (e) CSB shall have received all documents required to be received from German American, GAHC and Community on or prior to the Closing Date, all in form and substance reasonably satisfactory to CSB.


                                     -A 27-

         (f) The Registration Statement shall be effective under the Securities Act and no stop orders suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC, and German American shall have received all state securities or "Blue Sky" approvals, authorizations, exemptions or permits required to issue the shares of German American Common as the Merger Consideration to the shareholders of CSB.

         (g) CSB shall have received from counsel for German American, Leagre Chandler & Millard, an opinion reasonably satisfactory to CSB to the effect that if the Mergers are consummated in accordance with the terms set forth in this Agreement, (i) the Holding Company Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (ii) no gain or loss will be recognized by the holders of shares of CSB Common upon receipt of the Merger Consideration (except for cash received in lieu of fractional shares); (iii) the basis of German American Common received by the shareholders of CSB will be the same as the basis of CSB Common exchanged therefor; and (iv) the holding period of the shares of German American Common received by the shareholders of CSB will include the holding period of the shares of CSB Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time.

         (h) The German American Common to be exchanged for the CSB Common pursuant to the Holding Company Merger shall have an aggregate value (as measured by the per share average value of the German American Common during the Valuation Period that is utilized to determine the Exchange Ratio pursuant to
Section 1.03(a)) of at least $22,750,000.

         (i) CSB shall have received from Olive Corporate Finance, LLC or another reputable financial advisor a written fairness opinion stating that the terms of the Holding Company Merger are fair to the shareholders of CSB from a financial point of view. Such written fairness opinion shall (i) be in form and substance reasonably satisfactory to CSB, (ii) be dated as of the date not later than the mailing date of the proxy statement - prospectus relating to the Mergers to be mailed to the shareholders of CSB, and (iii) be included as an exhibit to such proxy statement - prospectus.


                                  ARTICLE SEVEN
                           TERMINATION OR ABANDONMENT

         Section 7.01. Mutual Agreement. This Agreement may be terminated by the mutual written agreement of the parties approved by their respective Boards of Directors at any time prior to the Effective Time, regardless of whether shareholder approval of this Agreement and the Mergers by the shareholders of CSB or German American shall have been previously obtained.

         Section 7.02.  Breach of Representations, Warranties or Covenants.

         (a) In the event that there is a material breach in any of the representations and warranties or covenants of the parties, which breach is not cured within thirty (30) days after notice to cure such breach is given by the non-breaching party, then the Board of Directors of the non-breaching party, regardless of whether approval by the shareholders of this Agreement and the Mergers shall have been previously obtained, and in addition to any other remedies to which the non-breaching party may be entitled, may terminate and cancel this Agreement effective immediately by providing written notice thereof to the other party hereto.

         (b)      In the event that this Agreement is terminated


                                     -A 28-

               (i) as a result of the wilful failure of CSB or Citizens to perform its obligations in violation of this Agreement or

               (ii) due to the  failure  of the  Holding  Company  Merger  to be approved by the requisite vote of shareholders of CSB following the making by any other person or entity not a party to this Agreement of a proposal to CSB or Citizens contemplating a merger, consolidation, plan of stock exchange, sale of all or substantially all assets, or other business combination with CSB or Citizens, and if, but only if, CSB shall publicly announce within twelve months following a termination described by this clause (ii) that CSB has accepted a proposal for a business combination with any third party, then, in lieu of specific performance but in addition to whatever other legal rights or remedies to which German American may be entitled against any third party, CSB shall, upon German American's demand and not later than 90 days after the making of such demand, (x) pay to German American a termination fee of $455,000 and (y) reimburse German American for all its out-of-pocket costs and expenses in connection with the Mergers incurred from and after October 1, 1997 (but not more than $100,000), including its legal, accounting, environmental and other consulting fees and expenses. If CSB should fail or refuse to pay any amount demanded by German American pursuant to the preceding sentence and German American recovers such disputed amount pursuant to a legal proceeding, CSB shall, in addition thereto, pay to German American all reasonable costs, charges, expenses (including without limitation the reasonable fees and expenses of counsel) and other amounts expended by German American in connection with or arising out of such legal proceeding. The parties agree that the actual damages and loss that would be caused to German American by reason of any such termination cannot be determined with certainty due to German American's "opportunity cost" in proceeding with the Mergers compared to proceeding with other opportunities that are available to German American and other factors. The parties therefore agree that the amounts payable pursuant to this Section 7.02 represent a reasonable estimate of German American's opportunity cost and other damages and loss that may be awarded as either a termination fee or as liquidated damages to German American if it chooses not to seek specific performance of this Agreement, and that such amounts represent the sole damages from CSB and Citizens to which German American would be entitled.

     Section 7.03. Adverse Environmental Reports. German American or CSB as specifically provided by Section 4.06(f) may terminate this Agreement by giving written notice thereof to the nonterminating party.

     Section 7.04. Failure of Conditions. In the event any of the conditions to the obligations of either party are not satisfied or waived on or prior to the Closing Date, and if any applicable cure period provided in Section 7.02 (a) hereof has lapsed, then the Board of Directors of such party may, regardless of whether approval by its shareholders of this Agreement and the Mergers shall have been previously obtained, terminate and cancel this Agreement on the Closing Date by delivery of written notice thereof to the other party on such date.


     Section 7.05. Termination Upon Adverse Regulatory Determination. In connection with the filings that the German American, Community, CSB and/or Citizens may be required to make in connection with the Mergers with banking, securities, and antitrust regulatory agencies ("Agencies"), each party shall use their best efforts to obtain all necessary approvals of, or clearances from, the Agencies, and shall cause their respective agents and advisors to cooperate and use their best efforts in connection therewith. CSB consents to the representation by its counsel, Krieg DeVault Alexander & Capehart, of German American as German American's special antitrust counsel with respect to the Mergers in connection with preparing the necessary economic briefs addressing the potential anti-competitive consequences of the Mergers and acting as advocate before the Agencies in connection with such matters (provided that German American shall be solely responsible for all of such firm's fees and expenses in connection with such briefing and such advocacy). Citizens

                                     -A 29-
shall, if requested by German American, withdraw from the Federal Reserve System in time for the required application for approval of the Bank Merger under the Bank Merger Act to be properly submitted for approval of the FDIC rather than the FRB so that the regulatory requirements (if any) that might be imposed upon Citizens in connection with approval of the Bank Merger Act application will be consistent with the FDIC standards that are imposed upon German American's other state bank subsidiaries. German American (or its subsidiaries) shall be responsible for making the required Merger filings (except to the limited extent that the applicable law, regulations, or forms specify that CSB (or Citizens) is the appropriate filing party) with, and for paying all filing fees to, the Agencies, and for discussing such filings with the Agencies and responding to comments thereon. If any required filing is disapproved by any of the Agencies, or any determination is made by any of the Agencies that either of the Mergers cannot be consummated except on terms and conditions that are materially adverse from a financial point of view to German American, or the U.S. Department of Justice shall have sought and obtained an order from a court of appropriate jurisdiction temporarily or permanently restraining or enjoining consummation of the Mergers (an "Adverse Determination"), then German American shall promptly advise CSB of such Adverse Determination and German American's intended course of action with respect thereto. In the event that German American in its sole discretion determines to seek a judicial or regulatory appeal or review (formal or informal) of the Adverse Determination, CSB and Citizens (and their agents and advisors) shall continue to cooperate with such appeal and review procedure and use their best efforts to assist in connection with obtaining reversal or modification of such Adverse Determination. In the event that (a) German American in its sole discretion elects not to seek an appeal or review of the Adverse Determination or elects in its sole discretion at any time after seeking such an appeal or review to discontinue that effort, or (b) German American seeks such an appeal or review but all avenues for such appeal or review are exhausted without the Adverse Determination having been vacated or overruled or modified in such a manner that the Adverse Determination is no longer materially adverse ("Relief Determination"), then either German American or CSB may terminate this Agreement without obligation to the other on account of the Adverse Determination; provided, however, that German American shall (a) pay CSB a termination fee of $455,000 within 90 days of any such termination (which is agreed to be a reasonable estimate of CSB's opportunity cost in proceeding with the Mergers compared to proceeding with other opportunities available to CSB) and (b) reimburse CSB and Citizens for all their out-of-pocket costs and expenses in connection with the Mergers incurred from October 1, 1997, (but not more than $100,000) including its legal, accounting, environmental and other consulting fees and expenses, if (x) the Agreement is terminated in accordance with this sentence solely as a result of an Adverse Determination relating to the potential effect of the Mergers upon competition, and (y) CSB and Citizens and their respective agents and advisors have abided by their obligations of cooperation and best efforts expressed in this Section 7.05. If German American should fail or refuse to pay any amount demanded by CSB pursuant to the preceding sentence and CSB should recover such disputed amount pursuant to a legal proceeding, German American shall, in addition thereto, pay to CSB all reasonable costs, charges, expenses (including without limitation the reasonable fees and expenses of counsel) and other amounts reasonably expended by CSB in connection with or arising out of such legal proceeding.

         Section 7.06. Shareholder Approval Denial. If this Agreement and consummation of the Holding Company Merger is not approved by the shareholders of CSB, or if the issuance of the additional German American Common is required to be approved by the shareholders of German American pursuant to the NASDAQ NMS listing standards and is not so approved at the meeting of German American's shareholders called to consider such issuance, then either party may terminate this Agreement by giving written notice thereof to the other party, subject to
Section 7.02(b).

         Section 7.07. Regulatory Enforcement Matters. In the event that CSB or Citizens shall become a party or subject to any memorandum of understanding, cease and desist order, or civil money penalties imposed by any federal or state agency charged with the supervision or regulation of banks or bank holding companies after the

                                     -A 30-
date of this Agreement, then German American may terminate this Agreement by giving written notice thereof to CSB.

         Section 7.08. Lapse of Time. If the Closing Date does not occur on or prior to November 1, 1998 (regardless of whether an Adverse Determination occurs), then this Agreement may be terminated by the Board of Directors of either CSB or German American by giving written notice thereof to the other party.

                                  ARTICLE EIGHT
                               GENERAL PROVISIONS

         Section 8.01. Liabilities. In the event that this Agreement is terminated or the Mergers are abandoned pursuant to the provisions of Article Seven hereof, no party hereto shall have any liability to any other party for costs, expenses, damages, termination fees, or otherwise except to the extent specifically set forth in Section 7.02(b) and in Section 7.05. Directors, officers and employees of each party hereto shall have no personal liability under this Agreement with respect to the representations and warranties of their respective parties except for fraud or for their personal intentional and knowing participation in the making of false or misleading statements in such representation and warranties.

         Section 8.02. Notices. Any notice or other communication hereunder shall be in writing and shall be deemed to have been given or made (a) on the date of delivery, in the case of hand delivery, or (b) three (3) business days after deposit in the United States Registered or Certified Mail, with mailing receipt postmarked by the Postal Service to show date of mailing, postage prepaid, or (c) upon actual receipt if transmitted during business hours by facsimile (but only if receipt of a legible copy of such transmission is confirmed by the recipient); addressed (in any case) as follows:

(a)      If to German American, GAHC or Community:

                           German American Bancorp
                           711 Main Street
                           Box 810
                           Jasper, Indiana 47546
                           Attn:  George W. Astrike, Chairman of the Board

                  with a copy to:

                           Leagre Chandler & Millard
                           9100 Keystone Crossing
                           Suite 800
                           P. O. Box 40609
                           Indianapolis, Indiana 46240-0609
                           Attn:  Mark B. Barnes
and
(b)      If to CSB or Citizens:

                           CSB Bancorp
                           Main and 7th Streets
                           P.O. Box 98
                           Petersburg, IN  47567
                           Attn:  Jerry A. Church, Chief Executive Officer

                                     -A 31-
                  with a copy to:

                           Krieg DeVault Alexander & Capehart
                           One Indiana Square
                           Suite 2800
                           Indianapolis, Indiana  46204-2017
                           Attn:  Nicholas J. Chulos

or to such other address as any party may from time to time designate by notice to the other.

         Section 8.03. Non-survival of Representations and Agreements. No representation, warranty or covenant contained in this Agreement shall survive (and no claims for the breach or nonperformance thereof may be brought after) the Effective Time except the covenants of German American in Sections 5.04, 5.05, 5.06, 5.07, 5.10, 5.11, 5.12 and 5.13 which shall survive the Effective
Time. No representation, warranty or covenant contained in this Agreement shall survive (and, except for any intentional breach or nonperformance, no claims for the breach or nonperformance, thereof may be brought after) the termination of this Agreement pursuant to Article Seven hereof. The reliability and binding effect of any representation or warranty made by any party in this Agreement shall not be diminished or limited in any way by any review, or by the opportunity to conduct any review, by or on behalf of the intended beneficiary of the subject matter of the representation or warranty, whether before or after the date of this Agreement, unless and to the extent that the reviewing party and the other party expressly agree otherwise in writing.

         Section 8.04. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties and supersede and cancel any and all prior discussions, negotiations, undertakings and agreements between the parties relating to the subject matter hereof, including, without limitation, the Second Amended and Restated Offer of Merger dated October 6, 1997 of German American accepted by CSB.

         Section 8.05. Headings and Captions. The captions of Articles and Sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

         Section 8.06. Waiver, Amendment or Modification. The conditions of this Agreement which may be waived may only be waived by written notice specifically waiving such condition addressed to the party claiming the benefit of the waiver. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same. This Agreement may not be amended or modified except by a written document duly executed by the parties hereto.

         Section 8.07. Rules of Construction. Unless the context otherwise requires (a) a term used herein has the meaning assigned to it, and (b) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles.

     Section 8.08. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument.

     Section 8.09. Successors. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors. There shall be no third party beneficiaries hereof.


                                     -A 32-

     Section 8.10. Governing Law; Assignment. This Agreement shall be governed by the laws of the State of Indiana. This Agreement may not be assigned by any of the parties hereto.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written, with the unanimous approval of their respective Boards of Directors.


                             GERMAN AMERICAN BANCORP


                             By /s/ George W. Astrike
                                 George W. Astrike
                                 Chairman of the Board and
                                 Chief Executive Officer



                             GERMAN AMERICAN HOLDINGS
                             CORPORATION


                             By /s/ George W. Astrike
                                George W. Astrike
                                Chief Executive Officer



                             COMMUNITY TRUST BANK


                             By /s/ Paul G. Cooper
                                Paul G. Cooper
                                President



                                     -A 33-

                             CSB BANCORP

                             By /s/ Marion R. Klipsch
                               Marion R. Klipsch
                               President

                             By /s/ Jerry A. Church
                                Jerry A. Church
                                Executive Vice President



                             THE CITIZENS STATE BANK OF
                             PETERSBURG

                             By /s/ Jerry A. Church
                                Jerry A. Church
                                President


APPROVED BY THE MEMBERS OF THE BOARD OF DIRECTORS OF CSB BANCORP:

The undersigned Directors of CSB Bancorp hereby (a) agree in their capacities as Directors of CSB to recommend to CSB's shareholders the approval of this Agreement and the Holding Company Merger in accordance with 4.03 hereof, and (b) agree to vote their shares of CSB Common that are registered in their personal names (and agree to use their best efforts to cause all additional shares of CSB Common over which they have voting influence or control to be voted) in favor of the Holding Company Merger at the CSB Shareholders Meeting. Notwithstanding the foregoing, the execution of the Agreement by the undersigned Directors of CSB or anything herein to the contrary, German American, GAHC and Community hereby understand and agree, as evidenced by their execution of this Agreement above, that none of the undersigned Directors of CSB and Citizens will have any obligation or liability under this Agreement or otherwise to German American, GAHC, Community or any other person or entity, except as provided in the foregoing sentence and in Section 8.01 hereof.


/s/ Lester Nixon                             /s/ Marion R. Klipsch
Lester Nixon                                 Marion R. Klipsch

/s/ Jerry A. Church                          /s/ Michael J. Voyles
Jerry A. Church                              Michael J. Voyles

/s/ Robert C. Klipsch                        /s/ W. Wyatt Rauch
Robert C. Klipsch                            W. Wyatt Rauch

/s/ Robert D. Harris                         /s/ Gregory K. Willis
Robert D. Harris                             Gregory K. Willis


                                     -A 34-

                                   APPENDIX B
     ======================================================================


                      AGREEMENT AND PLAN OF REORGANIZATION


                                  by and among


                            FSB FINANCIAL CORPORATION
                             an Indiana corporation,



                                    FSB BANK
                         an Indiana banking corporation,



                            GERMAN AMERICAN BANCORP,
                             an Indiana corporation,



                      GERMAN AMERICAN HOLDINGS CORPORATION,
                             an Indiana corporation,


                                       and


                              COMMUNITY TRUST BANK
                         an Indiana banking corporation.


     ======================================================================


                                                              January 30, 1998

                                      -B 1-

                      AGREEMENT AND PLAN OF REORGANIZATION


     THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made January 30, 1998, by and among FSB FINANCIAL CORPORATION, an Indiana corporation ("FSB"), FSB BANK, an Indiana banking corporation ("FSB Bank"), GERMAN AMERICAN BANCORP, an Indiana corporation ("German American"), GERMAN AMERICAN HOLDINGS CORPORATION, an Indiana corporation ("GAHC"), and COMMUNITY TRUST BANK, an Indiana banking corporation ("Community").

                                    Recitals

         A. FSB is a corporation duly organized and existing under the Indiana Business Corporation Law ("IBCL") that is duly registered with the Board of Governors of the Federal Reserve System ("FRB") as a bank holding company under the Bank Holding Company Act of 1956, as amended ("BHC Act"). FSB owns all of the outstanding capital stock of FSB Bank. The principal place of business of FSB is Francisco, Gibson County, Indiana.

         B. FSB Bank is a banking corporation duly organized and existing under the Indiana Financial Institutions Act ("IFIA"), chartered by the Indiana Department of Financial Institutions ("DFI"), which is not a member of the Federal Reserve System, with its principal banking offices located in Francisco, Gibson County, Indiana, and a branch located in Princeton, Gibson County, Indiana.

         C. German American is a corporation duly organized and existing under the IBCL that is duly registered as a bank holding company under the BHC Act. German American owns all of the outstanding capital stock of GAHC. The principal place of business of German American is Jasper, Dubois County, Indiana.

         D. GAHC is a corporation duly organized and existing under the IBCL that is duly registered as a bank holding company under the BHC Act with its principal place of business in Jasper, Dubois County, Indiana. GAHC owns all of the outstanding common stock of Community.

         E. Community is a banking corporation duly organized and existing under the IFIA, chartered by the DFI, which is not a member of the Federal Reserve System, with its principal banking office in Otwell, Pike County, Indiana.

         F. German American is also party to an agreement providing for the merger of Community with and into the Citizens State Bank of Petersburg, Petersburg, Pike County, Indiana ("Citizens").

         G. The parties desire to effect a transaction whereby FSB Bank will be merged with and into Community (or into Citizens if the planned merger of Community into Citizens has first occurred) and simultaneously FSB will be merged with and into GAHC in consideration of the issuance of German American Common Stock.

                                   Agreements

         In consideration of the premises and the mutual terms and provisions set forth in this Agreement, the parties agree as follows.

                                      -B 2-

                                   ARTICLE ONE
                         TERMS OF THE MERGERS & CLOSING

         Section 1.01. The Holding Company Merger. Pursuant to the terms and provisions of this Agreement, the IBCL and the Plan of Merger attached hereto as Appendix A and incorporated herein by reference (the "Holding Company Plan of Merger"), FSB shall merge with and into GAHC (the "Holding Company Merger")
simultaneously with the Bank Merger (as defined below). FSB shall be the "Merging Holding Company" in the Holding Company Merger and its corporate identity and existence, separate and apart from GAHC, shall cease on consummation of the Holding Company Merger. GAHC shall be the "Surviving Holding Company" in the Holding Company Merger, and its name shall not be changed pursuant to the Holding Company Merger.

     Section 1.02. Effect of the Holding Company Merger. The Holding Company Merger shall have all the effects provided by the IBCL.

         Section 1.03.  The Holding Company Merger - Conversion of Shares.

         (a) At the time of filing with the Indiana Secretary of State of appropriate Articles of Merger with respect to the Holding Company Merger or at such later time as shall be specified by such Articles of Merger (the "Effective Time"):

                  (i) Each of the not more than 48,916 shares of common stock, no par value, of FSB ("FSB Common") that are issued and outstanding immediately prior to the Effective Time shall thereupon and without further action be converted into shares of common stock, $10 par value, $1 stated value, of German American ("German American Common") at the Exchange Ratio which shall be calculated as set forth in this Section 1.03(a)(i). FSB's shareholders of record at the time the Merger shall become effective, for the shares of FSB Common then held by them, respectively, shall be allocated and entitled to receive (upon surrender of certificates representing said shares for cancellation) shares of German American Common, which total number of shares of German American Common shall have a value (as hereinafter determined) equal to 150% of the sum of (A) the shareholders' equity of FSB determined in accordance with generally accepted accounting principles consistently applied at June 30,1997 plus (or minus) (B) the amount of net income (loss) retained after payment of dividends, if any, but before securities transactions gains of FSB (as determined in accordance with generally accepted accounting principles consistently applied to the satisfaction of German American) from June 30, 1997, to the end of the month immediately preceding the Closing Date (as that term is defined in Section 1.09), plus (C) if the Board of Directors of FSB or its subsidiary FSB Bank shall establish the executive bonus pool described in Section 4.01(a)(vi)(B) of this Agreement (the "Bonus Pool"), and if FSB and FSB Bank shall thereby obtain a release from the Chief Executive Officer of all employment-related claims, the after-tax amount of any bonus payment (not exceeding $75,000, plus an allowance in lieu of vacation time not to exceed $4,060 pre-tax) that may be paid or payable to FSB Bank's present Chief Executive Officer thereunder. Fees and expenses incurred by FSB in connection with the transactions contemplated by this Agreement, regardless of whether such fees and expenses have been paid or accrued as of the end of the month preceding the Closing Date (but only to the extent that such fees and expenses exceed $15,000), and any amounts paid or payable before or after the Effective Time pursuant

                                      -B 3-
         to the Bonus Pool,  shall be considered in  determining  the net income
         (loss) of FSB for purposes of computing the consideration payable to FSB shareholders hereunder ("Merger Consideration").

                  For purposes of establishing the number of shares of German American Common into which each share of FSB Common shall be converted at the Effective Time (the "Exchange Ratio"), each share of German American Common shall be valued at the average of the lowest closing asked prices and highest closing bid prices of German American Common as reported by the NASDAQ National Market System for each trading day within the period of ten trading days that ends on the second business day preceding the Closing Date (as defined by Section 1.09 hereof) (such period being hereafter referred to as the "Valuation Period" and the value being hereafter referred to as the "Closing Value"). Such value shall then be divided into the aggregate Merger Consideration to establish (to the nearest whole share) the Exchange Ratio.

                  (ii) The shares of GAHC issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding shares of GAHC.

         (b) No fractional shares of German American Common shall be issued and, in lieu thereof, holders of shares of FSB Common who would otherwise be entitled to a fractional share interest (after taking into account all shares of FSB Common held by such holder) shall be paid an amount in cash equal to the product of such fractional share and the Closing Value.

         (c) At the Effective Time, all of the outstanding shares of FSB Common, by virtue of the Holding Company Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of FSB Common (the "Certificates") shall thereafter cease to have any rights with respect to such shares, except the right of such holders to receive, without interest, the Merger Consideration upon the surrender of such Certificate or Certificates in accordance with Section 1.08.

         (d) At the Effective Time, each share of FSB Common, if any, held in the treasury of FSB or by any direct or indirect subsidiary of FSB (other than shares held in trust accounts for the benefit of others or in other fiduciary, nominee or similar capacities) immediately prior to the Effective Time shall be canceled.

         (e) At the Effective Time, the shares of common stock of Community outstanding immediately prior to the Effective Time shall be unchanged by the Holding Company Merger and shall be deemed owned by the Surviving Holding Company.

         (f) If any holders of FSB Common dissent from the Holding Company Merger and demand dissenters' rights under the IBCL, any issued and outstanding shares of FSB Common held by such dissenting holders shall not be converted as described in this Section 1.03 but shall from and after the Effective Time represent only the right to receive such consideration as may be determined to be due to such dissenting holders pursuant to the IBCL; provided, however, that each share of FSB Common outstanding immediately prior to the Effective Time and held by a dissenting holder who shall, after the Effective Time, withdraw his demand for dissenters' rights or lose his right to exercise dissenters' rights shall have only such rights as provided under the IBCL.

                                      -B 4-

         Section 1.04. The Bank Merger. Pursuant to the terms and provisions of this Agreement, the IFIA, and the Plan of Merger attached hereto as Appendix B and incorporated herein by reference (the "Bank Plan of Merger"), and simultaneously with the Holding Company Merger, FSB Bank shall merge with and into Community (or, if the merger of Community into Citizens has first occurred, into Citizens) (the "Bank Merger"). FSB Bank shall be the "Merging Bank" in the Bank Merger and its corporate identity and existence, separate and apart from Community (or Citizens, as the case may be), shall cease on consummation of the Bank Merger. Community (or Citizens as the case may be) shall be the "Surviving Bank" and shall continue its corporate existence under its charter under the provisions of the IFIA and the Bank Merger shall effect no change in the corporate name of Community.

     Section 1.05. Effect of the Bank Merger. The Bank Merger shall have all of the effects provided by the IFIA.

         Section 1.06. The Bank Merger - No Conversion of Shares. At the Effective Time, the shares of Community (or Citizens as the case may be) that were issued and outstanding immediately prior to the Bank Merger shall continue to be issued and outstanding, and the shares of FSB Bank shall be canceled.

     Section 1.07. The Closing. The closing of the Mergers (the "Closing") shall take place at the offices of Leagre Chandler & Millard (or at such other place as the parties may agree) at 9:00 A.M. Eastern Standard
Time on the Closing Date described in Section 1.09 of this Agreement.

         Section 1.08.  Exchange Procedures; Surrender of Certificates.

     (a) Fifth Third Bank, Cincinnati, Ohio, shall act as Exchange Agent in the Holding Company Merger (the "Exchange Agent").

         (b) As soon as reasonably practicable but in no event more than five working days after the Effective Time, the Exchange Agent shall mail to each record holder of any Certificate or Certificates whose shares were converted into the right to receive a pro rata portion of the Merger Consideration, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as German American may reasonably specify) (each such letter the "Merger Letter of Transmittal") and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consolidation. As soon as reasonably practical but in no event more than fifteen days after surrender to the Exchange Agent of a Certificate, together with a Merger Letter of Transmittal duly executed and any other required documents, the Exchange Agent shall transmit to the holder of such Certificate certificate(s) representing shares of German American Common in an aggregate amount computed at the Exchange Ratio plus a check representing any cash payable in lieu of issuance of a fractional share. No interest on the Merger Consideration issuable upon the surrender of the Certificates shall be paid or accrued for the benefit of holders of Certificates. If the Merger Consideration is to be issued to a person other than a person in whose name a surrendered Certificate is registered, it shall be a condition of issuance that the surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance shall pay to the Exchange Agent any required transfer or other taxes or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. German American reserves the right in all cases to require that a surety bond on terms and in an amount satisfactory to German American be provided to German American at the expense of

                                      -B 5-
the FSB shareholder in the event that such shareholder claims loss of a Certificate and requests that German American waive the requirement for surrender of such Certificate.

         (c) No dividends that are otherwise payable on shares of German American Common constituting the Merger Consideration shall be paid to persons entitled to receive such shares of German American Common until such persons surrender their Certificates. Upon such surrender, there shall be paid to the person in whose name the shares of German American Common shall be issued any dividends which shall have become payable with respect to such shares of German American Common (without interest and less the amount of taxes, if any, which may have been imposed thereon), between the Effective Time and the time of such surrender.

         Section 1.09. The Closing Date. The Closing shall take place on the last business day of the month during which each of the conditions in Sections 6.01(d) and 6.02(d) is satisfied or waived by the appropriate party, or on such later or earlier date as FSB and German American may agree (the "Closing Date"). The parties shall use their best efforts to cause the Effective Time of both Mergers to be as of the first day of the calendar month that follows the month in which the Closing occurs.

         Section 1.10.  Actions At Closing.

         (a)      At the Closing, FSB shall deliver to German American:

                  (i) a certified copy of the Articles of Incorporation and Bylaws of FSB, as amended, and a certified copy of the Articles of Incorporation and Bylaws of FSB Bank, as amended;

                  (ii) a certificate or certificates signed by the chief executive officer of FSB and FSB Bank stating, to the best of his knowledge and belief, after due inquiry, that (A) each of the representations and warranties contained in Article Two hereof is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing, and (B) FSB and FSB Bank have performed and complied in all material respects, unless waived by German American, with all of their obligations and agreements required to be performed hereunder prior to the Closing Date;

                  (iii) certified copies of the resolutions of FSB's Board of Directors and shareholders, approving and authorizing the execution of this Agreement and the Plan of Merger and authorizing the consummation of the Holding Company Merger;

                  (iv) a certified copy of the resolutions FSB Bank's Board of Directors and shareholder, as required for valid approval of the execution of this Agreement and the consummation of the Bank Merger;

                  (v) a certificate of the Indiana Secretary of State, dated a recent date, stating that FSB is duly organized and exists under the IBCL;

                  (vi) a certificate of the Indiana Secretary of State, dated a recent date, stating that FSB Bank is duly organized and exists under the IFIA; and


                                      -B 6-

                  (vii) the legal opinion of Bose McKinney & Evans, counsel for FSB to the effect set forth as Exhibit 1.10(a)(vii).

         (b) At the Closing, German American shall deliver to FSB:

                  (i) a certificate signed by the Chief Executive Officer of German American stating, to the best of his knowledge and belief, after due inquiry, that (A) each of the representations and warranties contained in Article Three is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing and (B) German American and Community have performed and complied in all material respects, unless waived by FSB with all of its obligations and agreements required to be performed hereunder prior to the Closing Date;

                  (ii) a certified copy of the resolutions of German American's Board of Directors authorizing the execution of this Agreement and the Plan of Merger and the consummation of the Holding Company Merger;

                  (iii) a certified copy of the resolutions of Community's (or Citizens', as the case may be) Board of Directors and shareholder, as required for valid approval of the execution of this Agreement and the consummation of the Bank Merger;

         (iv) the legal opinion of Leagre Chandler & Millard, counsel for German American, in the form attached hereto as Exhibit 1.10(b)(iv) ; and

                  (v) certificates of the Indiana Secretary of State, dated a recent date, stating that German American exists under the IBCL and that Community exists under the IFIA.

         (c) At the Closing, the parties shall insert the Exchange Ratio determined in accordance with Section 1.03 of this Agreement into the Plan of Merger, and shall execute and/or deliver to one another such Plan of Merger and such other documents and instruments and take such other actions as shall be necessary or appropriate to consummate the Mergers.

                                   ARTICLE TWO
               REPRESENTATIONS AND WARRANTIES OF FSB AND FSB BANK

         FSB and FSB Bank hereby severally make the following representations and warranties:

         Section 2.01.  Organization and Capital Stock.

         (a) FSB is a corporation duly organized and validly existing under the IBCL and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted.


                                      -B 7-

         (b) FSB Bank is a corporation duly incorporated and validly existing under the IFIA and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted.

         (c) FSB has authorized capital stock of (i) 3,000,000 shares of FSB Common, no par value, of which, as of the date of this Agreement, 48,916 shares are issued and outstanding, and (ii) 2,000,000 shares of preferred stock, none of which have been issued. All such shares of FSB Common are duly and validly issued and outstanding, fully paid and non-assessable. None of the outstanding shares of FSB Common has been issued in violation of any preemptive rights of the current or past shareholders of FSB or in violation of any applicable federal or state securities laws or regulations.

         (d) FSB Bank has authorized capital stock of 49,000 shares of common stock, $.01 stated value, all of which shares are issued and outstanding ("FSB Bank Common"). All of such shares of FSB Bank Common are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of FSB Bank Common has been issued in violation of any preemptive rights of the current or past shareholders of FSB Bank or in violation of any applicable federal or state securities laws or regulations.

         (e) There are no shares of capital stock or other equity securities of FSB or FSB Bank authorized, issued or outstanding (except as set forth in this Section 2.01) and no outstanding options, warrants, rights to subscribe for, calls, puts, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of FSB or FSB Bank, or contracts, commitments, understandings or arrangements by which FSB or FSB Bank are or may be obligated to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

         Section 2.02. Authorization; No Defaults. The Boards of Directors of FSB and FSB Bank have each, by all appropriate action, approved this Agreement, the applicable Plan of Merger and the Merger contemplated thereby and have authorized the execution of this Agreement and the applicable Plan of Merger on their behalf by their duly authorized officers and the performance by FSB and FSB Bank of its obligations hereunder. Nothing in the Articles of Incorporation or Bylaws of FSB, as amended, or the Articles of Incorporation or Bylaws of FSB Bank, as amended, or in any material agreement or instrument, or any decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which FSB or FSB Bank is bound or subject, would prohibit FSB or FSB Bank from consummating, or would be violated or breached by FSB's or FSB Bank's consummation of, this Agreement and the Mergers and other transactions contemplated herein on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by FSB and FSB Bank and constitutes a legal, valid and binding obligation of FSB and FSB Bank, enforceable against FSB and FSB Bank in accordance with its terms. Neither FSB nor FSB Bank is, nor will be by reason of the consummation of the transactions contemplated herein, in material default under or in material violation of any provision of, nor will the consummation of the transactions contemplated herein afford any party a right to accelerate any indebtedness under, its articles of incorporation or bylaws, any material promissory note, indenture or other evidence of indebtedness or security therefor, or any material lease, contract, or other commitment or agreement to which it is a party or by which it or its property is bound.

     Section 2.03. Subsidiaries. Except as otherwise disclosed in a confidential writing delivered by FSB and FSB Bank to German American and executed by all the parties concurrently with the execution of this

                                      -B 8-

Agreement (the "Disclosure Schedule") and except for the ownership by FSB of all the capital stock of FSB Bank, neither FSB nor FSB Bank has (or has had at any time in the last ten years) any direct or indirect ownership interest in any corporation, partnership, limited liability company, joint venture or other business.

         Section 2.04.  Financial Information.

         (a) FSB has furnished to German American the consolidated balance sheets of FSB as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. Such financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be reflected in the notes thereto), and fairly present the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of FSB in all material respects as of the date and for the period indicated.

         (b) FSB Bank has furnished to German American its Consolidated Reports of Condition and Income as filed with the FFIEC for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 (the "Call Reports"). The Call Reports were prepared in accordance with the applicable regulatory instructions on a consistent basis with previous such reports, and fairly present the financial position and results of operations of FSB Bank in all material respects as of the dates and for the periods indicated, subject, however, to normal recurring year-end adjustments, none of which will be material.

         (c) Neither FSB nor FSB Bank has any material liability, fixed or contingent, except to the extent set forth in the financial statements and the Call Reports described in subsections (a) and (b) of this Section 2.04 (collectively, the "FSB Financial Statements") or incurred in the ordinary course of business since the date of the most recent balance sheet of FSB or FSB Bank included in the FSB Financial Statements.

         (d) FSB does not engage in the lending business (except by and through FSB Bank) or any other business or activity other than that which is incident to its ownership of all the capital stock of FSB Bank, and does not own any investment securities (except the capital stock of FSB Bank).

         Section 2.05. Absence of Changes. Since December 31, 1996, and except to the extent reflected in the Call Reports, there has not been any material adverse change in the financial condition, the results of operations or the business of FSB or FSB Bank, taken as a whole.

         Section 2.06. Absence of Agreements with Banking Authorities. Except as disclosed in the Disclosure Schedule, neither FSB nor FSB Bank is subject to any order (other than orders applicable to bank holding companies or banks generally) and neither is a party to any agreement or memorandum of understanding with any federal or state agency charged with the supervision or regulation of banks or bank holding companies, including without limitation, the Federal Deposit Insurance Corporation (the "FDIC"), the FRB, and the DFI.

         Section 2.07. Tax Matters. FSB and FSB Bank have filed all federal, state and local tax returns due in respect of any of its business, income and properties in a timely fashion and has paid or made provision for all amounts shown due on such returns. All such returns fairly reflect the information required to be presented therein in all material respects. All provisions for accrued but unpaid taxes contained in the FSB Financial Statements were made in accordance with generally accepted accounting principles.

                                      -B 9-

         Section 2.08. Absence of Litigation. There is no material litigation, claim or other proceeding pending or, to the knowledge of FSB, threatened, before any judicial, administrative or regulatory agency or tribunal, to which FSB or FSB Bank is a party or to which any of their properties are subject.

         Section 2.09.  Employment  Matters.

         (a) Except as disclosed in the Disclosure Schedule, neither FSB nor FSB Bank is a party to or bound by any material contract arrangement or understanding (written or otherwise) for the employment, retention or engagement of any past or present officer, employee, agent, consultant or other person or entity which, by its terms, is not terminable by FSB or FSB Bank, respectively, on thirty (30) days' written notice or less without the payment of any amount by reason of such termination.

         (b) FSB and FSB Bank are and have been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and (i) neither FSB nor FSB Bank is engaged in any unfair labor practice; (ii) there is no unfair labor practice complaint against FSB or FSB Bank pending or, to the knowledge of FSB, threatened before the National Labor Relations Board; (iii) there is no labor dispute, strike, slowdown or stoppage actually pending or, to the knowledge of FSB, threatened against or directly affecting FSB or FSB Bank; and (iv) neither FSB nor FSB Bank has experienced any material work stoppage or other material labor difficulty during the past five years.

         (c) Except as set forth in the Disclosure Schedule, neither the execution nor the delivery of this Agreement, nor the consummation of any of the transactions contemplated hereby other than the Bonus Pool, will (i) result in any payment (including without limitation severance, unemployment compensation or golden parachute payment) becoming due to any director or employee of FSB or FSB Bank from either of such entities, (ii) increase any benefit otherwise payable under any of their employee plans or (iii) result in the acceleration of the time of payment of any such benefit. No amounts paid or payable by FSB or FSB Bank to or with respect to any employee or former employee of FSB of FSB Bank will fail to be deductible for federal income tax purposes by reason of
Section 280G of the Internal Revenue Code of 1986, as amended ("Code") or otherwise.

         Section 2.10. Reports. Since January 1, 1994, FSB and FSB Bank have filed all reports, notices and other statements, together with any amendments required to be made with respect thereto, if any, that they were required to file with (i) the Securities and Exchange Commission ("SEC"), (ii) the FRB,
(iii) the FDIC, (iv) the DFI and (v) any other governmental authority with jurisdiction over FSB or FSB Bank. As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed.

         Section 2.11. Investment Portfolio. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of States and political subdivisions of the United States and other investment securities held by FSB Bank, as reflected in the Call Reports, are carried on the books of FSB Bank in accordance with generally accepted accounting principles, consistently applied. FSB Bank does not engage in activities that would require that it establish a trading account under applicable regulatory guidelines and interpretations.

                                     -B 10-

         Section 2.12. Loan Portfolio. All loans and discounts shown in the Call Reports, or which were entered into after September 30, 1997, but before the Closing Date, were and will be made in all material respects for good, valuable and adequate consideration in the ordinary course of the business of FSB Bank, in accordance in all material respects with FSB Bank's lending policies and practices unless otherwise approved by FSB Bank's Board of Directors, and are not, to FSB Bank's knowledge, subject to any material defenses, set offs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity. The notes or other evidences of indebtedness evidencing such loans and all forms of pledges, mortgages and other collateral documents and security agreements are and will be, in all material respects, enforceable, valid, true and genuine and what they purport to be. FSB Bank has complied and will through the Closing Date continue to comply with all laws and regulations relating to such loans, or to the extent there has not been such compliance, such failure to comply will not materially interfere with the collection of any such loan. FSB Bank has not sold, purchased or entered into any loan participation arrangement except where such participation is on a pro rata basis according to the respective contributions of the participants to such loan amount. FSB has no knowledge that any condition of property in which FSB Bank has an interest as collateral to secure a loan or that is held as an asset of any trust violates the Environmental Laws (defined in Section 2.15) in any material respect or obligates FSB, or FSB Bank, or the owner or operator of such property to remedy, stabilize, neutralize or otherwise alter the environmental condition of such property.

         Section 2.13.  ERISA.


         (a) Except as disclosed in the Disclosure Schedule, no person participates in any "employee welfare benefit plan" or "employee pension benefit plan" (as those terms are respectively defined in Sections 3(1) and 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA")), nor may any person reasonably expect to participate in any such plan, in either case, on account of his or her past or present employment with FSB or FSB Bank. FSB and FSB Bank do not maintain any retirement or deferred compensation plan, savings, incentive, stock option or stock purchase plan, unemployment compensation plan, vacation pay, severance pay, bonus or benefit arrangement, insurance or hospitalization program or any other fringe benefit arrangements (referred to collectively hereinafter as "fringe benefit arrangements") for any past or present employee, consultant or agent of FSB or FSB Bank, whether pursuant to contract, arrangement, custom or informal understanding, which does not constitute an "employee benefit plan" (as defined in Section 3(3) of ERISA), except as listed in the Disclosure Schedule.

         (b) During the past sixty months, FSB has not maintained any employee welfare benefit plans or employee pension benefit plans except for plans listed on the Disclosure Schedule. There have been no amendments to any of the employee pension benefit plans, employee welfare benefit plans or fringe benefit arrangements listed on the Disclosure Schedule since December 31, 1994.

         (c) All employee pension benefit plans, employee welfare benefit plans and fringe benefit arrangements listed on the Disclosure Schedule comply in form and in operation in all material respects with all applicable requirements of law and regulation. All employee pension benefit plans maintained by FSB and FSB Bank comply in form and in operation with all applicable requirements of Sections 401(a) and 401(k) of the Code. Except as disclosed in the Disclosure Schedule, neither FSB nor FSB Bank has (i) incurred any liability for tax under
Section 4971 of the Code on account of any accumulated funding deficiency and no plan or

                                     -B 11-
arrangement listed in the Disclosure Schedule has incurred any accumulated funding deficiency within the meaning of Section 412 or 418(B) of the Code; (ii) applied for or obtained a waiver by the IRS of any minimum funding requirement under Section 412 of the Code; (iii) become subject to any disallowance of deductions under Sections 419 or 419(A) of the Code; (iv) incurred any liability for excise tax under Sections 4972, 4975, or 4976 of the Code or any liability under Section 406 of ERISA; (v) incurred any liability to the Pension Benefit Guaranty Corporation; (vi) had a reportable event (within the meaning of Section 4043 of ERISA); or (vii) breached any of the duties or failed to perform any of the obligations imposed upon the fiduciaries or plan administrators under Title I or ERISA.

         (d) A true and correct copy of each of the plans and arrangements listed on the Disclosure Schedule as in effect on the date hereof and each trust agreement relating to each such plan and arrangement, has been supplied to German American. A true and correct copy of the annual report (as described in
Section 103 of ERISA) most recently filed for each plan listed in the Disclosure Schedule has been supplied to German American, and there have been no material changes in the financial condition in the respective plans from that stated in the annual reports supplied. In the case of any plan or arrangement which is not in written form, the Disclosure Schedule includes an accurate description of such plan or arrangement. Neither FSB nor FSB Bank would have any liability or contingent liability if any plan or arrangement listed on the Disclosure Schedule (including without limitation the payment by FSB Bank of premiums for health care coverage for active employees or retirees) were terminated or if FSB or FSB Bank were to cease its participation therein. Except as disclosed in the Disclosure Schedule, and to the best of the knowledge of the present non-employee members of the Board of Directors of FSB and of FSB Bank (without any independent review of the books and records of FSB and FSB Bank or the making of any other independent inquiry), and to the best of the knowledge of the President of FSB Bank (after review of the books and records of FSB Bank but without the obligation to make any further independent inquiry), neither FSB nor FSB Bank nor any of their affiliates or persons acting on their behalf have made any written or oral promises or statements to employees or retirees who are now living which might reasonably have been construed by them as promising "lifetime" or other vested rights to benefits under any plan or arrangement that cannot be unilaterally terminated or modified by FSB Bank or FSB at their discretion at any time without further obligation.

         (e) Except as disclosed in the Disclosure Schedule, in the case of each plan or arrangement listed in the Disclosure Schedule which is a defined benefit plan (within the meaning of Section 3(35) of ERISA), the net fair market value of the assets held to fund such plan or arrangement equals or exceeds the present value of all accrued benefits thereunder, both vested and nonvested, as determined in accordance with an actuarial costs method acceptable under section 3(31) of ERISA.

         (f) On a timely basis, FSB and FSB Bank have made all contributions or payments to or under each plan or arrangement listed in the Disclosure Schedule as required pursuant to each such plan or arrangement, any collective bargaining agreements or other provision for reserves to meet contributions and payments under such plans or arrangements which have not been made because they are not yet due.

         (g) None of the plans or arrangements listed in the Disclosure Schedule owns (or has owned within the past 60 months) any FSB Common or other securities of FSB, FSB Bank or a related entity.

     Section 2.14. Title to Properties; Insurance. FSB and FSB Bank have marketable title, insurable at standard rates, free and clear of all liens, charges and encumbrances (except taxes which are a lien but not yet

                                     -B 12-
payable and liens, charges or encumbrances reflected in the FSB Financial Statements and easements, rights-of-way, and other restrictions which are not material and, in the case of Other Real Estate Owned, as such real estate is internally classified on the books of FSB Bank, rights of redemption under applicable law) to all real properties reflected on the FSB Financial Statements as being owned by FSB or FSB Bank, respectively. All material leasehold interests used by FSB and FSB Bank in their respective operations are held pursuant to lease agreements which are valid and enforceable in accordance with their terms. All such properties comply in all material respects with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto and there are no condemnation proceedings pending or, to the knowledge of FSB, threatened with respect to such properties. FSB and FSB Bank have valid title or other ownership or use rights under licenses to all material intangible personal or intellectual property used by FSB and FSB Bank in their respective business free and clear of any claim, defense or right of any other person or entity which is material to such property, subject only to rights of the licensor pursuant to applicable license agreements, which rights do not materially adversely interfere with the use or enjoyment of such property. All insurable properties owned or held by FSB or FSB Bank are insured in such amounts, and against fire and other risks insured against by extended coverage and public liability insurance, as is customary with companies of the same size and in the same business.

         Section 2.15.  Environmental Matters.


         (a) As used in this Agreement, "Environmental Laws" means all local, state and federal environmental, health and safety laws and regulations in all jurisdictions in which FSB or FSB Bank has done business or owned property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act, and the Federal Occupational Safety and Health Act.

         (b) Except as disclosed the Disclosure Schedule, neither (i) the conduct by FSB and FSB Bank of operations at any property, nor (ii) any condition of any property owned by FSB or FSB Bank within the past ten (10) years and used in their business operations, nor (iii) to the knowledge of FSB the condition of any property owned by them within the past ten (10) years but not used in their business operations, nor (iv) to the knowledge of FSB the condition of any property held by them as a trust asset within the past ten (10) years, violates or violated Environmental Laws in any material respect, and no condition or event has occurred with respect to any such property that, with notice or the passage of time, or both, would constitute a material violation of Environmental Laws or obligate (or potentially obligate) FSB or FSB Bank to remedy, stabilize, neutralize or otherwise alter the environmental condition of any such property. Neither FSB nor FSB Bank has received any notice from any person or entity that FSB or FSB Bank or the operation of any facilities or any property owned by either of them, or held as a trust asset, are or were in violation of any Environmental Laws or that either of them is responsible (or potentially responsible) for the cleanup of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

         Section 2.16. Compliance with Law. FSB and FSB Bank each have all material licenses, franchises, permits and other governmental authorizations that are legally required to enable it to conduct their respective businesses as presently conducted and are in compliance in all material respects with all applicable laws and regulations, the violation of which would be material.


                                     -B 13-

         Section 2.17. Brokerage. Except as set forth in the Disclosure Schedule, there are no claims, agreements, arrangements, or understandings (written or otherwise) for brokerage commissions, finders' fees or similar compensation in connection with the Mergers payable by FSB or FSB Bank.

         Section 2.18. Material Contracts. Except as set forth in the Disclosure Schedule, neither FSB nor FSB Bank is a party to or bound by any oral or written
(i) material agreement, contract or indenture under which it has borrowed or will borrow money (not including federal funds and money deposited, including without limitation, checking and savings accounts and certificates of deposit and borrowings from the FHLBB and the FRB); (ii) material guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection and guarantees made in the ordinary course of business and letters of credit issued in the ordinary course of business; (iii) contract, arrangement or understanding with any present or former officer, director or shareholder (except for deposit or loan agreements entered into in the ordinary course of business); (iv) material license, whether as licensor or licensee; (v) contract or commitment for the purchase of materials, supplies or other real or personal property in an amount in excess of $10,000 or for the performance of services over a period of more than thirty days and involving an amount in excess of $10,000; (vi) joint venture or partnership agreement or arrangement;
(vii) contract arrangement or understanding with any present or former consultant, advisor, investment banker, broker, attorney or accountant; or
(viii) contract, agreement or other commitment not made in the ordinary course of business.

         Section 2.19. Compliance with Americans with Disabilities Act. (a) To the best of FSB's knowledge, FSB and FSB Bank and their respective properties (including those held by either of them in a fiduciary capacity) are in compliance with all applicable provisions of the Americans with Disabilities Act (the "ADA"), and (b) no action under the ADA against FSB, FSB Bank or any of its properties has been initiated nor, to the best of FSB's knowledge, has been threatened or contemplated.

         Section 2.20. Statements True and Correct. None of the information supplied or to be supplied by FSB or FSB Bank for inclusion in any documents to be filed with the FRB, the SEC, the DFI, the FDIC, or any other regulatory authority in connection with the Mergers will, at the respective times such documents are filed, be false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements therein not misleading.

         Section 2.21. FSB's Knowledge. With respect to representations and warranties herein that are made or qualified as being made "to the knowledge of FSB" or words of similar import, it is understood and agreed that matters within the knowledge of the directors and the officers of FSB and FSB Bank shall be considered to be within the knowledge of FSB.

                                  ARTICLE THREE
      REPRESENTATIONS AND WARRANTIES OF GERMAN AMERICAN, GAHC AND COMMUNITY

         German American, GAHC and Community hereby severally make the following representations and warranties:

         Section 3.01.  Organization and Capital Stock.


                                     -B 14-

         (a) German American is a corporation duly incorporated and validly existing under the IBCL and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted.

         (b) GAHC is a corporation duly incorporated and validly existing under the IBCL and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. All of the capital stock of GAHC is owned by German American.


         (c) Community is a corporation duly incorporated and validly existing under the IFIA and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. All of the capital stock of Community is owned by GAHC.

         (d) German American has authorized capital stock of (i) 20,000,000 shares of German American Common, $10 par value, $1 stated value, of which, as of the date of this Agreement, 5,096,209 shares are issued and outstanding, and approximately 254,810 shares are to be issued and delivered on December 20, 1997 pursuant to German American's 1997 five percent stock dividend, and (ii) 500,000 shares of preferred stock, $10.00 par value per share, of which no shares are issued and outstanding. All of the issued and outstanding shares of German American Common are duly and validly issued and outstanding, fully paid and non-assessable.

         (e) Community has authorized capital stock of 4,000 shares of common stock, $25.00 par value per share (the "Community Common"). As of the date of this Agreement, all of the shares of Community Common are duly and validly issued and outstanding, fully paid, and owned by German American.

         (f) The shares of German American Common that are to be issued to the shareholders of FSB pursuant to the Holding Company Merger have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued and outstanding, fully paid and non-assessable.

         Section 3.02. Authorization. The Boards of Directors of German American, GAHC and Community have each, by all appropriate action, approved this Agreement and the Mergers and authorized the execution hereof on their behalf by their duly authorized officers and the performance by each such entity of its obligations hereunder. Nothing in the Articles of Incorporation or Bylaws of German American, GAHC or Community, as amended, or any other agreement, instrument, decree, proceeding, law or regulation (except for the possible need for approval of the issuance of additional shares pursuant to the Merger by the shareholders of German American under the National Market System listing standards of NASDAQ, and except as specifically referred to in or contemplated by this Agreement) by or to which either of them or any of their subsidiaries is bound or subject would prohibit German American, GAHC or Community from entering into and consummating this Agreement and the Mergers on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by German American, GAHC and Community and constitutes a legal, valid and binding obligation of German American and Community enforceable against German American and Community in accordance with its terms and no other corporate acts or proceedings are required by law to be taken by German American, GAHC or Community to authorize the execution, delivery and performance of this Agreement. Except for any requisite approvals of the FRB, FDIC and DFI, and the SEC's order declaring effective German American's registration statement under the Securities Act of 1933 with

                                     -B 15-
respect to the Holding Company Merger, no notice to, filing with, authorization by, or consent or approval of, any federal or state regulatory authority is necessary for the execution and delivery of this Agreement or the consummation of the Mergers by German American, GAHC or Community.

         Section 3.03. Subsidiaries. Each of German American's subsidiaries is duly organized and validly existing under the laws of the jurisdiction of its incorporation and has the corporate power to own its respective properties and assets, to incur its respective liabilities and to carry on its respective business as now being conducted.

         Section 3.04. Financial Information. The consolidated balance sheet of German American and its subsidiaries as of December 31, 1996 and related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended together with the notes thereto, included in German American's most recent Annual Report on Form 10-K, as filed with the SEC (the "10-K"), and the unaudited consolidated balance sheets of German American and its subsidiaries as of March 31, June 30, and September 30, 1997 and the related unaudited consolidated statements of income, changes in shareholders' equity and cash flows for the periods then ended included in German American's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1997 as filed with the SEC (the "10-Q Reports") (collectively the financial statements and notes thereto included in the 10-Q Reports and the 10-K are sometimes referred to as the "German American Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as disclosed therein) and fairly present the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of German American and its consolidated subsidiaries as of the dates and for the periods indicated
(subject, in the case of interim financial statements, to normal recurring year-end adjustments, none of which will be material).

         Section 3.05. Absence of Changes. Since December 31, 1996 (and except to the extent reflected in the 10-Q Reports), there has not been any material adverse change in the consolidated financial condition or the consolidated results of operations or the business of German American and its subsidiaries, taken as a whole.

         Section 3.06. Reports. Since January 1, 1994 (or, in the case of subsidiaries of German American, the date of acquisition thereof by German American, if later), German American and each of its subsidiaries have filed all reports, notices and other statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC,
(ii) the FRB, (iii) the FDIC, (iv) the DFI, (v) any applicable state securities or banking authorities, and (vi) any other governmental authority with jurisdiction over German American or any of its subsidiaries. As of their respective dates, each of such reports and documents, as amended, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed. None of the information included in such reports or documents was, at their respective dates of filing, false or misleading with respect to any material fact, or omitted to state any material fact necessary in order to make the statements therein not misleading, on a consolidated basis, taking into account the circumstances under which such reports or documents were filed and considering the total mix of information that was at the time publicly available concerning German American and its subsidiaries.

     Section 3.07. Absence of Litigation. There is no material litigation, claim or other proceeding pending or, to the knowledge of German American, threatened, before any judicial, administrative or regulatory agency

                                     -B 16-
or tribunal against German American or any of its subsidiaries, or to which the property of German American or any of its subsidiaries is subject, which is required to be disclosed in SEC reports under Item 103 of Regulation S-K, and which has not been so disclosed.

         Section 3.08. Absence of Agreements with Banking Authorities. Neither German American nor any of its subsidiaries is subject to any order (other than orders applicable to bank holding companies or banks generally) or is a party to any agreement or memorandum of understanding with any federal or state agency charged with the supervision or regulation of banks or bank holding companies, including without limitation the FDIC, the DFI and the FRB.

         Section 3.09. Compliance with Law. German American and its subsidiaries have all material licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses as presently conducted and are in compliance in all material respects with all applicable laws and regulations, the violation of which would be material.

                                  ARTICLE FOUR
                          COVENANTS OF FSB AND FSB BANK

         Section 4.01.  Conduct of Business.


         (a) FSB and FSB Bank shall continue to carry on their respective businesses, and shall discharge or incur obligations and liabilities, only in the ordinary course of business as heretofore conducted and, by way of amplification and not limitation with respect to such obligation, neither FSB nor FSB Bank will, without the prior written consent of German American:

               (i) declare or pay any dividend or make any other distribution to shareholders, whether in cash, stock or other property; or

                  (ii) issue (or agree to issue) any common or other capital stock or any options, warrants or other rights to subscribe for or purchase common or any other capital stock or any securities convertible into or exchangeable for any capital stock; or

                  (iii) directly or indirectly redeem, purchase or otherwise acquire (or agree to redeem, purchase or acquire) (except for shares acquired in satisfaction of a debt previously contracted) any of their own common or any other capital stock; or

                  (iv) effect a split, reverse split, reclassification, or other similar change in, or of, any common or other capital stock or otherwise reorganize or recapitalize; or

               (v) change the Articles of Incorporation or Bylaws of FSB or the Articles of Incorporation or Bylaws of FSB Bank; or

                 (vi) pay or agree to pay, conditionally or otherwise, any bonus (other than bonuses for calendar year 1997 that, when aggregated with other bonuses paid or payable with respect to 1997,

                                     -B 17-
         would not exceed the aggregate amount of bonuses paid for calendar year
         1996), additional compensation (other than ordinary and normal salary increases consistent with past practices) or severance benefit or otherwise make any changes out of the ordinary course of business with respect to the fees or compensation payable or to become payable to consultants, advisors, investment bankers, brokers, attorneys, accountants, directors, officers or employees or, except as required by law, adopt or make any change in any Employee Plan or other arrangement or payment made to, for or with any of such consultants, advisors, investment bankers, brokers, attorneys, accountants, directors, officers or employees; provided, however, that (A) FSB and FSB Bank may pay the fees, expenses and other compensation of consultants, advisors, investment bankers, brokers, attorneys and accountants when, if, and as earned in accordance with the terms of the contracts, arrangements or understandings of FSB or FSB Bank specifically disclosed on the Disclosure Schedule, and (B) FSB Bank may establish an executive bonus pool to secure the continued attention of the executive officers of FSB Bank to its affairs through the Effective Time (the "Bonus Pool") which Bonus Pool shall be funded entirely from net income (loss) of FSB Bank for periods ended on or before the last day of the month preceding the Closing Date;

                  (vii) borrow or agree to borrow any material amount of funds except in the ordinary course of business, or directly or indirectly guarantee or agree to guarantee any material obligations of others except in the ordinary course of business or pursuant to outstanding letters of credit; or

                  (viii) make or commit to make any new loan or issue or commit to issue any new letter of credit or any new or additional discretionary advance under any existing line of credit, or purchase or agree to purchase any interest in a loan participation, in aggregate principal amounts (A) in excess of $100,000 to any one borrower (or group of affiliated borrowers) or (B) that would cause FSB Bank's credit extensions or commitments to any one borrower (or group of affiliated borrowers) to exceed $250,000 (German American's consent to credit extensions in the ordinary course of business will not be unreasonably withheld); or

                  (ix) other than U.S. Treasury obligations or asset-backed securities issued or guaranteed by United States governmental agencies or financial institution certificates of deposit insured by the FDIC, in either case having an average remaining life of five years or less (except that maturities may extend to seven years on variable-rate securities), purchase or otherwise acquire any investment security for their own accounts, or sell any investment security owned by either of them which is designated as held-to-maturity, or engage in any activity that would require the establishment of a trading account for investment securities; or

                  (x) increase or decrease the rate of interest paid on time deposits, or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices; or

               (xi) enter into or amend any agreement, contract or commitment out of the ordinary course of business; or

                  (xii) except in the ordinary course of business, place on any of their assets or properties any mortgage, pledge, lien, charge, or other encumbrance; or


                                     -B 18-

                  (xiii) except in the ordinary course of business, cancel, release, compromise or accelerate any material indebtedness owing to FSB or FSB Bank, or any claims which either of them may possess, or voluntarily waive any material rights with respect thereto; or

                  (xiv) sell or otherwise dispose of any real property or any material amount of any personal property other than properties acquired in foreclosure or otherwise in the ordinary course of collection of indebtedness to FSB or FSB Bank; or

                  (xv) foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon, prepared by a reliable and qualified person or firm acceptable to German American, which indicates that the property is free of pollutants, contaminants or hazardous or toxic waste materials; provided, however, that neither FSB nor FSB Bank shall be required to obtain such a report with respect to single family, non-agricultural residential property of one acre or less to be foreclosed upon unless it has reason to believe that such property might contain such materials or otherwise might be contaminated; or

                  (xvi) commit any act or fail to do any act which will cause a material breach of any material agreement, contract or commitment; or

                  (xvii) violate any law, statute, rule, governmental regulation or order, which violation might have a material adverse effect on its business, financial condition, or earnings; or

                  (xviii) purchase any real or personal property or make any other capital expenditure where the amount paid or committed therefor is in excess of $100,000 other than purchases of property made in the ordinary course of business in connection with loan collection activities or foreclosure sales in connection with any of FSB's or FSB Bank's loans;

                  (xix) issue certificate(s) for shares of FSB Common to any FSB shareholder in replacement of certificate(s) claimed to have been lost or destroyed without first obtaining from such shareholder(s), at the expense of such shareholder(s), a surety bond from a recognized insurance company in an amount that would indemnify FSB (and its successors) against lost certificate(s) (but not less than 150% of the estimated per share value of the Merger Consideration under this Agreement) per share of FSB Common, and obtaining a usual and customary affidavit of loss and indemnity agreement from such shareholder(s); provided, however, that FSB may waive the surety bond requirement in connection with the issuance of replacement certificates to any shareholder if the number of shares of FSB Common so reissued (together with the number of shares previously reissued since October 1, 1997 to such shareholder and all other shareholders who are affiliated or associated with such shareholder) does not exceed an aggregate of 150 shares; or

                  (xx) hold a special, regular or annual meeting (or take action by consent in lieu thereof) of the Board of Directors or the sole shareholder of FSB Bank for the purpose of appointing or electing any new member to the Board of Directors of FSB Bank (whether to fill a vacancy or otherwise) unless such new member is approved in advance in writing by German American.


                                     -B 19-

         (b) Neither FSB nor FSB Bank shall, without the prior written consent of German American, engage in any transaction or take any other action that would render untrue in any material respect any of the representations and warranties of FSB or FSB Bank contained in Article Two hereof if such representations and warranties were given as of the date of such transaction or action.

         (c) FSB shall promptly notify German American in writing of the occurrence of any matter or event known to FSB or FSB Bank that is, or is likely to become, materially adverse to the business, operations, properties, assets or condition (financial or otherwise) of FSB or FSB Bank taken as a whole.

         (d) Neither FSB nor FSB Bank shall (a) directly or indirectly solicit, encourage or facilitate (nor shall they permit any of their respective officers, directors, employees or agents directly or indirectly to solicit, encourage or facilitate), including by way of furnishing information other than the terms of this Agreement, any inquiries or proposals from third parties for a merger, consolidation, share exchange or similar transaction involving FSB or FSB Bank or for the acquisition of the stock or substantially all of the assets or business of FSB or FSB Bank, or (b) subject to the fiduciary duties of the Directors of FSB as advised by counsel in a written opinion, discuss with or enter into conversations with any person concerning any such merger, consolidation, share exchange, acquisition or other transaction. FSB shall promptly notify German American orally (to be confirmed in writing as soon as practicable thereafter) of all of the relevant details concerning any inquiries or proposals that it may receive relating to any such matters, including actions it intends to take with respect to such matters.

         Section 4.02. Breaches. FSB shall, in the event it has knowledge of the occurrence of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date of this Agreement) of any of its or FSB Bank's representations or agreements contained or referred to in this Agreement, give prompt notice thereof to German American and use its best efforts to prevent or promptly remedy the same.

         Section 4.03. Submission to Shareholders. FSB shall cause to be duly called and held, on a date mutually selected by German American and FSB, a special meeting of its shareholders (the "FSB Shareholders' Meeting") for submission of this Agreement and the Holding Company Merger for approval of FSB shareholders as required by the IBCL. In connection with the FSB Shareholders' Meeting, (i) FSB shall cooperate with and assist German American in preparing and filing a Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") with the SEC in accordance with SEC requirements and FSB shall mail it to its shareholders, (ii) FSB shall furnish German American all information concerning itself that German American may reasonably request in connection with such Proxy Statement/Prospectus, and (iii) the Board of Directors of FSB shall (unless in the written opinion of counsel for FSB the fiduciary duties of the Board of Directors prohibit such a recommendation, in which event the individual members of the Board of Directors shall nevertheless remain personally obligated to support the Agreement and the Holding Company Merger pursuant to their personal undertakings on the signature page of this Agreement) unanimously recommend to its shareholders the approval of this Agreement and the Holding Company Merger contemplated hereby and use its best efforts to obtain such shareholder approval.

         Section 4.04. Consummation of Agreement. FSB shall use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to effect the Mergers in accordance with the terms and provisions hereof. FSB shall furnish to German American in a timely

                                     -B 20-
manner all information, data and documents in the possession of FSB or FSB Bank requested by German American as may be required to obtain any necessary regulatory or other approvals of the Mergers or to file with the SEC a registration statement on Form S-4 (the "Registration Statement") relating to the shares of German American Common to be issued to the shareholders of FSB pursuant to the Mergers and this Agreement, and shall otherwise cooperate fully with German American to carry out the purpose and intent of this Agreement.

         Section 4.05. Financial Information. German American shall direct its independent accounting firm, at German American's expense, to prepare financial statements, Guide 3 statistical data, selected financial data, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Items 301, 302, and 303 of SEC Regulation S-K) ("MD&A") in compliance with SEC requirements for inclusion in the Registration Statement, including unaudited financial statements and related Guide 3 and MD&A as of and for the appropriate quarterly and year-to-date periods ending September 30, 1997. FSB shall cooperate with German American and its accounting firm in connection with the preparation of all such information, and FSB shall use its best efforts to provide such financial statements and data and MD&A to German American in EDGAR format as soon as practicable.

         Section 4.06. Environmental Reports. Except as German American shall otherwise consent with respect to any residential real estate (which consent will not be unreasonably withheld by German American), FSB shall, at German American's expense, cooperate with an environmental consulting firm designated by German American in connection with the conduct by such firm of a phase one environmental investigation on all real property owned or leased by FSB or its subsidiaries as of the date of this Agreement, and any real property acquired or leased by FSB or its subsidiaries after the date of this Agreement, except as otherwise provided in Section 4.01(a)(xv). If further investigation procedures are required as to any property by the report of the phase one investigation in German American's reasonable opinion, FSB shall as soon as practicable, at German American's expense, commission the taking of such further procedures and provide a report of the results of such further procedures to German American; provided, however, that should the costs of taking such further procedures be estimated to be greater than $10,000, and should FSB not agree to assume the excess amount of such costs, then German American may terminate its obligations under this Agreement by written notice to FSB. German American shall have fifteen (15) business days from the receipt of any such investigation report to notify FSB of any objection to the contents of any such report. Should the cost of taking all remedial and corrective actions and measures (i) required by applicable law, or (ii) recommended or suggested by such report or reports and prudent in light of the findings of such report, in the aggregate, exceed the sum of $100,000, as reasonably estimated by the environmental expert retained for such purpose by German American and reasonably acceptable to FSB, or if the cost of such actions and measures cannot be so reasonably estimated by such expert with any reasonable degree of certainty, then German American shall have the right pursuant to Section 7.03 hereof, for a period of 10 business days following receipt of such estimate or indication that the cost of such actions and measures cannot be so reasonably estimated, to terminate this Agreement without further obligation to FSB, which shall be German American's sole remedy in such event.

         Section 4.07. Restriction on Resales. FSB shall obtain and deliver to German American, at least thirty (30) days prior to the Closing Date, signed representations, in form reasonably acceptable to German American, of each shareholder who may reasonably be deemed an "affiliate" of FSB as of the date of the Shareholders' Meeting within the meaning of such term as used in Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), regarding their prospective compliance with the provisions of such Rule 145. FSB shall also

                                     -B 21-
obtain and deliver to German American at least 30 days prior to the Closing Date, the signed agreements of each shareholder who may reasonably be deemed an "affiliate" (as such term is described in the preceding sentence) of FSB as of the date of the Shareholders' Meeting agreeing not to sell any shares of German American Common or otherwise reduce his or her risk relative to such shares, until such time as financial results covering at least thirty (30) days of post-Merger combined operations have been filed by German American with the SEC in a quarterly report on Form 10-Q or in an annual report on Form 10-K.

         Section 4.08. Access to Information. FSB shall permit German American reasonable access, in a manner which will avoid undue disruption or interference with FSB's normal operations, to its and FSB Bank's properties and shall disclose and make available to German American all books, documents, papers and records relating to its and FSB Bank's assets, stock, ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including general ledgers), tax records, minute books of directors' and shareholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers, litigation files, plans affecting employees, and any other business activities or prospects in which German American may have an interest in light of the transactions contemplated by this Agreement. During the period from the date of this Agreement to the Effective Time, FSB will cause one or more of it or FSB Bank's designated representatives to confer on a regular basis with the President of German American, or any other person designated in a written notice given to FSB by German American pursuant to this Agreement, to report the general status of the ongoing operations of FSB and FSB Bank. FSB will promptly notify German American of any material change in the normal course of the operation of its business or properties and of any regulatory complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of litigation involving FSB or FSB Bank, and will keep German American fully informed of such events.

         Section 4.09. Absence of Retiree Health Care Programs. As soon as practicable but in no event later than January 31, 1998, FSB and FSB Bank shall give to all employees, retirees and consultants, except for the single retiree disclosed to German American to whom FSB Bank has previously committed to make benefit payments on a special basis, written notice of the position of FSB and FSB Bank that they are not obligated to provide any retiree health care benefits to any active or inactive employee, retiree or consultant.





                                  ARTICLE FIVE
                COVENANTS OF GERMAN AMERICAN, GAHC AND COMMUNITY

         Section 5.01.  Regulatory Approvals and Registration Statement.

         (a) German American shall file (or cause Community and/or Citizens as the case may be to file or cooperate with FSB and FSB Bank in filing) all regulatory applications required in order to consummate the Mergers, including all necessary applications for the prior approvals of the FRB under the Bank Holding Company Act and the FDIC under the Bank Merger Act, and (if deemed appropriate or necessary) the DFI. German American shall use its best efforts to cause such banking agency regulatory applications to be filed on or before January 22, 1998. German American shall keep FSB reasonably informed as to the status of such

                                     -B 22-
applications and promptly send or deliver copies of such applications, and of any supplementally filed materials, to counsel for FSB.

         (b) German American shall file with the SEC the Registration Statement relating to the shares of German American Common to be issued to the shareholders of FSB pursuant to this Agreement, and shall use its best efforts to become effective as soon as practicable. At the time the Registration Statement becomes effective, the form of the Registration Statement shall comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading. At the time of the mailing thereof to the shareholders and at the time of any Shareholders' Meeting, the Proxy Statement/Prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement, shall not contain any untrue statement of a material fact or omit to state any material fact regarding German American, GAHC or the Holding Company Merger necessary to make the statements therein not false or misleading. German American shall timely file all documents required to obtain all necessary Blue Sky permits and approvals, if any, required to carry out the Merger, shall pay all expenses incident thereto and shall use its best efforts to obtain such permits and approvals on a timely basis. German American shall promptly and properly prepare and file any other filings required under the Securities Exchange Act of 1934 (the "Exchange Act") relating to the Mergers, or otherwise required of it under the Exchange Act prior to the Effective Time, and shall deliver copies thereof to FSB's counsel promptly upon the filing thereof with the SEC.

         Section 5.02. Breaches. German American shall, in the event it has knowledge of the occurrence of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date of this Agreement) of any of its representations or agreements contained or referred to in this Agreement, give prompt notice thereof to FSB and use its best efforts to prevent or promptly remedy the same.

         Section 5.03. Consummation of Agreement. German American shall use its best efforts to perform and fulfill all conditions and obligations to be performed or fulfilled under this Agreement and to effect the Mergers in accordance with the terms and conditions of this Agreement, and use its best efforts to cause the Closing to occur on March 31, 1998 or as soon thereafter as practicable.

         Section 5.04.  Directors' and Officers' Indemnification.


         (a) For six (6) years after the Effective Time, German American shall (and shall cause the Surviving Bank to) indemnify, defend and hold harmless the present and former officers and directors of FSB and FSB Bank (each, an
"Indemnified Party") against all losses, expenses, claims, damages or liabilities arising out of actions or omissions (arising from their present or former status as officers or directors) occurring on or prior to the Effective Time to the full extent then permitted under the applicable provisions of the IBCL and the IFIA, and public policy.

         (b) If during the six (6) year period after the Effective Time German American or the Surviving Bank or any of its or their successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such

                                     -B 23-
consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provision shall be made so that the successors and assigns of German American and/or the Surviving Bank shall assume the obligations set forth in this Section 5.04.

         Section 5.05. Board of Directors of Community. German American shall cause Michael B. McConnell to be appointed to the Board of Directors of Community (or, as the case may be, Citizens) promptly after the Effective Time.

         Section 5.06. Preservation of Business. German American shall: (a) conduct its business substantially in the manner as is presently being conducted and in the ordinary course of business and not amend its articles of incorporation in any manner that requires the approval of shareholders of German American under the IBCL; (b) file, and cause its subsidiaries to file, all required reports with applicable regulatory authorities; (c) comply with all laws, statutes, ordinances, rules or regulations applicable to it and to the conduct of its business, the noncompliance with which results or could result in a material adverse effect on the financial condition, results of operations, business, assets or capitalization of German American on a consolidated basis; and (d) comply in all material respects with each contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party by which it is or may be subject or bound, the breach of which could result in a material adverse effect on the financial condition, results of operations, business, assets or capitalization of German American on a consolidated basis.

         Section 5.07. Securities and Exchange Commission Filings. German American will provide FSB with copies of all filings made by German American with the SEC under the Securities Exchange Act of 1934 ("1934 Act"), and the Securities Act of 1933 ("1933 Act") and the respective rules and regulations of the SEC thereunder as soon as practicable after such filings are made at any time prior to the Effective Time.

         Section 5.08. Rule 144(c) Information. For not less than the twelve months immediately following the Effective Time, German American shall make available adequate current public information about itself as that terminology is used in and as required by Rule 144(c) of the SEC under the 1933 Act.

         Section 5.09. Authorization of Common Stock. At the Effective Time and on such subsequent dates when the former shareholders of FSB surrender their FSB share certificates for cancellation, the shares of German American Common to be exchanged with former shareholders of FSB shall have been duly authorized and validly issued by German American and shall be fully paid and non-assessable and subject to no pre-emptive rights.

         Section 5.10. Past Service Credit. All employees of FSB Bank will be eligible to participate in German American's employee benefit plans (in accordance with the terms of the German American plans) as soon as practicable following the Effective Time. Employees of FSB Bank shall receive full vesting and eligibility credit under German American's defined contribution retirement plans and other benefit programs for their years of service to FSB Bank.



                                     -B 24-

                                   ARTICLE SIX

                       CONDITIONS PRECEDENT TO THE MERGERS

         Section 6.01. Conditions of German American's Obligations. The obligations of German American, GAHC and Community to effect the Mergers shall be subject to the satisfaction (or waiver by German American, GAHC and Community) prior to or on the Closing Date of the following conditions:

         (a) The representations and warranties made by FSB and FSB Bank in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date.

         (b) FSB and FSB Bank shall have performed and complied in all material respects with all of its obligations and agreements required to be performed on or prior to the Closing Date under this Agreement.

         (c) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers shall be in effect, nor shall any proceeding by any bank regulatory authority, governmental agency or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Mergers which makes the consummation of the Mergers illegal.

         (d) All necessary regulatory approvals, consents, authorizations and other approvals required by law or stock market requirements for consummation of the Mergers, including any approval of the Mergers by the shareholders of German American in order to comply with the NASDAQ NMS listing standards, shall have been obtained and all waiting periods required by law shall have expired.

         (e) German American shall have received the environmental reports required by Sections 4.06 and 4.01(a)(xv) hereof and shall not have elected, pursuant to Section 4.06 hereof, to terminate and cancel this Agreement.

         (f) German American shall have received all documents required to be received from FSB or FSB Bank on or prior to the Closing Date, all in form and substance reasonably satisfactory to German American.

         (g) German American shall have received a letter, dated as of the Effective Time, from Crowe, Chizek and Company LLP, its independent public accountants, to the effect that the Mergers will qualify for pooling of interests accounting treatment under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with this Agreement.

         (h) The Registration Statement shall be effective under the Securities Act and no stop orders suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC.


                                     -B 25-

         (i) German American shall have received from its counsel, Leagre Chandler & Millard, an opinion to the effect that if the Mergers are consummated in accordance with the terms set forth in this Agreement, (i) the Holding Company Merger will constitute a reorganization within the meaning of Section
368(a) of the Code; (ii) no gain or loss will be recognized by the holders of shares of FSB Common upon receipt of the Merger consideration (except for cash received in lieu of fractional shares); (iii) the basis of shares of German American Common received by the shareholders of FSB will be the same as the basis of shares of FSB Common exchanged therefor; and (iv) the holding period of the shares of German American Common received by the shareholders of FSB will include the holding period of the shares of FSB Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time.



         Section 6.02. Conditions of FSB's and FSB Bank's Obligations. FSB's and FSB Bank's obligations to effect the Mergers shall be subject to the satisfaction (or waiver by FSB and FSB Bank) prior to or on the Closing Date of the following conditions:


         (a) The representations and warranties made by German American, GAHC and Community in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on the Closing Date.

         (b) German American, GAHC and Community shall each have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the Closing Date under this Agreement.

         (c) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers shall be in effect, nor shall any proceeding by any bank regulatory authority, other governmental agency or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, enforced or deemed applicable to the Mergers which makes the consummation of the Mergers illegal.

         (d) All necessary regulatory approvals, consents, authorizations and other approvals required by law for consummation of the Mergers, including the requisite approval of the Mergers by the shareholders of FSB, shall have been obtained and all waiting periods required by law shall have expired.

         (e) FSB shall have received all documents required to be received from German American, GAHC and Community on or prior to the Closing Date, all in form and substance reasonably satisfactory to FSB.

         (f) The Registration Statement shall be effective under the Securities Act and no stop orders suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC.

         (g) FSB shall have received from counsel for German American, Leagre Chandler & Millard, an opinion reasonably satisfactory to FSB to the effect that if the Mergers are consummated in accordance with the

                                     -B 26-
terms set forth in this Agreement, (i) the Holding Company Merger will constitute a reorganization within the meaning of Section 368(a) of the Code;
(ii) no gain or loss will be recognized by the holders of shares of FSB Common upon receipt of the Merger Consideration (except for cash received in lieu of fractional shares); (iii) the basis of German American Common received by the shareholders of FSB will be the same as the basis of FSB Common exchanged therefor; and (iv) the holding period of the shares of German American Common received by the shareholders of FSB will include the holding period of the shares of FSB Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time.

         (h) FSB shall have received from Citizens representations, warranties and covenants of Citizens substantially the same as those made by Community in Articles Three and Five of this Agreement in a form reasonable satisfactory to FSB.


                                  ARTICLE SEVEN
                           TERMINATION OR ABANDONMENT

         Section 7.01. Mutual Agreement. This Agreement may be terminated by the mutual written agreement of the parties approved by their respective Boards of Directors at any time prior to the Effective Time, regardless of whether shareholder approval of this Agreement and the Mergers by the shareholders of FSB or German American shall have been previously obtained.

         Section 7.02.  Breach of Representations, Warranties or Covenants.


         (a) In the event that there is a material breach in any of the representations and warranties or covenants of the parties, which breach is not cured within thirty (30) days after notice to cure such breach is given by the non-breaching party, then the Board of Directors of the non-breaching party, regardless of whether approval by the shareholders of this Agreement and the Mergers shall have been previously obtained, and in addition to any other remedies to which the non-breaching party may be entitled, may terminate and cancel this Agreement effective immediately by providing written notice thereof to the other party hereto.

         (b) In the event that this Agreement is terminated due to the failure of the Holding Company Merger to be approved by the requisite vote of shareholders of FSB or the failure of FSB to cause the Holding Company Merger to be submitted to a vote of shareholders of FSB, following the making by any other person or entity not a party to this Agreement of a proposal to FSB or FSB Bank contemplating a merger, consolidation, plan of stock exchange, sale of all or substantially all assets, or other business combination with FSB or FSB Bank, if, but only if, FSB shall publicly announce within twelve months following a termination described by this clause (b) that FSB has accepted a proposal for a business combination with any third party, then, in lieu of specific performance but in addition to whatever other legal rights or remedies to which German
American may be entitled against any third party, FSB shall, upon German American's demand and not later than the second business day after the making of such demand, (i) pay to German American a termination fee of $40,000 and (ii) reimburse German American for all its out-of-pocket costs and expenses in connection with the Mergers incurred from and after October 1, 1997 (but not more than $100,000, including its legal, accounting, environmental and other consulting fees and expenses. If FSB should fail or refuse to pay any amount demanded by German American pursuant to the preceding sentence and German American recovers such

                                     -B 27-
disputed amount pursuant to a legal proceeding, FSB shall, in addition thereto, pay to German American all costs, charges, expenses (including without limitation the fees and expenses of counsel) and other amounts expended by German American in connection with or arising out of such legal proceeding. The parties agree that the actual damages and loss that would be caused to German American by reason of any such termination cannot be determined with certainty due to German American's "opportunity cost" in proceeding with the Mergers compared to proceeding with other opportunities that are available to German American and other factors. The parties therefore agree that the amounts payable pursuant to this Section 7.02 represent a reasonable estimate of German American's opportunity cost and other damages and loss that may be awarded as either a termination fee or as liquidated damages to German American if it chooses not to seek specific performance of this Agreement, and that such amounts represent the sole damages from FSB and FSB Bank to which German American would be entitled.

     Section 7.03. Adverse Environmental Reports. German American may terminate this Agreement as provided by Section 4.06 by giving written notice thereof to FSB.

         Section 7.04. Failure of Conditions. In the event any of the conditions to the obligations of either party are not satisfied or waived on or prior to the Closing Date, and if any applicable cure period provided in Section 7.02 (a) hereof has lapsed, then the Board of Directors of such party may, regardless of whether approval by its shareholders of this Agreement and the Mergers shall have been previously obtained, terminate and cancel this Agreement on the Closing Date by delivery of written notice thereof to the other party on such date.

         Section 7.05.  Termination Upon Adverse Regulatory Determination.
In connection with the filings that the German American, Community, FSB and/or FSB Bank may be required to make in connection with the Mergers with banking, securities, and antitrust regulatory agencies ("Agencies"), each party shall use their best efforts to obtain all necessary approvals of, or clearances from, the Agencies, and shall cause their respective agents and advisors to cooperate and use their best efforts in connection therewith. German American (or its subsidiaries) shall be responsible for making the required Merger filings (except to the limited extent that the applicable law, regulations, or forms specify that FSB (or FSB Bank) is the appropriate filing party) with the Agencies, and for discussing such filings with the Agencies and responding to comments thereon. If any required filing is disapproved by any of the Agencies, or any determination is made by any of the Agencies that either of the Mergers cannot be consummated except on terms and conditions that are materially adverse from a financial point of view to German American (an "Adverse Determination"), then German American shall promptly advise FSB of such Adverse Determination and German American's intended course of action with respect thereto. In the event that German American in its sole discretion determines to seek a judicial or regulatory appeal or review (formal or informal) of the Adverse Determination, FSB and FSB Bank (and their agents and advisors) shall continue to cooperate with such appeal and review procedure and use its best efforts to assist in connection with obtaining reversal or modification of such Adverse Determination. In the event that (a) German American in its sole discretion elects not to seek an appeal or review of the Adverse Determination or elects in its sole discretion at any time after seeking such an appeal or review to discontinue that effort, or (b) German American seeks such an appeal or review but all avenues for such appeal or review are exhausted without the Adverse Determination having been vacated or overruled or modified in such a manner that the Adverse Determination is no longer materially adverse ("Relief Determination"), then either German American or FSB may terminate this Agreement without obligation to the other on account of the Adverse Determination.

                                     -B 28-

         Section 7.06. Shareholder Approval Denial. If this Agreement and consummation of the Holding Company Merger is not approved by the shareholders of FSB, or if the issuance of the additional German American Common Stock is required to be approved by the shareholders of German American pursuant to the NASDAQ NMS listing standards and is not so approved at the meeting of German American's shareholders called to consider such issuance, then either party may terminate this Agreement by giving written notice thereof to the other party, subject to Section 7.02(b).

         Section 7.07. Regulatory Enforcement Matters. In the event that FSB or FSB Bank shall become a party or subject to any memorandum of understanding, cease and desist order, or civil money penalties imposed by any federal or state agency charged with the supervision or regulation of banks or bank holding companies after the date of this Agreement, then German American may terminate this Agreement by giving written notice thereof to FSB.

         Section 7.08. Lapse of Time. If the Closing Date does not occur on or prior to June 30, 1998, then this Agreement may be terminated by the Board of Directors of either FSB or German American by giving written notice thereof to the other party.

                                  ARTICLE EIGHT
                               GENERAL PROVISIONS

         Section 8.01. Liabilities. In the event that this Agreement is terminated or the Mergers are abandoned pursuant to the provisions of Article Seven hereof, no party hereto shall have any liability to any other party for costs, expenses, damages, termination fees, or otherwise except to the extent specifically set forth in Section 7.02(b). Directors, officers and employees of each party hereto shall have no personal liability under this Agreement with respect to the representations and warranties of their respective parties except for fraud or for their personal intentional and knowing participation in the making of false or misleading statements in such representation and warranties.

         Section 8.02. Notices. Any notice or other communication hereunder shall be in writing and shall be deemed to have been given or made (a) on the date of delivery, in the case of hand delivery, or (b) three (3) business days after deposit in the United States Registered or Certified Mail, with mailing receipt postmarked by the Postal Service to show date of mailing, postage prepaid, or (c) upon actual receipt if transmitted during business hours by facsimile (but only if receipt of a legible copy of such transmission is confirmed by the recipient); addressed (in any case) as follows:


         (a)      If to German American or Community:
                              German American Bancorp
                              711 Main Street
                              Box 810
                              Jasper, Indiana 47546
                              Attn:  George W. Astrike, Chairman of the Board

                  with a copy to:
                              Leagre Chandler & Millard

                                     -B 29-

                              9100 Keystone Crossing
                              Suite 800
                              P. O. Box 40609
                              Indianapolis, Indiana 46240-0609
                              Attn:  Mark B. Barnes
and
         (b)      If to FSB or FSB Bank:

                              FSB Financial Corporation
                              102 Main Street
                              Francisco, Indiana  47659
                              Attn: __________________________

                  with a copy to:

                              Bose McKinney & Evans
                              2700 First Indiana Plaza
                              135 North Pennsylvania Street
                              Indianapolis, Indiana  46204
                              Attn: R.J. McConnell

or to such other address as any party may from time to time designate by notice to the other.

         Section 8.03. Non-survival of Representations and Agreements. No representation, warranty or covenant contained in this Agreement shall survive (and no claims for the breach or nonperformance thereof may be brought after) the Effective Time except the covenants of German American in Sections 5.04, 5.05, 5.08, 5.09, and 5.10 which shall survive the Effective Time. No representation, warranty or covenant contained in this Agreement shall survive (and no claims for the breach or nonperformance thereof may be brought after) the termination of this Agreement pursuant to Article Seven hereof. The reliability and binding effect of any representation or warranty made by any party in this Agreement shall not be diminished or limited in any way by any review, or by the opportunity to conduct any review, by or on behalf of the intended beneficiary of the subject matter of the representation or warranty, whether before or after the date of this Agreement, unless and to the extent that the reviewing party and the other party expressly agree otherwise in writing.

         Section 8.04. Entire Agreement. Except for that certain confidentiality agreement previously executed among the parties hereto, this Agreement constitutes the entire agreement between the parties and supersedes and cancels any and all prior discussions, negotiations, undertakings and agreements between the parties relating to the subject matter hereof, including, without limitation, the letter of intent signed October 6, 1997 by German American and accepted by FSB on October 9, 1997.

         Section 8.05. Headings and Captions. The captions of Articles and Sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.


                                     -B 30-

         Section 8.06. Waiver, Amendment or Modification. The conditions of this Agreement which may be waived may only be waived by written notice specifically waiving such condition addressed to the party claiming the benefit of the waiver. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same. This Agreement may not be amended or modified except by a written document duly executed by the parties hereto.

         Section 8.07. Rules of Construction. Unless the context otherwise requires (a) a term used herein has the meaning assigned to it, and (b) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles.

     Section 8.08. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument.

         Section 8.09. Successors. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors including, but not limited to Citizens if it should be the surviving bank in a merger of Community into Citizens. There shall be no third party beneficiaries hereof.

     Section 8.10. Governing Law; Assignment. This Agreement shall be governed by the laws of the State of Indiana. This Agreement may not be assigned by any of the parties hereto.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written, with the unanimous approval of their respective Boards of Directors.





                             GERMAN AMERICAN BANCORP


                             By /s/ George W. Astrike
                               George W. Astrike
                               Chairman of the Board and
                               Chief Executive Officer


                             GERMAN AMERICAN HOLDINGS
                             CORPORATION

                             By /s/ George W. Astrike
                                George W. Astrike
                                Chief Executive Officer



                                     -B 31-

                            COMMUNITY TRUST BANK


                             By /s/ Paul G. Cooper
                                Paul G. Cooper
                                President



                            FSB FINANCIAL CORPORATION


                             By /s/ Glenn A. Young
                                Glenn A. Young
                                President



                             FSB BANK


                             By /s/ Glenn A. Young
                                Glenn A. Young
                                President



APPROVED BY THE MEMBERS OF THE BOARD OF DIRECTORS OF FSB FINANCIAL
CORPORATION:

The undersigned Directors of FSB Financial Corporation hereby (a) evidence their approval of this Agreement and the Mergers contemplated thereby, and (b) agree to vote their shares of FSB Common that are registered in their personal names (and agree to use their best efforts to cause all additional shares of FSB Common over which they have voting influence or control to be voted) in favor of the Holding Company Merger at the FSB Shareholders Meeting.


/s/ Michael B. McConnell                      /s/ Wynn W. Hopkins


/s/ Bobby J. Hill                            /s/ Glenn A. Young


/s/ J.R. McConnell


/s/ John W. Wells






                                     -B 32-

                                   APPENDIX C

                     INDIANA CODE 23-1-44 DISSENTERS RIGHTS


Ind. Code 23-1-44-1. "Corporation" defined

   As used in this chapter, "corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.


Ind. Code 23-1-44-2. "Dissenter" defined

   As used in this chapter, "dissenter" means a shareholder who is entitled to dissent from corporate action under section 8 [IC 23-1-44-8] of this chapter and who exercises that right when and in the manner required by sections 10 through 18 [IC 23-1-44-10 through IC 23-1-44-18] of this chapter.



Ind. Code 23-1-44-3. "Fair value" defined

   As used in this chapter, "fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.


Ind. Code 23-1-44-4. "Interest" defined

   As used in this chapter, "interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

Ind. Code 23-1-44-5. "Record shareholder" defined

   As used in this chapter, "record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4.



Ind. Code 23-1-44-6. "Beneficial shareholder" defined

                                      -C 1-

   As used in this chapter, "beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.


Ind. Code 23-1-44-7. "Shareholder" defined

   As used in this chapter, "shareholder" means the record shareholder or the beneficial shareholder.


Ind. Code 23-1-44-8. Shareholder dissent

   (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

      (1) Consummation of a plan of merger to which the corporation is a party if:

         (A) Shareholder approval is required for the merger by IC 23-1-40-3 or the articles of incorporation; and

         (B) The shareholder is entitled to vote on the merger.

      (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

      (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one
(1) year after the date of sale.

        (4) The approval of a control share acquisition under IC 23-1-42.

      (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.



                                      -C 2-

   (b) This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were:

         (1) Registered on a United States securities exchange registered under the Exchange Act (as defined in IC 23-1-43-9); or

         (2) Traded on the National Association of Securities Dealers, Inc. Automated Quotations System Over-the-Counter Markets ---- National Market Issues or a similar market.

   (c) A shareholder:

         (1) Who is entitled to dissent and obtain payment for the shareholder's shares under this chapter; or

         (2) Who would be so entitled to dissent and obtain payment but for the provisions of subsection (b);

may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder's entitlement.


Ind. Code 23-1-44-9. Beneficial shareholder dissent

   (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder's other shares were registered in the names of different shareholders.

   (b) A beneficial shareholder may assert dissenters' rights as to shares held on the shareholder's behalf only if:

         (1) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

         (2) The beneficial shareholder does so with respect to all the beneficial shareholder's shares or those shares over which the beneficial shareholder has power to direct the vote.


Ind. Code 23-1-44-10. Notice of dissenters' rights preceding shareholder vote

   (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23-1-44-8] of this chapter is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter.

                                      -C 3-

   (b) If corporate action creating dissenters' rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 12 [IC 23-1-44-12] of this chapter.


Ind. Code 23-1-44-11. Notice of intent to dissent

   (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23-1-44-8] of this chapter is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

      (1) Must deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated; and

      (2) Must not vote the shareholder's shares in favor of the proposed action.

   (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder's shares under this chapter.


Ind. Code 23-1-44-12. Notice of dissenters' rights following action creating rights

   (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23-1-44-8] of this chapter is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 11 [IC 23-1-44-11] of this chapter.

   (b) The dissenters' notice must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken. The dissenters' notice must:

         (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

         (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

         (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

         (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the subsection (a) notice is delivered; and

         (5) Be accompanied by a copy of this chapter.


                                      -C 4-

Ind. Code 23-1-44-13. Demand for payment by dissenter

   (a) A shareholder sent a dissenters'  notice described in IC 23-1-42-11 or in section 12 [IC 23-1-44-12] of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice under section 12(b)(3) [IC 23-1-44-12(b)(3)] of this chapter, and deposit the shareholder's certificates in accordance with the terms of the notice.

   (b) The shareholder who demands payment and deposits the shareholder's shares under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

   (c) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter and is considered, for purposes of this article, to have voted the shareholder's shares in favor of the proposed corporate action.

Ind. Code 23-1-44-14. Transfer of shares restricted after demand for payment

   (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 [IC 23-1-44-16] of this chapter.

   (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.


Ind. Code 23-1-44-15. Payment to dissenter

   (a) Except as provided in section 17 [IC 23-1-44-17] of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 [IC 23-1-44-13] of this chapter the amount the corporation estimates to be the fair value of the dissenter's shares.

   (b) The payment must be accompanied by:

         (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

         (2) A statement of the corporation's estimate of the fair value of the shares; and

         (3) A  statement  of the  dissenter's  right to  demand  payment  under section 18 [IC 23-1-44-18] of this chapter.



                                      -C 5-

Ind. Code 23-1-44-16. Return of shares and release of restrictions

   (a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

   (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 12 [IC 23-1-44-12] of this chapter and repeat the payment demand procedure.


Ind. Code 23-1-44-17. Offer of fair value for shares obtained after first announcement

   (a) A corporation may elect to withhold payment required by section 15 [IC 23-1-44-15] of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

   (b) To the extent the corporation elects to withhold payment under subsection
(a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter's right to demand payment under section 18 [IC 23-1-44-18] of this chapter.


Ind. Code 23-1-44-18. Dissenter demand for fair value under certain conditions

   (a) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and demand payment of the dissenter's estimate (less any payment under section 15 [IC 23-1-44-15] of this chapter), or reject the corporation's offer under section 17 [IC 23-1-44-17] of this chapter and demand payment of the fair value of the dissenter's shares, if:

         (1) The dissenter believes that the amount paid under section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter's shares;

         (2) The corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or

         (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

   (b) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter's shares.

                                      -C 6-

Ind. Code 23-1-44-19. Effect of failure to pay demand -- Commencement of judicial appraisal proceeding

   (a) If a demand for payment under IC 23-1-42-11 or under section 18 [IC 23-1-44-18] of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

   (b) The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation's principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

   (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

   (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

   (e) Each dissenter made a party to the proceeding is entitled to judgment:

         (1) For the amount,  if any, by which the court finds the fair value of
the  dissenter's  shares,  plus  interest,   exceeds  the  amount  paid  by  the
corporation; or

         (2) For the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under section 17 [IC 23-1-44-17] of this chapter.


Ind. Code 23-1-44-20. Judicial determination and assessment of costs

   (a) The court in an appraisal proceeding commenced under section 19 [IC 23-1-44-19] of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.

   (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:


                                      -C 7-

         (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 [IC 23-1-44-10 through IC 23-1-44-18] of this chapter; or

         (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.




                                      -C 8-

                    [OLIVE CORPORATE FINANCE, LLC LETTERHEAD]

_____________,1998

Board of Directors
CSB Bancorp
Main and Seventh Streets
Petersburg, IN 47567

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of CSB Bancorp ("CSB") of the merger ("Merger") of CSB with a wholly owned interim subsidiary of German American Bancorp ("German American"), as set forth in the Agreement and Plan of Reorganization ("Agreement") among CSB and German American dated December 8, 1997.

The terms of the Agreements provide, among other things, that subject to the Merger receiving approvals from the shareholders of CSB; from the Federal Reserve Board and the Indiana Department of Financial Institutions; approval of the Registration Statement by the Securities and Exchange Commission relating to the shares of German American Common Stock to be issued to the shareholders of CSB pursuant to the Agreement; and subject to the satisfaction of certain other conditions, each of the 160,000 issued and outstanding shares of CSB common stock, no par value, shall be converted into shares of German American Common Stock, $10 par value, which total number of shares of German American common stock shall have a value of at least $22,750,000, or $142.1875 per CSB common share, with cash payment in lieu of fractional shares, and after which each share of CSB common stock shall be canceled and extinguished. The terms provide further that German American will issue no more than 1,137,500 shares or fewer than 928,572 shares (subject to adjustment, if any, as provided in the Agreement, Section 1.03(f)).

In connection with our opinion, we have reviewed, among other things, the Agreement; the Proxy Statement relating to the Special Meeting of Shareholders of CSB to be held in connection with the merger; Annual Reports to shareholders for CSB for each of the five years ended December 31, 1992 through December 31, 1996; Annual Reports on Form 10-K for German American for each of the three years ended December 31, 1994, 1995, and 1996; Quarterly Reports on Form 10-Q for the periods ended March, June, and September, 1997; Draft of the
Registration Statement on Form S-4 relating to this transaction; certain communications in the form of press releases from German American to its shareholders; each of German American's filings on Form 8-K during the year ended December 31, 1997; audited financial statements of CSB for the five years ended December 31, 1992 through December 31, 1996, and unaudited financial statements of CSB dated September 30, 1997; Uniform Bank Performance Reports dated December 31, 1992 through December 31, 1996, and September 30, 1997; Consolidated Reports of Condition and Income filed with the Federal Deposit
                                      -D 1-

Board of Directors
CSB Bancorp
____________________, 1998
Page 2


Insurance Corporation dated December 31, 1996, September 30, 1997 and December 31 1997; various internal financial reports regarding the operations and the financial condition of CSB; reported market prices, trading activity and yields of the common stock of CSB for recent years, as well as the prices, trading activity and yields of comparably-traded and/or sized companies and their securities. In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all financial and other information provided to us without independent verification. We have not made any independent valuation or appraisal of the assets or reserves against future liabilities or losses of CSB or German American.

We have held discussions with members of the senior management of CSB regarding past and current business operations, financial condition and future prospects of the company. In addition, we have reviewed the reported price and trading activity of the common stock of German American, reviewed the financial terms of certain recent business combinations of Indiana commercial banking companies and performed such other studies and analyses as we considered appropriate. We have also taken into account our assessment of general economic, market, and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally.

Olive, as part of its investment banking business, is engaged in the valuation of commercial banks and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for various purposes.

Olive has never acted as a market maker for the common stock of CSB or German American. Except for this engagement, CSB has not had any material or compensable relationship with Olive or its affiliates during the past two years. Neither Olive nor any of its affiliates has a material financial interest in CSB or German American.

Based upon and subject to the foregoing and such other matters we considered relevant, it is our opinion that as of the date hereof, the terms and consideration of the Transaction are fair to CSB's shareholders from a financial point of view.

Sincerely,

OLIVE CORPORATE FINANCE LLC



                                     -D 2-

                    [OLIVE CORPORATE FINANCE, LLC LETTERHEAD]

_______________, 1998

Board of Directors
FSB Financial Corporation
102 Main Street
Francisco, IN 47659

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of FSB Financial Corporation ("FSB") of the merger ("Merger") of FSB with a wholly owned interim subsidiary of German American Bancorp ("German American"), as set forth in the Agreement and Plan of Reorganization ("Agreement") among FSB and German American dated December ___, 1998.

The terms of the Agreements provide, among other things, that subject to the Merger receiving approvals from the shareholders of FSB; from the Federal Reserve Board and the Indiana Department of Financial Institutions; approval of the Registration Statement by the Securities and Exchange Commission relating to the shares of German American to be issued to the shareholders of FSB pursuant to the Agreement; and subject to the satisfaction of certain other conditions, each of the 48,916 issued and outstanding shares of FSB common stock, no par value, shall be converted into shares of German American Common Stock, $10 par value, which total number of shares of German American common stock shall have a value equal to 150% of the sum of June 30, 1997 shareholders equity plus (or minus) the amount of net income (loss) retained after dividends, if any, but before securities transaction gains of FSB from June 30, 1997, to the end of the month immediately preceding the Closing Date, with cash payment in lieu of fractional shares, and after which each share of FSB common stock shall be canceled and extinguished.

In connection with our opinion, we have reviewed, among other things, the Agreement; the Proxy Statement relating to the Special Meeting of Shareholders of FSB to be held in connection with the merger; Annual Reports on Form 10-K for German American for each of the three years ended December 31, 1994, 1995, and 1996, and the Quarterly Report on Form 10-Q for the periods ended March, June, and September, 1997; Draft of the Registration Statement on Form S-4 relating to this transaction; certain communications in the form of press releases from German American to its shareholders; each of German American's filings on Form 8-K during the year ended December 31, 1997; audited financial statements of FSB for the six years ended September 30, 1992 through September 30, 1996, and a draft of audited financial statements of FSB dated September 30, 1997; Uniform Bank Performance Reports dated December, 1992 through December 31, 1996, and September 30, 1997; Call Reports dated December 31, 1996, September 30, 1997 and December 31, 1997, and various internal financial and policy reports regarding the operations and the financial condition of FSB; and prices, trading activity and yields for comparably-traded and/or sized

                                     -E 1-

Board of Directors
FSB Financial Corp.
_____________, 1998
Page 2

companies and their securities. In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all financial and other information provided to us without independent verification. We have not made any independent valuation or appraisal of the assets or reserves against future liabilities or losses of FSB or German American.

We have held discussions with members of the senior management of FSB regarding past and current business operations, financial condition including recent years earnings losses, and future prospects of the company. In addition, we have reviewed the reported price and trading activity of the common stock of German American, reviewed the financial terms of certain recent business combinations of Indiana commercial banking companies and performed such other studies and analyses as we considered appropriate. We have also taken into account our assessment of general economic, market, and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally.

Olive, as part of its investment banking business, is engaged in the valuation of commercial banks and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for various purposes.

Olive has never acted as a market maker for the common stock of FSB or German American. Except for this engagement, FSB has not had any material or compensable relationship with Olive or its affiliates during the past two years. Neither Olive nor any of its affiliates has a material financial interest in FSB or German American.

Based upon and subject to the foregoing and such other matters we considered relevant, it is our opinion that as of the date hereof, the terms and consideration of the Transaction are fair to FSB's shareholders from a financial point of view.

Sincerely,

OLIVE CORPORATE FINANCE LLC



                                     -E 2-

                                   APPENDIX F


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 10-K
(Mark one)
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended:  December 31, 1997
                           OR
| ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
    For the transition period from ____________________to_____________________

                         Commission File Number 0-11244

                             GERMAN AMERICAN BANCORP
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

              INDIANA                                           35-1547518
   (State or other jurisdiction of                           (I.R.S. Employer
   incorporation or organization)                           Identification No.)

                711 Main Street, Box 810, Jasper, Indiana 47546
               (Address of Principal Executive Offices) (Zip Code)

       Registrant's telephone number, including area code: (812) 482-1314

          Securities registered pursuant to Section 12 (b) of the Act:

Title of each class                   Name of each exchange on which registered
        NONE                                         Not Applicable
---------------------                   ------------------------------------
Securities registered pursuant to Section 12 (g) of the Act:
                         Common Shares, $10.00 Par Value
                                (Title of Class)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES   X           NO

     The aggregate market value of the voting stock held by nonaffiliates of the Registrant (assuming solely for purposes of this calculation that all directors and executive officers of the Registrant are affiliates) valued at the last trade price reported by NASDAQ as of March 6, 1998 was approximately $132,556,000.

     As of March 6, 1998, there were outstanding 5,350,161 common shares, $10.00 par value, of the registrant.

                       DOCUMENTS INCORPORATED BY REFERENCE

     (1) Portions of the Annual Report to Shareholders of German American Bancorp for 1997, to the extent stated herein, are incorporated by reference into Parts I and II.
     (2) Portions of the Proxy Statement of German American Bancorp for the Annual Meeting of its Shareholders to be held April 23, 1998, to the extent stated herein, are incorporated by reference into Part III.

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. | X |


                                     -F 1-

                                     PART I
Item 1. Business

     General

     German American Bancorp (referred to herein as the "Company", the "Corporation", or the "Registrant") is a multi-bank holding company organized in Indiana in 1982. The Company's principal subsidiaries are The German American Bank, Jasper, Indiana ("German American Bank"), First State Bank, Southwest Indiana, Tell City, Indiana ("First State Bank"), and German American Holdings Corporation ("GAHC"), an Indiana corporation that owns all of the outstanding capital stock of both Community Trust Bank, Otwell, Indiana ("Community Bank") and The Peoples National Bank and Trust Company of Washington, Washington, Indiana ("Peoples"). The Company, through its four bank subsidiaries, (sometimes referred to herein as the "Banks") operate 20 banking offices in six contiguous counties in southwestern Indiana and had total consolidated assets at year-end 1997 of approximately $499,000,000.

     German American Bank was organized under the law of Indiana in 1910. At December 31, 1997, German American Bank was the second largest of the six commercial banks with offices in Dubois County, Indiana, in terms of total assets and total deposits. German American Bank conducts its banking operations from its principal banking office in Jasper, Indiana, and from seven branch office locations throughout Dubois County.

     Peoples, organized under the National Bank Act in 1888, was acquired by the Company on March 4, 1997 pursuant to a merger of the parent corporation of Peoples into GAHC. Simultaneously with and as an integral part of this merger, The Union Bank of Loogootee, Indiana, a subsidiary of the Company, was merged with and into Peoples. Peoples, at December 31, 1997, ranked second in asset size among the five commercial banks and thrifts headquartered in Martin and Daviess Counties, Indiana. The Union Bank had been acquired by the Registrant on March 8, 1993.

     On April 1, 1993, the Registrant purchased all the shares of Winslow Bancorporation, Winslow, Indiana, (which was in 1996 renamed German American Holdings Corporation), and its subsidiary Southwestern Indiana Bank in a cash transaction. On April 1, 1994, the Registrant issued 113,286 shares in exchange for all the outstanding shares of The Otwell State Bank. Following the completion of this transaction, Otwell and Southwestern were merged into Community Trust Bank, a combined banking institution operating in the Pike County, Indiana market through three offices.

     On October 28, 1994, the Registrant acquired three branches of Regional Federal Savings Bank of New Albany, Indiana. The Huntingburg, Indiana branch was combined with an existing branch of the Registrant's lead bank, German American Bank. The other two former branches in Tell City and Rockport, Indiana were acquired by a new subsidiary bank of the Registrant named First State Bank, Southwest, Indiana.

     Each of the Company's subsidiary banks engages in a wide range of commercial and personal banking services, and German American Bank and Peoples provide a wide range of personal and corporate trust-related services. In addition, several of the Company's subsidiary banks provide investment services through a full-service brokerage operation.

     The Company and its subsidiary banks operate primarily in the banking industry, which accounts for over ninety percent (90%) of the Company's consolidated revenues, operating income and identifiable assets. Through its banking subsidiaries, the Company generates commercial, installment and mortgage loans and receives deposits from customers located primarily in the local market area. The overall loan portfolio is diversified among a variety of individual borrowers; however, a significant portion of such debtors depend upon the agriculture, poultry and wood furniture manufacturing industries for employment. Although wood manufacturers employ a significant number of people in the Company's market area, the Company does not have a concentration of credit to companies engaged in that industry. The majority of the Company's loans are secured by specific items of collateral including business assets, consumer assets and real property.

                                     -F 2-

     Additional information regarding the Company and its subsidiaries is included in the Company's Annual Report to Shareholders for 1997, selected portions of which are filed as Exhibit 13 to this Annual Report on Form 10-K (the "Shareholders' Report") and are incorporated herein by reference.

     Competition

     The banking business is highly competitive. The Company's subsidiary banks compete not only with financial institutions that have offices in the same counties but also compete with financial institutions that are located in other neighboring areas in obtaining deposits, making loans and providing many other types of financial services. The banking market in which the Company's banking subsidiaries operate is heavily influenced by larger financial institutions located in Evansville and Indianapolis, Indiana, Louisville, Kentucky and other cities. In addition to other commercial banks, the Company's subsidiary banks compete with savings and loan associations, savings banks, credit unions, production credit associations, federal land banks, finance companies, credit card companies, personal loan companies, money market funds, mortgage companies and other non-depository financial intermediaries.

     Recent changes in federal and state law have resulted in and are expected to continue to result in increased competition. The reductions in legal barriers to the acquisition of banks by out-of-state bank holding companies resulting from implementation of the Riegle-Neal Interstate Banking And Branching Efficiency Act of 1994 and other recent and proposed changes are expected to continue to further stimulate competition in the markets in which the Banks operate, although it is not possible to predict the extent or timing of such increased competition.

     Employees

     At January 31, 1998 the Company and its subsidiaries employed approximately 216 employees. There are no collective bargaining agreements, and employee relations are considered to be good.

     Regulation and Supervision

     The Company is subject to the Bank Holding Company Act of 1956, as amended ("BHC Act"), and is required to file with the Board of Governors of the Federal Reserve System ("FRB") annual reports and such additional information as the FRB may require. The FRB may also make examinations or inspections of the Company.

     The BHC Act prohibits a bank holding company from engaging in, or acquiring direct or indirect control of more than 5 percent of the voting shares of any company engaged in nonbanking activities. One of the principal exceptions to this prohibition is for activities deemed by the FRB to be "closely related to banking." Under current regulations, bank holding companies and their subsidiaries are permitted to engage in such banking-related business ventures as sales and consumer finance, equipment leasing, computer service bureau and software operations, and mortgage banking.

     The BHC Act and Indiana law restrict banking expansion by banks and bank holding companies. Under current Indiana law, Indiana banks may establish an unlimited number of branches anywhere within the State of Indiana. A holding company may establish non-banking offices without geographical limitation.

     Under the BHC Act, the Company must receive the prior written approval of the FRB or its delegate before it may acquire ownership or control of more than 5 percent of the voting shares of another bank, and under Indiana law it may not acquire 25 percent or more of the voting shares of another bank without the prior approval of the Indiana Department of Financial Institutions ("DFI"). The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the
"Interstate Act") provides for nationwide interstate banking and branching. Since September 30, 1995, well-capitalized bank holding companies have been authorized, pursuant to the legislation, to acquire banks and bank holding companies in any state. The Interstate Act also permits banks to merge across state lines, thereby creating a main bank in one state with branches in other states. Interstate branching-by-merger provisions became effective on June 1, 1997, unless a state took legislative action prior to that date. Effective March 14, 1996, Indiana "opted-in" to the interstate branching provisions of the Interstate Act.

                                     -F 3-

     The Company's subsidiary banks are under the supervision of and subject to examination by the Indiana Department of Financial Institutions, the Office of Comptroller of Currency and the Federal Deposit Insurance Corporation ("FDIC"). Regulation and examination by banking regulatory agencies are primarily for the benefit of depositors rather than shareholders.

     The earnings of commercial banks and their holding companies are affected not only by general economic conditions but also by the policies of various governmental regulatory authorities. In particular, the FRB regulates money and credit conditions and interest rates in order to influence general economic conditions, primarily through open-market operations in U.S. Government securities, varying the discount rate on bank borrowings, and setting reserve requirements against bank deposits. These policies have a significant influence on overall growth and distribution of bank loans, investments and deposits, and affect interest rates charged on loans and earned on investments or paid for time and savings deposits. FRB monetary policies have had a significant effect on the operating results of commercial banks in the past and this is expected to continue in the future. The general effect, if any, of such policies upon the future business and earnings of the Company cannot accurately be predicted.

     The Company is required by the FRB and the FDIC to maintain minimum levels of capital. These required capital levels are expressed in terms of capital ratios, known as the leverage ratio and the capital to risk-based assets ratios. The Company significantly exceeds the minimum required capital levels for each measure of capital adequacy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources," included in the Shareholders' Report.

     Also, FDIC regulations define five categories of financial institutions for purposes of implementing prompt corrective action and supervisory enforcement requirements of the Federal Deposit Insurance Corporation Improvements Act of 1991. The category to which the most highly capitalized institutions are assigned is termed "Well Capitalized." Institutions falling into this category must have a total risk-based capital ratio (the ratio of total capital to risk-weighted assets) of at least 10%, a Tier 1 risk-based capital ratio (the ratio of Tier 1, or "core", capital to risk-weighted assets) of at least 6%, a leverage ratio (the ratio of Tier 1 capital to total assets) of at least 5%, and must not be subject to any written agreement, order or directive from its regulator relative to meeting and maintaining a specific capital level. On December 31, 1997, the Company had a total risk-based capital ratio of 16.51%, a Tier 1 risk-based capital ratio of 15.24% (based on Tier 1 capital of $50,874,000 and total risk-weighted assets of $333,796,000), and a leverage ratio of 10.48%. The Company meets all of the requirements of the "Well Capitalized" category and, accordingly, the Company does not expect these regulations to significantly impact operations.


                                     -F 4-

     Statistical Disclosures

     The following statistical data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations (Item 7), Selected Financial Data (Item 6), and the financial statements and notes (Item 8) included elsewhere herein through incorporation by reference to the indicated pages of the Shareholders' Report.



Securities (in thousands)

The following tables set forth the carrying amount of Securities at the dates indicated:


                                                                                 December 31,

                                                                   1997              1996             1995
                                                                   ----              ----             ----
Securities Held-to-Maturity:

U.S. Treasury and other
     U.S. Government Agencies
     and Corporations                                            $1,500            $2,519           $5,037
State and Political Subdivisions                                 20,154            18,253           14,472
Mortgage-backed Securities                                          695               999            1,435
Corporate Securities                                                111                47              ---
Other Securities                                                  1,763             1,395            1,119
                                                                  -----             -----            -----

     Subtotal of Securities
         Held-to-Maturity                                       $24,223           $23,213          $22,063
                                                                =======           =======          =======
Securities Available-for-Sale:

U.S. Treasury and other U.S.
     Government Agencies
     and Corporations                                           $57,815           $47,041          $31,719
State and Political Subdivisions                                 21,620            20,186           17,558
Mortgage-backed Securities                                       15,661            24,078           37,060
Corporate Securities                                              4,529             7,245            6,463
Other Securities                                                     14                 7               87
                                                                     --                 -               --

     Subtotal of Securities
         Available-for-Sale                                      99,639            98,557           92,887
                                                                 ------            ------          -------

         Total Securities                                      $123,862          $121,770         $114,950
                                                               ========          ========         ========

                                     -F 5-

The following table sets forth the contractual maturities of securities at December 31, 1997 and the weighted average yields of such securities (calculated on the basis of the cost and effective yields weighted for the maturity of each security.) Contractual maturities may differ from actual due to rights to prepay or call. Other securities totaling $1,764 are comprised of restricted stock which do not have contractual maturities and are excluded from the table below.


                                                                   Maturing
                                                                   ---------
                                  Within               After One But              After Five But            After Ten
                                 One Year            Within Five Years           Within Ten Years             Years
                                ---------           ------------------          -----------------           ---------

                            Amount     Yield       Amount        Yield           Amount      Yield        Amount     Yield
                           -------    -------     --------      -------         --------    -------      --------    ------

U.S. Treasury and
    other Government
    Agencies and
    Corporations            $11,498    5.45%        $22,996       6.30%         $24,801      6.87%         ---        ---
State and Political
    Subdivisions              2,147    9.01%         10,250       9.16%           6,973      9.77%       $21,182     9.21%
Mortgage-backed
    Securities                   85    5.00%          2,586       6.76%           3,241      5.94%        10,451     6.27%
Corporate Securities            264    6.41%          1,585       7.55%           1,052      7.97%         1,738     7.02%
                                ---                   -----                       -----                    -----

       Totals               $13,994    6.01%        $37,417       7.17%         $36,067      7.38%       $33,371     8.18%
                            =======                 =======                     =======                  =======



A tax-equivalent adjustment using a tax rate of 34 percent was used in the above table.


                                     -F 6-

The following table sets forth for the periods indicated a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:


                                                                   (dollar references in thousands)
                                                  1997 compared to 1996                       1996 compared to 1995
                                                  ---------------------                       ---------------------
                                             Increase / (Decrease) Due to (1)             Increase / (Decrease) Due to (1)
                                             --------------------------------            ---------------------------------

                                            Volume        Rate           Net             Volume        Rate          Net
                                            ------        ----           ---             ------        ----          ---
 Interest Income:
   Federal Funds Sold                        $(92)         $31          $(61)            (103)         (69)        (172)
   Short-term Investments                    (114)           5          (109)            (504)         (63)        (567)
   Taxable Securities                         151          381           532              241          147          388
   Nontaxable Securities (2)                  374           (8)          366              547         (173)         374
   Loans and Leases (3)                     1,481          (11)        1,470            1,931         (274)       1,657
                                           ------         -----        ------          ------         -----       ------

Total Interest Income                       1,800          398         2,198            2,112         (432)       1,680
                                            -----         -----       ------           ------         -----      ------

Interest Paid:
   Savings                                      7           94           101              163         (149)          14
   Time Deposits                            1,003          (62)          941              537          477        1,014
   Federal Funds Purchased
       and Securities Sold
       Under Agreements to
       Repurchase                             (51)         (22)          (73)            (113)         (78)        (191)
   Demand Notes Issued to
       the U.S. Treasury                      (58)          18           (40)             (61)         (15)         (76)
   Notes Payable                             (121)          30           (91)             (16)         (11)         (27)
                                           -------         ----          ----             ----         ---         -----

Total Interest Expense                        780           58           838              510          224          734
                                           ------          ----          ---              ---          ---         ----

Net Interest Earnings                      $1,020         $340        $1,360            1,602         (656)         946
                                          =======         ====        ======            =====         =====       =====



(1) The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

(2) Change in interest income include the effect of tax equivalent adjustments using a tax rate of 34 percent for all years presented.

(3) Interest income on loans includes loan fees of $458, $516, and $339 for 1997, 1996, and 1995, respectively.


                                     -F 7-

    The following is a schedule of loans by major category for each reported period:


                                                                                December 31,
                                                                      (dollar references in thousands)
                                                    1997            1996             1995             1994           1993
                                                    ----            ----             ----             ----           ----
 Real Estate Loans Secured
   by 1-4 Family Residential
   Properties                                     $107,943        $93,713          $85,543          $82,810       $69,088
Loans to Finance Agricultural
   Production, Poultry and Other
   Loans to Farmers                                 53,110         57,073           61,251           67,162        75,556
Commercial and Industrial
   Loans                                           106,843        110,894           98,563           90,346        69,910
Loans to Individuals for
   Household, Family and Other
   Personal Expenditures                            61,297         50,200           41,944           35,124        32,154
Economic Development
   Commission Bonds                                    500            575              608              625           762
 Lease Financings                                    1,045          1,279            2,167            2,603         3,216
                                                     -----          -----            -----            -----         -----

   Total Loans                                    $330,738       $313,734         $290,076        $278,670       $250,686
                                                  ========       ========         ========        ========       ========


    The following table indicates the amounts of loans (excluding residential mortgages on 1-4 family residences, installment loans and lease financing) outstanding as of December 31, 1997 which, based on remaining scheduled repayments of principal, are due in the periods indicated.



                                                                                     Maturing
                                                                        (dollar references in thousands)
                                                                        --------------------------------
                                                       Within               After One             After
                                                        One                But Within              Five
                                                        Year               Five Years             Years            Total
Commercial, Agricultural
     and Poultry                                      $46,170               $30,674              $83,609         $160,453




                                                            Interest Sensitivity

                                                     Fixed                    Variable
                                                     Rate                       Rate
                                                     ----                       ----
Loans maturing after
    one year                                        $29,506                   $84,777


                                     -F 8-

    The Provision for Loan Losses provides a reserve (the Allowance for Loan Losses) to which loan losses are charged as those losses become identifiable. Management determines the appropriate level of the Allowance for Loan Losses on a quarterly basis through an independent review by the Bank's credit review section done by employees who have no direct lending responsibilities. Through this review, all commercial loans with outstanding balances in excess of $25,000 are analyzed with particular attention paid to those loans which are considered by management to have an above-average level of risk. This analysis is evaluated by Senior Management and serves as the basis for determining the adequacy of the Allowance for Loan Losses. Through this review process a specific portion of the reserve is allocated to impaired loans and to those loans which are considered to represent significant exposure to risk, and estimated potential losses are provided based on historic loan loss experience for consumer loans, residential mortgage loans, and commercial loans not specifically reviewed. In addition, a balance of the reserve is unallocated to provide an allowance for risk, such as concentrations of credit to specific industry groups, which are difficult to quantify in an absolute dollar amount.

    The following table presents information concerning the aggregate amount of underperforming assets. Underperforming loans comprise: (a) loans accounted for on a nonaccrual basis ("nonaccrual loans"); (b) loans contractually past due 90 days or more as to interest or principal payments (but not included in the loans in (a) above) ("past due loans"); and (c) loans not included above which are "troubled debt restructuring" as defined in Statement of Financial Standards No. 15 "FASB 15", "Accounting by Debtors and Creditors for Troubled Debt Restructuring" ("restructured loans").

                                                                                December 31,
                                                                      (dollar references in thousands)

                                                      1997             1996            1995             1994          1993
                                                      ----             ----            ----             ----          ----

Nonaccrual Loans                                        $562          $1,370           $1,093          $1,305        $1,400
Past Due Loans                                         2,710           1,102            2,689             639           461
Restructured Loans                                       ---             ---              122              26           ---
                                                         ---             ---              ---              --           ---
    Total Underperforming
    Loans                                              3,272           2,472            3,904           1,970         1,861
Other Real Estate                                        146             203              286             497           698
                                                         ---             ---              ---             ---           ---
    Total Underperforming
    Assets                                            $3,418          $2,675           $4,190          $2,467        $2,559
                                                      ======          ======           ======          ======        ======



     Loans are placed on nonaccrual status when scheduled principal or interest payments are past due for 90 days or more, unless the loan is well secured and in the process of collection. The gross interest income that would have been recognized in 1997 on underperforming loans if the loans had been current in accordance with their original terms is $284. Interest income recognized on underperforming loans for 1997 was $231.

    Statements of Financial Accounting Standards No. 114 and No. 118 were adopted January 1, 1995. These standards require recognition of loan impairment if a loan's full principal or interest payments are not expected to be received. Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. No increase to the allowance for loan losses was required at January 1, 1995 as a result of the adoption of these new standards. The total dollar amount of impaired loans at December 31, 1997 was $2,272,000. For additional detail on impaired loans, see Note 3 of the consolidated financial statements included in the Shareholders' Report (Exhibit 13.4).

                                     -F 9-

    At December 31, 1997, the Company had a total of $9,790,000 of loans on its commercial loan watch list. All loans on the watch list that are on non-accrual or are past due 90 days or more are included in the table above. Loans may be placed on the watch list as a result of delinquent status, concern about the borrower's financial condition or the value of the collateral securing the loan, substandard classification during regulatory examinations or simply as a result of management's desire to monitor more closely a borrower's financial condition and performance.

    It is management's belief that loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that are not included in the table and discussion above, do not represent or result from trends or uncertainties which will have a material impact on future operating results, liquidity or capital resources. At December 31, 1997 there were no material credits not already disclosed as underperforming, impaired and as watch list about which management is aware of possible credit problems of borrowers which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. This paragraph includes forward-looking statements that are based on management's assumptions concerning future economic and business conditions as they affect the local economy in general and the Company's borrowers in particular, which economic and business assumptions are inherently uncertain and subject to risk and may prove to be invalid. Readers are also cautioned that management relies upon the truthfulness of statements made by the borrowers, and that misrepresentation by borrowers is an inherent risk of the activity of lending money that could cause these forward-looking statements to be inaccurate.



                                     -F 10-

Summary of Loan Loss Experience
    (in thousands)

    The following table summarizes changes in the allowance for loan losses arising from loans charged-off and recoveries on loans previously charged-off, by loan category, and additions to the allowance which have been charged to expense.


                                                                                        Year Ended December 31,

                                                          1997           1996           1995            1994          1993
                                                          ----           ----           ----            ----          ----
Balance of allowance for possible
   losses at beginning of period                         $6,528         $6,893          $6,602         $5,745       $4,496
Addition of Affiliate Banks                                 ---            ---             ---            195          164
Loans charged-off:
   Real Estate Loans Secured by 1-4 Family
       Residential Properties                                41             11             221            101          ---
Loans to Finance Agricultural Production, Poultry
   and Other Loans to Farmers                               ---            286             ---            ---           12
Commercial and Industrial Loans                             316            372              52             99          378
Loans to Individuals for Household, Family
   and Other Personal Expenditures                          242            205             122             65           69
Economic Development Bonds                                  ---            ---             ---            ---          ---
Term Federal Funds Sold                                     ---            ---             ---            ---          ---
                                                            ---            ---             ---            ---          ---

   Total Loans charged-off                                  599            874             395            265          459
                                                            ---            ---             ---            ---          ---

Recoveries of previously charged-off Loans:
   Real Estate Loans Secured by 1-4 Family
       Residential Properties                               ---             14               6              6           14
Loans to Finance Agricultural Production, Poultry
   and Other Loans to Farmers                                25            125             538            ---          514
Commercial and Industrial Loans                             648            118              61            187          162
Loans to Individuals for Household, Family
   and Other Personal Expenditures                           61             42              32             47           57
Economic Development Commission Bonds                       ---            ---             ---            ---           --
Term Federal Funds Sold                                     ---            ---             ---            ---          ---
                                                            ---            ---             ---            ---          ---

   Total Recoveries                                         734            299             637            240          747
                                                            ---            ---             ---            ---          ---

Net Loans recovered  / (charged-off)                        135          (575)             242           (25)          288
                                                            ---          -----             ---           ----          ---

Additions to allowance charged to expense                 (408)            210              49            687          797
                                                          -----            ---              --            ---          ---

Balance at end of period                                 $6,255         $6,528          $6,893         $6,602       $5,745
                                                         ======         ======          ======         ======       ======

Ratio of net recoveries / (charge-offs) during
   the period to average loans outstanding                 .04%         (.19)%            .08%         (.01)%         .12%
                                                          ====          ======            ====         ======         ====



                                     -F 11-

The following table indicates the breakdown of the allowance for loan losses for the periods indicated:



                                                                   (dollar references in thousands)
                                            December 31,                    December 31,                 December 31,
                                                 1997                            1996                         1995
                                                 ----                            ----                         ----
                                        Allowance     Ratio of           Allowance    Ratio of         Allowance   Ratio of
                                                      Loans to                        Loans to                     Loans to
                                                        Total                           Total                        Total
                                                        Loans                           Loans                        Loans
                                        ---------     --------           ---------    --------         ---------   --------
Residential Real Estate                     $270        32.64%               $311       29.87%           $202       29.49%
Agricultural Loans                           858        16.06%              1,250       18.19%          2,616       21.12%
Commercial and
   Industrial Loans                        2,394        32.62%              2,369       35.76%          2,067       34.72%
Loans to Individuals                         176        18.53%                303       16.00%            263       14.46%
Economic Development
   Commission Bonds                          ---         0.15%                ---        0.18%            ---        0.21%
Term Federal Funds
   Sold                                      ---           ---                ---          ---            ---        ---
Unallocated                                2,557           N/A              2,295          N/A          1,745        N/A
                                           -----                            -----                       -----

Totals                                    $6,255       100.00%             $6,528      100.00%         $6,893      100.00%
                                          ======                           ======                      ======



                        (dollar references in thousands)
                            December 31, December 31,

                                                 1994                            1993
                                                 ----                            ----

                                        Allowance     Ratio of           Allowance    Ratio of
                                                      Loans to                        Loans to
                                                        Total                           Total
                                                        Loans                           Loans
                                         --------     --------           ----------    -------
Residential Real Estate                     $186        29.72%               $118       27.56%
Agricultural Loans                         2,172        24.10%              1,083       25.52%
Commercial and
    Industrial Loans                       1,283        33.36%              1,113       33.79%
Loans to Individuals                         218        12.60%                230       12.83%
Economic Development
    Commission Bonds                         ---         0.22%                ---         .30%
Term Federal Funds
    Sold                                     ---          ---                 ---         ---
Unallocated                                2,743           N/A              3,201         N/A
                                           -----                            -----

Totals                                    $6,602       100.00%             $5,745      100.00%
                                          ======                           ======



                                     -F 12-

The average amount of deposits is summarized for the periods indicated in the following table:


                                                                                             (dollar references in thousands)
                                                                             December 31,

                                                   1997                          1996                         1995
                                                   ----                          ----                         ----

                                              Average                     Average                      Average
                                              Balance     Rate            Balance       Rate           Balance      Rate
                                              -------     ----            -------       ----           -------      ----
Demand Deposits
    Non-interest Bearing                     $47,335      ---              $45,242       ---            $40,200      ---
    Interest Bearing                          52,000      2.04%             52,165       2.16%           53,907      2.27%
Savings Deposits                              74,861      3.23%             74,428       3.02%           66,696      3.20%
Time Deposits                                251,044      5.48%            232,729       5.50%          222,779      5.29%
                                             -------                       -------                      -------

    Totals                                  $425,240      4.05%           $404,564       4.37%         $383,582       4.24%
                                            ========                      ========                     ========



   Maturities of time certificates of deposit of $100,000 or more are summarized as follows:

                                                   December 31,
                                                       1997
                                                  (in thousands)
3 months or less                                       $9,642
Over 3 through 6 months                                 8,950
Over 6 through 12 months                                2,941
Over 12 months                                          4,128
                                                        -----
   Total                                               $25,661
                                                       =======

Return on Equity and Assets

The ratio of net income to average shareholders' equity and to average total assets, and certain other ratios, are as follows:


                             Year Ended December 31,

                                                            1997            1996         1995
                                                            ----            ----         ----
Percentage of Net Income to:
    Average Shareholders' Equity                            12.13%          10.43%       11.32%
    Average Total Assets                                     1.26%           1.05%        1.09%
Percentage of Dividends
    Declared per Common Share
    to Net Income per
      Common Share (1)                                      37.39%          42.39%       39.56%
Percentage of Average
    Shareholders' Equity to
    Average Total Assets                                    10.39%          10.07%        9.63%


(1) Based on historical dividends declared by German American Bancorp without restatement for pooling.

                                     -F 13-

Forward-Looking Statements

       This Form 10-K and future filings made by the Company with the Securities and Exchange Commission, as well as other filings, reports and press releases made or issued by the Company and the Banks, and oral statements made by executive officers of the Company and the Banks, may include forward-looking statements relating to such matters as (a) assumptions concerning future economic and business conditions and their effect on the economy in general and on the markets in which the Banks do business, (b) expectations regarding revenues, expenses, and earnings for the Company and the Banks, (c) the impact of future or pending acquisitions, (d) deposit and loan volume, and (e) new products or services. Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk.

       To comply with the terms of a "safe harbor" provided by the Private Securities Litigation Reform Act of 1995 that protects the making of such forward-looking statements from liability under certain circumstances, the Company notes that a variety of factors could cause the actual results or
experience  to  differ   materially  from  the  anticipated   results  or  other
expectations described or implied by such forward-looking statements. These risks and uncertainties that may affect the operations, performance, development and results of the Company's business include, but are not limited to, the following: (a) the risk of adverse changes in business and economic conditions generally and in the specific markets in which the Banks operate which might adversely affect credit quality and deposit and loan activity; (b) the risk of rapid increases or decreases in interest rates, which could adversely affect the Company's net interest margin if changes in its cost of funds do not correspond to the changes in income yields; (c) possible changes in the legislative and regulatory environment that might negatively impact the Company and the Banks through increased operating expenses or restrictions on authorized activities;
(d) the possibility of increased competition from other financial and non-financial institutions; (e) the risk that borrowers may misrepresent information to management of the Banks, leading to loan losses, which is an inherent risk of the activity of lending money; and (f) the risk that banks that the Company may acquire in the future may be subject to undisclosed asset quality problems, contingent liabilities or other unanticipated problems; and
(g) other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Corporation and the Banks do not undertake any obligation to update or revise any forward-looking statements subsequent to the date on which they are made.

Item 2. Properties.

       German American Bank conducts its operations from its main office building at 711 Main Street, in Jasper, Indiana. The main office building is owned by German American and contains approximately 23,600 square feet of office space. There is no indebtedness on such property on which German American Bank's main office is located. German American Bank has seven branches, three of which are located in Jasper, and one each in the Dubois County towns of Huntingburg, Ferdinand, Dubois and Ireland. Of these branch facilities, five are owned by German American Bank and two are leased.

       Peoples operates from its main office in Washington, Indiana, which contains approximately 22,500 square feet, and three branch offices, all of which (except for one leased branch) are owned by Peoples, plus its Union Banking Division facilities. The office of the Union Banking Division of Peoples in Loogootee, Indiana, contains approximately 12,000 square feet of space. The facility was constructed in 1988 and is owned by Peoples.

       Community Bank conducts its operations from three locations, all of which are owned by Community Bank. Community Bank's principal banking office is located in Otwell, Indiana, in a building containing approximately 2,850 square feet.

       First State Bank's main office facility, located in Tell City, Indiana, constructed in 1981, contains approximately 13,900 square feet. First State has three branches, two of which are located in Tell City and one in Rockport, Indiana. Of these branch facilities, two are owned by First State, with one being leased.

                                     -F 14-

Item 3. Legal Proceedings.

       There are no pending legal proceedings, other than routine litigation incidental to the business of the Company's subsidiary banks, of a material nature in which the Company or any of its subsidiaries is involved.


Item 4. Submission of Matters to a Vote of Security Holders.

     There was no matter submitted during the fourth quarter of 1996 to a vote of security holders, by solicitation of proxies or otherwise.

Special Item.   Executive Officers of the Registrant.



          NAME                 AGE                  TITLE AND FIVE YEAR HISTORY
          ----                -----                 ----------------------------

George W. Astrike             (62)              Chairman and CEO of the Company since 1995; Chairman and President
                                                /CEO prior  thereto.  Chairman  of German  American  Bank since 1995;
                                                Chairman and President prior thereto.  Director of each of the other Banks since acquisition by the Company.

Mark A. Schroeder             (44)              President / Chief Operating Officer of the Company since 1995; Vice President /
                                                Chief Financial Officer prior thereto. Director of each of the other Banks since acquisition by the Company.


Richard E. Trent              (39)              Vice President / Chief Financial Officer of the Company since
                                                December,  1997; Vice President, Budgets & Financial  Analysis of
                                                CNB Bancshares from January, 1997;  Manager  of  Finance  and Planning, Wells Fargo
                                                Bank from August,  1996; Various financial officer  capacities  within
                                                American General  Finance,  Inc. and Subsidiaries prior thereto.


Urban Giesler                 (60)              Treasurer and Secretary of the Corporation; Senior Vice President -
                                                Personal Banking of German American Bank since January, 1993;
                                                Senior  Vice  President - Retail Lending of German American Bank prior thereto.

John M. Gutgsell              (42)              Vice President and Controller of the Company since 1995; Vice
                                                President and Controller of German American Bank prior thereto.

Stan J. Ruhe                  (46)              Executive Vice President - Credit Administration of the Company since
                                                1995.  Executive Vice President of German American Bank since 1995;
                                                Senior Vice President - Credit Administration prior thereto.

James E.  Essany              (43)              Senior  Vice  President - Marketing  of the Company  since
                                                1995;  Senior Vice President - Operations /  Administration  of German  American
                                                Bank prior thereto.


     There are no family relationships between any of the officers of the Corporation. All officers are elected for a term of one year.


                                     -F 15-

                                     PART II

       The information in Part II of this report is incorporated by reference to the indicated sections of the Registrant's annual report to shareholders for the fiscal year ended December 31, 1997 ("Shareholders' Report").

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

     See "Market and Dividend Information" on page 38 of the Shareholders' Report which is filed as Exhibit 13.1 to this report and is incorporated herein by reference.

Item 6.  Selected Financial Data.

       See "Five Year Summary of Consolidated Financial Statements and Related Statistics" on page 1 of the Shareholders' Report which is filed as Exhibit 13.2 to this report and is incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

       See "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 2 through 15 of the Shareholders' Report which is filed as Exhibit 13.3 to this report and is incorporated herein by reference.

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk.

       The Company's exposure to market risk is reviewed on a regular basis by the Asset/Liability Committees and Boards of Directors of the holding company and its affiliate banks. Primary market risks which impact the Company's operations are interest rate risk and liquidity risk. Management's approach to monitoring and mitigating these risks are explained in detail in the Risk Management section of Management's Discussion and Analysis in the Company's Annual Report. The following table sets forth the expected maturities of interest sensitive assets and liabilities as of December 31, 1997. However, from a risk management perspective, the Company believes that a repricing schedule of interest sensitive assets and liabilities may be more relevant in analyzing the value of such instruments.

       The information presented is subject to various limitations. Certain assets and liabilities in the same expected maturity period may react at different times and/or in differing degrees from the amounts shown during a given change in market interest rates. Certain assets, such as adjustable rate mortgages, have features that restrict changes in interest rates on a short-term basis, and over the life of the loans. In addition, repricing of certain categories of assets and liabilities are subject to competitive and other pressures beyond the Company's control. As a result, assets and liabilities in a given maturity period may in fact mature in different periods and in differing amounts than indicated in the accompanying table.

       The information presented also includes various assumptions. With regard to investment securities, it is assumed that callable securities mature at the first call date. The schedule of maturities of non-callable asset-backed and mortgage-backed securities is based on composite national prepayment estimates. The investment portfolio also includes restricted stock, which does not have a contractual maturity. Loan maturities are based on scheduled contractual payments, with no estimation for prepayments. Given the Company's demonstrated ability to attract and retain core deposits, no decay rates are assumed in the deposit portfolio. The Company's money market securities and short-term borrowings at December 31, 1997 consisted principally of overnight investments and repurchase agreements.

                                     -F 16-

SCHEDULE OF ESTIMATED CONTRACTUAL MATURITIES as of December 31, 1997

                                                                                                                            Fair
                                       Less than       1-2        2-3        3-4        4-5       More than                 Market
                                        1 Year        Years      Years      Years      Years      5 Years       Total       Value
                                        --------     -------     -----      -----      -----      ---------     -----       ------
EARNING ASSETS
   Federal Funds Sold and
     Other Short-term Investments    $  12,000     $  ---     $   ---    $   ---      $  ---     $     ---    $  12,000   $  12,000
   Investment Securities:
     Adjustable Rate                     3,301        872         760        343         323         1,488        7,087       7,080
     Fixed Rate                          56,042    15,830       5,913      4,786       2,070        32,134      116,775     117,813
   Loans (net of unearned):
     Adjustable Rate                    51,427     14,975      14,657     13,067      12,213       100,588      206,927     209,929
     Fixed Rate                         45,235     19,296      15,552      9,528       5,788        28,143      123,542     123,542
                                        ------     ------      ------     ------      ------       -------      -------    --------
   TOTAL EARNING ASSETS               $168,005   $ 50,973    $ 36,882   $ 27,724    $ 20,394     $ 162,353    $ 466,331   $ 470,364
                                      ========   ========    ========   ========    ========     =========    =========    ========

INTEREST-BEARNING LIABILITIES
   Deposits:
     Adjustable Rate                 $  56,528    $   734    $   ---    $   ---     $   ---     $     ---     $  57,262   $  57,262
     Fixed Rate                        166,785     56,606     15,205      5,861       5,447        72,548       322,452     324,508
   Short-term Borrowings                 4,933        ---        ---        ---         ---           ---         4,933       4,933
                                         -----     ------     ------      ------      -----        ------      --------     -------

   TOTAL INTEREST BEARING
     LIABILITIES                      $228,246   $ 57,340     $ 15,205   $ 5,861     $ 5,447    $  72,548    $  384,647   $ 386,703
                                      ========   ========     ========   =======     =======    =========     =========   =========


YEILDS AND RATES BY ESTIMATED CONTRACTUAL MATURITIES as of December 31, 1997


                                       Less than         1-2           2-3         3-4            4-5         More than
                                        1 Year          Years         Years       Years          Years         5 Years      Total
                                        -------         -----         -----       -----          -----        --------      ------
EARNING ASSETS
   Federal Funds Sold and
     Other Short-term Investments        5.84%          ---           ---         ---             ---             ---       5.84%
   Investment Securities:
     Adjustable Rate                     4.71          6.15%          5.29%       5.62%          5.59%          5.96%       5.35
     Fixed Rate                          6.58          6.59           7.31        7.74           8.97           8.49        7.23
   Loans (net of unearned):
     Adjustable Rate                     9.08          8.97           8.95        8.91           8.89           8.56        8.79
     Fixed Rate                          9.07          9.16           9.07        8.96           8.87           8.85        9.02
                                         ----          ----           -----       -----          ----          -----        -----
   TOTAL EARNING ASSETS                  7.93%         8.25%          8.66%       8.68%          8.84%          8.57%       8.33%
                                         =====        ======          =====       =====          =====          =====       =====

INTEREST-BEARNING LIABILITIES
   Deposits:
     Adjustable Rate                     4.11%         5.25%          ---          ---            ---             ---        4.13%
     Fixed Rate                          5.45          5.74           6.04%       5.58%          5.84%          2.11%        4.79
   Short-term Borrowings                 4.05           ---            ---         ---            ---             ---        4.05
                                         -----         -----          -----       -----          ----           -----        ----

   TOTAL INTEREST BEARING
       LIABILITIES                       5.09%         5.67%          6.04%       5.58%          5.84%          2.11%        4.67%
                                         =====        ======          =====       =====          =====         ======        ====


       See also "Interest Rate Risk Management" in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 14 through 15 of the Shareholders' Report filed as Exhibit 13.3 to this report and is incorporated by reference.

                                     -F 17-

Item 8.  Financial Statements and Supplementary Data.

       The financial statements of the Company and related notes on pages 16 through 36 of the Shareholders' Report and the Auditors' Report thereon on page 37 of the Shareholders' Report which are filed as Exhibit 13.4 to this report, are incorporated herein by reference.

       The Interim Financial Data on page 3 of the Shareholders' Report, which is included as Table 1 of "Management's Discussion and Analysis of Financial Condition and Results of Operations" filed as Exhibit 13.3 to this report, is incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

       Not Applicable.




                                     -F 18-

                                    PART III

Item 10.  Directors and Executive Officers of the Registrant.

       Information relating to Directors of the Corporation will be included under the caption "Election of Directors" in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on April 23, 1997 which will be filed with the Commission within 120 days of the end of the fiscal year covered by this Report (the "1997 Proxy Statement"), which section is incorporated herein by reference in partial answer to this Item.

       Information relating to Executive Officers of the Corporation is included under the caption "Executive Officers of the Registrant" under Part I of this Report on Form 10-K.

Item 11.  Executive Compensation.

       Information relating to compensation of the Corporation's Executive Officers and Directors will be included under the captions "Executive Compensation" and "Election of Directors -- Compensation of Directors" in the 1998 Proxy Statement of the Corporation, which sections are incorporated herein by reference.

Item 12.  Security Ownership of Certain Beneficial Owners and Management.

       Information relating to security ownership of certain beneficial owners and management of the Corporation will be included under the captions "Election of Directors" and "Principal Owners of Common Shares" of the 1998 Proxy Statement of the Corporation, which sections are incorporated herein by reference.

Item 13.  Certain Relationships and Related Transactions.

       Information responsive to this Item 13 will be included under the captions "Executive Compensation - Certain Business Relationships and Transactions" and "Executive Compensation - Compensation Committee Interlocks and Insider Participation" of the 1998 Proxy Statement of the Corporation, which sections are incorporated herein by reference.



                                     -F 19-

                                     PART IV


Item 14.  Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

   a) The following 1997, 1996, and 1995 consolidated financial statements of the Corporation, and the Auditors' Report thereon, included on pages 16 through 37 of the Shareholders' Reports, are incorporated into Item 8 of this report by reference.


                                                              Location in
1. Financial Statements                                  Shareholders' Report

        German American Bancorp and Subsidiaries

        Consolidated Balance Sheets at December 31,
        1997 and December 31, 1996                               Page 16

        Consolidated Statements of Income, years
        ended December 31, 1997, 1996, and 1995                  Page 17

        Consolidated Statements of Cash Flows, years
        ended December 31, 1997, 1996, and 1995                  Page 18

        Consolidated Statements of Changes in
        Shareholders' Equity, years ended
        December 31, 1997, 1996, and 1995                        Page 19

        Notes to the Consolidated Financial
        Statements                                           Pages 20 - 36

        Independent Auditors' Report                             Page 37


 2. Other financial statements and schedules are omitted because they are not required or because the required information is included in the consolidated financial statements or related notes.

b) Reports on Form 8-K

        The following Report on Form 8-K was filed by the Registrant during the quarter ended December 31, 1997:


           Date                     Items                      Description
           ----                    -------                    -------------
        11/12/97                    5 & 7                     Reported agreements to acquire CSB
                                                              Bancorp and FSB Financial Corporation.

c)  Exhibits:

        The Exhibits described in the Exhibit List immediately following the "Signatures" page of this report (which is incorporated herein by reference) are hereby filed as part of this report.



                                     -F 20-

   Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            GERMAN AMERICAN BANCORP
                                            (Registrant)

Date:        March 30, 1998                  By/s/George W. Astrike
                                             George W. Astrike,
                                             Chairman of the Board

   Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Date:        March 30, 1998                  By/s/George W. Astrike
                                             George W. Astrike, Chairman of the
                                             Board and Director
                                             (Chief Executive Officer)

Date:        March 30, 1998                  By/s/Mark A. Schroeder
                                             Mark A. Schroeder, President and
                                             Director (Chief Operating Officer)

Date:        March 30, 1998                  By/s/David G. Buehler
                                             David G. Buehler, Director

Date:        March __, 1998                  _______________________________
                                             Michael B. Lett, Director

Date:        March __, 1998                  _______________________________
                                             Gene C. Mehne, Director

Date:        March 30, 1998                  By/s/Robert L. Ruckriegel
                                             Robert L. Ruckriegel, Director

Date:        March 30, 1998                  By/s/William R. Hoffman
                                             William R. Hoffman, Director

Date:        March 30, 1998                  By/s/Joseph F. Steurer
                                             Joseph F. Steurer, Director

Date:        March 30, 1998                  By/s/A.W. Place Jr.
                                             A. W. Place Jr., Director

Date:        March 30, 1998                  By/s/Larry J. Seger
                                             Larry J. Seger, Director

Date:        March __, 1998                  _______________________________
                                             C.L. Thompson, Director

Date:        March __, 1998                  _______________________________
                                             David B. Graham, Director

Date:        March 30, 1998                  By/s/John M. Gutgsell
                                             John M. Gutgsell, Controller
                                             (Principal Accounting Officer)

                                     -F 21-

Executive
Compensation
Plans and      Exhibit
Arrangements*   Number              Exhibit List

                2.1 Agreement  of  Merger  dated  December  8,  1997,  among the
                    Registrant, CSB Bancorp and the Citizens State Bank of Petersburg, as amended, is incorporated by reference from Appendix A to the CSB Bancorp and FSB Financial Corporation S-4.

                2.2 Agreement  of  Merger  dated  January  30,  1998,  among the
                    Registrant, FSB Corporation and the FSB Bank of Francisco, as amended, is incorporated by reference from Appendix A to the CSB Bancorp and FSB Financial Corporation S-4.

                3.1 Restated  Articles of  Incorporation  of the  Registrant  as
                    amended  April 24, 1995 are  Incorporated  by  reference  to
                    Exhibit 3.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1995.

                3.2 Restated  Bylaws of the  Registrant  as  amended  August 14,
                    1990, are incorporated by reference to Exhibit 3.2 to Registrant's Form 10-K for the year ended December 31, 1995.

               10.1 Agreement  and Plan of  Reorganization  by and among Peoples
                    Bancorp of Washington, the Registrant, and certain affiliates, dated September 27, 1996, is incorporated by reference to Exhibit 2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

               10.2 Sublease entered by and between Buehler Foods,  Inc. and The
                    German American Bank dated January 2, 1987 (Huntingburg Banking Center Branch) is incorporated by reference from
                    Exhibit 10.5 to the Registrant's Registration Statement on Form S-4 filed February 28, 1994 (No. 33-75762.)


                                     -F 22-

             10.3 Sublease entered by and between Buehler Foods, Inc. and the Bank dated August 1, 1990 (The Crossing Shopping Center Branch) is incorporated by reference to Exhibit 10.12 of the Registrant's Report on Form 10-K for the year ended December 31, 1990.

             10.4 Letter dated January 5, 1995 from the German American Bank to Buehler Foods, Inc. notifying Buehler Foods, Inc. of exercise of renewal option on The Crossing Shopping Center Branch is incorporated by reference to Exhibit 10.4 of the Registrant's Report on Form 10-K for the year ended December 31, 1994.

   X        10.5    The  Company's  1992 Stock  Option Plan is  incorporated  by reference from Exhibit 10.1 to the Registrant's Registration
                    Statement on Form S-4 filed January 21, 1993 (No.  33-55170)
                    (the "Unibancorp S-4").

   X        10.6    Schedule  identifying  material terms of options  (including replacement options) granted to the Registrant's executive officers under the Registrant's 1992 Stock Option Plan.

   X        10.7    Executive Deferred Compensation  Agreement dated December 1,
                    1992,  between  The  German  American  Bank  and  George  W.
                    Astrike,  is  incorporated  herein by reference from Exhibit
                    10.3 to the Unibancorp S-4.

   X        10.8    Director Deferred Compensation  Agreement between The German
                    American Bank and certain of its Directors, is incorporated herein by reference from Exhibit 10.4 to the Unibancorp S-4
                    (The Agreement entered into by George W. Astrike, a copy of which was filed as Exhibit 10.4 to the Unibancorp S-4, is substantially identical to the Agreements entered into by the other Directors.) The schedule following Exhibit 10.4 to the Unibancorp S-4 lists the Agreements with the other
                    Directors and sets forth the material detail in which such Agreements differ from the Agreement filed as Exhibit 10.4 to the Unibancorp S-4.

   X        10.9    Sublease  entered by and between  Buehler  Foods,  Inc.  and
                    First State Bank,  dated July 25, 1996 (Tell City Branch) is
                    incorporated   by   reference   to   Exhibit   10.9  of  the
                    Registrant's Report on Form 10-K for the year ended December
                    31, 1996.

            13.1    Market   and   Dividend   Information   (page   38)  of  the
                    Registrant's Annual Report to Shareholders for the year ended December 31, 1997.

            13.2 Five Year Summary of Consolidated Financial Statements and Related Statistics (page 1) of the Registrant's Annual Report to Shareholders for the year ended December 31, 1997.

            13.3 Management's Discussion and Analysis of Financial Condition and Results of Operations (pages 2 through 15) of the Registrant's Annual Report to Shareholders for the year ended December 31, 1997.

            13.4 Consolidated financial statements and related notes (pages 16 through 36), Auditor's Report (page 37) of the
                    Registrant's Annual Report to Shareholders for the year ended December 31, 1997.

              21    Subsidiaries of the Registrant.

            23.1    Consent of Crowe, Chizek and Company LLP

            23.2    Consent of Crowe, Chizek and Company LLP

              27    Financial Data Schedule.


*Exhibits that describe or evidence all management contracts or compensatory plans or arrangements required to be filed as exhibits to this Report are indicated by an "X" in this column.


                                     -F 24-

                        [Exhibits Intentionally Omitted]



















                                     -F 25-

                                   APPENDIX G





           German American Bancorp 1997 Annual Report to Shareholders


      [Cover page consisting of 4 color photographs of customer activities and concerns not included in Edgar filing.]

















     [Chairman and President's letter to shareholders intentionally omitted]











                                     -G 1-

--------------------------------------------------------------------------------
   Five Year Summary of Consolidated Financial Statements and Related Statistics (dollars in thousands, except per share data)
--------------------------------------------------------------------------------

The following selected data have been taken from the Company's consolidated financial statements and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.


                                                      1997            1996           1995          1994         1993
                                                      ----            -----          ----          ----         ----
Summary of Operations:
Interest and Fees on Loans                          $29,350         $27,846        $26,197        $21,545     $20,238
Interest on Investments                               8,118           7,515          7,619          6,378       7,133
                                                      -----           -----          -----          -----       -----
    Total Interest Income                            37,468          35,361         33,816         27,923      27,371
                                                     ------          ------         ------         ------      ------
Interest on Deposits                                 17,221          16,179         15,150         11,599      12,278
Interest on Borrowings                                  300             504            798            420         172
                                                        ---             ---            ---            ---         ---
    Total Interest Expense                           17,521          16,683         15,948         12,019      12,450
                                                     ------          ------         ------         ------      ------
Net Interest Income                                  19,947          18,678         17,868         15,904      14,921
Provision for Loan Losses                              (408)            210             49            687         797
                                                       ----             ---             --            ---         ---
Net Interest Income after Provision for
    Loan Losses                                      20,355          18,468         17,819         15,217       14,124
Noninterest Income                                    2,487           2,227          1,764          1,933        1,836
Noninterest Expenses                                 13,668          13,288         12,418         10,910       10,874
                                                     ------          ------         ------         ------       ------
Income Before Income Taxes and
    Cumulative Effect of Change in
      Accounting for Income Taxes                     9,174           7,407          7,165          6,240       5,086
Income Tax Expense                                    3,035           2,513          2,323          1,958       1,642
                                                      -----           -----          -----          -----       -----
Income Before Cumulative Effect of
    Change in Accounting for  Taxes                   6,139           4,894          4,842          4,282       3,444
Cumulative Effect of Change in
    Accounting for Income Taxes                         ---             ---            ---            ---         218
                                                        ---             ---            ---            ---         ---
Net Income                                           $6,139          $4,894         $4,842         $4,282      $3,662
=====================================================================================================================

Year-end Balances:
Total Assets                                       $498,831        $489,443       $458,604       $432,939    $412,203
Total Loans, Net                                    324,214         306,754        282,457        270,981     243,766
Total Long-term Debt                                    ---           1,000          1,000          1,000       1,000
Total Deposits                                      433,948         422,906        395,553        369,180     353,056
Total Shareholders' Equity                           53,332          48,793         45,788         40,779      38,880
=====================================================================================================================

Per Share Data (1):
Income Before Cumulative Effect of
    Change in Accounting for
      Income Taxes                                    $1.15           $0.92          $0.91          $0.80       $0.65
Net Income                                             1.15            0.92           0.91           0.80        0.69
Cash Dividends (2)                                     0.43            0.39           0.36           0.32        0.29
Book Value, End of Year                                9.97            9.14           8.59           7.65        7.29
=====================================================================================================================

Other Data at Year-end:
Number of Shareholders                                2,083           1,981          1,910          1,863       1,878
Number of Employees                                     216             218            213            203         188
Weighted Average Number of Shares(1)              5,343,727       5,335,316      5,331,745      5,331,163   5,331,157

(1) Share and Per share data has been retroactively adjusted to give effect for stock dividends and stock splits and excludes the dilutive effect of stock options.
(2) Cash dividends represent historical dividends declared per share without retroactive restatement for poolings.

                                     -G 2-

--------------------------------------------------------------------------------
         Management's Discussion and Analysis of Financial Condition
         and Results of Operations
--------------------------------------------------------------------------------

The following table summarizes net interest income (on a taxable-equivalent basis) for each of the past three years. For taxable-equivalent adjustments, an effective tax rate of 34% was used for all years presented (1).

                                                          Average Balance Sheet
                                           (Taxable-equivalent basis / dollars in thousands)

                                          Twelve Months Ended          Twelve Months Ended          Twelve Months Ended
                                           December 31, 1997            December 31, 1996            December 31, 1995
                                           -----------------            -----------------            -----------------

                                      Principal  Income/  Yield /     Principal  Income/  Yield /    Principal  Income/  Yield/
                                       Balance  Expense    Rate        Balance  Expense    Rate       Balance   Expense   Rate
                                       -------  -------    ----        -------  -------    ----       -------   -------   ----
ASSETS
Short-term Investments:
   Interest-bearing Balances
     with Banks                          $726     $41    5.65%           $989     $53    5.36%         $1,124      $55    4.89%
    Federal Funds Sold and Securities
     Purchased under Agreements
     to Resell                          9,903     550    5.55%         11,589     611    5.27%         13,467      783    5.81%
   Other Short-term Investments           320      17    5.31%          2,115     114    5.39%         11,247      679    6.04%

Securities:
   Taxable                             83,751   5,320    6.35%         81,221   4,788    5.90%         77,078    4,400    5.71%
   Non-taxable                         38,072   3,319    8.72%         33,791   2,953    8.74%         27,628    2,579    9.33%
Total Loans and Leases (2)            322,536  29,417    9.12%        306,296  27,947    9.12%        285,154   26,290    9.22%
                                      -------  ------                 -------  ------                 -------   ------
TOTAL INTEREST
   EARNING ASSETS                    455,308  38,664    8.49%        436,001  36,466    8.36%         415,698   34,786    8.37%
                                     -------  ------                 -------  ------                  -------   ------

Cash and Due from Banks               16,051                          15,602                           14,185
Premises, Furniture &
   Equipment                          12,088                          11,386                           11,262
Other Assets                          10,038                           9,768                            9,644
Less: Allowance for Loan Losses       (6,382)                         (6,948)                          (6,749)
                                      ------                          ------                           ------
TOTAL ASSETS                        $487,103                        $465,809                         $444,040
                                    ========                        ========                         ========
LIABILITIES AND
   SHAREHOLDERS' EQUITY
Savings and Interest-bearing
   Demand Deposits                  $126,861   3,476    2.74%       $126,593   3,375    2.67%       $120,603    3,361    2.79%
Time Deposits                        251,044  13,745    5.48%        232,729  12,804    5.50%        222,779   11,789    5.29%
Short-term Borrowings                  6,624     291    4.39%          8,635     404    4.68%         12,059      671    5.56%
Long-term Debt                           115       9    7.83%          1,851     100    5.40%          2,137      127    5.94%
                                         ---       -                   -----     ---                   -----      ---
TOTAL INTEREST-BEARING
   LIABILITIES                       384,644  17,521    4.56%        369,808  16,683    4.51%        357,578   15,948    4.46%
                                     -------  ------                 -------  ------                 -------   ------

Demand Deposit Accounts               47,335                          45,242                          40,200
Other Liabilities                      4,514                           3,853                           3,499
                                       -----                           -----                           -----
TOTAL LIABILITIES                    436,493                         418,903                         401,277
                                     -------                         -------                         -------

Shareholders' Equity                  50,610                          46,906                          42,763
                                      ------                          ------                          ------

TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY             $487,103                        $465,809                        $444,040
                                    ========                        ========                        ========
NET INTEREST INCOME                  $21,143                         $19,783                         $18,838
                                      ======                         =======                         =======
NET INTEREST MARGIN                                    4.64%                            4.54%                            4.53%

(1) Effective tax rates were determined as though interest earned on the Company's investments in municipal bonds and loans was fully taxable.
(2) Non-accruing loans have been included in average loans. Interest income on loans includes loan fees of $458, $516, and $339 for 1997, 1996, and 1995, respectively.

                                     -G 3-

--------------------------------------------------------------------------------
    Management's Discussion and Analysis of Financial Condition
    and Results of Operations  (continued)
--------------------------------------------------------------------------------

INTERIM FINANCIAL DATA (Table 1, Unaudited - dollars in thousands except per share data)



                                                                  For the three months ended
                                                                  --------------------------
                                                               December          September           June          March
                                                                  31                30                30             31
                                                               --------          ---------           ----          ------
1997:
Interest Income                                              $9,530              $9,511            $9,338         $9,089
Interest Expense                                              4,519               4,427             4,314          4,261
                                                              -----               -----             -----          -----
   Net Interest Income                                        5,011               5,084             5,024          4,828
Provision for Loan Losses                                        68                  67             (682)            139
Noninterest Income                                              595                 696               650            546
Noninterest Expense                                           3,446               3,375             3,529          3,318
                                                              -----               -----             -----          -----
   Income before Income Taxes                                 2,092               2,338             2,827          1,917
Income Tax Expense                                              640                 775               977            643
                                                                ---                 ---               ---            ---

     Net Income                                              $1,452              $1,563            $1,850         $1,274
                                                             ======              ======            ======         ======

Earnings per Share(1)                                         $0.27               $0.29             $0.35          $0.24
                                                              =====               =====             =====          =====

Weighted Average Shares(1)                                5,348,367           5,343,787         5,341,545      5,341,130
                                                          =========           =========         =========      =========

1996:
Interest Income                                              $9,098              $8,872            $8,741         $8,650
Interest Expense                                              4,298               4,236             4,095          4,054
                                                              -----               -----             -----          -----
   Net Interest Income                                        4,800               4,636             4,646          4,596
Provision for Loan Losses                                        27                  80                80             23
Noninterest Income                                              674                 533               558            462
Noninterest Expense                                           3,549               3,441             3,209          3,089
                                                              -----               -----             -----          -----
   Income before Income Taxes                                 1,898               1,648             1,915          1,946
Income Tax Expense                                              743                 519               625            626
                                                                ---                 ---               ---            ---

     Net Income                                              $1,155              $1,129            $1,290         $1,320
                                                             ======              ======            ======         ======

Earnings per Share(1)                                         $0.22               $0.21             $0.24          $0.25
                                                              =====               =====             =====          =====

Weighted Average Shares(1)                                5,338,167           5,336,143         5,333,564      5,333,351
                                                          =========           =========         =========      =========


(1) Share and Per share data has been retroactively adjusted to give effect for stock dividends and stock splits and excludes the dilutive effect of stock options.


                                     -G 4-

--------------------------------------------------------------------------------
         Management's Discussion and Analysis of Financial Condition
         and Results of Operations  (continued)
--------------------------------------------------------------------------------


INTRODUCTION AND OVERVIEW
German American Bancorp ("the Company") is a multi-bank holding company based in Jasper, Indiana. Its four affiliate banks conduct business in 20 offices in the six contiguous counties of Dubois, Daviess, Martin, Pike, Perry and Spencer Counties in Southwestern Indiana. The banks provide a wide range of financial services, including accepting deposits; making commercial and consumer loans; originating, marketing, and servicing mortgage loans; issuing credit life, accident and health insurance; providing trust services for personal and corporate customers; providing safe deposit facilities; and, providing investment advisory and brokerage services.

The information in this Management's Discussion and Analysis is presented as an analysis of the major components of the Company's operations for the years 1995 through 1997 and financial condition as of December 31, 1997 and 1996. The information should be used in conjunction with accompanying consolidated financial statements and footnotes contained elsewhere in this report, and has been restated to reflect the merger with People's Bancorp of Washington, which was accounted for as a pooling of interests. See the discussion below and Note 18 to the consolidated financial statements for further information on mergers and acquisitions.

MERGERS AND ACQUISITIONS
The Company signed a definitive agreement in December 1997 providing for a merger of a Company subsidiary with CSB Bancorp ("CSB"), which operates the Citizens State Bank of Petersburg, Indiana. Under terms of the agreement, the Company will issue to CSB shareholders between 928,572 and 1,137,500 shares of the Company's Common Stock, as adjusted for the two for one stock split declared in October 1997. The shares issued are subject to further anti-dilution adjustments in the event of any future stock dividends, splits and the like. The number of shares to be issued is dependent upon the Company's average common stock price during a period prior to the date of the merger closing. The Company expects to account for the transaction as a pooling of interests, and based on recent stock quotations, expects to issue the minimum number of shares required. The proposed merger is subject to approval by shareholders of CSB, bank regulatory agencies, and other conditions. The parties contemplate that the merger will be effective in the second quarter of 1998.

The Company also signed a definitive agreement in January 1998 providing for a merger of a Company subsidiary with FSB Financial Corporation ("FSB"), which operates the FSB Bank in Princeton and Francisco, Indiana. Under terms of the agreement, the Company will issue to shareholders of FSB shares of Company Common Stock with market value equal to 150% of the sum of FSB's shareholders' equity. The market value of the shares issued will be based upon FSB shareholder equity as of the end of the month immediately preceding the closing date, subject to certain adjustments described in the definitive agreement. The Company expects to account for the transaction as a pooling of interests and, based on recent stock quotations, expects to issue approximately 71,678 shares. The proposed merger is subject to approval by shareholders of FSB, bank regulatory agencies, and other conditions. The parties contemplate that the merger will be effective in the second quarter of 1998.

Concurrent with the execution of these proposed transactions, the Company intends to merge both FSB Bank and an existing affiliate, Community Trust Bank, into the Citizens State Bank name and charter, creating a $130 million financial institution to better serve the Pike and Gibson County area markets.

On March 4, 1997 the Company completed a merger with Peoples Bancorp of Washington, Washington, Indiana, parent company of The Peoples National Bank and Trust Company of Washington (collectively, "Peoples") in which the Company issued 615,285 shares for all the outstanding shares of Peoples. Concurrent with this transaction, The Union Bank, the Company's affiliate bank in Loogootee, Indiana, combined with Peoples under the Peoples name and charter, creating a $150 million financial institution serving the Daviess and Martin County area markets.

                                     -G 5-

--------------------------------------------------------------------------------
    Management's Discussion and Analysis of Financial Condition
    and Results of Operations  (continued)
--------------------------------------------------------------------------------


The Company plans to continue to aggressively pursue merger and acquisition opportunities as they become available. The Company's management believes that community banks and other financial institutions located in the Company's general geographic area will find the concept of the Company's localized community bank holding company an attractive alternative to merging with other larger regional multi-bank holding companies.

The Company's approach offers these institutions the competitive advantages of operational efficiencies gained through the ability to spread fixed operating costs over a larger asset base, without the loss of flexibility and independence generally associated with affiliation with the larger regional multi-bank holding companies. Through the Company, these institutions can retain ownership control within a group of shareholders who reside in their general market areas and who support the banks' commitment to their local communities. Because of this belief, the Company's management anticipates that additional mergers and acquisitions with like-minded institutions may occur in future years.


                              RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

NET INCOME
Net income for 1997 increased 25% to $6,139,000 or $1.15 per share from 1996. The improvement in 1997 earnings primarily resulted from an increase in net interest income and a negative provision for loan losses. See management's discussion in the sections below for further information.

Net Income in 1996 was $4,894,000 or $0.92 per share, versus $4,842,000 or $0.91 per share in 1995. Changes in 1996 earnings from the prior year were increases in net interest income, investment services income and service charges on deposit accounts, offset by increases in the provision for loan losses and professional fees. The bulk of the 1996 increase in professional fees was related to the Company's merger and acquisition activities.

The record level of net income in 1997 generated a return on average assets of 1.26%, and a return on average equity of 12.13%. Both were significant improvements over prior years. Return on assets was 1.05% and 1.09% in 1996 and 1995, respectively. Return on equity for the same periods was 10.43% and 11.32%, respectively.

NET INTEREST INCOME
Net interest income is the Company's single largest source of earnings, and represents the difference between interest and fees realized on earning assets, less interest paid on deposits and other borrowed funds. Net interest margin is this difference expressed as a percentage of average earning assets. Several factors contribute to the determination of net interest income, including the volume and mix of earning assets, interest rates, and income taxes. Many of the factors affecting net interest income are subject to control by management policies and actions. Factors beyond the control of management include the general level of credit demand, Federal Reserve Board monetary policy, and changes in tax laws.

Net interest income of $21,143,000 for 1997 increased 6.9% on a taxable-equivalent basis over 1996 results of $19,783,000. This followed a 5.0% increase in 1996 over the $18,838,000 reported for 1995. A significant portion of the increase in both years resulted from growth in average loans, and improved yields on investment securities. Growth in earning assets was primarily funded by an increase in interest-bearing deposits, while improvements in yield were somewhat offset by a shift of short-term borrowings to higher rate time deposits.

Net interest margin for 1997 improved 10 basis points, to 4.64% from 1996. Overall yield on earning assets increased 13 basis points, while the rate on interest-bearing liabilities rose only 5 basis points. Overall yield and net interest margin were relatively unchanged in 1996 from 1995. See the discussion headed INTEREST RATE RISK MANAGEMENT for an explanation of the Company's interest rate sensitivity position.

                                     -G 6-

--------------------------------------------------------------------------------
         Management's Discussion and Analysis of Financial Condition
         and Results of Operations  (continued)
--------------------------------------------------------------------------------


PROVISION FOR LOAN LOSSES
The Company provides for future loan losses through regular provisions to the allowance for loan losses. These provisions are made at a level deemed necessary by management to absorb estimated losses in the loan portfolio. A detailed evaluation of the adequacy of this loan loss reserve is completed quarterly by management.

The Company booked a negative provision for loan losses of $(408,000) in 1997. The consolidated provision for loan losses was $210,000 in 1996 and $49,000 in 1995. Provisions in all years presented were significantly impacted by negative provisions for loan losses at the Union banking division of Peoples, totaling $750,000 in 1997, $110,000 in 1996 and $475,000 in 1995. These negative provisions were due to collections of previous years' charged-off loans, combined with management's determination that certain specific reserve allocations were no longer necessary due to performance of the related loans. Based on management's evaluation of the adequacy of the reserve, a negative provision was recorded in 1997 to eliminate excess reserves created by these loan recoveries and reduced specific reserve allocations.

The provision for loan losses to be recorded in future years will be subject to adjustment based on results of on-going evaluations of the adequacy of the allowance for loan losses. The section entitled LENDING AND LOAN ADMINISTRATION expands this discussion further.

NONINTEREST INCOME
The primary sources of noninterest income are income from fiduciary activities (trust fees), service charges on deposit accounts, and investment services income. Exclusive of net gains on the sale of investment securities, loans and other real estate, noninterest income increased 17.6% and 22.8%, to $2,468,000 and $2,099,000 in 1997 and 1996, respectively, over previous years results.

An analysis of noninterest income is presented in Table 2. Trust fees rose $97,000 in 1997 to $307,000 after an increase of only $3,000 in 1996. Service charges on deposit accounts increased 17.3% and 27.4% in 1997 and 1996, respectively. This was due to an increase in billable transactions and revisions to the Company's pricing structure in the latter portion of 1996, which was based on a market review.

Investment services income is generated through a full service brokerage operation which is available at several of the Company's affiliate banks. The level of earnings generated through this operation is directly tied to customer utilization and acceptance of the investment products offered. Brokerage income increased $53,000 in 1997 following an increase of $196,000 in 1996. The Company intends to expand the availability of investment services, as feasible, throughout its affiliate banks.


NONINTEREST INCOME (Table 2, dollars in thousands)
                                                                                                       % Change From
                                                                                                         Prior Year
                                                                                                       -------------
                                                              1997          1996         1995         1997        1996
                                                              ----          ----         ----         ----        ----
Income from Fiduciary Activities                              $307          $210         $207         46.2%        1.4%
Service Charges on Deposit Accounts                          1,145           976          766         17.3        27.4
Investment Services Income                                     456           403          207         13.2        94.7
Other Income                                                   560           510          529          9.8        (3.6)
                                                               ---           ---          ---
    Subtotal                                                 2,468         2,099        1,709         17.6        22.8
Gains on Sales of Loans and Other Real Estate                   19            55           36        (65.5)       52.8
Securities Gains, net                                          ---            73           19       (100.0)      284.2
                                                               ---            --           --
    TOTAL NONINTEREST INCOME                                $2,487        $2,227       $1,764         11.7        26.2
                                                            ======        ======       ======

                                     -G 7-

--------------------------------------------------------------------------------
    Management's Discussion and Analysis of Financial Condition
    and Results of Operations  (continued)
--------------------------------------------------------------------------------

NONINTEREST EXPENSE
Noninterest expense is comprised of salaries and benefits, occupancy, furniture and equipment expenses, FDIC premiums, data processing fees, professional fees, advertising and promotion, and other operating expenses (see Table 3). Total noninterest expense increased 2.9% in 1997 versus 7.0% in 1996, over prior years. The Company's operational efficiency has also improved. As a percentage of average total assets, total noninterest expense was 2.81% in 1997, 2.85% in 1996 and 2.80% in 1995. The Company's efficiency ratio was 58%, 60% and 60% in 1997, 1996 and 1995, respectively. The efficiency ratio is defined as noninterest expenses as a percentage of the total of taxable-equivalent net interest income and noninterest income.

Salaries and employee benefits comprised approximately 54% of total noninterest expense in all periods. These expenses increased 3.2% in 1997, following an 8.5% increase in 1996. A significant portion of the 1996 increase was due to growth in the Company's First State Bank affiliate and to the effects of changes beginning in mid-1995 in the Company's holding company and bank organizational structure. Although this organizational change resulted in an increased level of personnel expenses, management believes the increased management focus at both the bank and holding company has demonstrated improved operating efficiency.

Occupancy, furniture and equipment expenses decreased by $24,000 or 1.2% in 1997 after an increase of $70,000 or 3.5% in 1996. However, these expenses are expected to increase in 1998 due to a planned upgrading of computer systems throughout the organization. The Company has initiated its strategy to implement a state-of-the-art technology platform and operating systems which are expected to provide long-term benefits with regard to improved quality of customer service and control of personnel expenses.

FDIC premiums totaled $52,000 in 1997. 1996 premiums, exclusive of a one-time $157,000 Savings Association Insurance Fund ("SAIF") assessment in the third quarter, totaled $72,000. The SAIF assessment was applied to a portion of German American Bank's deposits and all of the deposits of First State Bank. Total 1996 expense of $229,000 was slightly less than half of the 1995 expense of $471,000.

Data processing fees increased 17.8% and 6.2% in 1997 and 1996, respectively. This reflects an increase in the number of accounts processed and conversion expenses at the Company's newly acquired affiliate in 1997. Through the utilization of state-of-the-art equipment and computer processing, the Company's management believes it will, over the long-term, be able to better control the level of employee related expenses, the Company's major noninterest expense category, while improving the quality of customer service provided throughout the affiliate bank system.

Professional fees increased in 1997 by $38,000 or 4.7% following a significant $558,000 increase in 1996 over the 1995 total of $247,000. The 1997 increase included a $200,000 reserve for legal fees made in connection with an unasserted potential claim. Absent this special reserve, professional fees would have declined. These variations are largely due to merger related professional fees. While it is not possible to predict the level of future acquisition activity and the resulting level of costs associated thereto, management intends to continue to pursue acquisition opportunities, and therefore, increased and continued costs will be likely in future years.

Advertising and promotion expenses totaled $536,000 in 1997, $451,000 in 1996 and $419,000 in 1995, representing approximately 0.1% of average total assets in each year. Increases in recent years were impacted by implementation of a corporate identity program at existing and new affiliates. Implementation of this program is substantially complete.

Other operating expenses increased $156,000 in 1997 and decreased $134,000 in 1996. These fluctuations were also impacted by the corporate identity program in the areas of supplies and other charges and by increases in postage, telephone and other service and volume related expenses. Other operating expenses also include the amortization of goodwill and core deposit intangibles, totaling $216,000, $231,000 and $112,000 in 1997, 1996 and 1995, respectively.


                                     -G 8-

--------------------------------------------------------------------------------
         Management's Discussion and Analysis of Financial Condition
         and Results of Operations  (continued)
--------------------------------------------------------------------------------


NONINTEREST EXPENSE (Table 3, dollars in thousands)
                                                                                                       % Change From
                                                                                                         Prior Year
                                                                                                       --------------
                                                              1997          1996         1995         1997        1996
                                                              ----          ----         ----         ----        ----
Salaries and Employee Benefits                              $7,391        $7,165       $6,604          3.2%        8.5%
Occupancy, Furniture and Equipment Expense                   2,042         2,066        1,996         (1.2)        3.5
FDIC Premiums                                                   52           229          471        (77.3)      (51.4)
Data Processing Fees                                           503           427          402         17.8         6.2
Professional Fees                                              843           805          247          4.7       225.9
Advertising and Promotion                                      536           451          419         18.8         7.6
Other Operating Expenses                                     2,301         2,145        2,279          7.3        (5.9)
                                                             -----         -----        -----
    TOTAL NONINTEREST EXPENSE                              $13,668       $13,288      $12,418          2.9         7.0
                                                           =======       =======      =======


PROVISION FOR INCOME TAXES
The Company records a provision for current income taxes payable, along with a provision for deferred taxes, payable in the future. Deferred taxes arise from temporary differences, items recorded for financial statement purposes in a different period than for income tax returns. The major item affecting the difference between the Company's effective tax rate recorded on its financial statements and the federal statutory rate of 34% is interest on tax-exempt securities and loans. Other components affecting the Company's effective tax rate include state income taxes and non-deductible merger costs. Note 11 to the consolidated financial statements provides additional details relative to the Company's income tax provision. The Company's effective tax rate was 33.1%, 33.9% and 32.4%, respectively, in 1997, 1996, and 1995.


                                CAPITAL RESOURCES
--------------------------------------------------------------------------------

The Company continues to maintain a strong capital position. Shareholders' equity totaled $53,332,000 and $48,793,000 at December 31, 1997 and 1996,
respectively. This represented 10.69% and 9.97%, respectively, of total assets. The Company paid cash dividends of $2,083,000 in 1997 and $1,684,000 in 1996. Additional dividends paid in 1997 resulted from an increase in dividends per share and the issuance of additional shares in connection with the Company's Dividend Reinvestment and Stock Purchase Plan. The Company's dividend payout ratio was 34% in both 1997 and 1996 which is consistent with management's policy of retaining sufficient capital to provide for continued growth.

Federal banking regulations provide guidelines for determining the capital adequacy of bank holding companies and banks. These guidelines provide for a more narrow definition of core capital and assign a measure of risk to the various categories of assets. The Company is required to maintain minimum levels of capital in proportion to total risk-weighted assets and off-balance sheet exposures, such as loan commitments and standby letters of credit.

Tier 1, or core capital, is comprised of shareholders' equity less goodwill, core deposit intangibles, and certain deferred tax assets defined by bank regulations. Tier 2 capital is defined as the amount of the allowance for loan losses which does not exceed 1.25% of gross risk adjusted assets. Total capital is the sum of Tier 1 and Tier 2 capital.

The minimum requirements under these standards are generally at least: (a) a 4.0% leverage ratio, which is Tier 1 capital divided by defined "total assets";
(b) 4.0% Tier 1 capital to risk-adjusted assets; and, (c) 8.0% total capital to risk-adjusted assets. Under these guidelines, the Company, on a consolidated basis, and each of its affiliate banks individually, have capital ratios that substantially exceed the regulatory minimums.


                                     -G 9-

--------------------------------------------------------------------------------
    Management's Discussion and Analysis of Financial Condition
    and Results of Operations  (continued)
--------------------------------------------------------------------------------

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires federal regulatory agencies to define capital tiers. These tiers are: well-capitalized, adequately capitalized, under-capitalized, significantly under-capitalized, and critically under-capitalized. Under these regulations, a well-capitalized entity must achieve a Tier 1 Risk-based capital ratio of at least 6.0%, a total capital ratio of at least 10.0%, a leverage ratio of at least 5.0%, and not be under a capital directive order. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on financial statements. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. At December 31, 1997 the Company and all affiliate banks were categorized as well capitalized.

At December 31, 1997 management is not aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material effect on the Company's consolidated liquidity, capital resources or operations.

The following table presents the Company's consolidated capital ratios under regulatory guidelines:

RISK BASED CAPITAL STRUCTURE (Table 4, dollars in thousands)
                                                                                               1997             1996
                                                                                               ----             ----
Tier 1 Capital:
Shareholders' Equity as presented on Balance Sheet                                           $53,332          $48,793
Subtract: Unrealized Appreciation on Securities Available-for-Sale                             (756)            (495)
Less: Intangible Assets and Ineligible Deferred Tax Assets                                   (1,702)          (1,924)
                                                                                             ------           ------
Total Tier 1 Capital                                                                          50,874           46,374

Tier 2 Capital:
    Qualifying Allowance for Loan Loss                                                         4,219            4,028
                                                                                               -----            -----
Total Capital                                                                                $55,093          $50,402
                                                                                             =======          =======

Risk Weighted Assets                                                                        $333,796         $319,769
                                                                                            ========         ========


                                                                                                        To Be Well
                                                                                                     Capitalized Under
                                                                              For Capital            Prompt Corrective
                                                      Actual              Adequacy Purposes          Action Provisions
                                                      ------              -----------------          -----------------
                                               Amount         Ratio        Amount     Ratio         Amount       Ratio
                                               ------         -----        ------     -----         ------       -----
As of December 31, 1997:
   Total Capital
     (to Risk Weighted Assets)                $55,093        16.51%       >$26,704     >8.0%       >$33,380     >10.0%
                                                                          -            -           -            -
   Tier 1 Capital
     (to Risk Weighted Assets)                $50,874        15.24%       >$13,352     >4.0%       >$20,028     > 6.0%
                                                                          -            -           -            -
   Tier 1 Capital
     (to Average Assets)                      $50,874        10.48%       >$19,416     >4.0%       >$24,270     > 5.0%
                                                                          -            -           -            -
As of December 31, 1996:
   Total Capital
     (to Risk Weighted Assets)                $50,402        15.76%       >$25,582     >8.0%       >$31,977     >10.0%
                                                                          -            -           -            -
   Tier 1 Capital
     (to Risk Weighted Assets)                $46,374        14.50%       >$12,791     >4.0%       >$19,186     > 6.0%
                                                                          -            -           -            -
   Tier 1 Capital
     (to Average Assets)                      $46,374         9.96%       >$18,632     >4.0%       >$23,290     > 5.0%
                                                                          -            -           -            -

                                     -G 10-

--------------------------------------------------------------------------------
         Management's Discussion and Analysis of Financial Condition
         and Results of Operations  (continued)
--------------------------------------------------------------------------------


                                SOURCES OF FUNDS
--------------------------------------------------------------------------------

The Company's primary funding source is its base of core customer deposits, such as non-interest bearing demand, regular savings and money market accounts, and certificates of deposit of less than $100,000. Other shorter term sources of funds are certificates of deposit of $100,000 or more, overnight borrowings from other financial institutions, securities sold under agreements to repurchase, short-term notes payable issued on an unsecured basis, and short-term borrowings consisting of interest-bearing demand notes issued to the U.S. Treasury.

The membership of the Company's affiliate banks in the Federal Home Loan Bank System (FHLB) provides an additional source for both long and short-term borrowings. The following pages contain a discussion of changes in these areas. Table 5 below presents changes between years in the average balances of all funding sources.


FUNDING SOURCES - AVERAGE BALANCES (Table 5, dollars in thousands)

                                                                                                    % Change From
                                                                                                      Prior Year


                                                      1997            1996           1995         1997         1996
                                                      ----            ----           ----         ----         ----
Demand                                               $47,335        $45,242        $40,200         4.6%        12.5%
Savings and Interest-bearing Checking                 87,264         93,731        95,662         (6.9)        (2.0)
Money Market Accounts                                 39,597         32,862         24,941        20.5         31.8
Other Time Deposits                                  219,321        197,794        184,517         8.1          9.9
                                                     -------        -------        -------

   Total Core Deposits                               393,517        369,629        345,320         5.0          8.5
Certificates of Deposits of $100,000 or more          31,723         34,935         38,262        (9.2)        (8.7)
Federal Funds Purchased and Securities
   Sold under Agreement to Repurchase and
   Other Short-term Borrowings                         6,624          8,635         12,059       (23.3)       (28.4)
Long-term Debt                                           115          1,851          2,137       (93.8)       (13.4)
                                                         ---          -----          -----
   Total Funding Sources                            $431,979       $415,050       $397,778         4.1          4.3
                                                    ========       ========       ========


CORE DEPOSITS
The Company's has demonstrated the ability to attract and retain core deposits, achieving 5.0% growth in 1997 and 8.5% in 1996 over prior year average balances. The Company continues to experience a shift in the composition of its deposits from savings and interest-bearing checking toward money market deposits and term certificates of deposit. This movement is largely attributable to customer reaction to the higher level of interest rates paid on these products relative to that paid on the savings and interest-bearing checking products. Total savings, interest-bearing checking and money market deposits constituted 32% of average core deposits in 1997, a decline from 34% in 1996.

Other time deposits, consisting primarily of certificates of deposits in denominations of less than $100,000 increased by 8.1% in 1997 and comprised 56% of average core deposits. This compares to a 1996 increase of 9.9%, when other time deposits were 54% of average core deposits. Non-interest bearing demand deposits increased 4.6% in 1997 and 12.5% in 1996.

Changes in the deposit mix continue to be influenced by customers' tendency to avoid commitment to longer term instruments during periods of low or declining interest rates, and their attempts to lock in rates on these instruments during periods of perceived higher rates. Changes in the mix are also subject to the increased availability of alternative investment products, seasonal and other non-economic factors.

                                     -G 11-

--------------------------------------------------------------------------------
    Management's Discussion and Analysis of Financial Condition
    and Results of Operations  (continued)
--------------------------------------------------------------------------------

OTHER FUNDING SOURCES
Certificates of deposit in denominations of $100,000 or more are the Company's most significant source of other funding. These large denomination certificates declined in both 1997 and 1996, by 9.2% and 8.7%, respectively. These certificates comprised only 7.3% of the Company's total funding sources in 1997, down from 8.4% in 1996, and 9.6% in 1995.

The Company utilizes other short-term funding sources from time to time. These sources consist of federal funds purchased from other financial institutions on an overnight basis, secured repurchase agreements which generally mature within 30 days, short-term notes payable extended on an unsecured basis, and borrowings under U.S. Treasury demand notes. Long-term debt was in the form of FHLB advances, which are secured by a blanket pledge of certain investment securities and residential mortgage loans. These borrowings represent an important source of temporary short-term liquidity for the Company. Short-term funding sources and large denomination certificates are considered to be more subject to periodic withdrawals than are core deposits, and therefore, are generally not used as a permanent funding source for loans.

                                  USES OF FUNDS
--------------------------------------------------------------------------------

LOANS
The Company grew total loans $17,004,000 or 5.4% in 1997, after experiencing $23,658,000 or 8.2% growth in 1996. The Company's loan portfolio is well diversified with 33% of the portfolio in commercial and industrial loans, 33% in 1-4 family residential mortgages, 18% in consumer loans, and 16% in agricultural and poultry loans at December 31, 1997. The Company has achieved significant growth in residential mortgage and consumer loans since 1995 while the percentage of the portfolio associated with agriculture and poultry loans continues to decline. The Company's commercial and agricultural lending is extended to various industries, including agribusiness, manufacturing, health care services, wholesale, and retail services.

The Company's policy is generally to extend credit to consumer and commercial borrowers in its primary geographic market area in Southwestern Indiana. Generally, extensions of credit outside this market area are concentrated in commercial real estate loans granted on a selective basis, generally within a 120 mile radius of the Company's primary market. Loans outside this market area are generally further limited to loans guaranteed by either the Small Business Administration (SBA) or the Farm Service Agency (FSA).

The overall loan portfolio is diversified among a variety of borrowers; however, a significant portion of the debtors' ability to honor their contracts is dependent upon the agricultural, poultry and wood furniture manufacturing industries. Although wood furniture manufacturers employ a significant number of people in the market area, there is no concentration of credit to companies engaged in that industry. No unguaranteed concentration of credit in excess of 10% of total assets exists within any single industry group.

The composition of the loan portfolio at December 31, 1997 and 1996 is presented in further detail in Note 3 to the consolidated financial statements and in Table 6 below:

LOAN PORTFOLIO (Table 6, dollars in thousands)

                                                           1997                    1996                  1995
                                                           ----                    ----                  ----

Commercial and Industrial                               $108,388                $112,748               $101,338
Residential Mortgage Loans                               107,943                  93,713                 85,543
Consumer Loans                                            61,297                  50,200                 41,944
Agricultural and Poultry                                  53,110                  57,073                 61,251
                                                          ------                  ------                 ------
    Total Loans                                          330,738                 313,734                290,076
                                                         -------                 -------                -------
    Less:
       Unearned Income                                       269                     452                    726
    Allowance for Loan Losses                              6,255                   6,528                  6,893
                                                           -----                   -----                  -----

       Loans, net                                       $324,214                $306,754               $282,457
                                                        ========                ========               ========

                                     -G 12-

--------------------------------------------------------------------------------
         Management's Discussion and Analysis of Financial Condition
         and Results of Operations  (continued)
--------------------------------------------------------------------------------

INVESTMENTS
The investment portfolio is a principal source for funding the Company's loan growth and other liquidity needs. The Company's securities portfolio consists of money market securities, obligations of the U.S. treasury and various federal agencies, municipal obligations of state and political subdivisions, corporate investments, and asset-/mortgage-backed securities issued by U.S. government agencies and other intermediaries. Money market securities include federal funds sold, interest-bearing balances with banks, and other short-term investments.

The composition of the Company's investment portfolio continues to shift from asset-/mortgage-backed investments to agency securities. This expected shift in the portfolio has primarily resulted from accelerated prepayments on these securities due to greater incidences of refinancing. The funds generated from these prepayments were primarily reinvested in callable agency securities at yields generally equal to or greater than those carried in the asset-/mortgage-backed segment of the portfolio.

The portion of the investment portfolio designated as available-for-sale provides an additional funding source for the Company's liquidity needs and for asset/liability management requirements. During 1995, the Financial Accounting Standards Board authorized a one-time window of opportunity for the transfer of securities previously classified as held-to-maturity to available-for-sale. Company management utilized this opportunity to transfer a significant portion of its securities portfolio to the available-for-sale classification. Although management may sell these securities if the need arises, their designation as available-for-sale should not be interpreted as an indication that management anticipates such sales. The carrying value of available-for-sale securities is equivalent to their market value. All other securities are carried at amortized cost due to management's intent and ability to hold these securities to maturity. Table 7 below, and Note 2 to the consolidated financial statements, contain additional information on the year-end investment portfolio balances.

INVESTMENT PORTFOLIO, Amortized Cost  (Table 7, dollars in thousands)


                                                                                December 31,
                                                       1997            %                    1996            %
                                                       ----            -                    ----            -

Federal Funds Sold and Short-term Investments          $12,000         8.9%               $22,176         15.5%
U.S. Treasury and Agency Securities                     59,295        44.0                 49,700         34.7
Obligations of State and Political Subdivisions         40,552        30.1                 37,813         26.4
Asset-/Mortgage-backed Securities                       16,363        12.2                 24,782         17.3
Corporate Securities                                     4,639         3.5                  7,268          5.1
Other Securities                                         1,764         1.3                  1,396          1.0
                                                         -----         ---                  -----          ---

    Total Securities Portfolio                        $134,613       100.0%              $143,135        100.0%
                                                      ========       =====               ========        =====

                                 RISK MANAGEMENT
--------------------------------------------------------------------------------

The Company is exposed to various types of business risk on an on-going basis. These risks include credit risk, liquidity risk and interest rate risk. Various procedures are employed at the Company's affiliate banks to monitor and mitigate risk in their loan and investment portfolios, as well as risks associated with changes in interest rates. The following is a discussion of the Company's philosophies and procedures to address these risks.

LENDING AND LOAN ADMINISTRATION
Primary responsibility and accountability for day-to-day lending activities rests with the Company's affiliate banks. Loan personnel at each bank have the authority to extend credit under guidelines approved by the bank's board of directors. Executive and board loan committees which are active at each bank serve as vehicles for communication and for the pooling of knowledge, judgment and experience of its members. These committees provide valuable input to lending personnel and act as an approval body. They also monitor the overall quality of the banks' loan portfolios.

                                     -G 13-

--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition
and Results of Operations  (continued)
--------------------------------------------------------------------------------

The Corporate Loan Committee, comprised of members of the Company's and affiliate banks' executive officers and board of directors, ensure a consistent application of the Company's lending policies. The Company also maintains a comprehensive loan review program for its affiliate banks. The purpose of the program is to evaluate loan administration, credit quality, loan documentation and the adequacy of the allowance for loan losses. This program includes regular reviews of problem loan reports, delinquencies and charge-offs.

The adequacy of the allowance for loan losses is also evaluated at the affiliate bank level on a quarterly basis. This evaluation is based on reviews of specific loans, changes in the type and volume of the loan portfolios given current and anticipated economic conditions, and historical loss experience. Specific reserve allocations occur when: (a) the customer's cash flow or net worth appears insufficient to repay the loan; (b) the loan has been criticized in a regulatory examination; (c) accrual of interest has been suspended; or, (d) other reasons where either the ultimate collectibility of the loan is in question, or the loan characteristics require special monitoring.

The allowance for loan losses decreased by $273,000 in 1997 and $365,000 in 1996, but remained strong at 1.89% of total loans as of December 31, 1997. As shown in Table 8 below, a significant dollar amount of the loan losses charged to the allowance in 1997 and 1996 were recovered in subsequent years. These significant recoveries, along with management's determination of allowance adequacy, influenced the level of provision for loan losses in these years. For additional information, see the discussion entitled PROVISION FOR LOAN LOSSES elsewhere in this report.

ALLOWANCE FOR LOAN LOSSES (Table 8, dollars in thousands)

                                                                   1997                   1996                1995
                                                                   ----                   ----                ----

Balance as of January 1                                          $6,528                 $6,893              $6,602
Provision for Loan Losses                                          (408)                   210                  49
Recoveries of Prior Loan Losses                                     734                    299                 637
Loan Losses Charged to the Allowance                               (599)                  (874)               (395)
                                                                   ----                   ----                ----
Balance as of December 31                                        $6,255                 $6,528              $6,893
                                                                 ======                 ======              ======

Underperforming assets consist of: (a) non-accrual loans; (b) loans which have been re-negotiated to provide for a reduction or deferral of interest or principal because of deterioration in the financial condition of the borrower;
(c) loans past due ninety (90) days or more as to principal  or  interest;  and,
(d) other real estate owned. Loans are placed on non-accrual status when scheduled principal or interest payments are past due for 90 days or more, unless the loan is well secured and in the process of collection. Loans are charged-off when they are deemed uncollectible.

Underperforming loans were 0.99% of total loans at December 31, 1997. Table 9 below presents an analysis of the Company's underperforming assets at year-end 1997, 1996 and 1995.

UNDERPERFORMING ASSETS (Table 9, dollars in thousands).

                                                                                     December 31,

                                                                   1997                   1996                 1995
                                                                   ----                   ----                 ----

Non-accrual Loans                                                  $562                 $1,370               $1,093
Past Due Loans (90 days or more)                                  2,710                  1,102                2,689
Renegotiated Loans                                                  ---                    ---                  122
                                                                    ---                    ---                  ---
    Total Underperforming Loans                                   3,272                  2,472                3,904
                                                                  -----                  -----                -----
Other Real Estate Owned                                             146                    203                  286
                                                                    ---                    ---                  ---
    Total Underperforming Assets                                 $3,418                 $2,675               $4,190
                                                                 ======                 ======               ======

Allowance for Loan Losses to
    Underperforming Loans                                       191.17%                264.08%               176.56%
Underperforming Loans to Total Loans                              0.99%                  0.79%                 1.35%
Allowance for Loan Losses to Total Loans               .          1.89%                  2.08%                 2.38%

                                     -G 14-

--------------------------------------------------------------------------------
        Management's Discussion and Analysis of Supplemental Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

INVESTMENTS AND LIQUIDITY
Liquidity needs in a banking organization arise from new loan demand, funding of existing loan commitments, and deposit withdrawals. One important objective in managing the securities portfolio is to ensure the Company has adequate liquidity for these needs. The purpose of liquidity management is to match sources of funds with anticipated customer borrowings and withdrawals and other obligations to ensure a dependable funding base. As noted in the INVESTMENTS discussion contained elsewhere in this report, management significantly increased the available-for-sale portfolio in 1995, greatly enhancing the Company's ability to quickly react to changes in liquidity needs. Failure to properly manage liquidity requirements can result in the need to satisfy customer withdrawals and other obligations on less than desirable terms.

INTEREST RATE RISK MANAGEMENT
Interest rate risk is the exposure of the Company's financial condition to adverse changes in market interest rates. In an effort to estimate the impact of sustained interest rate movements to the Company's earnings, the Company measures interest rate risk through computer-assisted simulation modeling of its net interest income and interest rate sensitivity gap. Interest rate sensitivity gap is defined as the difference between the principal amounts of interest sensitive assets and liabilities that will mature or reprice within given periods.

A net interest income and interest rate sensitivity gap analysis is generated for each affiliate bank on a quarterly basis. The Company's simulation modeling monitors the potential impact to net interest income under four interest rate scenarios -- flat, rising, declining and most likely. The Company's policy is to actively manage its asset/liability position within a one-year interval and to limit the risk in any of the four interest rate scenarios to a reasonable level of taxable-equivalent net interest income in that interval. Funds Management Committees at the holding company and each affiliate bank monitor compliance within the established guidelines of the Funds Management Policy.

ANALYSIS OF INTEREST RATE SENSITIVITY at December 31, 1997 (Table 10, dollars in thousands)

                                              1-3          3-6           6-12          1-5        Beyond
                                             Months       Months        Months        Years      5 Years         Total
                                             ------       ------        ------        -----       ------         -----
EARNING ASSETS
    Federal Funds Sold and
       Other Short-term Investments       $ 12,000      $   ---       $   ---       $    ---      $   ---      $ 12,000
    Investment Securities:
       Adjustable Rate                       5,835          806           446            ---          ---         7,087
       Fixed Rate                           30,251       11,765        14,026         28,599       32,134       116,775
    Loans (Net of Unearned):
       Adjustable Rate                      78,233       21,662        52,616         53,644          772       206,927
Fixed Rate                                  17,020       12,503        15,712         50,164       28,143       123,542
                                            ------       ------        ------         ------       ------       -------
          TOTAL EARNING ASSETS            $143,339      $46,736       $82,800       $132,407      $61,049      $466,331
                                          ========      =======       =======       ========      =======      ========

INTEREST BEARING LIABILITIES
    Savings, NOW and
       Money Market Deposits              $ 52,838     $    ---      $    ---       $    ---      $72,366      $125,204
Time Deposits:
       Less than $100,000                   58,086       42,341        49,249         78,991          182       228,849
       $100,000 or more                      9,641        8,950         2,942          4,128          ---        25,661
Short-term Borrowings                        4,933          ---           ---            ---          ---         4,933
                                             -----          ---           ---            ---          ---         -----
  TOTAL INTEREST BEARING
           LIABILITIES                    $125,498      $51,291       $52,191        $83,119      $72,548      $384,647
                                          ========      =======       =======        =======      =======      ========

Periodic GAP                              $ 17,841    $ (4,555)      $ 30,609       $ 49,288   $ (11,499)      $ 81,684
                                          ========    =========      ========       ========   ==========      ========
Cumulative GAP                            $ 17,841     $ 13,286      $ 43,895       $ 93,183   $   81,684
                                          ========     ========      ========       ========   ==========
Cumulative Ratio (1)                          114%         108%          119%           130%         121%
                                              ====         ====          ====           ====         ====

(1) Rate-sensitive Assets / Rate-sensitive Liabilities

                                     -G 15-

--------------------------------------------------------------------------------
    Management's Discussion and Analysis of Financial Condition
    and Results of Operations  (continued)
--------------------------------------------------------------------------------

Table 10 on the previous page reflects the Company's interest rate sensitivity position (interest rate sensitive assets minus interest rate sensitive liabilities) individually and cumulatively, over various time horizons and based on current interest rates. As shown in the table, the Company had a cumulative positive gap of $44,844,000 in the one-year horizon at December 31, 1997. In financial institutions with positive gaps, net interest income tends to increase in rising interest rate environments, and decrease in declining interest rate environments. The Company believes its asset/liability management program allows adequate time to react to changes in interest rate trends and provides adequate protection to variability in the Company's net interest income during 1998.

As of December 31, 1997 the Company had no derivatives, trading portfolio or unusual financial instruments which expose the Company to undue interest rate risk. For additional information regarding qualitative and quantitative market risk disclosures, see the Company's Annual Report on Form 10-K for the year ended December 31, 1997 which is available without charge, upon request.


                                    YEAR 2000
--------------------------------------------------------------------------------

All banks and financial institutions are faced with addressing a potentially materially adverse event should their computer and operating systems fail to accurately process business in the Year 2000. The Company, like any financial institution, would suffer an interruption in its ability to transact business should its systems fail due to Year 2000 programming inaccuracy.

A formal review is being conducted of the Company's computer systems and systems providers to determine the extent to which those systems and systems providers must implement changes to avoid or minimize service issues associated with the Year 2000. The Company has identified certain issues that require attention prior to the Year 2000 in order that its operations will not be materially adversely affected. The expenses associated with the resolution of these issues are not expected to be material.

The Company contracts with Fiserv, a publicly listed company headquartered in Milwaukee, Wisconsin, for all of its loan and deposit account processing activity. Fiserv's applications have been identified as mission critical for the Company with regard to the Year 2000 issue. Fiserv, which is a national service provider for over 3,300 financial institutions, has confirmed to the Company that the renovation and testing of all core systems will be largely completely by December 25, 1998. While the Company can obviously give no assurance as to Fiserv's performance in the completion of this matter, the Company is unaware of any issues that would cause Fiserv to be unable to renovate mission critical systems satisfactorily.

The Year 2000 issue could also affect the ability of the Company's customers to conduct operations in a timely and effective manner, and as such, could adversely impact the quality of the Company's loan portfolio, its deposits, or other sources of revenue and funding from customers. Although the Company has not generally requested information from its customers regarding their potential exposure to the Year 2000 issue or their plans to minimize any such exposure, the Company is not aware of any specific customer which does not expect to have this issue resolved prior to the Year 2000.


                                     -G 16-

--------------------------------------------------------------------------------
        Consolidated Balance Sheets
       (dollars in thousands, except per share data)
--------------------------------------------------------------------------------


                                                                                        December 31,
                                                                                   1997             1996
                                                                                   ----             ----
ASSETS
Cash and Due from Banks                                                        $   14,250        $  17,134
Federal Funds Sold                                                                 11,800           20,600
                                                                                   ------           ------
    Cash and Cash Equivalents                                                      26,050           37,734
                                                                                   ------           ------

Interest-bearing Balances with Banks                                                  200              597
Other Short-term Investments                                                          ---              979
Securities Available-for-Sale, at Market                                           99,639           98,557
Securities Held-to-Maturity, at Cost                                               24,223           23,213

Loans                                                                             330,738          313,734
Less:   Unearned Income                                                              (269)            (452)
        Allowance for Loan Losses                                                  (6,255)          (6,528)
                                                                                   ------            ------
Loans, Net                                                                        324,214          306,754

Premises, Furniture and Equipment, Net                                             12,406           11,585
Other Real Estate                                                                     146              203
Intangible Assets                                                                   1,572            1,774
Accrued Interest Receivable and Other Assets                                       10,381            8,047
                                                                                   ------            -----

        TOTAL ASSETS                                                           $  498,831       $  489,443
                                                                                ============    ==========

LIABILITIES
Noninterest-bearing Deposits                                                   $    54,234      $    52,674
Interest-bearing Deposits                                                          379,714          370,232
                                                                                   -------          -------
    Total Deposits                                                                 433,948          422,906

Short-term Borrowings                                                                4,933           12,527
Long-term Debt                                                                         ---            1,000
Accrued Interest Payable and Other Liabilities                                       6,618            4,217
                                                                                     -----            -----

        TOTAL LIABILITIES                                                          445,499          440,650
                                                                                   -------          -------

SHAREHOLDERS' EQUITY
Common Stock,  $10 par value,  $1 stated value;  20,000,000
    shares authorized, 5,350,161 and 2,539,059 issued
    and outstanding in 1997 and 1996, respectively                                   5,350           2,539
Preferred Stock, $10 par value; 500,000 shares
    authorized, no shares issued                                                      ---             ---
Additional Paid-in Capital                                                          35,018          26,501
Retained Earnings                                                                   12,208          19,258
Unrealized Appreciation on Securities
    Available-for-Sale, Net                                                            756             495
                                                                                       ---             ---

        TOTAL SHAREHOLDERS' EQUITY                                                  53,332          48,793
                                                                                    ------          ------

        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $   498,831       $ 489,443
                                                                                ==========       =========



          See accompanying notes to consolidated financial statements.

                                     -G 17-

--------------------------------------------------------------------------------
       Consolidated Statements of Income
       (dollars in thousands, except per share data)
--------------------------------------------------------------------------------


                                                                                   Years ended December 31,

                                                                              1997              1996           1995
                                                                              ----              ----           ----
INTEREST INCOME
Interest and Fees on Loans                                                   $29,350            $27,846      $26,197
Interest on Federal Funds Sold                                                   550                611          783
Interest on Short-term Investments                                                58                167          734
Interest and Dividends on Securities
    Taxable                                                                    5,320              4,788        4,400
    Non-taxable                                                                2,190              1,949        1,702
                                                                               -----              -----        -----
       TOTAL INTEREST INCOME                                                  37,468             35,361       33,816
                                                                              ------             ------       ------

INTEREST EXPENSE
Interest on Deposits                                                          17,221             16,179       15,150
Interest on Short-term Borrowings                                                291                404          671
Interest on Long-term Debt                                                         9                100          127
                                                                                   -                ---          ---
    TOTAL INTEREST EXPENSE                                                    17,521             16,683       15,948
                                                                              ------             ------       ------
NET INTEREST INCOME                                                           19,947             18,678       17,868
Provision for Loan Losses                                                      (408)                210           49
                                                                               -----                ---           --
NET INTEREST INCOME AFTER PROVISION FOR
    LOAN LOSSES                                                               20,355             18,468       17,819
                                                                              ------             ------       ------

NONINTEREST INCOME
Income from Fiduciary Activities                                                 307                210          207
Service Charges on Deposit Accounts                                            1,145                976          766
Investment Services Income                                                       456                403          207
Other Service Charges, Commissions, and Fees                                     560                510          529
Gains on Sales of Loans and Other Real Estate                                     19                 55           36
Securities Gains, net                                                            ---                 73           19
                                                                                 ---                 --           --
    TOTAL NONINTEREST INCOME                                                   2,487              2,227        1,764
                                                                               -----              -----        -----

NONINTEREST EXPENSE
Salaries and Employee Benefits                                                 7,391              7,165        6,604
Occupancy Expense                                                              1,104              1,048        1,041
Furniture and Equipment Expense                                                  938              1,018          955
FDIC Premiums                                                                     52                229          471
Data Processing Fees                                                             503                427          402
Professional Fees                                                                843                805          247
Advertising and Promotion                                                        536                451          419
Other Operating Expenses                                                       2,301              2,145        2,279
                                                                               -----              -----        -----
    TOTAL NONINTEREST EXPENSE                                                 13,668             13,288       12,418
                                                                              ------             ------       ------

Income before Income Taxes                                                     9,174              7,407        7,165
Income Tax Expense                                                             3,035              2,513        2,323
                                                                               -----              -----        -----

NET INCOME                                                                   $ 6,139            $ 4,894      $ 4,842
                                                                             =======            =======      =======

EARNINGS PER SHARE
    AND DILUTED EARNINGS PER SHARE                                          $   1.15          $    0.92      $  0.91
                                                                            ========          =========      =======


          See accompanying notes to consolidated financial statements.

                                     -G 18-

--------------------------------------------------------------------------------
       Consolidated Statements of Cash Flows
       (dollars in thousands)
--------------------------------------------------------------------------------

                                                                                       Years Ended December 31,

                                                                                 1997           1996            1995
                                                                                 ----           ----            ----

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                                                      $6,139         $4,894         $4,842
                                                                                ------         ------         ------
Adjustments to Reconcile Net Income to Net Cash from Operating Activities:

    Net Accretion / (Amortization) on Investments                                   30           (13)          (630)
Depreciation and Amortization                                                    1,162         1,166          1,145
Provision for Loan Losses                                                         (408)          210             49
Gain on Sale of Securities, net                                                    ---           (73)           (19)
    Gain on Sales of Loans and Other Real Estate                                   (19)          (55)           (36)
    Change in Assets and Liabilities:
       Deferred Taxes                                                              (32)          254             44
       Deferred Loan Fees                                                          (48)          (11)            34
       Interest Receivable and Other Assets                                     (2,302)           30         (1,674)
Interest Payable and Other Liabilities                                           2,401           358            673
       Unearned Income                                                            (183)         (274)          (303)
                                                                                  ----          ----           ----
          Total Adjustments                                                        601         1,592           (717)
                                                                                   ---         -----           ----
       Net Cash from Operating Activities                                        6,740         6,486          4,125
                                                                               -----         -----          -----
CASH FLOWS FROM INVESTING ACTIVITIES
    Change in Interest-bearing Balances with Banks                                 397           400            295
    Proceeds from Maturities of Other Short-term Investments                       996         7,030         52,133
Purchase of Other Short-term Investments                                           ---        (1,966)       (43,967)
Proceeds from Maturities of Securities Available-for-Sale                       50,837        39,156          9,512
Proceeds from Sales of Securities Available-for-Sale                               ---         1,080          2,515
    Purchase of Securities Available-for-Sale                                  (51,714)      (46,471)       (29,764)
    Proceeds from Maturities of Securities Held-to-Maturity                      3,133         4,092         11,312
    Purchase of Securities Held-to-Maturity                                     (4,134)       (5,268)        (4,243)
    Purchase of Loans                                                           (1,152)       (1,576)        (3,691)
    Proceeds from Sales of Loans                                                 1,872         1,870            500
    Loans Made to Customers, net of Payments Received                          (17,583)      (24,530)        (8,206)
    Proceeds from Sales of Other Real Estate                                       118           152            389
    Property and Equipment Expenditures                                         (1,781)       (1,236)        (1,407)
                                                                                 -----        ------          ------
          Net Cash from Investing Activities                                   (19,011)      (27,267)       (14,622)
                                                                               -------       -------         -------
CASH FLOWS FROM FINANCING ACTIVITIES
    Change in Deposits                                                          11,042        27,353         26,373
    Net Change in Short-term Borrowings                                         (7,594)          123         (6,974)
    Advances in Long-term Debt                                                     ---         2,000          1,500
    Repayments of Long-term Debt                                                (1,000)       (2,000)        (1,500)
    Issuance / (Repurchase) of Common Stock                                        252           145           (110)
    Dividends Paid                                                              (2,083)       (1,684)        (1,554)
    Exercise of Stock Options                                                        3             7             22
    Purchase of Interests in Fractional Shares                                     (33)          (30)           (25)
                                                                                   ---           ---            ---
          Net Cash from Financing Activities                                       587        25,914         17,732
                                                                                   ---        -------        ------
Net Change in Cash and Cash Equivalents                                        (11,684)        5,133          7,235
    Cash and Cash Equivalents at Beginning of Year                              37,734        32,601         25,366
                                                                                ------        ------         ------
Cash and Cash Equivalents at End of Year                                       $26,050       $37,734       $ 32,601
                                                                               =======       =======       ========
Cash Paid During the Year for:
    Interest                                                                $   17,428     $  16,612       $ 15,564
    Income Taxes                                                                 2,821         2,332          2,431


          See accompanying notes to consolidated financial statements.

                                     -G 19-

--------------------------------------------------------------------------------
        Consolidated Statements of Changes in Shareholders' Equity
        Years ended December 31, 1997, 1996 and 1995
        (dollars in thousands, except per share data)
--------------------------------------------------------------------------------


                                                                                        Unrealized
                                                     Common                           Appreciation /
                                                     Stock/                           (Depreciation)
                                                   Additional                          on Securities        Total
                                                     Paid-in         Retained           Available-      Shareholders'
                                                     Capital         Earnings            for-Sale          Equity
                                                     -------         --------            --------          ------
Balances, January 1, 1995
   (as previously reported for
   German American Bancorp)                        $ 20,942         $ 12,641           $  (658)          $ 32,925
Retroactive restatement for Pooling of
Interests (Peoples - 615,285 shares issued)           1,704            6,504              (354)             7,854

Balances, January 1, 1995 as restated                22,646           19,145            (1,012)            40,779
Net Income for 1995                                                    4,842                                4,842
Unrealized Appreciation on Securities
   Transferred to Available-for-Sale                                                       523                523
Net Change in Unrealized Appreciation /
   (Depreciation) on Securities                                                          1,311              1,311
Cash Dividends ($.29 per Common Share,
   as restated for pooling of interests)                              (1,554)                              (1,554)
Purchase and Retirement of 3,600 Shares of
   Common Stock                                         (43)            (67)                                (110)
Purchase and Retirement of 3,331 Shares
   pursuant to Exercise of Stock Options                (40)            (64)                                (104)
Issuance of 5,800 Shares upon Exercise
   of Stock Options                                     126                                                   126
5% Stock Dividend  (86,177 Shares)                    2,714           (2,714)                                 ---
Purchase of Interest in Fractional Shares                                (25)                                 (25)
Balances, December 31, 1995                          25,403           19,563               822             45,788
Net Income for 1996                                                    4,894                                4,894
Net Change in Unrealized Appreciation /
   (Depreciation) on Securities                                                           (327)              (327)
Cash Dividends ($.32 per Common Share,
   as restated for pooling of interests)                              (1,684)                              (1,684)
Issuance of 3,899 Shares of Common Stock
   pursuant to Dividend Reinvestment Plan              145                                                    145
Purchase and Retirement of 6,400 Shares
   pursuant to Exercise of Stock Options               (85)            (123)                                 (208)
Issuance of 10,394 Shares upon Exercise of
   Stock Options                                       215                                                    215
5% Stock Dividend (90,841 Shares)                     3,362           (3,362)                                 ---
Purchase of Interest in Fractional Shares                                (30)                                 (30)
Balances, December 31, 1996                          29,040           19,258               495             48,793
Net Income for 1996                                                    6,139                                6,139
Net Change in Unrealized Appreciation /
   (Depreciation) on Securities                                                            261                261
Cash Dividends ($.39 per Common Share,
   as restated for pooling of interests)                              (2,083)                              (2,083)
Issuance of 6,629 shares of Common Stock
   pursuant to Dividend Reinvestment Plan               252                                252
Purchase and Retirement of 11,338 Shares
   pursuant to Exercise of Stock Options               (156)            (274)                                (430)
Issuance of 15,818 Shares upon exercise of
   Stock Options                                        433                                                   433
Two for One Stock Split (2,546,041 Shares)            2,546           (2,546)                                 ---
5% Stock Dividend (253,952 Shares)                    8,253           (8,253)                                 ---
Purchase of Interest in Fractional Shares                                (33)                                 (33)

Balances, December 31, 1997                        $ 40,368         $ 12,208          $    756           $ 53,332
                                                   =========        ========          =========          ========


          See accompanying notes to consolidated financial statements.

                                     -G 20-

--------------------------------------------------------------------------------
       Notes to the Consolidated Financial Statements
       December 31, 1997, 1996, and 1995
       (dollars in thousands)
--------------------------------------------------------------------------------


NOTE 1 - Summary of Significant Accounting Policies

Description of Business and Basis of Presentation
    German American Bancorp operates primarily in the banking industry, which accounts for over 90% of its revenues, operating income and identifiable assets. German American Bancorp generates commercial, installment and mortgage loans and receives deposits from customers through its locations in the Indiana counties of Dubois, Daviess, Martin, Pike, Perry and Spencer. The overall loan portfolio is diversified among a variety of individual borrowers; however, a significant portion of debtors' ability to honor their contracts is dependent on the agriculture, poultry and wood furniture manufacturing industries. Although wood furniture manufacturers employ a significant number of people in the Company's market area, the Company does not have a concentration of credit to companies engaged in that industry. The majority of the Company's loans are secured by specific items of collateral including business assets, consumer assets and real property. These financial statements include the accounts of German American Bancorp and its wholly-owned subsidiaries, The German American Bank; First State Bank, Southwest Indiana; German American Holdings Corporation, Inc. (parent of both Community Trust Bank and Peoples National Bank); and GAB Mortgage Corp. Significant intercompany balances and transactions have been eliminated in consolidation. Certain items in the 1996 and 1995 financial statements have been reclassified to correspond with the 1997 presentation.

Use of Estimates
    Management must make estimates and assumptions in preparing financial statements that affect the amounts reported therein and the disclosures provided. These estimates and assumptions may change in the future and accordingly, results could differ. Estimates that are susceptible to change in the near term include the allowance for loan losses, the determination and carrying value of impaired loans, and the fair value of financial instruments.

Short-term Investments
    Short-term Investments consist of interest-bearing balances with banks, which are generally limited to FDIC insured denominations, and Bankers Acceptances. These investments generally have terms to maturity of less than one year and are carried at cost, which approximates market value.

Securities
    Securities classified as available-for-sale are securities that the Company intends to hold for an indefinite period of time, but not necessarily until maturity. These include securities that management may use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, or similar reasons. Securities held as available-for-sale are reported at market value with unrealized gains or losses included as a separate component of equity, net of tax.

    Securities classified as held-to-maturity are securities that the Company has both the ability and positive intent to hold to maturity. Securities held-to-maturity are carried at amortized cost.

    Premium amortization is deducted from, and discount accretion is added to, interest income using the level yield method. The cost of securities sold is computed on the identified securities method.

Loans
    Interest is accrued over the term of the loans based on the principal balance outstanding. Loans are placed on a nonaccrual status when scheduled principal or interest payments are past due 90 days or more, unless the loan is well secured and in the process of collection.

    The carrying values of impaired loans (as explained below in "Allowance for Loan Losses") are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as increases or decreases to bad debt expense.

                                     -G 21-

--------------------------------------------------------------------------------
         Notes to the Consolidated Financial Statements  (continued)
         (dollars in thousands)
--------------------------------------------------------------------------------

NOTE 1 - Summary of Significant Accounting Policies (continued)

    The Company defers loan fees and certain direct loan origination costs. The amounts deferred are reported in the balance sheet as part of loans and are recognized into interest income over the term of the loan using the level yield method.

Allowance for Loan Losses
    The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance for loan losses required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

     Loan impairment is reported when full repayment under the terms of the loan is not expected. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include real estate loans secured by one-to-four family residences and loans to individuals for household, family and other personal expenditures. Commercial, agricultural, and poultry loans are evaluated individually for impairment. When analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of more than 30 days. Nonaccrual loans are generally also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.
Premises, Furniture, and Equipment

    Premises,  Furniture  and  Equipment  are  stated at cost  less  accumulated depreciation. Premises and related components are depreciated on the straight-line method with useful lives ranging from 10 to 40 years. Furniture and equipment are primarily depreciated using straight-line methods with useful lives ranging from 3 to 12 years. Maintenance and repairs are expensed and major improvements are capitalized. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Other Real Estate
    Other Real Estate is carried at the lower of cost or fair value, less estimated selling costs. Expenses incurred in carrying Other Real Estate are charged to operations as incurred.

Intangible Assets
    Intangible Assets are comprised of core deposit intangibles ($247 and $333 at December 31, 1997 and 1996, respectively) and goodwill ($1,325 and $1,441 at December 31, 1997 and 1996, respectively). Core deposit intangibles are amortized on an accelerated method over ten years and goodwill is amortized on a straight-line basis over fifteen years. Core Deposit Intangibles and Goodwill are assessed for impairment based on estimated undiscounted cash flows, and written down if necessary.

Stock Compensation
    Expense for employee compensation under stock option plans is reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value method of Financial Accounting Standard No. 123 was used for stock-based compensation.


                                     -G 22-

--------------------------------------------------------------------------------
       Notes to the Consolidated Financial Statements  (continued)
       (dollars in thousands)
--------------------------------------------------------------------------------

NOTE 1 - Summary of Significant Accounting Policies (continued)

Income Taxes
    Deferred tax liabilities and assets are determined at each balance sheet date. They are measured by applying enacted tax laws to future amounts that will result from differences in the financial statement and tax basis of assets and liabilities. Recognition of deferred tax assets is limited by the establishment of a valuation reserve unless management concludes that the assets will more likely than not result in future tax benefits to the Company. Income tax expense is the amount due on the current year tax returns plus or minus the change in deferred taxes.

Earnings Per Share
    Basic and diluted earnings per share are computed under a new accounting standard effective in the quarter ended December 31, 1997. All prior amounts have been restated to be comparable. Basic earnings per share is based on net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share shows the dilutive effect of additional common shares issuable under stock options.

Cash Flow Reporting
    The Company reports net cash flows for customer loan transactions, deposit transactions and deposits made with other financial institutions. Cash and cash equivalents are defined to include cash on hand, demand deposits in other institutions and Federal Funds Sold.

Fair Values of Financial Instruments
    Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 19. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments do not include the value of anticipated future business, or the values of assets and liabilities not considered financial instruments.


NOTE 2 - Securities

The amortized cost and estimated market values of Securities as of December 31, 1997 are as follows:


                                                                                      Gross            Gross       Estimated
Securities Available-for-Sale:                                      Amortized      Unrealized       Unrealized      Market
                                                                      Cost            Gains           Losses         Value
                                                                      ----            -----           ------         -----
U.S. Treasury Securities, and Obligations of
    U.S. Government Corporations and Agencies                        $57,795             $88           $(68)       $57,815
Obligations of State and Political Subdivisions                       20,398           1,224             (2)        21,620
Asset-/Mortgage-backed Securities                                     15,668              88            (95)        15,661
Corporate Securities                                                   4,528              23            (22)         4,529
Other Securities                                                           1              13             ---            14
                                                                           -              --             ---            --
    Total                                                            $98,390          $1,436          $(187)       $99,639
                                                                     =======          ======          =====        =======
Securities Held-to-Maturity:

U.S. Treasury Securities, and Obligations of
    U.S. Government Corporations and Agencies                         $1,500         $   ---            $(1)        $1,499
Obligations of State and Political Subdivisions                       20,154           1,043            (10)        21,187
Asset-/Mortgage-backed Securities                                        695              14             (7)           702
Corporate Securities                                                     111             ---             (8)           103
Other Securities                                                       1,763             ---             ---         1,763
                                                                       -----             ---             ---         -----
    Total                                                            $24,223          $1,057           $(26)       $25,254
                                                                     =======          ======           ====        =======

                                     -G 23-

--------------------------------------------------------------------------------
         Notes to the Consolidated Financial Statements  (continued)
         (dollars in thousands)
--------------------------------------------------------------------------------

NOTE 2 - Securities (continued)

The amortized cost and estimated market values of Securities as of December 31, 1996 are as follows:

                                                                                      Gross            Gross       Estimated
                                                                    Amortized      Unrealized       Unrealized      Market
                                                                      Cost            Gains           Losses         Value
                                                                      ----            -----           ------         -----
Securities Available-for-Sale:
U.S. Treasury Securities, and Obligations of
    U.S. Government Corporations and Agencies                        $47,181             $81          $(221)       $47,041
Obligations of State and Political Subdivisions                       19,560             947           (321)        20,186
Asset-/Mortgage-backed Securities                                     23,783             487           (192)        24,078
Corporate Securities                                                   7,221              42            (18)         7,245
Other Securities                                                           1               6             ---             7
                                                                           -               -             ---             -
    Total                                                            $97,746          $1,563          $(752)       $98,557
                                                                     =======          ======          =====        =======

Securities Held-to-Maturity:

U.S. Treasury Securities, and Obligations of
    U.S. Government Corporations and Agencies                         $2,519        $    ---           $(21)        $2,498
Obligations of State and Political Subdivision                        18,253             646            (18)        18,881
Asset-/Mortgage-backed Securities                                        999              12            (22)           989
Corporate Securities                                                      47             ---             ---            47
Other Securities                                                       1,395             ---             ---         1,395
                                                                       -----             ---             ---         -----
    Total                                                            $23,213            $658           $(61)       $23,810
                                                                     =======            ====           =====       =======


    The amortized cost and estimated market value of Securities at December 31, 1997 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay certain obligations with or without call or prepayment penalties. Asset-backed, Mortgaged-backed and certain other Securities are not due at a single maturity date and are shown separately.

                                                                                                 Estimated
                                                                           Amortized               Market
                                                                             Cost                   Value
                                                                             ----                   -----
Securities Available-for-Sale:
Due in one year or less                                                    $11,433                $11,426
Due after one year through five years                                       31,041                 31,261
Due after five years through ten years                                      29,002                 29,218
Due after ten years                                                         11,245                 12,059
Asset-/Mortgage-backed Securities                                           15,668                 15,661
Other Securities                                                                 1                     14
                                                                                 -                     --
    Totals                                                                 $98,390                $99,639
                                                                           =======                =======
Securities Held-to-Maturity:

Due in one year or less                                                     $2,476                $ 2,472
Due after one year through five years                                        3,789                  3,889
Due after five years through ten years                                       3,824                  4,079
Due after ten years                                                         11,676                 12,349
Asset-/Mortgage-backed Securities                                              695                    702
Other Securities                                                             1,763                  1,763
                                                                             -----                  -----
    Totals                                                                 $24,223                $25,254
                                                                           =======                =======


                                     -G 24-

--------------------------------------------------------------------------------
       Notes to the Consolidated Financial Statements  (continued)
       (dollars in thousands)
--------------------------------------------------------------------------------

NOTE 2 - Securities (continued)

                                                            1997                          1996                     1995
                                                            -----                         ----                     ----

                                                 Available-    Held-to-       Available-    Held-to-        Available-   Held-to-
                                                  for-Sale     Maturity         for-Sale    Maturity        for-Sale     Maturity
                                                  --------     --------         --------    --------        --------     --------
Sales of Securities are summarized below:
Proceeds from Sales                              $   ---     $   ---         $   1,080      $  ---        $   2,215      $  ---
Gross Gains on Sales                                 ---         ---                76         ---               22         ---
Gross Losses on Sales                                ---         ---                (3)        ---               (3)        ---

Income Taxes on Gross Gains                          ---         ---                30         ---                9         ---
Income Taxes on Gross Losses                         ---         ---                (1)        ---               (1)        ---


    The carrying value of securities pledged to secure repurchase agreements, public and trust deposits, and for other purposes as required by law was $10,767 and $17,004 as of December 31, 1997 and 1996, respectively.

    No investment securities of an individual issuer exceeded ten percent of German American Bancorp shareholders' equity at December 31, 1997. The total dollar amount of Cash and Due from Banks, Federal Funds Sold and Other Short-term Investments with National City Bank, Louisville, Kentucky was $9,364 at December 31, 1997.

    Investments in state and political subdivisions and corporate obligations are generally required by policy to be investment grade as established by national rating organizations. However, the purchase of non-rated Indiana municipal securities is permitted by policy when the inherent quality of the issue is clearly evident to management. These investments are actively traded and have a readily available market valuation. Market values of these investments are reviewed quarterly with market values being obtained from an independent rating service or broker.

    At December 31, 1997 and 1996, U.S. Government Agency structured notes, consisting primarily of step-up and single-index bonds, with respective amortized costs of $5,000 and $6,000 and fair values of $4,986 and $5,901 were included in securities available-for-sale.

    Collateralized mortgage obligations (CMO's) and real estate mortgage investment conduits (REMIC's), all of which are issued by U.S. Government Agencies and the majority of which are fixed rate, comprised over 80% of Mortgage-backed securities.

NOTE 3 - Loans

Loans, as presented on the balance sheet, are comprised of the following classifications at December 31,

                                                                                                1997          1996
                                                                                                ----          ----
Real Estate Loans Secured by 1- 4 Family Residential Properties                              $107,943        $93,713

Commercial and Industrial Loans                                                               106,843        110,894

Loans to Individuals for Household, Family and Other Personal Expenditures                     61,297         50,200
Loans to Finance Agricultural Production, Poultry and Other Loans to Farmers                   53,110         57,073

Economic Development Commission Bonds                                                             500            575
Lease Financing                                                                                 1,045          1,279
                                                                                                -----          -----

    Totals                                                                                   $330,738       $313,734
                                                                                             ========       ========

                                     -G 25-

--------------------------------------------------------------------------------
         Notes to the Consolidated Financial Statements  (continued)
         (dollars in thousands)
--------------------------------------------------------------------------------

NOTE 3 - Loans (Continued)


Information regarding impaired loans is as follows:
                                                                                       1997          1996
                                                                                       ----          ----
Year-end loans with no allowance for loan losses allocated                          $   507       $   386
Year-end loans with allowance for loan losses allocated                               2,272         3,452

Amount of allowance allocated                                                           358           452

Average balance of impaired loans during the year                                     2,910         4,129

Interest income recognized during impairment                                            217           322
Interest income recognized on cash basis                                                203           231

    Certain directors, executive officers, and principal shareholders of the Company, including their immediate families and companies in which they are principal owners, were loan customers of the Company during 1997. A summary of the activity of these loans is as follows:


  Balance                                Changes                       Deductions                            Balance
 January 1,                            in Persons                                                         December 31,
    1997             Additions          Included          Collected                  Charged-off              1997
    ----             ---------          --------          ---------    ----------    -----------              ----
$  12,074           $  8,279           $   ---          $  (8,084)                    $   ---              $  12,269


    Total loans serviced for the Federal Home Loan Mortgage Corporation were $3,808 at December 31, 1997 and $4,440 at December 31, 1996. These loans are not reflected on the consolidated balance sheet.

NOTE 4 - Allowance for Loan Losses

A summary of the activity in the Allowance for Loan Losses is as follows:

                                                                          1997               1996              1995
                                                                          ----               ----              ----
Balance as of January 1                                                 $6,528             $6,893             $6,602
Provision for Loan Losses                                                 (408)               210                 49
Recoveries of Prior Loan Losses                                            734                299                637
Loan Losses Charged to the Allowance                                      (599)              (874)              (395)
                                                                          ----               ----               ----
Balance as of December 31                                               $6,255             $6,528             $6,893
                                                                        ======             ======             ======

NOTE 5 - Premises, Furniture, and Equipment

Premises, furniture, and equipment as presented on the balance sheet is comprised of the following classifications at December 31,

                                                                                  1997              1996
                                                                                  ----              ----
Land                                                                            $2,238            $1,827
Buildings and Improvements                                                      12,572            12,032
Furniture and Equipment                                                          7,195             6,567
                                                                                 -----             -----
    Total Premises, Furniture and Equipment                                     22,005            20,426
    Less:  Accumulated Depreciation                                             (9,599)           (8,841)
                                                                                ------            ------
       Total                                                                   $12,406           $11,585
                                                                               =======           =======

Depreciation expense was $960, $950 and $914 for 1997, 1996 and 1995, respectively.

                                     -G 26-

--------------------------------------------------------------------------------
       Notes to the Consolidated Financial Statements  (continued)
       (dollars in thousands)
--------------------------------------------------------------------------------

NOTE 6 - Deposits

     The aggregate amount of interest-bearing deposits in denominations of $100 or more was $25,661 and $32,589 as of December 31, 1997 and 1996, respectively.

    At year-end 1997, interest-bearing deposits include $125,204 of demand and savings deposits and $254,510 of time deposits. Stated maturities of time deposits were as follows:

      1998                               $170,473
      1999                                 57,340
      2000                                 15,207
      2001                                  5,861
      2002                                  5,447
      Thereafter                              182
                                              ---
          Total                          $254,510
                                         ========


NOTE 7 - Short-term Borrowings

    The Company's funding sources include repurchase agreements and short-term borrowings, primarily federal funds purchased and Interest Bearing Demand Notes issued to the U.S. Treasury. Repurchase agreements are essentially borrowings from customers secured by a pledge of securities. The Company retains possession of and control over such securities. Information regarding repurchase agreements and short-term borrowings at December 31, 1997 and 1996 is as follows:


                                                                                         1997               1996
                                                                                         ----               ----
Balances at December 31:
    Repurchase Agreements                                                              $4,933             $8,400
    Federal Funds Purchased                                                               ---              2,000
    Demand Notes Issued to the U.S. Treasury                                              ---              2,127
                                                                                          ---              -----
       Total Short-term Borrowings                                                     $4,933            $12,527
                                                                                       ======            =======

NOTE 8 - Long-term Debt

Long-term debt outstanding consists of the following at December 31,

                                                     1997              1996
                                                     ----              ----
Federal Home Loan Bank advances;
   interest payable monthly
   at 5.20%; principal matured on
   January 13, 1997                           $       ---          $   1,000
                                               ===========          =========


NOTE 9 - Employee Benefit Plans

    The Company and all its banking affiliates provided a trusteed noncontributory profit sharing plan, which covered substantially all full-time employees. Peoples joined this plan in April 1997. Contributions are discretionary and are subject to determination by the Board of Directors. Contributions to this plan were $256, $200 and $184 for 1997, 1996 and 1995, respectively.

                                     -G 27-

--------------------------------------------------------------------------------
      Notes to the Consolidated Financial Statements  (continued)
      (dollars in thousands)
--------------------------------------------------------------------------------

NOTE 9 - Employee Benefit Plans (continued)

    The  Company  and  all  its  banking   affiliates  offered  401(k)  deferred
compensation plans under which the banks agree to match certain employee contributions. Contributions to this plan were $255, $223 and $216 for 1997, 1996 and 1995, respectively.

    Peoples has a noncontributory defined benefit pension plan covering substantially all employees with benefits based on years of service and compensation prior to retirement. Peoples is in the process of terminating the plan. The projected benefit obligation was frozen at April 30, 1997, and the plan will be settled in 1998. Peoples did not record a curtailment gain in 1997 due to immateriality, and the net gain upon settlement is also expected to be immaterial. Upon settlement, approximately 25% of the prepaid pension asset will be utilized for discretionary contributions to the Company's existing noncontributory profit sharing plan. Plan assets consist primarily of U.S. Treasury bonds, corporate bonds and other various marketable equity securities.

    The following sets forth the Peoples Plan's funded status at December 31, 1997:

    Plan assets at fair value                                           $1,022
    Projected benefit obligation for service rendered to date             (853)
    Unrecognized loss                                                      122
    Unrecognized transition asset                                         (133)
                                                                         -----
    Prepaid Pension Asset                                                $ 158
                                                                         =====


NOTE 10 - Stock Options

    The Company maintains a Stock Option Plan which reserves 168,214 shares of Common Stock (as adjusted for subsequent stock splits and subject to further customary antidilution adjustments) for the purpose of grants of options to officers and other employees of the Company. The date on which options are first exercisable is determined by the Stock Option Committee of the Company, but no stock option may be exercised after ten years from the date of grant. Options may be designated as "incentive stock options" under the Internal Revenue Code of 1986, or as nonqualified options. The exercise price of incentive stock options granted pursuant to the Plan must be no less than the fair market value of the Common Stock on the date of the grant.

    The Plan authorizes an optionee to pay the exercise price of options in cash or in common shares of the Company or in some combination of cash and common shares. An optionee may tender already-owned common shares to the Company in exercise of an option. In this instance, the Company is obligated to use its best efforts to issue to such optionee a replacement option for the number of shares tendered, as follows: (a) of the same type as the option exercised (either an incentive stock option or a non-qualified option); (b) with the same expiration date; and, (c) priced at the fair market value of the stock on that date. Replacement options may not be exercised until one year from the date of grant.

                                     -G 28-

--------------------------------------------------------------------------------
      Notes to the Consolidated Financial Statements  (continued)
      (dollars in thousands except per share data)
--------------------------------------------------------------------------------

NOTE 10 - Stock Options (Continued)

Changes in options outstanding were as follows, as adjusted to reflect stock splits and stock dividends:

                                                                          Number              Weighted-average
                                                                        of Options             Exercise Price
                                                                        ----------             --------------

Outstanding, beginning of 1995                                             56,450                $     9.76
Granted                                                                     7,711                     13.48
Exercised                                                                 (13,429)                     9.36
                                                                          -------
Outstanding, end of 1995                                                   50,732                     10.43
Granted                                                                    14,112                     14.66
Exercised                                                                 (22,917)                     9.36
                                                                          --------
Outstanding, end of 1996                                                   41,927                     12.43
Granted                                                                    23,810                     18.12
Exercised                                                                 (33,218)                    13.04
                                                                          -------
Outstanding, end of 1997                                                   32,519                     15.95
                                                                          =======

Options exercisable at year-end are as follows:
                                                                           Number                   Weighted-average
                                                                        of Options                  Exercise Price
                                                                        ----------                  --------------
1997                                                                        1,069                       15.59


    Financial Accounting Standard No. 123, which became effective for 1996, requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share had the Standard's fair value method been used to measure compensation cost for stock option plans. Compensation cost actually recognized for stock options was $0 for 1997, 1996 and 1995.

                                                                  1997            1996          1995
                                                                  ----            ----          ----

Pro forma net income                                            $6,098           $4,881        $4,834
Pro forma:
    Earnings per share                                           $1.14            $0.91         $0.91
    Diluted Earnings per share                                    1.14             0.91          0.90


    In future years, the pro forma effect of not applying this standard may increase as additional options are granted.

For options granted during 1997, 1996 and 1995, the weighted-average fair values at grant date are $1.73, $0.91 and $1.10, respectively. The fair value of options granted during 1997, 1996 and 1995 was estimated using the following weighted-average information: risk-free interest rate of 5.58%, 5.41% and 5.43%, expected life of one year, expected volatility of stock price of .18, .10 and
 .10, and expected dividends of 2.06%, 2.38% and 2.41% per year.

    At year-end 1997, options outstanding have a weighted average remaining life of 5.25 years, with exercise prices ranging from $9.36 to $15.95.

                                     -G 29-

--------------------------------------------------------------------------------
       Notes to the Consolidated Financial Statements  (continued)
       (dollars in thousands)
--------------------------------------------------------------------------------

NOTE 11 - Income Taxes

    The provision for income taxes consists of the following:

                                                                       1997                  1996                  1995
                                                                       ----                  ----                  ----
Currently Payable                                                    $3,114                 $2,306                $2,326
Deferred                                                                (32)                   254                    44
Net Operating Loss Carryforward                                         (47)                   (47)                  (47)
                                                                        ---                    ---                   ---
    Total                                                            $3,035                 $2,513                $2,323
                                                                     ======                 ======                ======

    Income tax expense is reconciled to the 34% statutory rate applied to pre-tax income as follows:

                                                                       1997                 1996                 1995
                                                                       ----                 ----                 ----
Statutory Rate Times Pre-tax Income                                  $3,119                $2,519               $2,436
Add/(Subtract) the Tax Effect of:
    Income from Tax-exempt Loans and Investments                       (681)                (645)                 (561)
    Non-deductible Merger Costs                                          73                  149                   ---
    State Income Tax, Net of Federal Tax Effect                         541                  459                   420

    Other Differences                                                   (17)                  31                    28
                                                                        ---                   --                    --
      Total Income Taxes                                             $3,035               $2,513                $2,323
                                                                     ======               ======                ======


The net deferred tax asset at December 31 consists of the following:

                                                                       1997                  1996
                                                                       ----                  ----
 Deferred Tax Assets:
    Allowance for Loan Losses                                        $1,378                $1,546
    Net Operating Loss Carryforwards                                    187                   234
    Other                                                               342                   174
                                                                        ---                   ---
      Total Deferred Tax Assets                                       1,907                 1,954
                                                                      -----                 -----
Deferred Tax Liabilities:
    Depreciation                                                       (230)                 (192)
    Leasing Activities, Net                                            (202)                 (282)
    Purchase Accounting Adjustments                                     (29)                  (45)
    Unrealized Appreciation on Securities                              (493)                 (315)
    Other                                                               (43)                  (64)
                                                                        ---                   ---
      Total Deferred Tax Liabilities                                   (997)                 (898)
                                                                       ----                  ----
Valuation Allowance                                                     (48)                  (48)
                                                                        ---                   ---
    Net Deferred Tax Asset                                             $862                $1,008
                                                                       ====                ======

    The Company's subsidiary, German American Holdings Corporation, Inc., has $550 of federal tax net operating loss carryforwards expiring in the following amounts:

         Year       Amount                            Year         Amount
         ----       ------                            ----         ------

         1999        $119                             2002          $105
         2000         135                             2007            58
         2001         129                             2008             4

                                     -G 30-

--------------------------------------------------------------------------------
       Notes to the Consolidated Financial Statements  (continued)
       (dollars in thousands, except per share data)
--------------------------------------------------------------------------------

NOTE 12 - Per Share Data

The Board of Directors declared and paid a 5% stock dividend in 1997, 1996 and 1995. In lieu of issuing fractional shares, the Company purchased from shareholders their fractional interest. Additionally, the Board declared and paid a two-for-one stock split in 1997. Earnings and dividend per share amounts have been retroactively computed as though these additionally issued shares had been outstanding for all periods presented. The computation of Earnings per Share and Diluted Earnings per Share are provided below:


                                                                       1997                  1996                  1995
                                                                       ----                  ----                  ----
Earnings per Share:
Net Income                                                          $6,139                 $4,894                $4,842
Weighted Average Shares Outstanding                              5,343,727              5,335,316             5,331,745
    Earnings per Share                                               $1.15                  $0.92                 $0.91
                                                                     =====                  =====                 =====
Diluted Earnings per Share:
Net Income                                                          $6,139                 $4,894                $4,842
Weighted Average Shares Outstanding                              5,343,727              5,335,316             5,331,745
Stock Options                                                       32,519                 41,927                50,732
Assumed Shares Repurchased upon Exercise of Options                (23,978)               (32,900)              (37,591)
                                                                   -------                -------               -------
    Diluted Weighted Average Shares Outstanding                  5,352,268              5,344,343             5,344,886
    Diluted Earnings per Share                                       $1.15                  $0.92                 $0.91
                                                                     =====                  =====                 =====


NOTE 13 - Lease Commitments

     The total rental expense for all leases for the years ended December 31, 1997, 1996, and 1995 was $119, $106, and $100, respectively, including amounts paid under short-term cancelable leases.

    At December 31, 1997, the German American Bank and First State Bank subleased space for three branch-banking facilities from a company controlled by a director and principal shareholder of the Company. The subleases expire in 2000 and 2001 with various renewal options provided. Aggregate annual rental payments to this Director's company totaled $44 for 1997. Exercise of the Bank's sublease renewal options is contingent upon the Director's company renewing its primary leases. The following is a schedule of future minimum lease payments:

Years Ending December 31:

                                                  Premises             Equipment              Total
                                                  --------             ---------              -----
    1998                                            $78                   $9                    $87
    1999                                             74                    1                     75
    2000                                             68                  ---                     68
    2001                                             55                  ---                     55
    2002                                             50                  ---                     50
                                                     --                  ---                     --
       Total                                       $325                  $10                   $335
                                                   ====                  ===                   ====

                                     -G 31-

--------------------------------------------------------------------------------
       Notes to the Consolidated Financial Statements  (continued)
       (dollars in thousands)
--------------------------------------------------------------------------------

NOTE 14 - Commitments and Off-balance Sheet Items

    In the normal course of business, there are various commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the accompanying consolidated financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to make loans, standby letters of credit, and financial guarantees is represented by the contractual amount of those instruments. The Company uses the same credit policy to make such commitments as it uses for on-balance sheet items.

Commitments and contingent  liabilities  are summarized as follows,  at December
31,

                                                                                 1997                 1996
                                                                                 ----                 ----
    Commitments to Fund Loans:
       Home Equity                                                             $9,726                 $8,185
       Credit Card Lines                                                        4,634                  4,480
       Commercial Real Estate Commitments                                         ---                     67
       Commercial Operating Lines                                              30,009                 23,900
                                                                               ------                 ------
           Total Commitments to Fund Loans                                    $44,369                $36,632
                                                                              =======                =======
    Standby Letters of Credit                                                  $2,853                 $2,009


    Since many commitments to make loans expire without being used, these amounts do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items. The approximate duration of these commitments is generally one year or less. These commitments are generally associated with variable interest rate agreements.

    The Company self-insured employee health benefits for all affiliates, including Peoples beginning in the second quarter of 1997. Stop loss insurance covers annual losses exceeding $35 per covered individual and approximately $500 in the aggregate. Management's policy is to establish a reserve for claims not submitted by a charge to earnings based on prior experience. Charges to earnings were $430, $326 and $269 for 1997, 1996 and 1995, respectively.

    At December 31, 1997 and 1996, the affiliate banks were required to have $2,715 and $2,504, respectively, on deposit with the Federal Reserve, or as cash on hand. These reserves do not earn interest.


NOTE 15 - Non-cash Investing Activities

                                                                     1997                 1996                 1995
                                                                     ----                 ----                 ----

   Loans Transferred to Other Real Estate                             $42                   $25                $149
   Securities Transferred to Available-for-Sale                       ---                   ---              40,279


   The data above should be read in conjunction with the Consolidated Statements of Cash Flows. During December 1995, securities were transferred from the classification of Held-to-Maturity to Available-for-Sale in accordance with the Financial Accounting Standards Board Special Report on Implementation of FAS 115.

                                     -G 32-

--------------------------------------------------------------------------------
       Notes to the Consolidated Financial Statements  (continued)
       (dollars in thousands)
--------------------------------------------------------------------------------

NOTE 16 - Parent Company Financial Statements

    The condensed financial statements of German American Bancorp as of December 31, 1997 and 1996, and for each of the three years ended December 31, 1997, 1996, and 1995 are as follows:

                                              CONDENSED BALANCE SHEETS
                                             December 31, 1997 and 1996

                                                                                           1997               1996
                                                                                           ----               ----
 ASSETS
    Cash                                                                                 $1,324                $428
    Securities Available-for-Sale, at Market                                              1,761               1,791
    Investment in Subsidiary Banks and Bank Holding Company                              48,513              45,740
    Investment in GAB Mortgage Corp                                                         286                 278
    Furniture and Equipment                                                               1,371                 785
    Other Assets                                                                            268                 248
                                                                                            ---                 ---
       Total Assets                                                                     $53,523             $49,270
                                                                                        =======             =======
LIABILITIES                                                                           $     191          $      477
                                                                                      ---------          ----------
SHAREHOLDERS' EQUITY
    Common Stock                                                                          5,350               2,539
    Additional Paid-in Capital                                                           35,018              26,501
    Retained Earnings                                                                    12,208              19,258
    Unrealized Appreciation on Securities Available-for-Sale                                756                 495
                                                                                            ---                 ---
       Total Shareholders' Equity                                                        53,332              48,793
                                                                                         ------              ------
       Total Liabilities and Shareholders' Equity                                       $53,523             $49,270
                                                                                        =======             =======



                                             CONDENSED STATEMENTS OF INCOME
                                  For the years ended December 31, 1997, 1996, and 1995

                                                                                 1997              1996           1995
                                                                                 ----              ----           ----
INCOME
    Dividends from Subsidiary Banks                                            $4,750            $5,386         $2,665
Dividend and Interest Income                                                      129               110             18
Fee Income                                                                        407               374            178
Securities Gains, net                                                             ---                74            ---
Other Income                                                                      ---                 5              5
                                                                                  ---                 -              -
Total Income                                                                    5,286             5,949          2,866
                                                                                -----             -----          -----
EXPENSES
    Salaries and Benefits                                                       1,434             1,330            922
Professional Fees                                                                 378               601             95
Occupancy and Equipment Expense                                                   246               260            130
Other Expenses                                                                    278               219            108
                                                                                  ---               ---            ---
Total Expenses                                                                  2,336             2,410          1,255
                                                                                -----             -----          -----
INCOME BEFORE INCOME TAXES AND EQUITY IN
    UNDISTRIBUTED INCOME OF SUBSIDIARIES                                        2,950             3,539          1,611
Income Tax Benefit                                                                655               556            415
                                                                                  ---               ---            ---
INCOME BEFORE EQUITY IN UNDISTRIBUTED
    INCOME OF SUBSIDIARIES                                                      3,605             4,095          2,026
Equity in Undistributed Income of Subsidiaries                                  2,534               799          2,816
                                                                                -----               ---          -----
NET INCOME                                                                     $6,139            $4,894         $4,842
                                                                               ======            ======         ======

                                     -G 33-

--------------------------------------------------------------------------------
       Notes to the Consolidated Financial Statements  (continued)
       (dollars in thousands)
--------------------------------------------------------------------------------


NOTE 16 - Parent Company Financial Statements (continued)


                                           CONDENSED STATEMENTS OF CASH FLOWS
                                  For the years ended December 31, 1997, 1996, and 1995


                                                                                 1997              1996           1995
                                                                                 ----              ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                                                     $6,139            $4,894         $4,842
                                                                               ------            ------         ------
    Adjustments to Reconcile Net Income to Net Cash from Operations
       Amortization on Securities                                                  36                32            ---
Depreciation                                                                      140               117             65
       Gain on Sale of Securities, net                                            ---               (74)           ---
       Change in Other Assets                                                     (12)              (40)           (72)
       Change in Other Liabilities                                               (286)              338             84
       Equity in Undistributed Income of Subsidiaries                          (2,534)             (799)        (2,816)
                                                                               ------              ----         ------
         Total Adjustments                                                     (2,656)             (426)        (2,739)
                                                                               ------              ----         ------
       Net Cash from Operating Activities                                       3,483             4,468          2,103
                                                                                -----             -----          -----

CASH FLOWS FROM INVESTING ACTIVITIES
    Capital Contribution to First State Bank                                      ---              (632)           ---
    Purchase of Securities Available-for-Sale                                     ---            (1,815)           ---
    Proceeds from Sales of Securities Available-for-Sale                          ---                88            ---
    Property and Equipment Expenditures                                          (726)             (589)          (362)
                                                                                 ----              ----           ----
       Net Cash from Investing Activities                                        (726)           (2,948)          (362)
                                                                                 ----            ------           ----

CASH FLOWS FROM FINANCING ACTIVITIES
    Dividends Paid                                                             (2,083)           (1,684)        (1,554)
    Exercise of Stock Options                                                       3                 7             23
    Issuance (Repurchase) of Common Stock                                         252               145           (110)
    Purchase of Interest in Fractional Shares                                     (33)              (30)           (25)
                                                                                  ---               ---            ---
       Net Cash from Financing Activities                                      (1,861)           (1,562)        (1,666)
                                                                               ------            ------         ------

Net Change in Cash and Cash Equivalents                                           896               (42)            75
    Cash and Cash Equivalents at Beginning of Year                                428               470            395
                                                                                  ---               ---            ---
    Cash and Cash Equivalents at End of Year                                   $1,324              $428           $470
                                                                               ======              ====           ====


NOTE 17 - Capital Requirements

    The Company and affiliate Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

                                     -G 34-

--------------------------------------------------------------------------------
       Notes to the Consolidated Financial Statements  (continued)
       (dollars in thousands)
--------------------------------------------------------------------------------


NOTE 17 - Capital Requirements (continued)

    The prompt corrective action regulations provide five classifications, including well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

    At year-end 1997, consolidated and selected affiliate bank actual capital levels and minimum required levels are presented below. Capital ratios for the other affiliate banks are materially consistent with consolidated capital ratios.


                                                                                                   Minimum Required
                                                                                                      To Be Well
                                                                         Minimum Required          Capitalized Under
                                                                            For Capital            Prompt Corrective
                                                     Actual             Adequacy Purposes:        Action Regulations:
                                                     ------             ------------------        -------------------
                                               Amount        Ratio     Amount        Ratio       Amount         Ratio
                                               ------        -----     ------        -----       ------         -----
 Total Capital
   (to Risk Weighted Assets)
     Consolidated                             $55,093        16.51%     $26,704      8.00%       $33,380       10.00%
     German American Bank                     $26,301        14.06%     $14,967      8.00%       $18,709       10.00%
     Peoples National Bank                    $15,680        16.19%      $7,746      8.00%        $9,683       10.00%
Tier 1 Capital
   (to Risk Weighted Assets)
     Consolidated                             $50,874        15.24%     $13,352      4.00%       $20,028        6.00%
     German American Bank                     $23,947        12.80%      $7,484      4.00%       $11,225        6.00%
     Peoples National Bank                    $14,458        14.93%      $3,873      4.00%        $5,810        6.00%
Tier 1 Capital
   (to Average Assets)
     Consolidated                             $50,874        10.48%     $19,416      4.00%       $24,270        5.00%
     German American Bank                     $23,947         8.52%     $11,242      4.00%       $14,053        5.00%
     Peoples National Bank                    $14,458         9.87%      $5,861      4.00%        $7,326        5.00%


The Company and all affiliate Banks at year-end 1997 were categorized as well capitalized.



NOTE 18 - Business Combinations

    On March 4, 1997, the Company completed a merger with Peoples Bancorp of Washington, Washington, Indiana, parent company of The Peoples National Bank and Trust Company of Washington (collectively, "Peoples") in which the Company issued 615,285 shares for all the outstanding shares of Peoples. This transaction has been accounted for as a pooling of interests. Concurrent with this transaction, The Union Bank, the Company's affiliate bank in Loogootee, Indiana, combined with Peoples under the Peoples name and charter, creating a $150 million financial institution to better serve the Daviess and Martin County area markets.


                                     -G 35-

--------------------------------------------------------------------------------
      Notes to the Consolidated Financial Statements  (continued)
      (dollars in thousands)
--------------------------------------------------------------------------------


NOTE 18 - Business Combinations  (continued)

    The following is a reconciliation of the separate and combined net interest income and net income of German American Bancorp and Peoples Bancorp for the 1997 pooling:




                                                    German American
                                                        Bancorp                  Peoples
                                               (as previously reported)          Bancorp                  Combined
                                               -----------------------           -------                  --------
For the period January 1, 1997 through
    March 4, 1997

       Net interest income                               $2,558                    $696                     $3,254
       Net income                                           698                     218                        916

For the year ended December 31, 1996

       Net interest income                               14,675                   4,003                     18,678
       Net income                                         4,065                     829                      4,894

For the year ended December 31, 1995

       Net interest income                               14,480                   3,388                     17,868
       Net income                                         4,018                     824                      4,842


    In December 1997, the Company signed a definitive agreement providing for a merger of a Company subsidiary with CSB
Bancorp,  ("CSB")  parent  company of the  Citizens  State  Bank of  Petersburg,
Indiana. Under terms of the agreement, the Company will issue to CSB shareholders between 928,572 and 1,137,500 shares of Company Common Stock, as adjusted for the Company's two for one stock split declared in October 1997. The number of shares to be issued is dependent upon the Company's average common stock price during a period prior to the date of the merger closing, and is also subject to further anti-dilution adjustments in the event of any future stock dividends, splits and the like. The proposed merger is subject to approval by the shareholders of CSB, bank regulatory agencies, and other conditions. The transaction is expected to be accounted for as a pooling of interests, and it is contemplated that the merger will be effective in the second quarter of 1998.

    In January 1998, the Company also signed a definitive agreement providing for a merger of a Company subsidiary with FSB Financial Corporation ("FSB") which operates the FSB Bank in Princeton and Francisco, Indiana. Under terms of the agreement, the Company will issue to shareholders of FSB shares of Company Common Stock with market value equal to 150% of the sum of FSB's shareholders' equity. The market value of the shares issued will be based upon FSB shareholder equity as of the end of the month immediately preceding the closing date, subject to certain adjustments described in the definitive agreement. The proposed merger is subject to approval by the shareholders of FSB, bank regulatory agencies, and other conditions. The transaction is expected to be accounted for as a pooling of interests, and it is contemplated that the merger will be effective in the second quarter of 1998.


                                     -G 36-

--------------------------------------------------------------------------------
         Notes to the Consolidated Financial Statements  (continued)
         (dollars in thousands)
--------------------------------------------------------------------------------


NOTE 19 - Fair Values of Financial Instruments

    The following methods and assumptions were used to estimate fair values for financial instruments.

    For cash, short-term investments, short-term borrowings and accrued interest, the carrying amount is a reasonable estimate of fair value. The carrying value of commitments to extend credit and standby letters of credit, which is zero, is also a reasonable estimation of fair value. These instruments are generally short-term or variable rate with minimal fees charged.

    In the case of securities, the fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments.

    The fair value of loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the remaining maturities.

    The fair value of demand deposits, savings accounts, and certain money market deposits and accrued interest, is the amount payable on demand at the reporting date. The fair value of fixed-maturity time deposits is estimated using the rates currently offered on deposits of similar remaining maturities.


                                                                    DECEMBER 31, 1997                 DECEMBER 31, 1996
                                                                    -----------------                 -----------------

                                                                 CARRYING           FAIR            CARRYING        FAIR
                                                                   VALUE            VALUE             VALUE         VALUE
 Financial Assets:
    Cash and Short-term Investments                              $26,250          $26,250           $39,310        $39,310

    Securities Available-for-Sale                                 99,639           99,639            98,557         98,557

    Securities Held-to-Maturity                                   24,223           25,254            23,213         23,810

    Loans, net                                                   324,214          327,421           306,754        306,397
    Accrued Interest Receivable                                    4,798            4,798             4,533          4,533


Financial Liabilities:
    Deposits                                                   (433,948)         (436,004)        (422,906)       (425,534)
    Short-term Borrowings                                        (4,933)           (4,933)         (12,527)        (12,527)
    Long-term Debt                                                  ---              ---            (1,000)         (1,002)
    Accrued Interest Payable                                     (2,372)           (2,372)          (2,279)         (2,279)

Unrecognized Financial Instruments:
    Commitments to extend Credit                                   ---               ---               ---            ---
    Standby Letters of Credit                                      ---               ---               ---            ---


                                     -G 37-

--------------------------------------------------------------------------------
         Independent Auditors' Report
--------------------------------------------------------------------------------



Board of Directors and Shareholders
German American Bancorp
Jasper, Indiana


    We have audited the accompanying consolidated balance sheets of German American Bancorp as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of German American Bancorp as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.





Indianapolis, Indiana                         /s/ Crowe, Chizek and Company LLP
February 5, 1998                              Crowe, Chizek and Company LLP



                                     -G 38-

--------------------------------------------------------------------------------
         Market and Dividend Information for
         German American Bancorp Common Stock
--------------------------------------------------------------------------------


                         MARKET AND DIVIDEND INFORMATION

    The following table sets forth: (a) the high and low closing prices for the Company's common stock as reported by NASDAQ by quarter for 1997 and 1996; and,
(b) dividends declared per share on the Company's common stock (not retroactively restated for pooling of interests transactions) by quarter during 1997 and 1996. All per share information has been retroactively restated for all stock dividends and stock splits.



                                    1997                                                                  1996
                                    ----                                                                  ----
                      High           Low       Dividend                                    High           Low       Dividend
                      ----           ---       --------                                    -----          ---        -------
First Quarter        $19.25        $18.25         $.10                 First Quarter      $15.36        $13.60         $.09
Second Quarter       $20.00        $18.25         $.11                 Second Quarter     $16.10        $14.51         $.10
Third Quarter        $22.75        $19.50         $.11                 Third Quarter      $17.00        $15.30         $.10
Fourth Quarter       $33.57        $21.43         $.11                 Fourth Quarter     $18.33        $16.55         $.10
                                                  ----                                                                 ----
                                                  $.43                                                                 $.39
                                                  ====                                                                 ====


     The Common Stock was held of record by approximately 2,083 shareholders at March 5, 1998.

     Funds for payment by the Company of cash dividends are expected to be obtained from dividends received by the Company from its subsidiaries. The Company presently intends to follow its historical policy as to the amount, timing and frequency of the payment of dividends. In addition, the Company's Board of Directors presently intends to consider declaring and issuing a stock dividend of 5% on an annual basis. The declaration and payment of future dividends, however, will depend upon the earnings and financial condition of the Company and its subsidiaries, general economic conditions, compliance with regulatory requirements, and other factors.




THE COMPANY WILL PROVIDE A COPY OF ITS ANNUAL REPORT (FORM 10-K, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION), WITHOUT EXHIBITS, FREE OF CHARGE TO ANY SHAREHOLDER, UPON WRITTEN REQUEST. SUCH WRITTEN REQUESTS SHOULD BE MADE TO JOHN
M. GUTGSELL, CONTROLLER, GERMAN AMERICAN BANCORP, 711 MAIN STREET, JASPER, INDIANA 47546.

                                     -G 39-

             [Pages of Annual Report showing Directors and Officers
                      of German American and Subsidiaries
                             Intentionally Omitted]














                                     -G 40-

                                   APPENDIX H


                                 PROXY STATEMENT

                        ANNUAL MEETING OF SHAREHOLDERS OF
                             GERMAN AMERICAN BANCORP

                                 April 23, 1998


      This Proxy Statement is being furnished to shareholders on or about March 30, 1998, in connection with the solicitation by the Board of Directors of German American Bancorp (the "Corporation"), 711 Main Street, Jasper, Indiana 47546, of proxies to be voted at the Annual Meeting of Shareholders to be held at 10:00 a.m., Jasper time, on Thursday, April 23, 1998, at the foregoing address. The Corporation is the parent holding company for The German American Bank, Jasper, Indiana ("German American"); The Peoples National Bank and Trust Company of Washington, Washington, Indiana ("Peoples"); Community Trust Bank, Otwell, Indiana ("Community"); and First State Bank, Southwest Indiana, Tell City, Indiana ("First State Bank"). At times herein, German American, Peoples, Community, and First State Bank are referred to collectively as the "Banks."

      At the close of business on March 1, 1998, the record date for the Annual Meeting, there were 5,350,161 Common Shares outstanding and entitled to vote at the Annual Meeting. On all matters, including the election of Directors, each shareholder will have one vote for each share held.

      If the enclosed form of proxy is executed and returned, it may nevertheless be revoked at any time insofar as it has not been exercised. The proxy may be revoked by either (a) filing with the Secretary (or other officer or agent of the Corporation authorized to tabulate votes) (i) a written instrument revoking the proxy or (ii) a subsequently dated proxy, or (b) attending the Annual Meeting and voting in person. Unless revoked, the proxy will be voted at the Annual Meeting in accordance with the instructions of the shareholder as indicated on the proxy. If no instructions are given, the shares will be voted as recommended by the Directors.

                                   PROPOSAL 1
                              ELECTION OF DIRECTORS

                                    Nominees

      Six Directors are to be elected at the Annual Meeting. The Board of Directors, which currently consists of twelve members, is divided into two classes of equal size with the terms of one class expiring each year. Generally, each Director serves until the annual meeting of the shareholders held in the year that is two years after such Director's election and thereafter until such Director's successor is elected and has qualified. The terms of the current Directors expire as follows: 1998 -- Directors Mehne, Ruckriegel, Schroeder, Seger, Steurer, and Thompson; 1999 --Directors Astrike, Buehler, Graham, Hoffman, Lett and Place.

                                     -H 1-

      Each Director will be elected by a plurality of the votes cast in the election. Shares present but not voted for any nominee do not affect the determination of whether a nominee has received a plurality of the votes cast.

      It is the intention of the persons named in the accompanying form of proxy to vote such proxy for the election to the Board of Directors of Gene C. Mehne, Robert L. Ruckriegel, Mark A. Schroeder, Larry J. Seger, Joseph F. Steurer and Chet L. Thompson, each of whom is now a Director whose present term expires this year. Each such person has indicated that he will accept nomination and election as a Director. If, however, any such person is unable or unwilling to accept nomination or election, it is the intention of the Board of Directors to nominate such other person as a Director as it may in its discretion determine, in which event the shares subject to the proxy will be voted for that person.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE SIX NOMINEES IDENTIFIED ABOVE. (ITEM 1 ON THE PROXY)

     The following table presents certain information as of January 1, 1998, regarding the current Directors of the Corporation, including the six nominees proposed by the Board of Directors for election at this year's Annual Meeting. Unless otherwise indicated in a footnote, the principal occupation of each Director has been the same for the last five years and such Director possesses sole voting and investment powers with respect to the shares indicated as beneficially owned by such Director. Unless specified otherwise, a Director is deemed to share voting and investment powers over shares indicated as held by a spouse, children or other family members residing with the Director. None of the persons named below beneficially owns more than one percent of the Common Shares, except for the following: Mr. Buehler (5.8%); Mr. Ruckriegel (4.4%); Mr. Lett (4.0%); Mr. Graham (1.6%); and Mr. Hoffman (1.6%). (Numbers of shares have been adjusted to reflect our November 1997 stock split and December 1997 five percent stock dividend and fractional shares have been rounded to the nearest whole share.)


Name, Present Principal                                     Director
Occupation and Age                                          Since 1           Shares Beneficially Owned
------------------                                          ---------         -------------------------
Directors:

George W. Astrike                                           1982                   25,123 (3)
Chairman of the Board and Chief
Executive Officer of the Corporation (2)
62

David G. Buehler                                            1984                  309,294 (4)
President/CEO of Buehler Foods, Inc.
58

                                     -H 2-


David B. Graham                                             1997                   85,962 (5)
Chairman of the Board of
Graham Farms, Inc. and
Graham Cheese Corporation
71

William R. Hoffman                                          1986                   86,964 (6)
Farmer; Director of
Patoka Valley Feeds, Inc.
60

Michael B. Lett                                             1993                  213,757 (8)
Attorney, Lett & Jones (7)
53

Gene C. Mehne*                                              1979                   20,082 (9)
President and Manager of
Mehne Farms, Inc.
53

A. W. Place, Jr.                                            1990                   50,523 (10)
President and Chief Executive Officer
of Jasper Rubber Products, Inc.
50

Robert L. Ruckriegel*                                       1983                  233,940 (11)
President of B. R. Associates, Inc.
(restaurants)
62

Mark A. Schroeder*                                          1991                   15,388 (13)
President and Chief Operating
Officer of the Corporation (12)
44

Larry J. Seger*                                             1990                   51,296 (14)
Sales Manager and Secretary/Treasurer
of Wabash Valley Produce, Inc.
(egg and turkey production)
47

Joseph F. Steurer*                                          1983                   28,828 (15)
Chairman and Chief Executive Officer
of JOFCO, Inc. (office furniture)
61

Chet L. Thompson*                                           1997                   12,555 (16)
President of Thompson
Insurance, Inc.
61

Named Executive Officer Who Is Not A Director:

Stan J. Ruhe                                                - - -                   7,453 (17)
Executive Vice President of the
Corporation and German American
46

All Directors of the Corporation and Executive Officers as a Group
(15 persons) (18)                                                               1,140,115

                                     -H 3-

*Nominee

1 Includes service on the Board of German American prior to the organization of the Corporation. Does not include prior service on the Board of Directors of the Banks subsequently acquired by the Corporation.

2 Mr. Astrike also serves as Chairman of the Board of German American, a Director of each of the Banks, and an officer and/or a Director of all nonbank affiliates of the Corporation.

3 Includes 10,418 shares that Mr. Astrike has the right to purchase upon the exercise of stock options.

4        Includes  265,085  shares owned by Buehler  Foods,  Inc.,  of which Mr.
         Buehler is President and majority shareholder and with respect to which Mr. Buehler shares voting and investment powers; 6,407 shares held jointly by Mr. Buehler and his wife; and 37,800 shares held by the David G. Buehler Charitable Trust. Mr. Buehler, his wife, Buehler Foods, Inc., and Joseph E. Buehler, Mr. Buehler's brother, who beneficially owns 263 shares directly, beneficially own as a group 309,557 shares.

5        Includes 16,125 shares owned by Mr. Graham's wife.

6 Includes 7,463 shares owned jointly by Mr. Hoffman and his wife, and 18,761 shares owned by Mr. Hoffman's wife.

7 Mr. Lett and his brother and law partner, J. David Lett, also serve as Directors of Peoples. Lett & Jones represents the Union Banking Division of Peoples as legal counsel.

8 Includes 624 shares owned jointly by Mr. Lett and his wife, 504 shares held by Mr. Lett's wife, who also holds 359 shares as custodian for their son; 203,602 shares held by Mr. Lett's mother; and 4,725 shares held by Mr. Lett's brother and his brother's wife, with all of whom Mr. Lett may be deemed to act as a group.

9 Includes 14,118 shares held by the estate of Mr. Mehne's mother; 1,731 shares owned by Mr. Mehne's wife; and 1,197 shares held by German American as trustee for the Mehne Farms, Inc. Qualified Plan.

10 Includes 7,579 shares owned jointly by Mr. Place and his wife; 1,361 shares which Mr. Place holds as custodian for his son and two daughters; and 21,418 shares owned by Jasper Rubber Products, Inc., of which Mr. Place is President and Chief Executive Officer.

11 Includes 1,800 shares owned jointly by Mr. Ruckriegel and his wife, and 74,555 shares owned by Mr. Ruckriegel's wife.

12 Mr. Schroeder was named President and Chief Operating Officer of the Corporation effective July 1, 1995, after having served as President of German American since January 1991. Mr. Schroeder also is a Director of each of the Banks, and an officer and/or a Director of the Corporation's nonbank affiliates.

13 Includes 4,555 shares that Mr. Schroeder has the right to purchase upon the exercise of stock options.

14 Includes 25,517 shares owned by certain corporations of which Mr. Seger is an executive officer and a shareholder.

15       Includes 4,338 shares owned by Mr. Steurer's wife.

16 Includes 4,964 shares owned jointly by Mr. Thompson and his wife, and 1,959 shares owned by Mr. Thompson's wife.

17 Includes 2,371 shares that Mr. Ruhe has the right to acquire upon the exercise of stock options.

18 Includes 17,344 shares that Directors and Executive Officers have the right to acquire upon the exercise of stock options and 721,992 shares as to which voting and investment powers are shared by members of the group with spouses or others.


                                     -H 4-

                            Committees and Attendance


        The Board of Directors of the Corporation held seven meetings during 1997. The Corporation has standing audit and compensation committees but does not have a nominating committee. The Audit Committee, consisting of Directors Hoffman, Lett, Mehne and Seger, met four times in 1997. The Audit Committee reviews with the Corporation's independent auditors the scope of the audit to be undertaken and the results of the audit and also reviews the results of internal audits. The Corporation's Human Resources Committee (previously named the Compensation Committee), consisting of Directors Astrike, Buehler, Graham, Place, Ruckriegel, Schroeder and Steurer, met four times in 1997. The Corporation's Human Resources Committee makes salary and bonus recommendations to the Board of Directors and administers the Stock Option Plan. Each of the Directors attended at least 75 percent of the aggregate number of meetings of the Board of Directors of the Corporation and the committees on which he served during 1997.

                            Compensation of Directors

        Prior to May 1997, each Director of the Corporation, including Directors who were salaried officers of the Corporation, received $250 per quarter, regardless of meeting attendance. Beginning in May 1997, the amount received by each Director of the Corporation, including salaried officers of the Corporation, was increased to $1,000 per quarter. Outside Directors also receive $100 for each committee meeting attended. All Directors receive an additional $100 for attending a special meeting of the Corporation's Board of Directors.

        All of the members of the Corporation's Board also served on the Board of at least one of the Banks and received compensation for such service during 1997. German American pays each Director a monthly retainer of $500 and $100 for every regular and special Board meeting and committee meeting attended. Outside Directors who serve on the Boards of Directors of Community, Peoples and First State Bank receive a monthly $500 retainer and do not receive any additional amounts for attending meetings. Salaried officers of the Corporation do not receive any additional compensation for serving on the Boards of Directors of Community, Peoples and First State Bank.

        In 1992 the German American Board of Directors approved a Director Compensation Deferral Program. A Director who chooses to participate in the program may defer 100 percent (not to exceed $6,600 per year) of his Board fees for five years. Interest accumulates on deferred amounts at the greater of eight percent or the five-year moving average of German American's return on equity, subject, however, to a maximum rate of 11.75 percent. The accumulated amounts are paid to the Director, or the Director's designated beneficiary, upon the retirement, disability or death of the Director, or, subject to German American's approval, in the event of an unforeseeable financial emergency experienced by the Director. All of the Directors deferred Director fees under the program in 1997.



                                     -H 5-

                             EXECUTIVE COMPENSATION

        The following table sets forth information regarding compensation paid for the fiscal years indicated to the Corporation's Chief Executive Officer and the Corporation's other most highly compensated executive officers, based on salary and bonus earned during fiscal 1997.

                           Summary Compensation Table

                                                                                    Long Term
                                                                                   Compensation
                                                    Annual Compensation                Awards
                                                    -------------------             -----------
                                                                                    Securities
                                                                                    Underlying
          Name and                                                                   Options/          All Other
     Principal Position             Year            Salary           Bonus             SARs(1)       Compensation
     ------------------             ----            ------           -----             -----         ------------
George W. Astrike,                  1997             $178,000         $46,280          10,418           $44,402(2)
  Chairman and                      1996             $168,000         $47,040           6,483           $33,739
  C.E.O. of the                     1995             $168,000         $39,480           4,160           $38,472
  Corporation
  and Chairman
  of the Bank

Mark A. Schroeder,                  1997             $125,000         $32,506           5,895           $26,296(3)
  President and C.O.O.              1996             $110,000         $30,800           1,985           $24,629
  of the Corporation                1995             $110,000         $25,850           2,205           $25,512

Stan J. Ruhe,                       1997             $ 98,000         $21,070           3,375           $11,907(4)
  Executive Vice                    1996             $ 96,500         $22,436           2,850           $11,894
  President of the                  1995             $ 95,000         $21,138               0           $11,712
  Corporation and
  German American


1 The numbers of shares underlying options have been adjusted to reflect the November 1997 stock split and December 1997 5 percent stock dividend and are rounded to the nearest whole share.

2 Represents contributions of $11,300 under the Profit Sharing Plan, matching contributions of $8,000 under the 401(k) Plan, Director fees in the amount of $8,180, and $ 16,922 in above-market interest credited on deferred salary and Director fees.

3 Represents contributions of $7,937 under the Profit Sharing Plan, matching contributions of $7,937 under the 401(k) Plan, Director fees in the amount of $8,200, and $2,222 in above-market interest credited on deferred Director fees.

4 Represents contributions of $5,954 under the Profit Sharing Plan and matching contributions of $5,953 under the 401(k) Plan.

        In 1992 the German American Board of Directors entered into a Deferred Compensation Agreement with Mr. Astrike. A primary purpose of the Agreement, like that of the Director Compensation Deferral Program, is to provide a long-term incentive to maximize shareholder value through increases in German American's return on equity. The Agreement was amended in 1996 to permit Mr. Astrike to defer in advance up to $180,000 (the previous maximum amount was $150,000) of the compensation that he would otherwise be entitled to receive from German American. Interest is credited to the amounts deferred by Mr. Astrike at the rate of the greater of eight percent or the five-year moving average of German American's return on equity, subject, however, to a maximum rate of 11.75 percent. The amounts deferred by Mr. Astrike are unfunded and Mr. Astrike's rights to such deferred amounts are those of an unsecured general creditor of German American. Mr. Astrike elected to defer a portion of his 1997 salary. Mr. Astrike is not eligible to receive profit sharing and matching contributions pursuant to the German American Profit Sharing and 401(k) Plan on deferred compensation.

                                     -H 6-

                     Option/SAR* Grants In Last Fiscal Year

        The following table presents information on the stock option grants that were made during 1997 pursuant to the German American Bancorp 1992 Stock Option Plan. The only stock options granted during the year were replacement options that were granted to optionees who tendered already owned Common Shares of the Corporation in payment of the exercise price for options that had been granted to them in 1993. (Numbers of options and per share exercise prices have been retroactively adjusted to reflect subsequent stock splits and dividends and fractional shares have been rounded to the nearest whole share.)


                                                                                              Potential Realizable
                                                                                            Value at Assumed Annual
                                                                                              Rates of Stock Price
                                                                                                Appreciation for
                                                 Individual Grants                                 Option Term(1)
                                                 -----------------                                 -------------
                            Number of        % of Total
                           Securities       Options/SARs
                           Underlying        Granted to       Exercise or
                          Options/SARs      Employees in      Base Price      Expiration
        Name                 Granted        Fiscal Year          ($/Sh)          Date          5%          10%
        ----              ------------      ------------      -----------     -----------      --          ---
George W. Astrike            5,622(2)        23.6%               $17.79       4/19/2003      $35,643      $81,463

                             4,796           20.1%               $17.74       4/19/2003      $30,359      $69,302

Mark A. Schroeder            3,505(2)        14.7%               $17.79       4/19/2003      $22,222      $50,787

                             2,390           10.0%               $19.40       4/19/2003      $14,770      $33,197

Stan Ruhe                    2,371           10.0%               $17.79       4/19/2003      $15,032      $34,356

                             1,004            4.2%               $19.40       4/19/2003       $6,205      $13,946

*The Corporation does not grant Stock Appreciation Rights ("SARs").

1 The amounts in the table are not intended to forecast possible future appreciation, if any, of the Corporation's Common Shares. Actual gains, if any, are dependent upon the future market price of the Corporation's Common Shares and there can be no assurance that the amounts reflected in this table will be achieved.

2 Incentive stock options previously granted under the Stock Option Plan were exercised by Mr. Astrike on January 16 and 28, 1997, and by Mr. Schroeder and Mr. Ruhe on January 16, 1997 and August 1, 1997. The options had been granted on April 20, 1993, at the estimated aggregate fair market value of the Common Shares covered by each option on that date. The Stock Option Plan provides that if the optionee tenders Common Shares of the Corporation already owned by the optionee as payment, in whole or in part, of the exercise price for the shares the optionee has elected to purchase under the option, then the Corporation is obligated to use its best efforts to issue a replacement option of the same type (incentive or non-qualified option), with the same expiration date as the option that was exercised, and covering a number of Common Shares equal to the number of Common Shares tendered. The per share exercise price of the replacement option is the fair market value of a Common Share of the Corporation on the date of exercise of the original option. Replacement options are not exercisable for a period of twelve months following their date of grant and are subject to cancellation if during such twelve-month period the optionee sells any Common Shares of the Corporation other than in payment of the exercise price of another option under the Stock Option Plan. Upon the exercise of options in January 1997, Mr. Astrike was granted replacements options covering a total of 10,418 shares. Upon the exercise of options in January 1997 and August 1997, Mr. Schroeder was granted replacements options covering a total of 5,895 shares and Mr. Ruhe was granted

                                     -H 7-
         replacement options covering a total of 3,375 shares. The exercise prices for the replacement options (subject to adjustment pursuant to the Stock Option Plan) are as follows: January 16, 1997--$17.79; January 28, 1997--$17.74; and August 1, 1997--$19.40. The Stock Option
         Plan also provides that if a corporate reorganization would result in the termination of the Plan and unexercised options, then all unexercised options will become immediately exercisable regardless of any vesting requirements.


                       Aggregated Option/SAR Exercises In
                      Last Fiscal Year and Fiscal Year-End
                                Option/SAR Values

        The following table sets forth information with respect to options that have been granted to Messrs. Astrike, Schroeder and Ruhe pursuant to the German American Bancorp 1992 Stock Option Plan and the option exercises that occurred during 1997. (Numbers of options and per share exercise prices have been retroactively adjusted to reflect subsequent stock splits and dividends.)





                                                                  Number of Unexercised           Value of Unexercised
                                                                 Options/SARs at Fiscal        In-the-Money Options/SARs at
                                                                      Year-End (#)                 Fiscal Year-End ($)
                                                                 ----------------------        ----------------------------
                               Shares
                            Acquired on         Value
          Name              Exercise (#)    Realized ($)        Exercisable/Unexercisable     Exercisable/Unexercisable
          ----              ------------    ------------        -------------------------     -------------------------
George W. Astrike              13,354          $51,528               10,418/0 options(1)              $148,281/$0(4)

Mark A. Schroeder              9,034           $57,147            4,555/5,863 options(2)         $66,973/$108,737(4)

Stan Ruhe                      4,929           $29,360            2,371/3,088 options(3)          $33,690/$59,824(4)


1 In 1993 Mr. Astrike was granted an option to purchase 6,000 Common Shares at an exercise price of $32.50 per share, which, as a result of adjustments for subsequent stock splits and stock dividends, currently would be equivalent to an option for 20,837 Common Shares at an exercise price of $9.36 per share. The option became exercisable with respect to one-half of the shares immediately upon grant and became exercisable with respect to the other one-half of the shares on April 20, 1994. The original option has been fully exercised by Mr. Astrike; all of the remaining options are replacement options.

2 In 1993 Mr. Schroeder was granted an option to purchase 5,000 Common Shares at an exercise price of $32.50 per share, which, as a result of adjustments for subsequent stock splits and stock dividends, currently would be equivalent to an option for 17,364 Common Shares at an exercise price of $9.36 per share. The option becomes exercisable with respect to twenty percent of the shares covered by the option on each of the five anniversary dates beginning on the first anniversary date after the grant of the option. Of the shares covered by the option, 3,474 remain unexercised; Mr. Schroeder's other unexercised options are replacement options.

3 In 1993 Mr. Ruhe was granted an option to purchase 3,000 Common Shares at an exercise price of $32.50 per share, which, as a result of adjustments for subsequent stock splits and stock dividends, currently would be equivalent to an option for 10,419 Common Shares at an exercise price of $9.36 per share. The option becomes exercisable with respect to twenty percent of the shares covered by the option on each of the five anniversary dates beginning on the first anniversary date after the grant of the option. Of the shares covered by the option, 2,085 remain unexercised; Mr. Ruhe's other unexercised options are replacement options.

4 Represents the difference between the last per share trade price of the Corporation's Common Shares as reported on NASDAQ on December 31, 1997 ($32.00), and the exercise price of those options having an exercise price less than the last trade price, multiplied by the number of options.

                                     -H 8-

                                Committee Report
                            on Executive Compensation

Overall Compensation Policy

        The Human Resources Committee (the "Committee") of the Board of Directors of the Corporation (formerly called the Compensation Committee) has the responsibility for recommending the salaries, bonuses and other compensation to be paid to the executive officers of the Corporation. The Committee's recommendations as to compensation are submitted to the full Board of Directors for approval. The Committee is composed of seven members, consisting of five independent, outside directors and two executive officers of the Corporation, Mr. Astrike and Mr. Schroeder. Messrs. Astrike and Schroeder absent themselves from, and do not participate in, any Committee proceedings relating to the determination of their own compensation. The primary goals of the Committee in determining compensation policy are to provide a level of compensation that will attract, motivate and help retain well-qualified executive officers and to further enhance shareholder return by more closely aligning the interests of executive officers with the interests of the Corporation's shareholders. The Committee attempts to attain these goals by setting total compensation at competitive levels considering an executive officer's individual performance while also providing effective incentives tied to the Corporation's overall financial performance. The executive compensation program consists of three basic elements: (1) base salary, (2) annual incentive bonus awards, and (3) stock option awards.

Base Salary

        The Corporation attempts to provide Mr. Astrike and the other executive officers with a base salary that is competitive with the salaries offered by other bank holding companies of comparable size in Indiana and the surrounding states. Each year the Committee reviews salary surveys provided by trade associations and accounting firms. Increases in base compensation are not automatically based on increased compensation at comparable institutions, however, but also reflect the performance of the individual executive officer and of the Corporation.

        Based on an evaluation of individual performance, the performance of the Corporation in 1996 and on information provided by salary surveys, the Committee recommended, and the Board approved the recommendation, that the base salary of Mr. Astrike for 1997 be increased by $10,000 to $178,000.

Annual Incentive Bonus Awards

        Annual bonuses are awarded based on the extent that the Committee believes that they are merited based on the attainment of certain goals relating to the Corporation's return of equity and return on assets. Based on these criteria, the bonus awarded for 1997 to Mr. Astrike was similar in amount to the bonus he received for 1996.

                                     -H 9-

Stock Option Awards

        In 1992 the Corporation adopted a Stock Option Plan that provides for the award of incentive stock options and non-qualified stock options. The purpose of granting options is to provide long-term incentive compensation to complement the short-term focus of annual incentive bonus awards. The size of stock option awards depends upon the executive officer's level of responsibility and individual performance. Stock options are granted at the estimated fair market value of a Common Share of the Corporation on the date of grant.

        The five independent outside directors on the Committee also serve as the Stock Option Committee of the Corporation, which administers the Stock Option Plan. In April 1993 incentive stock options were awarded to Mr. Astrike and four other executive officers. Mr. Astrike was granted options covering 20,837 shares and the options granted the other executive officers ranged in amount from 5,209 shares to 17,364 shares each (all share amounts have been adjusted to reflect subsequent stock splits and stock dividends and have been rounded to the nearest whole number). The option granted to Mr. Astrike vested immediately with respect to half of the shares covered by the option in recognition of his past years of service as Chief Executive Officer of the Corporation and vested with respect to the other half of the shares on April 20, 1994. The options granted to the other executive officers vest in twenty percent increments beginning one year after the date of grant and become fully exercisable on April 20, 1998, the fifth anniversary of the grant date.

        The only options granted under the Stock Option Plan during 1997 were replacement options. The Stock Option Plan provides that if an optionee tenders Common Shares of the Corporation already owned by the optionee in whole or partial payment of the exercise price of an option, the Corporation will use its best efforts to grant the optionee a replacement option covering a number of shares equal to the number of already owned shares tendered. A replacement option is of the same type (incentive or non-qualified option) and has the same expiration date as the option exercised. The per share exercise price of a replacement option is the fair market value of a Common Share of the Corporation on the date of exercise of the original option. Replacement options were granted to Mr. Astrike on January 16, 1997, and January 28, 1997, and to the other named executive officers on January 16, 1997, and August 1, 1997.

        The Omnibus Budget Reconciliation Act enacted by the United States Congress in August 1993 amended the Internal Revenue Code of 1986 to disallow a public company's compensation deduction with respect to certain highly-paid executives in excess of $1 million unless certain conditions are satisfied. The Corporation presently believes that this provision is unlikely to become applicable in the near future to the Corporation because (a) the levels of base salary and annual incentive bonus awards of the Corporation's executive officers are substantially less than $1 million per annum, and (b) the law generally does not apply to stock option plans that require that options be granted at not less than fair market value, subject to certain conditions. Therefore, the Corporation has not taken any action to adjust its compensation plans or policies in response to the adoption of this law.


                                     -H 10-

SUBMITTED BY THE MEMBERS OF THE Committee:

                George W. Astrike                 Robert L. Ruckriegel
                David Buehler                     Mark A. Schroeder
                A. W. Place, Jr.                  Joseph F. Steurer
                David B. Graham


                 Committee Interlocks and Insider Participation

        Two of the persons who served during 1997 on the Committee of the Corporation's Board of Directors, Messrs. Astrike and Schroeder, are executive officers of the Corporation. Messrs Astrike and Schroeder were not present for, and did not participate in, any Committee proceedings relating to the determination of their own compensation. None of the other five members of the Committee is, or previously was, an officer or employee of the Corporation. Mr. Buehler, a member of the Committee, is a principal shareholder, officer and director of Buehler Foods, Inc., which subleases space for three branch banking facilities to two of the Banks.


                 Certain Business Relationships And Transactions

        During 1997, the bank subsidiaries of the Corporation had (and expect to continue to have in the future) banking transactions in the ordinary course of business with Directors, officers and principal shareholders of the Corporation and their associates. These transactions have been made on substantially the same terms, including interest rates, collateral and repayment terms on extensions of credit, as those prevailing at the same time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features.


                                     -H 11-

                             Stock Performance Graph

        The SEC requires the Corporation to include in this proxy statement a line-graph presentation comparing the Corporation's cumulative, five-year shareholder returns with market and industry returns. The following graph compares the Corporation's performance with the performance of the NASDAQ Stock Market (U.S. Companies), NASDAQ Bank Stocks, and a peer group of bank holding companies headquartered in Southern Indiana. The peer group includes the following: AMBANC Corp.; CNB Bancshares, Inc.; First Financial Corporation; Indiana United Bancorp; National City Bancshares, Inc.; and Old National Bancorp. The returns of each company in the peer group have been weighted to reflect the company's market capitalization.



                  [TABLE SUBSTITUTED FOR GRAPH IN EDGAR FILING]



                              GAB                  Peer                 Market
                              ---                  ----                 ------
        12/31/92             100.00                100.00               100.00
        12/31/93             147.22                126.50               114.80
        12/31/94             152.44                131.38               112.21
        12/31/95             158.93                138.47               158.70
        12/31/96             216.52                183.01               195.19
        12/31/97             389.30                254.44               239.52


                                     -H 12-

                                   PROPOSAL 2

                   PROPOSAL TO AMEND ARTICLES OF INCORPORATION
                             TO ELIMINATE PAR VALUE

        Currently, the Corporation's Articles of Incorporation provide that the Corporation's shares have a par value of $10.00 per share. The Board of Directors of the Corporation has approved and adopted, subject to shareholder approval, an amendment to the Corporation's Articles of Incorporation that would change the per share par value from $10.00 to no par value, except that, for certain limited purposes, the shares would be deemed to have a "stated value" of $1.00 per share. The proposed amendment would result in the elimination of the concept of par value with respect to the Corporation's shares. The proposed change would be accomplished by amending Article V of the Corporation's Articles of Incorporation to read as follows:

         "The total number of shares of capital stock that the Corporation has authority to issue shall be 20,500,000 shares consisting of 20,000,000 common shares (the "Common Shares") and 500,000 preferred shares (the "Preferred Shares"). The Corporation's shares shall have no par value. Solely for the purpose of any statute or regulation imposing any tax or fee based upon the capitalization of the Corporation, however, all of the shares shall be deemed to have a stated value of $1.00 per share."

        The Board of Directors believes that the proposed change in par value is in the best interests of the Corporation. The amendment would serve to conform the Corporation's Articles of Incorporation to current Indiana law and clarify the circumstances under which the Corporation may pay dividends or other distributions to shareholders. The Indiana Business Corporation Law, which became effective in 1987 (the "IBCL"), revised and restated substantially all of the Indiana law governing general business corporations. In 1987, the Corporation amended its Articles of Incorporation to reflect a number of the changes made by the IBCL, but no change was made at that time to the par value of the Corporation's shares. The prior law incorporated the concepts of par value, stated capital, capital surplus and earned surplus and utilized such concepts to determine a corporation's ability to pay dividends. The IBCL recognized that such concepts were complex and confusing and failed to serve the original purpose of protecting creditors and senior security holders. The IBCL eliminated these concepts entirely and substituted a simpler, more flexible, two-step test for judging distributions and redemptions. Under the IBCL, a corporation may make a dividend or other distribution to shareholders if, following the distribution, the corporation would be able to pay its debts as they become due in the ordinary course and the corporation's total assets would be greater than its total liabilities. The proposed amendment conforms the Corporation's Articles of Incorporation to these provisions of the IBCL. Neither the present "par value" nor the proposed "stated value" will have any effect on the Corporation's legal ability to pay dividends and make distributions. The Corporation does not anticipate that the amendment would affect the frequency or amount of dividends paid by the Corporation.

                                     -H 13-

        For approval, the proposal to amend the Corporation's Articles of Incorporation to change the par value of the shares requires that the number of votes properly cast in favor of the proposal exceed the number of votes properly cast against the proposal. Shares present but not voted for or against the proposal (including shares that abstain from voting and broker non-votes) will not count as negative votes and will not affect the determination of whether the proposal has been approved. If approved by the shareholders at the Annual
Meeting, the change in par value of the Corporation's shares would become effective upon the filing of an amendment to the Corporation's Articles of Incorporation with the Indiana Secretary of State.

        THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO AMEND THE CORPORATION'S ARTICLES OF INCORPORATION TO CHANGE THE PER SHARE PAR VALUE OF THE CORPORATION'S SHARES FROM $10.00 TO NO PAR VALUE. (ITEM 2 ON THE PROXY). UNLESS A SHAREHOLDER INDICATES OTHERWISE, PROXY HOLDERS WILL VOTE FOR THE PROPOSED AMENDMENT.

                             APPOINTMENT OF AUDITORS

        Crowe, Chizek and Company LLP ("Crowe Chizek") served as auditors for the Corporation in 1997. Although it is anticipated that Crowe Chizek will be selected, the Audit Committee has not yet considered the appointment of auditors for 1998. The Audit Committee expects to make a recommendation to the Board following the Audit Committee's April 1998 meeting. Representatives of Crowe Chizek will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

                        PRINCIPAL OWNERS OF COMMON SHARES

        The following table sets forth information as of January 1, 1998, relating to every person, including any group, known by management to beneficially own more than five percent of the Corporation's outstanding Common Shares and the beneficial ownership of the Corporation's Common Shares by all Directors and officers as a group.


Name and Address                                                        Percent
of Beneficial Owner           Amount and Nature of                        of
or Identity of Group           Beneficial Ownership                      Class
-------------------           ---------------------                     --------
Buehler Group (1)                    309,557                             5.8%
c/o David G. Buehler
1227 West 31st Street
Jasper, Indiana  47546

1 The Buehler Group consists of David G. Buehler, Brenda Buehler, Buehler Foods, Inc. and the David G. Buehler Charitable Trust. Buehler Foods, Inc., which owns of record 265,085 of these shares, is owned by David
         G. Buehler and his brother, Joseph E. Buehler, who share voting and investment power with respect to such shares. Mr. David Buehler owns 2 shares, he and his wife, Brenda Buehler, jointly own 6,407 shares, and the David G. Buehler Charitable Trust holds 37,800 shares. Mr. Joseph Buehler owns 263 shares.

                                     -H 14-

                                  OTHER MATTERS


        The Board of Directors knows of no matters, other than those reported above, that are to be brought before the Annual Meeting. However, if other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their judgment on such matters.


                                    EXPENSES

        All expenses in connection with this solicitation of proxies will be borne by the Corporation.



                  SHAREHOLDER PROPOSALS FOR 1999 ANNUAL MEETING

        A shareholder desiring to submit a proposal for inclusion in the Corporation's proxy statement for the 1999 Annual Meeting of Shareholders must deliver the proposal so that it is received by the Corporation no later than December 1, 1998. Proposals should be mailed to Urban R. Giesler, Secretary of the Corporation, 711 Main Street, Jasper, Indiana 47546, by certified mail, return receipt requested.

                                     -H 15-

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Officers and Directors.

     Under the Indiana Business Corporation Law and Article IV of German American's Restated Bylaws, German American's officers, Directors, and employees are entitled to indemnification against all liability and expense with respect to any civil or criminal claim, action, suit or proceeding in which they are wholly successful. If they are not wholly successful and even if they are adjudged liable or guilty, they are entitled to indemnification if it is determined, with respect to a civil action, by disinterested Directors, a special legal counsel, or a majority vote of the shares of German American's voting stock held by disinterested shareholders, that they acted in good faith in what they reasonably believed to be the best interests of German American. With respect to any criminal action, it must also be determined that they had no reasonable cause to believe their conduct unlawful.

     Under the Indiana Business Corporation Law, a Director of German American cannot be held liable for actions that do not constitute wilful misconduct or recklessness. The Articles of Incorporation of German American provide that Directors of German American shall be immune from personal liability for any action taken as a Director, or any failure to take any action, to the fullest extent permitted by the applicable provisions of the Indiana Business Corporation Law from time to time in effect and by general principles of corporate law. In addition, a Director of German American against whom a shareholders' derivative suit has been filed cannot be held liable if a committee of disinterested Directors of German American, after a good faith investigation, determines either that the shareholder has no right or remedy or that pursuit of that right or remedy will not serve the best interests of German American.

     At present, there are no claims, actions, suits or proceedings pending where indemnification would be required under the above, and German American does not know of any threatened claims, actions, suits or proceedings which may result in a request for such indemnification.

     In addition, officers and Directors of German American are entitled to indemnification under an insurance policy of German American for expenditures incurred by them in connection with certain acts in their capacities as such, and providing reimbursement to German American for expenditures in indemnifying such Directors and officers for such acts. The maximum aggregate coverage for German American and insured individuals is $2,000,000 for claims made during each policy year, with the policies subject to self-retention and deductible provisions.

Item 21.  Exhibits and Financial Statement.

     The exhibits described in the Exhibit List immediately following the "Signatures" page of this Registration Statement (which Exhibit List is incorporated by reference) are hereby filed as part of this Registration Statement.

Item 22.  Undertakings.


                                     -II 1-

     The undersigned registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately proceeding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a Director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, 13 or 18 of this form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.



                  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
                                     -II 2-

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



                                     -II 3-

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment No.3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jasper, State of Indiana, on May 4, 1998.






                                  GERMAN AMERICAN BANCORP




                                  By /s/ George W. Astrike
                                    George W. Astrike, Chairman of the Board and
                                    Chief Executive Officer




     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Pre-Effective Amendment No. 3 to Registration Statement has been signed on May 4, 1998 by the following persons in the capacities indicated.




Principal Executive Officer:

/s/ George W. Astrike
George W. Astrike                                  Chairman of the Board
                                                   and Chief Executive Officer

Principal Financial Officer:

/s/ Richard Trent
Richard Trent                                      Chief Financial Officer


Principal Accounting Officer:

/s/ John M. Gutgsell
John M. Gutgsell                                   Vice President and Controller


/s/ George W. Astrike
George W. Astrike                                  Director

/s/ DAVID G. BUEHLER*
David G. Buehler                                   Director


                                     -II 4-

/s/ DAVID B. GRAHAM*
David B. Graham                                    Director


/s/ WILLIAM R. HOFFMAN*
William R. Hoffman                                 Director


/s/ MICHAEL B. LETT*
Michael B. Lett                                    Director


/s/ GENE C. MEHNE*
Gene C. Mehne                                      Director


/s/ A. W. PLACE, JR.*
A. W. Place, Jr.                                   Director


/s/ ROBERT L. RUCKRIEGEL*
Robert L. Ruckriegel                               Director


/s/ Mark A. Schroeder
Mark A. Schroeder                                  Director


/s/ LARRY J. SEGER*
Larry J. Seger                                     Director


/s/ JOSEPH F. STEURER*
Joseph F. Steurer                                  Director


/s/ CHET L. THOMPSON*
Chet L. Thompson                                   Director


     *By /s/ George W. Astrike
        George W. Astrike, as Attorney-in-Fact



                                     -II 5-

                                  EXHIBIT INDEX


Exhibit
Number                             Description

2.1 Agreement and Plan of Reorganization between German American and CSB (included as Appendix A to the Prospectus/Proxy Statement).

2.2 Agreement and Plan of Reorganization between German American and FSB (included as Appendix B to the Prospectus/Proxy Statement).

3.1 Restated Articles of Incorporation of German American Bancorp, as amended April 24, 1995. The copy of this exhibit filed as Exhibit 3.1 to German American's Report on Form 10-K for the year ended December 31, 1995, is incorporated herein by reference.

3.2 Restated Bylaws of German American Bancorp, as amended August 14, 1990. The copy of this exhibit filed as Exhibit 3.2 to German American's Report on Form 10-K for the year ended December 31, 1995, is incorporated herein by reference.

5   *     Opinion of Leagre Chandler & Millard regarding  legality of securities being offered, including consent.



8.1  **   Opinion of Leagre  Chandler  & Millard  regarding  federal  income tax consequences of CSB Merger, including consent.

8.2  **   Opinion of Leagre  Chandler  & Millard  regarding  federal  income tax consequences of FSB Merger, including consent.



10.1 German American Bancorp 1992 Stock Option Plan. The copy of this exhibit filed as Exhibit 10.1 to Amendment No. 1 to German American's Registration Statement on Form S-4 filed January 21, 1993 (No. 33-55170) is incorporated herein by reference.

10.2 Executive Deferred Compensation Agreement dated December 1, 1992 between The German American Bank and George W. Astrike. The copy of this exhibit filed as Exhibit 10.3 to Amendment No. 1 to German American's Registration Statement on Form S-4 filed January 21, 1993 (No. 33-55170) and is incorporated herein by reference.

10.3 Director Deferred Compensation Agreement between The German American Bank and all but one of its Directors. The documents filed as Exhibit
          10.4 to Amendment No. 1 to German American's Registration Statement on Form S-4 filed January 21, 1993 (No. 33-55170) are incorporated herein by reference. (The Agreement entered into by George W. Astrike, a copy of which was filed as Exhibit 10.4 to the S-4, is substantially identical to the Agreements entered into by the other Directors.) The schedule following Exhibit 10.4 to the S-4 lists the Agreements with the other

                                     -II 6-

          Directors and sets forth the material detail in which such Agreements differ from the Agreement filed as Exhibit 10.4 to the Unibancorp S-4.

10.4 Sublease entered by and between Buehler Foods, Inc. and The German American Bank, dated January 2, 1987 (Huntingburg Banking Center
          Branch). The copy of this exhibit filed as Exhibit 10.5 to the Registrant's Registration Statement on Form S-4 filed February 28, 1994 (No. 33-75762) (the "Otwell S-4") is incorporated herein by reference.

10.5 Sublease entered by and between Buehler Foods, Inc. and The German American Bank dated August 1, 1990 (The Crossing Shopping Center Branch). The copy of this exhibit filed as Exhibit 10.5 to the Registrant's Registration Statement on Form S-4 filed November 19, 1996 (No. 333-16331) is incorporated herein by reference.

10.6 Letter dated January 5, 1995 from the German American Bank to Buehler Foods, Inc. notifying Buehler Foods, Inc. of exercise of renewal option on The Crossing Shopping Center Branch. The copy of this exhibit filed as Exhibit 10.4 of the Registrant's Report on Form 10-K for the year ended December 31, 1994 is incorporated herein by reference.

10.7 Incentive stock option agreement between German American and George W. Astrike dated April 20, 1993. The copy of this exhibit filed as
          Exhibit 10.6 to the Otwell S-4 is incorporated herein by reference.

10.8 Form of Incentive Stock Option Agreement. The copy of this exhibit filed as Exhibit 10.7 to the Otwell S-4 is incorporated herein by reference. The Incentive Stock Option Agreement between German American Bancorp and Mark A. Schroeder dated April 20, 1993, is substantially identical to the Form of Incentive Stock Option Agreements entered into by German American and the following other executive officers of German American, all on April 20, 1993: James E. Essany (1,500 shares); Urban R. Giesler (1,500 shares); Stan J. Ruhe (3,000 shares) (all numbers and prices unadjusted for subsequent stock splits).



13        Annual Report to  Shareholders  for the year ended  December 31, 1997.
          The copy of this exhibit filed as Exhibit 13 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 10-K") is incorporated herein by reference. This exhibit, except to the extent specifically incorporated by reference into the 1997 10-K, is furnished for the information of the Commission only and is not to be deemed "filed" as a part of the 1997 10-K or this Registration Statement (A copy is also included as Appendix G hereto).


21   *    Subsidiaries of German American.

23.1      Consent of Crowe, Chizek and Company, LLP.

23.2      Consent of Crowe, Chizek and Company, LLP.

23.3      Consent of Gaither Rutherford & Co., LLP.

23.4 Consents of counsel are filed as part of Exhibits 5 and 8 to this Registration Statement.


                                     -II 7-

23.5 *    Consent of Olive Corporate Finance, LLC.

23.6 *    Consent of Olive Corporate Finance, LLC.


24  **    Power of Attorney.

27  **    Financial Data Schedule.



99.1 *    Form of Proxy (CSB).

99.2 *    Form of Proxy (FSB).

99.3      Review Form of Cover Letter to Shareholders (CSB).

99.4      Review Form of Cover Letter to Shareholders (FSB).


* Filed as part of original Registration Statement on February 26, 1998.


** Filed as part of Pre-Effective Amendment No. 2 to Registration Statement on
   April 22, 1998.


                                     -II 8-